   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 REGISTRATION FILE NO. 333-98631
                                                                        811-8722

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM N-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933                        [ ]
                         PRE-EFFECTIVE AMENDMENT NO. 2                       [X]
                       POST-EFFECTIVE AMENDMENT NO. -----                    [ ]

                                     AND/OR

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940                    [ ]
                                AMENDMENT NO. 2                              [X]
                       (CHECK APPROPRIATE BOX OR BOXES.)

                            NATIONWIDE PROVIDENT VLI


                               SEPARATE ACCOUNT A

           (FORMERLY PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT)
                           (EXACT NAME OF REGISTRANT)

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
         (FORMERLY PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA)
                              (NAME OF DEPOSITOR)

                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (302) 452-4000


            KATHERINE DEPERI, ESQ.                                COPY TO:
             NATIONWIDE LIFE AND                           STEPHEN E. ROTH, ESQ.
          ANNUITY COMPANY OF AMERICA                  SUTHERLAND ASBILL & BRENNAN LLP
         1000 CHESTERBROOK BOULEVARD                   1275 PENNSYLVANIA AVENUE, N.W.
          BERWYN, PENNSYLVANIA 19312                     WASHINGTON, DC 20004-2415
   (NAME AND ADDRESS OF AGENT FOR SERVICE)


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
  Interests in Individual Flexible Premium Adjustable Variable Life Insurance
                                    Policies
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                  INSURANCE POLICY

                      Issued by

     NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

                         and

   NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
         (FORMERLY PROVIDENTMUTUAL LIFE AND
             ANNUITY COMPANY OF AMERICA)

              SERVICE CENTER          MAIN ADMINISTRATIVE OFFICE
           300 CONTINENTAL DRIVE       1000 CHESTERBROOK BLVD.
          NEWARK, DELAWARE 19713      BERWYN, PENNSYLVANIA 19312

              TELEPHONE: (800) 688-5177
                                                              PROSPECTUS


                                                          February 14, 2003


This prospectus describes a flexible premium adjustable variable life insurance policy ("Policy") issued by Nationwide Life and Annuity Company of America (the "Company" or "NLACA"). The Policy is a long-term investment designed to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective Owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy's values to:

      -- Nationwide Provident VLI Separate Account A (the "Separate Account"), which invests in the Portfolios listed on this page; or

      --  the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the Portfolios available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:

      --  ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

      --  ARE NOT FEDERALLY INSURED;

      --  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

      --  ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

   THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The following Portfolios are available:

     -- THE MARKET STREET FUND
        Equity 500 Index Portfolio
        Money Market Portfolio

     -- AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. (CLASS I)
        VP Ultra Fund(R)
        VP Income & Growth Fund

     -- DREYFUS INVESTMENT PORTFOLIOS
        Small Cap Stock Index Portfolio

     -- DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
        Appreciation Portfolio

     -- FEDERATED INSURANCE SERIES (PRIMARY SHARES)
        Quality Bond Fund II

     -- FIDELITY VARIABLE INSURANCE PRODUCTS
        (SERVICE CLASS)
        Equity-Income Portfolio
        Growth Portfolio
        Investment Grade Bond Portfolio
        Overseas Portfolio

     -- GARTMORE VARIABLE INSURANCE TRUST
        Government Bond Fund
        Investor Destinations Aggressive Fund
        Investor Destinations Conservative Fund
        Investor Destinations Moderate Fund
        Investor Destinations Moderately   Aggressive Fund
        Investor Destinations Moderately   Conservative Fund

     -- JANUS ASPEN SERIES (SERVICE SHARES)
        Capital Appreciation Portfolio

     -- OPPENHEIMER VARIABLE ACCOUNT FUNDS (INITIAL CLASS)
        Capital Appreciation/VA
        Global Securities Fund/VA

     -- VANGUARD VARIABLE INSURANCE FUND
        Equity Income Portfolio
        High Yield Bond Portfolio
        Mid-Cap Index Portfolio
        Total Bond Market Index Portfolio

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


POLICY BENEFITS/RISKS SUMMARY.........    1
  Policy Benefits.....................    1
     Death Benefit....................    1
     Policy Cancellation, Surrender,
       and Partial Withdrawals........    2
     Transfers........................    2
     Loans............................    2
     Personalized Illustrations.......    3
  Policy Risks........................    3
     Investment Risk..................    3
     Risk of Lapse....................    3
     Tax Risks........................    3
     Withdrawal and Surrender Risks...    4
     Loan Risks.......................    4
  Portfolio Risks.....................    5
FEE TABLE.............................    5
THE POLICY............................   14
  Purchasing a Policy.................   14
  When Insurance Coverage Takes
     Effect...........................   14
  Canceling a Policy (Free Look
     Right)...........................   14
  Ownership and Beneficiary Rights....   15
  Modifying the Policy................   15
  Other Policies......................   16
PREMIUMS..............................   16
  Allocating Premiums.................   17
  Delay in Allocation.................   17
POLICY ACCOUNT VALUES.................   18
  Policy Account Value................   18
  Net Cash Surrender Value............   18
  Subaccount Value....................   18
  Unit Value..........................   19
  Guaranteed Account Value............   19
DEATH BENEFIT.........................   19
  Insurance Proceeds..................   19
  Death Benefit Options...............   20
  Changing Death Benefit Options......   21
  Changing the Face Amount............   21
  Settlement Options..................   22
  Accelerated Death Benefit...........   22
  Long-Term Care Benefit..............   22
SURRENDERS AND PARTIAL WITHDRAWALS....   23
  Surrenders..........................   23
  Partial Withdrawals.................   23
TRANSFERS.............................   24
  Additional Transfer Rights..........   26
LOANS.................................   26
TELEPHONE, FAX, AND E-MAIL REQUESTS...   27
POLICY LAPSE AND REINSTATEMENT........   28
  Lapse...............................   28
  Reinstatement.......................   28
THE COMPANY AND THE GUARANTEED
  ACCOUNT.............................   29
  Nationwide Life and Annuity Company
     of America.......................   29
  The Guaranteed Account..............   29
THE SEPARATE ACCOUNT AND THE
  PORTFOLIOS..........................   29
  The Separate Account................   29
  The Portfolios......................   30
  Addition, Deletion, or Substitution
     of Investments...................   33
  Voting Portfolio Shares.............   33
CHARGES AND DEDUCTIONS................   34
  Premium Expense Charge..............   34
  Monthly Deduction...................   34
  Insurance Charge....................   36
  Surrender Charges and Additional
     Surrender Charges................   37
  Face Amount Increase Charge.........   40
  Partial Withdrawal Charge...........   40
  Transfer Charge.....................   40
  Loan Interest Charge................   40
  Portfolio Expenses..................   40
FEDERAL TAX CONSIDERATIONS............   40
  Tax Treatment of Policy Benefits....   41
SPLIT DOLLAR ARRANGEMENTS.............   44
SUPPLEMENTAL BENEFITS AND RIDERS......   45
SALE OF THE POLICIES..................   45
STATE VARIATIONS......................   46
LEGAL PROCEEDINGS.....................   46
FINANCIAL STATEMENTS..................   47
GLOSSARY..............................   48
STATEMENT OF ADDITIONAL INFORMATION
  TABLE OF CONTENTS...................   51

POLICY BENEFITS/RISKS SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Policy is a flexible premium adjustable variable life insurance policy. The Policy is built around its Policy Account Value. The Policy Account Value will increase or decrease depending on the investment performance of the Subaccounts, the amount of interest we credit to the Guaranteed Account, the Premiums you pay, the Policy fees and charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE ANY MINIMUM POLICY ACCOUNT VALUE. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                                POLICY BENEFITS

DEATH BENEFIT

 -- INSURANCE PROCEEDS. We pay Insurance Proceeds to the Beneficiary upon due proof of death of the Insured. The Insurance Proceeds equal the death benefit and any additional insurance provided by Rider less any Indebtedness and unpaid Monthly Deductions.

 -- DEATH BENEFIT OPTION A AND OPTION B. In the Application, you choose between two death benefit options under the Policy. We will not issue the Policy until you have elected a death benefit option. We calculate the amount available under each death benefit option as of the Insured's date of death.

  -- DEATH BENEFIT OPTION A is equal to the greater of:

       -- the Face Amount (which is the amount of insurance you select); OR

       -- the Policy Account Value multiplied by the applicable percentage listed in the table below.

  -- DEATH BENEFIT OPTION B is equal to the greater of:

       -- the Face Amount PLUS the Policy Account Value; OR

       -- the Policy Account Value multiplied by the applicable percentage listed in the table below.

ATTAINED AGE                   PERCENTAGE          ATTAINED AGE           PERCENTAGE
------------                   ----------          -------------          ----------
40 and under                      250%                  60                   130%
45                                215%                  65                   120%
50                                185%                  70                   115%
55                                150%             75 through 90             105%
                                                   95 through 99             100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.


 -- CHANGE IN DEATH BENEFIT OPTION AND FACE AMOUNT. After the first Policy Year and at least 12 months after any increase in Face Amount, you may change death benefit options while the Policy is in force. Also, after the first Policy Year, you may change the Face Amount subject to certain conditions. We apply a charge if you increase your Face Amount, and may apply a surrender charge and/or additional surrender charge if you decrease your Face Amount. A change in death benefit option or Face Amount may have tax consequences.


 -- ACCELERATED DEATH BENEFIT. Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of your death benefit if the Insured develops a terminal illness or, in certain states only, is permanently confined to a nursing care facility. We will deduct an administrative charge from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

 -- LONG-TERM CARE BENEFIT. Under the Long-Term Care Benefit Riders, you may receive periodic payments of a portion of your death benefit and waiver of Monthly Deductions if the Insured becomes "chronically ill." We impose a monthly charge if you elect any of these Riders. There may be federal income tax consequences associated with the Long-Term Care Benefit Riders. You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

POLICY CANCELLATION, SURRENDER, AND PARTIAL WITHDRAWALS


 -- POLICY CANCELLATION: When you receive your Policy, a 10-day "free look" period begins. You may return your Policy during this period and receive a refund. A Free Look Period also begins if you request an increase in Face Amount.



 -- SURRENDER: At any time while the Policy is in force, you may make a Written Request (by submitting our Surrender form to us) to Surrender of your Policy and receive the Net Cash Surrender Value. A Surrender may have tax consequences.



 -- PARTIAL WITHDRAWALS: After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value, subject to the following rules. Partial withdrawals may have tax consequences.


     - You must request at least $1,500.

     - For each partial withdrawal, we deduct a $25 fee from the remaining Policy Account Value.

     - If Death Benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal.

     - Unless you specify otherwise, we will deduct the requested partial withdrawal and partial withdrawal charge from the Subaccounts and the Guaranteed Account in proportion to the value in each account.

TRANSFERS

 --  You may make transfers among the Subaccounts and the Guaranteed Account.

 --  We charge $25 for the 13th and each additional transfer during a Policy
     Year.

 -- Transfers out of the Guaranteed Account may be made only within 30 days of a Policy Anniversary.

 -- The minimum amount you may transfer from a Subaccount or the Guaranteed Account is the lesser of $1,000 or the total value in the Subaccount or Guaranteed Account.

LOANS

 -- You may take a loan (minimum $500) from your Policy at any time. The maximum loan amount you may take is the Net Cash Surrender Value. Loans may have tax consequences.

 -- We charge you a maximum annual interest rate of 6% ("charged interest rate") on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the Policy Year.

 -- We credit interest on amounts in the Loan Account ("earned interest rate") and we guarantee that the annual earned interest rate will not be lower than 4%. We currently credit an earned interest rate of 4% to amounts in the Loan Account.

 -- As collateral for the loan, we transfer an amount equal to the loan (adjusted by the earned interest rate and the charged interest rate to the next Policy Anniversary) from the Separate Account and Guaranteed Account to the Loan Account on a pro rata basis, unless you specify another allocation.

 -- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.

 -- We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.


PERSONALIZED ILLUSTRATIONS



You will receive personalized illustrations that reflect your own particular circumstances. These illustrations may help you to understand the long-term effects of different levels of investment performance and the charges and deductions under the Policy. They also may help you compare the Policy to other life insurance policies. These illustrations also show the value of Premiums accumulated with interest and demonstrate that the Policy Account Value may be low (compared to the Premiums paid plus accumulated interest) if you Surrender the Policy in the early Policy Years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Policy Account Value.


                                  POLICY RISKS

INVESTMENT RISK


If you invest your Policy Account Value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the Policy Account Value will decrease. In addition, we deduct Policy fees and charges from your Policy Account Value, which can significantly reduce your Policy Account Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy Account Value. You COULD lose everything you invest and your Policy could Lapse without value, unless you pay additional Premiums. If you allocate Net Premiums to the Guaranteed Account, then we credit your Policy Account Value (in the Guaranteed Account) with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.


RISK OF LAPSE

If your Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges, your Policy may enter a 61-day Grace Period. We will notify you that the Policy will Lapse (terminate without value) unless you make a sufficient payment during the Grace Period. Your Policy may also Lapse if your Indebtedness reduces the Net Cash Surrender Value to zero. Your Policy generally will not Lapse: (1) during the first 5 Policy Years, if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium; or (2) if you make a payment equal to 3 Monthly Deductions before the end of the Grace Period. You may reinstate a lapsed Policy, subject to certain conditions.

TAX RISKS


We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider or a Long-Term Care Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although other taxes, such as estate taxes, may apply.

Depending on the total amount of Premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on Surrenders, partial withdrawals, and loans taken before you attain age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

WITHDRAWAL AND SURRENDER RISKS

The surrender charge under the Policy applies for 15 Policy Years after the Policy Date. An additional surrender charge will be applicable for 15 years from the date of any increase in the Face Amount. It is possible that you will receive no Net Cash Surrender Value if you Surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to Surrender all or part of the Policy Account Value in the near future. We designed the Policy to meet long-term financial goals. THE POLICY IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

Even if you do not ask to Surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will Lapse (terminate without value), because surrender charges and additional surrender charges decrease the Net Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly Lapse). See "Risk of Lapse," above.

Partial withdrawals are not permitted during the first Policy Year, and we will reduce the Face Amount by the amount of the partial withdrawal if Death Benefit Option A is in effect.


A Surrender or partial withdrawal may have tax consequences.


LOAN RISKS


A Policy loan, whether or not repaid, will affect Policy Account Value over time because we subtract the amount of the loan from the Subaccounts and/or Guaranteed Account as collateral and hold it in the Loan Account. This loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate credited to the Guaranteed Account.


We reduce the amount we pay on the Insured's death by the amount of any Indebtedness. Your Policy may Lapse (terminate without value) if your Indebtedness reduces the Net Cash Surrender Value to zero.


A loan may have tax consequences. In addition, if you Surrender a Policy which is not a MEC or allow it to Lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

                                PORTFOLIO RISKS

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus. Please refer to the Portfolios' prospectuses for more information.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and Surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, takes a Policy loan, or transfers Policy Account Value among the Subaccounts and the Guaranteed Account.



----------------------------------------------------------------------------------------------
                                       TRANSACTION FEES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 MAXIMUM CHARGE
 IMPOSED ON PREMIUMS
 (PREMIUM EXPENSE
 CHARGE):
----------------------------------------------------------------------------------------------
  Premium Tax            Upon receipt of each    0-4% of each premium    0-4% of each premium
  Charge(1)                premium payment      payment, depending on   payment, depending on
                                                the Insured's state of  the Insured's state of
                                                      residence               residence
----------------------------------------------------------------------------------------------
  Percent of Premium     Upon receipt of each       10% of premium         During the first
  Charge(2)                premium payment             payments          Policy Year, 10% of
                                                                        premium payments up to
                                                                         a specified premium
                                                                         amount,(3) and 4% of
                                                                        premium payments above
                                                                             this amount
----------------------------------------------------------------------------------------------
  Percent of Premium     Upon receipt of each       10% of premium         10% of Premiums
  Charge (Additional    premium payment during         payments            allocated to the
  Premium Charge)           the first year                                 increase in Face
                        following an increase                               Amount up to a
                            in Face Amount                                specified premium
                                                                          amount, and 4% of
                                                                        premium payments above
                                                                             this amount
----------------------------------------------------------------------------------------------


---------------

 (1) We do not deduct a premium tax charge in jurisdictions that impose no premium tax.

 (2) After the first Policy Year, the percent of premium charge decreases to 4% of premium payments.

 (3) The specified premium amount varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount). The maximum specified premium amount for any Policy is $752.57 per $1,000 of Face Amount.

----------------------------------------------------------------------------------------------
                                       TRANSACTION FEES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 SURRENDER CHARGE:
----------------------------------------------------------------------------------------------
  Deferred Sales        Upon Surrender, Lapse,  The lesser of: (1) 35%  The lesser of: (1) 35%
  Charge(4)              or decrease in Face     of all Premiums paid    of all Premiums paid
                          Amount during the         to the date of          to the date of
                        first 15 Policy Years   Surrender or Lapse, or  Surrender or Lapse, or
                                                  (2) during Policy       (2) during Policy
                                                Years 1-6, 70% of the   Years 1-6, 70% of the
                                                Target Premium(5) for   Target Premium(5) for
                                                   the initial Face        the initial Face
                                                        Amount                  Amount

----------------------------------------------------------------------------------------------
  Deferred              Upon Surrender, Lapse,   During Policy Years     During Policy Years
  Administrative         or decrease in Face    1-6, $4.90 per $1,000   1-6, $4.90 per $1,000
  Charge(6)               Amount during the         of Face Amount          of Face Amount
                        first 15 Policy Years

----------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 ADDITIONAL SURRENDER
 CHARGE:

----------------------------------------------------------------------------------------------
  Additional Deferred   Upon Surrender, Lapse,  The lesser of: (1) 35%  The lesser of: (1) 35%
  Sales Charge(7)        or decrease in Face    of Premiums allocated   of Premiums allocated
                          Amount during the       to the increase in      to the increase in
                            first 15 years       Face Amount, or (2)     Face Amount, or (2)
                        following an increase     during the first 6      during the first 6
                            in Face Amount       years following the     years following the
                                                effective date of the   effective date of the
                                                   increase in Face        increase in Face
                                                  Amount, 70% of the      Amount, 70% of the
                                                  Target Premium for      Target Premium for
                                                each increase in Face   each increase in Face
                                                        Amount                  Amount

----------------------------------------------------------------------------------------------
  Additional Deferred   Upon Surrender, Lapse,    During the first 6      During the first 6
  Administrative         or decrease in Face     years following the     years following the
  Charge(8)               Amount during the     effective date of each  effective date of each
                            first 15 years         increase in Face        increase in Face
                        following an increase     Amount, $4.90 per       Amount, $4.90 per
                            in Face Amount         $1,000 for each         $1,000 for each
                                                   increase in Face        increase in Face
                                                        Amount                  Amount

----------------------------------------------------------------------------------------------
 FACE AMOUNT INCREASE   Upon increase in Face     $60 plus $3.00 per      $60 plus $0.50 per
 CHARGE                         Amount            $1,000 of the Face      $1,000 of the Face
                                                   Amount increase       Amount increase, not
                                                                            to exceed $750

----------------------------------------------------------------------------------------------


---------------


 (4) The deferred sales charge decreases each Policy Year to 0% after the 15th Policy Year.
     Upon a decrease in Face Amount, we deduct a portion of this charge.



 (5) The Target Premium varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount). The maximum Target Premium for any
     Policy is $54 per $1,000 of Face Amount.



 (6) The deferred administrative charge decreases each Policy Year to $0 after the 15th Policy
     Year. Upon a decrease in Face Amount, we deduct a portion of this charge.



 (7) The additional deferred sales charge decreases each year following an increase in Face
     Amount to 0% after the 15th year. Upon a decrease in Face Amount, we deduct a portion of this charge.



 (8) The additional deferred administrative charge decreases each year following an increase in Face Amount to $0 after the 15th year. Upon a decrease in Face Amount, we deduct a portion of this charge.

----------------------------------------------------------------------------------------------
                                       TRANSACTION FEES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 OTHER WITHDRAWAL/           Upon partial         $25 per withdrawal      $25 per withdrawal
 SURRENDER FEES               withdrawal
----------------------------------------------------------------------------------------------
 TRANSFER FEES(9)           Upon transfer          $25 per transfer        $25 per transfer
----------------------------------------------------------------------------------------------
 LOAN INTEREST          On Policy Anniversary    Annual rate of 6.00%    Annual rate of 6.00%
 CHARGE(10)                 or earlier, as        of the loan amount      of the loan amount
                            applicable(11)
----------------------------------------------------------------------------------------------


The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.


----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 COST OF
 INSURANCE:(12)

----------------------------------------------------------------------------------------------

   Minimum and Maximum    On Policy Date and     $0.06 - $420.82 per     $0.03 - $105.86 per
   Charge                 monthly on Policy      $1,000 of net amount    $1,000 of net amount
                            Processing Day      at risk(13) per month     at risk per month
                                                                         during Policy Years
                                                                                 1-10
                                                                         $0.02 - $115.12 per
                                                                         $1,000 of net amount
                                                                          at risk per month
                                                                         during Policy Years
                                                                                 11 +

----------------------------------------------------------------------------------------------
   Charge for a male      On Policy Date and     $0.28 per $1,000 of     $0.22 per $1,000 of
   Insured, Attained      monthly on Policy     net amount at risk per  net amount at risk per
   Age 45, in the           Processing Day              month                   month
   nonsmoker Premium
   Class

----------------------------------------------------------------------------------------------


---------------

 (9) We do not assess a transfer charge for the first 12 transfers each Policy Year.


(10) The maximum guaranteed net cost of loans is 2.00% annually (e.g., the difference between the amount of interest we charge you for a loan (6.00% annually) and the amount of interest we credit to the Loan Account (guaranteed not be lower than 4.00% annually)).



(11) While a Policy loan is outstanding, loan interest is payable in arrears on each Policy
     Anniversary or, if earlier, on the date of loan repayment, Lapse, Surrender, Policy termination, or the Insured's death.



(12) Cost of insurance charges vary based on the Insured's Attained Age, sex, Premium Class,
     Policy Year, and net amount at risk. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Service Center. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the
     Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.



(13) The net amount at risk is equal to the death benefit on the Policy Processing Day minus the Policy Account Value on the Policy Processing Day.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
 INITIAL                  On Policy Date and              $5                      $5
 ADMINISTRATIVE           monthly on Policy
 CHARGE(14)                 Processing Day
----------------------------------------------------------------------------------------------
 MONTHLY                  On Policy Date and             $11                    $7.50
 ADMINISTRATIVE CHARGE    monthly on Policy
                            Processing Day
----------------------------------------------------------------------------------------------
 INSURANCE CHARGE               Daily            Annual rate of 1.00%   -- For Subaccounts
                                                 of the average daily      investing in the
                                                  net assets of each       Vanguard Variable
                                                  Subaccount you are       Insurance Fund
                                                     invested in           Portfolios, an
                                                                           annual rate of
                                                                           0.95% of the
                                                                           average daily net
                                                                           assets of each
                                                                           Vanguard Variable
                                                                           Insurance Fund
                                                                           Subaccount you are
                                                                           invested in
                                                                        -- For all other
                                                                           Subaccounts, an
                                                                           annual rate of
                                                                           0.75% of the
                                                                           average daily net
                                                                           assets of each of
                                                                           those Subaccounts
                                                                           you are invested in
----------------------------------------------------------------------------------------------
 OPTIONAL CHARGES:(15)
----------------------------------------------------------------------------------------------
  Accelerated Death        At the time the               $250                    $100
  Benefit Rider           accelerated death
                           benefit is paid
----------------------------------------------------------------------------------------------
  Additional Insurance   On Rider Policy Date    $0.06 - $420.82 per     $0.02 - $115.12 per
  Benefit Rider:        and monthly on Policy      $1,000 of Rider         $1,000 of Rider
                            Processing Day       coverage amount per     coverage amount per
   Minimum and Maximum                                  month                   month
   Charge
----------------------------------------------------------------------------------------------


---------------


(14) We only deduct the initial administrative charge on the first 12 Policy Processing Days.



(15) Charges for the Additional Insurance Benefit Rider, Convertible Term Rider, Disability
     Waiver Benefit Rider, Disability Waiver of Premium Benefit Rider, and Long-Term Care
     Benefit Riders may vary based on the Insured's Issue or Attained Age, sex, Premium Class,
     Policy Year, Face Amount, and net amount at risk. Charges based on Attained Age may increase as the Insured ages. The Rider charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the Rider charges applicable to your Policy, and more detailed information concerning these Rider charges is available on request from our Service Center. Also, before you purchase the
     Policy, we will provide you personalized illustrations of your future benefits under the
     Policy based upon the Insured's Issue Age and Premium Class, the death benefit option,
     Face Amount, planned periodic premiums, and Riders requested.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
   Charge for a male     On Rider Policy Date    $0.28 per $1,000 of     $0.11 per $1,000 of
   Insured, Attained    and monthly on Policy   Rider coverage amount   Rider coverage amount
   Age 45, in the           Processing Day            per month               per month
   nonsmoker Premium
   Class
----------------------------------------------------------------------------------------------
  Change of Insured              N/A                     None                    None
  Rider
----------------------------------------------------------------------------------------------
  Children's Term        On Rider Policy Date    $0.52 per $1,000 of     $0.52 per $1,000 of
  Insurance Rider       and monthly on Policy   Rider coverage amount   Rider coverage amount
                            Processing Day            per month               per month
----------------------------------------------------------------------------------------------
  Convertible Term       On Rider Policy Date    $0.06 - $420.82 per     $0.06 - $113.17 per
  Rider:                and monthly on Policy      $1,000 of Rider         $1,000 of Rider
                            Processing Day       coverage amount per     coverage amount per
   Minimum and Maximum                                  month                   month
   Charge
----------------------------------------------------------------------------------------------
   Charge for a female   On Rider Policy Date    $0.12 per $1,000 of     $0.08 per $1,000 of
   Insured, Attained    and monthly on Policy   Rider coverage amount   Rider coverage amount
   Age 35, in the           Processing Day            per month               per month
   nonsmoker Premium
   Class
----------------------------------------------------------------------------------------------
  Disability Waiver      On Rider Policy Date     $0.01 - $1.76 per       $0.01 - $1.76 per
  Benefit Rider:        and monthly on Policy    $1,000 net amount at    $1,000 net amount at
   Minimum and Maximum      Processing Day          risk per month          risk per month
   Charge
----------------------------------------------------------------------------------------------
   Charge for an         On Rider Policy Date    $0.01 per $1,000 net    $0.01 per $1,000 net
   Insured, Attained    and monthly on Policy     amount at risk per      amount at risk per
   Age 45                   Processing Day              month                   month
----------------------------------------------------------------------------------------------
  Disability Waiver of   On Rider Policy Date     2% - 23.20% of the      2% - 23.20% of the
  Premium Benefit       and monthly on Policy   monthly benefit amount  monthly benefit amount
  Rider:                    Processing Day            per month               per month
   Minimum and Maximum
   Charge
----------------------------------------------------------------------------------------------
   Charge for an         On Rider Policy Date    3.9% of the monthly     3.9% of the monthly
   Insured, Issue Age   and monthly on Policy     benefit amount per      benefit amount per
   45                       Processing Day              month                   month
----------------------------------------------------------------------------------------------
  Final Policy Date              N/A                     None                    None
  Extension Rider
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
  Long-Term Care
  Benefit Riders:
----------------------------------------------------------------------------------------------
  1. Long-Term Care      On Rider Policy Date    No maximum amount is        $0.02(17) -
     Acceleration       and monthly on Policy         guaranteed        $3.24(18)per $1,000 of
     Benefit Rider(16)      Processing Day                              net amount at risk per
      Minimum and                                                               month
      Maximum Charge
----------------------------------------------------------------------------------------------
       Charge for a      On Rider Policy Date    No maximum amount is    $0.20 per $1,000 of
       male Insured,    and monthly on Policy         guaranteed        net amount at risk per
       Attained Age 55      Processing Day                                      month
       with a 4%
       Acceleration
       Benefit Rider
----------------------------------------------------------------------------------------------
  2. Long-Term Care      On Rider Policy Date    No maximum amount is     $0.01 - $3.47 per
     Waiver Benefit     and monthly on Policy         guaranteed         $1,000 of net amount
     Rider(19)              Processing Day                                at risk per month
      Minimum and
      Maximum Charge
----------------------------------------------------------------------------------------------
       Charge for a      On Rider Policy Date    No maximum amount is    $0.01 per $1,000 of
       male Insured,    and monthly on Policy         guaranteed        net amount at risk per
       Attained Age 55      Processing Day                                      month
----------------------------------------------------------------------------------------------


---------------


(16) We may increase the rates for the Long-Term Care Acceleration Benefit Rider charge on a class basis. We waive this Rider's charge during the time we pay benefits under the
     Rider.



(17) Based on the selection of the 2% Long-Term Care Acceleration Benefit Rider.



(18) Based on the selection of the 4% Long-Term Care Acceleration Benefit Rider.



(19) We may increase the rates for the Long-Term Care Waiver Benefit Rider charge on a class basis.

----------------------------------------------------------------------------------------------
                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------
                                                               AMOUNT DEDUCTED
                            WHEN CHARGE IS      ----------------------------------------------
        CHARGE                 DEDUCTED           GUARANTEED CHARGE         CURRENT CHARGE
----------------------------------------------------------------------------------------------
  3. Long-Term Care      On Rider Policy Date    No maximum amount is   $0.01(21) - $8.72(22)
     Extended           and monthly on Policy         guaranteed         per $1,000 of Rider
     Insurance Benefit      Processing Day                               coverage amount per
     Rider(20)                                                                  month
      Minimum and
      Maximum Charge
----------------------------------------------------------------------------------------------
       Charge for a      On Rider Policy Date    No maximum amount is    $0.19 per $1,000 of
       male Insured,    and monthly on Policy         guaranteed        Rider coverage amount
       Issue Age 55         Processing Day                                    per month
       with a 4%
       Extended
       Insurance
       Benefit Rider,
       assuming no
       inflation or
       nonforfeiture
       protection (as
       described in
       the Rider), and
       assuming
       lifetime
       payments
----------------------------------------------------------------------------------------------


The following tables describe the Portfolio fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy. The fees and expenses are for the fiscal year ended December 31, 2001. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by any of the Portfolios for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from Portfolio assets):

---------------------------------------------------------------------------------------
                                                              MINIMUM           MAXIMUM
---------------------------------------------------------------------------------------
 TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that
 are deducted from Portfolio assets, including management
 fees, distribution and/or service (12b-1) fees, and other
 expenses)                                                      0.22%     --     1.25%
---------------------------------------------------------------------------------------

---------------


(20) We may increase the rates for the Long-Term Care Extended Insurance Benefit Rider charge on a class basis. We waive this Rider's charge during the time we pay benefits under the
     Rider.



(21) Based on the selection of the 2% Long-Term Care Extended Insurance Benefit Rider, without inflation or nonforfeiture protection (as described in the Rider), and with a fixed extension period.



(22) Based on the selection of the 4% Long-Term Care Extended Insurance Benefit Rider, with inflation and nonforfeiture protection (as described in the Rider), and with a lifetime extension period.

The following table shows the fees and expenses charged by each Portfolio for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from Portfolio assets):


---------------------------------------------------------------------------------------------------
                                                                                         NET
                                                                        GROSS           TOTAL
                                                                        TOTAL          ANNUAL
                                       MANAGEMENT   12B-1    OTHER      ANNUAL        EXPENSES
PORTFOLIO                                 FEES      FEES    EXPENSES   EXPENSES   (CONTRACTUAL)(23)
---------------------------------------------------------------------------------------------------
 MARKET STREET FUND(24)
  Equity 500 Index Portfolio             0.24%        N/A    0.27%      0.51%          0.28%
---------------------------------------------------------------------------------------------------
  Money Market Portfolio                 0.25%        N/A    0.30%      0.55%          0.50%
---------------------------------------------------------------------------------------------------
 AMERICAN CENTURY VARIABLE
  PORTFOLIOS, INC. (CLASS I)
---------------------------------------------------------------------------------------------------
  VP Ultra Fund(R)                       1.00%        N/A    0.00%      1.00%          1.00%
---------------------------------------------------------------------------------------------------
  VP Income & Growth Fund                0.70%        N/A    0.00%      0.70%          0.70%
---------------------------------------------------------------------------------------------------
 DREYFUS INVESTMENT PORTFOLIOS
---------------------------------------------------------------------------------------------------
  Small Cap Stock Index Portfolio        0.35%      0.25%    0.00%      0.60%          0.60%
---------------------------------------------------------------------------------------------------
 DREYFUS VARIABLE INVESTMENT FUND
  (INITIAL SHARES)
---------------------------------------------------------------------------------------------------
  Appreciation Portfolio                 0.75%        N/A    0.03%      0.78%          0.78%
---------------------------------------------------------------------------------------------------
 FEDERATED INSURANCE SERIES
  (PRIMARY SHARES)
---------------------------------------------------------------------------------------------------
  Quality Bond Fund II                   0.60%      0.25%    0.40%      1.25%          1.25%
---------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
  (SERVICE CLASS)
---------------------------------------------------------------------------------------------------
  Equity-Income Portfolio                0.48%      0.10%    0.10%      0.68%          0.68%
---------------------------------------------------------------------------------------------------
  Growth Portfolio                       0.58%      0.10%    0.10%      0.78%          0.78%
---------------------------------------------------------------------------------------------------
  Investment Grade Bond Portfolio        0.43%      0.10%    0.11%      0.64%          0.64%
---------------------------------------------------------------------------------------------------
  Overseas Portfolio                     0.73%      0.10%    0.20%      1.03%          1.03%
---------------------------------------------------------------------------------------------------
 GARTMORE VARIABLE INSURANCE
 TRUST(25)
---------------------------------------------------------------------------------------------------
  Government Bond Fund (Class I)         0.50%        N/A    0.25%      0.75%          0.75%
---------------------------------------------------------------------------------------------------
  Investor Destinations Aggressive
  Fund                                   0.13%      0.25%    0.63%      1.01%          0.61%
---------------------------------------------------------------------------------------------------
  Investor Destinations Conservative
  Fund                                   0.13%      0.25%    0.63%      1.01%          0.61%
---------------------------------------------------------------------------------------------------
  Investor Destinations Moderate Fund    0.13%      0.25%    0.63%      1.01%          0.61%
---------------------------------------------------------------------------------------------------
  Investor Destinations Moderately
  Aggressive Fund                        0.13%      0.25%    0.63%      1.01%          0.61%
---------------------------------------------------------------------------------------------------
  Investor Destinations Moderately
  Conservative Fund                      0.13%      0.25%    0.63%      1.01%          0.61%
---------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES (SERVICE SHARES)
  Capital Appreciation Portfolio         0.65%      0.25%    0.01%      0.91%          0.91%
---------------------------------------------------------------------------------------------------
 OPPENHEIMER VARIABLE ACCOUNT FUNDS
  (INITIAL CLASS)
  Capital Appreciation Fund/VA           0.64%        N/A    0.04%      0.68%          0.68%
---------------------------------------------------------------------------------------------------
  Global Securities Fund/VA              0.64%        N/A    0.06%      0.70%          0.70%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                                         NET
                                                                        GROSS           TOTAL
                                                                        TOTAL          ANNUAL
                                       MANAGEMENT   12B-1    OTHER      ANNUAL        EXPENSES
PORTFOLIO                                 FEES      FEES    EXPENSES   EXPENSES   (CONTRACTUAL)(23)
---------------------------------------------------------------------------------------------------
 VANGUARD VARIABLE INSURANCE FUND
  Equity Income Portfolio                0.29%        N/A    0.03%      0.32%          0.32%
---------------------------------------------------------------------------------------------------
  Mid-Cap Index Portfolio                0.24%        N/A    0.06%      0.30%          0.30%
---------------------------------------------------------------------------------------------------
  High Yield Bond Portfolio              0.24%        N/A    0.04%      0.28%          0.28%
---------------------------------------------------------------------------------------------------
  Total Bond Market Index Portfolio      0.19%        N/A    0.03%      0.22%          0.22%
---------------------------------------------------------------------------------------------------

---------------


(23) Pursuant to a written reimbursement agreement, the investment adviser to the Market Street Fund Money Market and Equity 500 Index Portfolios has agreed to reimburse each Portfolio for certain ordinary operating expenses in excess of a specified percentage of the average daily net assets of each Portfolio. This agreement will not be terminated prior to April 30, 2003.


     Pursuant to a written reimbursement agreement, the investment adviser to the Gartmore Variable Insurance Trust Portfolios has agreed to reimburse each Portfolio (other than the Government Bond Fund) for management fees and/or certain ordinary operating expenses in excess of a specified percentage of the average daily net assets of each Portfolio. This agreement will not be terminated prior to February 28, 2003.


     For certain Portfolios, certain expenses were reimbursed and/or certain fees were voluntarily waived during 2001. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. However, for certain Portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative. After taking into account these voluntary arrangements, Net Total Annual Expenses would have been:


-------------------------------------------------------------------------------------------------------
                                                                                                NET
                                                                                 GROSS         TOTAL
                                                                                 TOTAL        ANNUAL
                                             MANAGEMENT    12B-1     OTHER       ANNUAL      EXPENSES
PORTFOLIO                                       FEES       FEES     EXPENSES    EXPENSES    (VOLUNTARY)
-------------------------------------------------------------------------------------------------------
 FEDERATED INSURANCE SERIES (PRIMARY
 SHARES)
-------------------------------------------------------------------------------------------------------
  Quality Bond Fund II                          0.60        0.25      0.40        1.25         0.70%
-------------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
 (SERVICE CLASS)
-------------------------------------------------------------------------------------------------------
  Equity-Income Portfolio                       0.48        0.10      0.10        0.68         0.67%
-------------------------------------------------------------------------------------------------------
  Growth Portfolio                              0.58        0.10      0.10        0.78         0.75%
-------------------------------------------------------------------------------------------------------
  Overseas Portfolio                            0.73        0.10      0.20        1.03         0.97%
-------------------------------------------------------------------------------------------------------


(24) Certain fees and expenses for the Market Street Fund Portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements. Other Expenses include an administrative service expense of 0.15% for the Money Market Portfolio and 0.10% for the Equity 500 Index Portfolio. This administrative service expense is payable to NLACA for administration services that NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLACA personnel.



(25) The Gartmore Variable Insurance Trust Portfolios commenced operations on December 14, 2001. Because the Portfolios had not been in operation for one year as of December 31, 2001, the Management Fees represent the fee that is payable to the Portfolios' investment adviser. Further, because the Portfolios were new in 2001, Other Expenses are estimates for the current fiscal year ending December 31, 2002.


The fee and expense information regarding the Portfolios was provided by those Portfolios. The American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund, Federated Insurance Series, Fidelity Variable Insurance Products, Janus Aspen Series, Oppenheimer Variable Account Funds, and Vanguard Variable Insurance Fund are not affiliated with NLACA.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASING A POLICY

To purchase a Policy, you must submit a completed Application and an initial premium to us at our Service Center through any licensed life insurance agent who is appointed by NLACA and who is also a registered representative of 1717 Capital Management Company ("1717"), the principal underwriter for the Policy (as well as for other variable life policies), or a registered representative of a broker-dealer having a selling agreement with 1717, or a registered representative of a broker-dealer having a selling agreement with these broker-dealers. If you submit your Application and/or initial premium to your agent, we will not begin processing your purchase order until we receive the Application and initial premium from your agent's broker-dealer.


The minimum Initial Face Amount is $50,000 for all Premium Classes except preferred, and $100,000 for the preferred Premium Class.


Generally, the Policy is available for Insureds between Issue Ages 1-85. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum Face Amount and underwriting requirements at any time. We must receive Evidence of Insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an Application for any reason permitted by law.

REPLACEMENT OF EXISTING INSURANCE. It may not be in your best interest to Surrender, Lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you Surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the Surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

WHEN INSURANCE COVERAGE TAKES EFFECT

We will issue the Policy only if the underwriting process has been completed, the Application has been approved, and the proposed Insured is alive and in the same condition of health as described in the Application. However, full insurance coverage under the Policy will take effect only if the Minimum Initial Premium also has been paid. We begin to deduct monthly charges from your Policy Account Value on the Policy Issue Date.

We may provide temporary insurance coverage before full insurance coverage takes effect, subject to our underwriting rules and Policy conditions. The amount of temporary insurance coverage we provide may be less than the amount of full insurance coverage you later receive. If temporary insurance does not take effect, then no insurance shall take effect unless and until: (1) the underwriting process has been completed; (2) the Application has been approved;
(3) the Minimum Initial Premium has been paid; and (4) there has been no change in the insurability of any proposed Insured since the date of Application.

CANCELING A POLICY (FREE LOOK RIGHT)


INITIAL FREE LOOK. You may cancel a Policy during the Free Look Period by providing Written Notice of cancellation and returning the Policy to us or to the agent who sold it. The Free Look Period begins when you receive the Policy and generally expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the Free Look Period, we will treat the Policy as if we never issued it.

Within 7 days after we receive the returned Policy, we generally will refund an amount equal to the sum of:

     1. The Policy Account Value as of the date we receive the returned Policy, plus

     2.  Any premium expense charges deducted from Premiums paid, plus

     3.  Any Monthly Deductions charged against the Policy Account Value, plus

     4. An amount reflecting other charges deducted (directly or indirectly) under the Policy.

We may postpone payment of the refund under certain conditions. The Free Look Period may be longer in some states and, where state law requires, the refund will equal all payments you made (less any partial withdrawals and Indebtedness).

FREE LOOK FOR INCREASE IN FACE AMOUNT. A Free Look Period also begins if you request an increase in Face Amount. You may cancel an increase in Face Amount until 10 days after you receive the new Policy Schedule pages reflecting the increase. This period will be longer if required by state law. If you exercise this right, all Monthly Deductions attributable to the increase plus the Face Amount increase charge will be credited to the Subaccounts and the Guaranteed Account in the same proportion as they were deducted, unless you request a refund of this amount.

OWNERSHIP AND BENEFICIARY RIGHTS


The Policy belongs to the Owner named in the Application. While the Insured is living, the Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the Application specifies a different person as the Insured or the Owner is changed thereafter. If the Owner is not the Insured and dies before the Insured, ownership of the Policy will pass to the Owner's estate, unless a contingent Owner has been designated. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment). The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. Changing the Owner or assigning the Policy may result in tax consequences.


The principal right of the Beneficiary is the right to receive the Insurance Proceeds under the Policy.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president or a vice president. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     -- to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

     -- to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

     -- to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with these laws.

OTHER POLICIES

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Subaccount performance and Policy Account Value. To obtain more information about these other policies, contact our Service Center or your agent.

PREMIUMS
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MINIMUM INITIAL PREMIUM.  No insurance will take effect until the Minimum
Initial Premium is paid, and the health and other conditions of the Insured described in the Application must not have changed.


PREMIUM FLEXIBILITY. When you apply for a Policy, you will elect to pay Premiums on a quarterly, semiannual, or annual basis (planned periodic premiums). We will then send you a premium reminder notice as each payment becomes "due." However, you do not have to pay Premiums according to any schedule. You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic premium schedule at any time. If you are submitting a premium payment pursuant to a premium reminder notice, the address for payment will be enclosed with the notice. You may also send your premium payments to our Service Center, or send additional premium payments by wire transfer. If you submit a premium payment to your agent, we will not begin processing the premium until we receive it from your agent's broker-dealer. If you have an outstanding Policy loan, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide Written Notice for the payments to be applied as loan repayments.) You may also choose to have premium payments automatically deducted monthly from your bank account or other source under the automatic payment plan. Payment of the planned periodic premiums does not guarantee that the Policy will remain in force. See "Policy Lapse and Reinstatement."



You may not pay any Premiums after the Policy's Final Policy Date. You may not pay Premiums less than $20, and we reserve the right to increase this minimum to an amount not exceeding $500 upon 90 days Written Notice to you. We have the right to limit or refund any premium or portion of a premium if:


     1. The premium would disqualify the Policy as a life insurance contract under the Code;

     2. The amount you pay is less than the minimum dollar amount allowed (currently $20); or

     3. The premium would increase the net amount at risk (unless you provide us with satisfactory Evidence of Insurability).


You can stop paying Premiums at any time and your Policy will continue in force until the earlier of the Final Policy Date, or the date when either: (1) the Insured dies; (2) the Grace Period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) we receive your Written Notice requesting a Surrender of the Policy.


MINIMUM GUARANTEE PREMIUM. The Minimum Guarantee Premium is the monthly premium amount necessary to guarantee insurance coverage during the first 5 Policy Years. Your Policy's specifications page will show a Minimum Guarantee Premium amount for your Policy, which is based on the Insured's Issue Age, sex, Premium Class, Face Amount, and Riders. The Minimum Guarantee Premium will increase if you increase the Face Amount or add supplemental benefits to your Policy. The Minimum Guarantee Premium will decrease for any supplemental benefit you decrease or discontinue. The Minimum Guarantee Premium will not decrease if you decrease the Face Amount. See "Death Benefit -- Changing the Face Amount."

PREMIUM LIMITATIONS. The Code provides for exclusion of the death benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all

Premiums paid under a Policy exceed these limits. We have established procedures to monitor whether aggregate Premiums paid under a Policy exceed those limits. If a premium is paid which would result in total Premiums exceeding these limits, we will accept only that portion of the premium which would make total Premiums equal the maximum amount which may be paid under the Policy. We will notify you of available options with regard to the excess premium. If a satisfactory arrangement is not made, we will refund this excess to you. If total Premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's death benefit over the Policy's cash surrender value (i.e., the Policy Account Value less any surrender charges or additional surrender charges) should still be excludable from gross income.


The maximum premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum premium limitations.

REFUND OF EXCESS PREMIUM FOR MODIFIED ENDOWMENT CONTRACTS. At the time a premium is credited which would cause the Policy to become a MEC, we will notify you that the Policy will become a MEC unless you request a refund of the excess premium within 30 days after receiving the notice. If you request a refund, we will deduct the Policy Account Value attributable to the excess premium (including any interest or earnings on the excess premium) from the Subaccounts and/or the Guaranteed Account in the same proportion as the premium was initially allocated to the Subaccounts and/or the Guaranteed Account. The excess premium paid (but not any interest or earnings on the excess premium) will be returned to you. For more information on MECs, see "Federal Tax Considerations."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us in the Application to allocate your net premium to one or more Subaccounts of the Separate Account and/or to the Guaranteed Account according to the following rules:

      -- Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

      -- We will allocate the net premium as of the date we receive it at our Service Center according to your current premium allocation instructions, unless otherwise specified.


      -- You can change the allocation instructions for additional Net Premiums without charge by providing us with Written Notice. Any change in allocation instructions will be effective on the date we record the change.


Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATION

Certain states require us to refund all payments (less any partial withdrawals and Indebtedness) in the event you cancel the Policy during the Free Look Period. See "The Policy -- Canceling a Policy (Free Look Right)." In those states, we will allocate to the Money Market Subaccount any Premiums you request be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of: (1) the Policy Issue Date; or (2) the date we receive the Minimum Initial Premium. After this 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the Application. We invest all Net Premiums paid thereafter based on the allocation percentages then in effect.

POLICY ACCOUNT VALUES
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POLICY ACCOUNT VALUE

The Policy Account Value serves as the starting point for calculating values under a Policy.

POLICY ACCOUNT VALUE:         --  equals the sum of all values in the Guaranteed
                                  Account, the Loan Account, and in each
                                  Subaccount;
                              --  is determined first on the Policy Date and
                                  then on each Valuation Day; and
                              --  has no guaranteed minimum amount and may be
                                  more or less than Premiums paid.


Policy Account Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY ACCOUNT VALUE.


NET CASH SURRENDER VALUE

The Net Cash Surrender Value is the amount we pay to you when you Surrender your Policy. We determine the Net Cash Surrender Value at the end of the Valuation Period when we receive your written Surrender request at our Service Center.

NET CASH SURRENDER VALUE AT
THE
END OF ANY VALUATION DAY
EQUALS:                       --  the Policy Account Value as of such date;
                                  MINUS
                              --  any surrender charge or additional surrender
                                  charge as of such date; MINUS
                              --  any outstanding Indebtedness

SUBACCOUNT VALUE

At the end of any Valuation Period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.

THE NUMBER OF UNITS IN ANY
SUBACCOUNT AT THE END OF
ANY
VALUATION DAY EQUALS:         --  the initial units purchased at the unit value
                                  on the Policy Issue Date; PLUS
                              --  units purchased with additional Net Premiums;
                                  PLUS
                              --  units purchased via transfers from another
                                  Subaccount, the Guaranteed Account, or the Loan Account; MINUS
                              --  units redeemed to pay for Monthly Deductions;
                                  MINUS
                              --  units redeemed to pay for partial withdrawals;
                                  MINUS
                              --  units redeemed as part of a transfer to
                                  another Subaccount, the Guaranteed Account, or the Loan Account.


Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period in which the transaction request is received.

UNIT VALUE

We determine a unit value for each Subaccount to reflect how investment performance affects the Policy Account Value. Unit values will vary among Subaccounts. The unit value may increase or decrease from one Valuation Period to the next.

THE UNIT VALUE OF ANY
SUBACCOUNT AT THE END OF
ANY VALUATION DAY EQUALS:     --  the unit value of the Subaccount on the
                                  immediately preceding Valuation Day;
                                  MULTIPLIED BY
                              --  the net investment factor for that Subaccount
                                  on that Valuation Day.

THE NET INVESTMENT FACTOR:    --  measures the investment performance of a
                                  Subaccount from one Valuation Period to the next;
                              --  increases to reflect investment income and
                                  capital gains (realized and unrealized) for the shares of the underlying Portfolio; and
                              --  decreases to reflect any capital losses
                                  (realized and unrealized) for the shares of the underlying Portfolio, as well as the insurance charge.

GUARANTEED ACCOUNT VALUE

On the Policy Issue Date, the Guaranteed Account value is equal to the Net Premiums allocated to the Guaranteed Account, less the portion of the first Monthly Deduction taken from the Guaranteed Account.

THE GUARANTEED ACCOUNT
VALUE AT THE END OF ANY
VALUATION DAY IS EQUAL TO:    --  the net premium(s) allocated to the Guaranteed
                                  Account; PLUS
                              --  any amounts transferred to the Guaranteed
                                  Account (including amounts transferred from the Loan Account); PLUS
                              --  interest credited to the Guaranteed Account;
                                  MINUS
                              --  amounts deducted to pay for Monthly
                                  Deductions; MINUS
                              --  amounts withdrawn from the Guaranteed Account;
                                  MINUS
                              --  amounts transferred from the Guaranteed
                                  Account to a Subaccount or to the Loan
                                  Account.

Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows:


     -- for amounts in the Guaranteed Account for the entire Policy month -- interest will be credited from the beginning to the end of the Policy month



     -- for amounts allocated to the Guaranteed Account during the prior Policy month -- interest will be credited from the date the net premium or loan repayment is allocated to the end of the Policy month



     -- for amounts transferred to the Guaranteed Account during the prior
        Policy month -- interest will be credited from the date of the transfer to the end of the Policy month



     -- for amounts deducted or withdrawn from the Guaranteed Account during the prior Policy month -- interest will be credited from the beginning of the prior Policy month to the date of deduction or withdrawal


DEATH BENEFIT
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INSURANCE PROCEEDS

As long as the Policy is in force, we will pay the Insurance Proceeds to the Beneficiary once we receive satisfactory proof of the Insured's death. We may require you to return the Policy. We will pay the Insurance Proceeds in a lump sum or under a settlement option. If the Beneficiary dies before the Insured, we will pay the Insurance Proceeds in a lump sum to the Insured's estate. See "Death Benefit -- Settlement Options."

INSURANCE PROCEEDS EQUAL:             -- the death benefit (described below); PLUS
                                      -- any additional insurance provided by Rider; MINUS
                                      -- any unpaid Monthly Deductions; MINUS
                                      -- any outstanding Indebtedness.

If all or part of the Insurance Proceeds are paid in one sum, we will pay interest on this sum at the annual rate of 3% or any higher rate as required by applicable state law from the date of the Insured's death to the date we make payment.

An increase in the Face Amount will increase the death benefit, and a decrease in the Face Amount will decrease the death benefit.

We may further adjust the amount of the Insurance Proceeds under certain circumstances.

DEATH BENEFIT OPTIONS

In the Application, you may choose between two death benefit options: Option A and Option B. We calculate the amount available under each death benefit option as of the date of the Insured's death. Under either option, the length of the death benefit coverage depends upon the Policy's Net Cash Surrender Value. See "Policy Lapse and Reinstatement."

The Death Benefit                     --   the Face Amount; OR
under OPTION A is the greater of:     --   the Policy Account Value (determined as of the date of the
                                           Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.
The Death Benefit under OPTION B is   --   the Face Amount PLUS the Policy Account Value (determined as
the greater of:                            of the date of the Insured's death if this day is a
                                           Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death); OR
                                      --   the Policy Account Value (determined as of the date of the
                                           Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.

ATTAINED AGE  PERCENTAGE   ATTAINED AGE    PERCENTAGE
------------  ----------   ------------    ----------
40 and under     250%           60            130%
     45          215%           65            120%
     50          185%           70            115%
     55          150%      75 through 90      105%
                           95 through 99      100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.

WHICH DEATH BENEFIT OPTION TO CHOOSE. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you are satisfied with the amount of the Insured's existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, you should choose Option A.

The amount of the death benefit may vary with the Policy Account Value.

     -- Under Option A, the death benefit will vary with the Policy Account
        Value whenever the Policy Account Value multiplied by the applicable percentage is greater than the Face Amount.

     -- Under Option B, the death benefit will always vary with the Policy
        Account Value.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year or 12 months after a Face Amount increase, you may change death benefit options without Evidence of Insurability and with no additional charge while the Policy is in force. Changing the death benefit option may result in a change in Face Amount. Changing the death benefit option also may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. You should consult a tax adviser before changing death benefit options.

CHANGING THE FACE AMOUNT

You select the Face Amount when you apply for the Policy. After the first Policy Year, you may change the Face Amount subject to the conditions described below. We may require you to return your Policy to make a change. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Face Amount may have tax consequences and you should consult a tax adviser before doing so.

     INCREASING THE FACE AMOUNT

         -- You may increase the Face Amount by submitting a written Application and providing Evidence of Insurability satisfactory to us at our Service Center.

         -- On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the charge for the increase. If not, the increase will not occur until you pay sufficient additional premium to increase the Net Cash Surrender Value. An increase will be effective on the Policy Processing Day on or next following the date we approve your Application, provided we have received any premium necessary to make the change.

         -- We apply a Face Amount increase charge. Further, each increase in Face Amount will begin a 15-year period during which additional surrender charges will apply if you Surrender the Policy.

         -- The minimum increase is $25,000. You may not increase the Face Amount after the Insured's Attained Age 75 or if the Face Amount was increased during the prior 12-month period.

         -- Increasing the Face Amount during the first 5 Policy Years will increase your Minimum Guarantee Premium.

         -- The total net amount at risk will be affected, which will increase the monthly cost of insurance charges. A different cost of insurance charge may apply to the increase in Face Amount, based on the Insured's circumstances at the time of the increase.

     DECREASING THE FACE AMOUNT


         -- You must submit a Written Request to decrease the Face Amount, but you may not decrease the Face Amount below the minimum Initial Face Amount. The decrease must be for at least $25,000. A decrease is not allowed for 12 months following an increase in Face Amount.

         -- Any decrease will be effective on the Policy Processing Day on or next following the date we approve your request.

         -- Decreasing the Face Amount may result in a surrender charge and/or additional surrender charge, which will reduce Policy Account Value.


         -- A decrease in Face Amount generally will decrease the net amount at risk, which will decrease the cost of insurance charges. For purposes of determining the cost of insurance charge and any surrender charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount.


         -- We will not allow a decrease in Face Amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

SETTLEMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available on request from our Service Center.

ACCELERATED DEATH BENEFIT

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy's death benefit when the Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be provided if the Insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this Rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

LONG-TERM CARE BENEFIT

We offer three Long-Term Care Benefit Riders under the Policy: the Long-Term Care Acceleration Benefit Rider, the Long-Term Care Waiver Benefit Rider, and the Long-Term Care Extended Insurance Benefit Rider. If you elect to add the Long-Term Care Acceleration Rider to your Policy, you must also add the Long-Term Care Waiver Rider, while you may also add the Long-Term Care Extended Rider. You cannot elect to add either the Long-Term Care Waiver Rider or the Long-Term Care Extended Rider alone.

Under these Riders, you may receive periodic payments of a portion of your death benefit if the Insured becomes "chronically ill" so that the Insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

The Long-Term Care Benefit Riders also provide for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of Monthly Deductions after that date, as well as a residual death benefit.

An optional Long-Term Care Benefit Rider may also be elected which provides for periodic reimbursements of expenses incurred for "qualified long-term care services" following the full payment of the acceleration death benefit.

Each of the Long-Term Care Benefit Riders imposes a monthly charge on either the net amount at risk under the Policy or the coverage amount of the Rider. Depending on the Rider, the charge may be at a rate that varies based on the Attained Age and sex of the Insured and increases annually as the Insured ages, or may be level for the duration of the Rider and based on the Attained Age of the Insured when the Rider is issued. If you increase the Rider coverage amount, a new charge based on the Attained Age of the Insured at that time may apply to the increase. We may increase the rates for these charges on a class basis. Once we begin to pay benefits, we waive the charge under certain of the Riders until the Insured no longer qualifies for Rider benefits and is not chronically ill.

There may be federal income tax consequences associated with the Long-Term Care Benefit Riders. We believe that benefits payable under the LTC Acceleration Rider and the LTC Extended Rider should be excludable from gross income under the Code. The exclusion of the LTC Acceleration Rider and the LTC Extended Rider benefit payments from taxable income, however, is contingent on each Rider meeting specific requirements under the Code. While guidance is limited, we believe that the LTC Acceleration and the LTC Extended Riders should each satisfy these requirements.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your Policy Account Value to pay charges for the LTC Acceleration Rider or the LTC Extended Rider. The distribution generally will be taxed in the same manner as any other distribution under the Policy. In addition, the implications to your Policy's continued qualification as a life insurance contract for federal tax purposes due to any reductions in death benefits under your Policy resulting from a benefit payment under the LTC Acceleration Rider are unclear. You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

SURRENDERS AND PARTIAL WITHDRAWALS
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SURRENDERS

You may request to Surrender your Policy for its Net Cash Surrender Value as calculated at the end of the Valuation Day when we receive your request, subject to the following conditions:

      -- You must complete and sign our Surrender form and send it to us at our Service Center. You may obtain the Surrender form by calling us at
          (800) 688-5177.

      -- The Insured must be alive and the Policy must be in force when you make your request, and the request must be made before the Final Policy Date. We may require that you return the Policy.

      -- If you Surrender your Policy during the first 15 Policy Years (or during the first 15 years after an increase in the Face Amount), you will incur a surrender charge. See "Charges and Deductions -- Surrender Charges and Additional Surrender Charges."

      -- Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

      -- We generally will pay the Net Cash Surrender Value to you in a lump sum within 7 days after we receive your completed, signed Surrender form unless you request other arrangements. We may postpone payment of Surrenders under certain conditions.

      -- A Surrender may have tax consequences. See "Federal Tax Considerations -- Tax Treatment of Policy Benefits."

PARTIAL WITHDRAWALS


After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value subject to certain conditions. We will process each partial withdrawal at the unit values next determined after we receive your request. We generally will pay a partial withdrawal request within 7 days after the Valuation Day when we receive the request. We may postpone payment of partial withdrawals under certain conditions.

     RULES FOR PARTIAL WITHDRAWALS

     -- You must request at least $1,500.

     -- For each partial withdrawal, we deduct a $25 fee from the remaining
        Policy Account Value. See "Charges and Deductions -- Partial Withdrawal Charge."

     -- The Insured must be alive and the Policy must be in force when you make your request, and this request must be made before the Final Policy Date.

     -- You can specify the Subaccount(s) from which to make the partial withdrawal but may not specify that the partial withdrawal be deducted from the Guaranteed Account. If you do not make a specification, we will deduct the amount (including any fee) from the Subaccounts and the Guaranteed Account on a pro-rata basis (that is, based on the proportion that each Subaccount value and the Guaranteed Account value bears to the unloaned Policy Account Value).

     -- You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the Face Amount below the minimum Face Amount.

     EFFECT OF PARTIAL WITHDRAWALS

     -- A partial withdrawal can affect the Face Amount, death benefit, and net amount at risk (which is used to calculate the cost of insurance charge (see "Charges and Deductions -- Monthly Deduction")).


     -- If Death Benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal (including the partial withdrawal charge). Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the next most recent increases in succession, and lastly, the Initial Face Amount.



     -- If you purchased an Additional Insurance Benefit Rider, partial withdrawals first decrease the Policy's Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then the Rider coverage amount.


     -- If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, we will not allow the partial withdrawal.


     -- A partial withdrawal may have tax consequences. See "Federal Tax
        Considerations -- Tax Treatment of Policy Benefits."


TRANSFERS
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You may make transfers between and among the Subaccounts and the Guaranteed
Account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your request. The following features apply to transfers under the Policy:

     -- You must transfer at least $1,000, or the total value in the Subaccount or Guaranteed Account, if less.

     -- We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing the transfer charge. See "Transfers" and "Transfers -- Additional Transfer Rights."

     -- We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or Guaranteed Account) involved.


     -- We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request. The corresponding Portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable Portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Subaccounts. If a pattern of excessive trading by a Policy Owner or the Policy Owner's agent develops, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected Policy Owner in a timely manner of any actions we take to restrict his or her ability to make transfers.

TRANSFERS FROM THE GUARANTEED ACCOUNT. You may make one transfer out of the Guaranteed Account within 30 days prior to or following each Policy Anniversary. The amount transferred may not exceed 25% of the Guaranteed Account value. However, if the Guaranteed Account value is less than $1,000, the entire Guaranteed Account value may be transferred. If we receive your request for this transfer within 30 days prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary. If this request is received within 30 days after the Policy Anniversary, the transfer will be made as of the date we receive the request at our Service Center.


DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program in the Application or by completing an election form that we receive by the beginning of the month. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Guaranteed Account over a period of time by systematically and automatically transferring, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount(s) or the Guaranteed Account. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. There is no additional charge for dollar cost averaging. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' Written Notice to you.


AUTOMATIC ASSET REBALANCING. We also offer an automatic asset rebalancing program under which we will automatically transfer amounts quarterly or annually to maintain a particular percentage allocation among the Subaccounts. Policy Account Value allocated to each Subaccount will grow or decline in value at different rates. The automatic asset rebalancing program automatically reallocates the Policy Account Value in the Subaccounts at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule. The automatic asset rebalancing program will transfer Policy Account Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The automatic asset rebalancing program does not guarantee gains, nor does it assure that you will not have losses. Policy Account Value in the Guaranteed Account is not available for this program. There is no additional charge for the automatic asset rebalancing program. We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.

ADDITIONAL TRANSFER RIGHTS

SPECIAL TRANSFER RIGHT

At any one time during the first 2 years following the Policy Issue Date, you may request a transfer of the entire amount in the Separate Account to the Guaranteed Account, and the allocation of all future Net Premiums to the Guaranteed Account. This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy. We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count toward the 12 "free" transfers permitted each Policy Year.

CONVERSION PRIVILEGE FOR INCREASE IN FACE AMOUNT

At any one time during the first 2 years following an increase in the Policy's Face Amount, you may exchange the amount of the increase for a fixed benefit permanent life insurance policy without Evidence of Insurability. Such an exchange may have tax consequences. Premiums under this new policy will be based on our rates in effect for the same sex, Attained Age, and Premium Class of the Insured on the effective date of the increase in the Face Amount. The new policy will have the same Face Amount and Policy Issue Date as the amount and effective date of the increase. We will refund the expense charge for the increase and the Monthly Deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion. We will not assess any transfer charges in connection with this conversion privilege, and this transfer will not count toward the 12 "free" transfers permitted each Policy Year.

CHANGE IN SUBACCOUNT INVESTMENT POLICY

If the investment policy of a Subaccount is materially changed, you may transfer the portion of the Policy Account Value in that Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having the transfer count toward the 12 transfers permitted without charge during a Policy Year.

LOANS
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While the Policy is in force, you may submit a request to borrow money from us using the Policy as the only collateral for the loan. You may increase your risk of Lapse if you take a loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS:

      --   The MINIMUM LOAN you may take is $500.

      -- The MAXIMUM LOAN you may take is the Net Cash Surrender Value on the date of the loan.

      -- To secure the loan, we transfer an amount as collateral to the Loan Account. This amount is equal to the amount of the loan (adjusted by the earned interest rate and the charged interest rate to the next Policy Anniversary). You may request that we transfer this amount from specific Subaccounts, but may not request that we transfer this amount from the Guaranteed Account. However, if you do not specify any specific Subaccounts, we will transfer the loan from the Subaccounts and the Guaranteed Account on a pro-rata basis based on the proportion that the values in the Subaccounts and Guaranteed Account bear to the unloaned Policy Account Value.

      -- We charge you 6% interest per year (charged interest rate) on your loan.

      -- Amounts in the Loan Account earn interest at an annual rate guaranteed not to be lower than 4.0% (earned interest rate). We may credit the Loan Account with an interest rate different than the rate credited to Net Premiums allocated to the Guaranteed Account. We currently credit 4% to amounts in the Loan Account.

      -- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force. Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the amount of the outstanding loan) from the Loan Account back to the Subaccounts and/or Guaranteed Account according to the pro rata basis upon which we originally transferred the loan collateral from the Subaccounts and/or Guaranteed Account as described above. We will allocate any repayment in excess of the amount of the outstanding loan to the Subaccounts and/or the Guaranteed Account based on the amount of interest due on the portion of the outstanding loan allocated to each such account.


      -- While your loan is outstanding, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide Written Notice for the payments to be applied as loan repayments.)


      -- A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit. Loan amounts are not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account. We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.

      -- If your Indebtedness causes the Net Cash Surrender Value on a Policy Processing Day to be less than the Monthly Deduction due, your Policy will enter a Grace Period. See "Policy Lapse and Reinstatement."

      -- We normally pay the amount of the loan within 7 days after we receive a loan request. We may postpone payment of loans under certain conditions.


There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a MEC, then a loan will be treated as a partial withdrawal for federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy Lapses with loans outstanding. See "Policy Lapse and Reinstatement." In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. The Owner of such a Policy should seek competent advice before requesting a Policy loan.


TELEPHONE, FAX, AND E-MAIL REQUESTS
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In addition to Written Requests, we may accept telephone, fax, and e-mail instructions from you or an authorized third party regarding transfers, dollar cost averaging, automatic asset rebalancing, loans (excluding 403(b) plans), exercise of the special transfer right, and partial withdrawals (fax and e-mail only), subject to the following conditions:



     -- You must complete and sign our telephone, fax, or e-mail request form and send it to us. You also may authorize us in the Application or by Written Notice to act upon instructions given by telephone, fax, or e-mail.


     -- You may designate in the request form a third party to act on your behalf in making telephone, fax, and e-mail requests.

     -- We will employ reasonable procedures to confirm that instructions are genuine.

     -- If we follow these procedures, we are not liable for any loss, damage, cost, or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

     -- These procedures may include requiring forms of personal identification prior to acting upon instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

     -- We reserve the right to suspend telephone, fax, and/or e-mail instructions at any time for any class of policies for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN, because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions by telephone, fax, or e-mail is you or is authorized by you.

Telephone, fax, and e-mail may not always be available. Any telephone, fax, or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Service Center.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

Your Policy may enter a 61-day Grace Period and possibly Lapse (terminate without value) if the Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges. If you have taken a loan, then your Policy also will enter a Grace Period (and possibly Lapse) whenever your Indebtedness reduces the Net Cash Surrender Value to zero.

Your Policy will NOT Lapse:

     1. During the first 5 Policy Years, if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium; or

     2. If you make a payment equal to 3 Monthly Deductions before the end of the Grace Period.

If your Policy enters a Grace Period, we will mail a notice to your last known address and to any assignee of record. The 61-day Grace Period begins on the date of the notice. The notice will indicate that the payment amount of 3 Monthly Deductions is required and will also indicate the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the Grace Period, all coverage under the Policy will terminate and you will receive no benefits. You may reinstate a lapsed Policy if you meet certain requirements. If the Insured dies during the Grace Period, we will pay the Insurance Proceeds.

REINSTATEMENT

Unless you have surrendered your Policy, you may reinstate a lapsed Policy at any time while the Insured is alive and within 3 years after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Service Center:


     1.  A Written Notice requesting reinstatement;



     2.  Evidence of Insurability we deem satisfactory; and

     3. Payment of sufficient premium to keep the Policy in force for at least 3 months following the date of reinstatement.


The effective date of reinstatement will be the first Policy Processing Day on or next following the date we approve your application for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the Lapse. Upon reinstatement, the Policy Account Value will be based upon the premium paid to reinstate the Policy.


THE COMPANY AND THE GUARANTEED ACCOUNT
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NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA

We are a stock life insurance company. Our corporate headquarters are located at 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312. Our Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

THE GUARANTEED ACCOUNT

The Guaranteed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Guaranteed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account. We guarantee that the amounts allocated to the Guaranteed Account will be credited interest daily at a net effective annual interest rate of at least 4%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Guaranteed Account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Guaranteed Account will be credited with different current interest rates. For each amount allocated or transferred to the Guaranteed Account, we apply the current interest rate to the end of the calendar year. At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Guaranteed Account on that date). We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year. You assume the risk that interest credited to amounts in the Guaranteed Account may not exceed the minimum 4% guaranteed rate.

We allocate amounts from the Guaranteed Account for partial withdrawals, transfers to the Subaccounts, or charges for the Monthly Deduction on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

WE HAVE NOT REGISTERED THE GUARANTEED ACCOUNT WITH THE SEC, AND THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GUARANTEED ACCOUNT.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
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THE SEPARATE ACCOUNT

The Separate Account is a separate investment account established under Delaware law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

We have divided the Separate Account into Subaccounts that may invest in shares of one Portfolio of the following Funds:

     -- The Market Street Fund

     -- American Century Variable Portfolios, Inc.

     -- Dreyfus Investment Portfolios

     -- Dreyfus Variable Investment Fund

     -- Federated Insurance Series

     -- Fidelity Variable Insurance Products

     -- Gartmore Variable Insurance Trust

     -- Janus Aspen Series

     -- Oppenheimer Variable Account Funds

     -- Vanguard Variable Insurance Fund

The Subaccounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets. The Separate Account assets are held separate from our other assets and are not part of our general account. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

We reserve the right to make structural and operational changes affecting the Separate Account. See "Addition, Deletion, or Substitution of Investments," below.

WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

THE PORTFOLIOS


The Separate Account invests in shares of certain Portfolios. Each Portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the Portfolios or mutual funds by the SEC.



Each Portfolio's assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.


The following table summarizes each Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios that accompany this prospectus. You should read these prospectuses carefully and keep them for future reference.

             PORTFOLIO           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

EQUITY 500 INDEX PORTFOLIO   -- Seeks to provide long-term capital appreciation.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust; subadviser is SSgA Funds Management, Inc.

MONEY MARKET PORTFOLIO       -- Seeks to provide maximum current income
                             consistent with capital preservation and liquidity.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

AMERICAN CENTURY VP ULTRA
FUND(R) (Class I)            -- Seeks long-term capital growth. Investment
                             adviser is American Century Investment Management,
                             Inc.

AMERICAN CENTURY VP INCOME
& GROWTH FUND (CLASS I)      -- Seeks capital growth by investing in common
                             stocks. Income is a secondary objective. Investment adviser is American Century Investment Management,
                             Inc.

DREYFUS IF SMALL CAP STOCK
INDEX PORTFOLIO              -- Seeks to match the performance of the S&P
                             SmallCap 600 Index. Investment adviser is The
                             Dreyfus Corporation.

DREYFUS VIF APPRECIATION
PORTFOLIO (INITIAL SHARES)   -- Seeks long-term capital growth consistent with
                             the preservation of capital; current income is a secondary goal. Investment adviser is The Dreyfus
                             Corporation.

FEDERATED QUALITY BOND FUND
II (PRIMARY SHARES)          -- Seeks to provide current income. Investment
                             adviser is Federated Investment Management Company.

FIDELITY VIP EQUITY-INCOME
PORTFOLIO (SERVICE CLASS)    -- Seeks reasonable income. Investment adviser is
                             Fidelity Management & Research Company.

FIDELITY VIP GROWTH
PORTFOLIO
(SERVICE CLASS)              -- Seeks to achieve capital appreciation.
                             Investment adviser is Fidelity Management &
                             Research Company.

FIDELITY VIP INVESTMENT
GRADE BOND PORTFOLIO
(SERVICE CLASS)              -- Seeks as high a level of current income as is
                             consistent with the preservation of capital.
                             Investment adviser is Fidelity Management &
                             Research Company.

FIDELITY VIP OVERSEAS
PORTFOLIO
(SERVICE CLASS)              -- Seeks long-term growth of capital. Investment
                             adviser is Fidelity Management & Research Company.

GARTMORE GVIT GOVERNMENT
BOND FUND (CLASS I)          -- Seeks to provide as high a level of income as is
                             consistent with the preservation of capital.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS AGGRESSIVE
FUND                         -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS CONSERVATIVE
FUND                         -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATE FUND   -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATELY
AGGRESSIVE FUND              -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATELY
CONSERVATIVE FUND            -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

JANUS CAPITAL APPRECIATION
PORTFOLIO (SERVICE SHARES)   -- Seeks long-term growth of capital. Investment
                             adviser is Janus Capital Management LLC.

OPPENHEIMER CAPITAL
APPRECIATION/VA (INITIAL
CLASS) -- Seeks capital appreciation by investing in securities of well-known, established companies. Investment adviser is OppenheimerFunds, Inc.

OPPENHEIMER GLOBAL
SECURITIES
FUND/VA (INITIAL CLASS)      -- Seeks long-term capital appreciation by
                             investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Investment adviser is
                             OppenheimerFunds, Inc.

VANGUARD EQUITY INCOME
PORTFOLIO                    -- Seeks to provide a relatively high level of
                             current income and the potential for long-term growth of capital and income. Investment adviser is Newell Associates.

VANGUARD HIGH YIELD BOND
PORTFOLIO                    -- Seeks to provide a high level of income.
                             Investment adviser is Wellington Management
                             Company, LLP.

VANGUARD MID-CAP INDEX
PORTFOLIO                    -- Seeks to provide long-term growth of capital by
                             attempting to match the performance of a broad-based market index of stocks of medium-size
                             U.S. companies. Investment adviser is The Vanguard
                             Group.

VANGUARD TOTAL BOND MARKET
INDEX PORTFOLIO              -- Seeks to provide a higher level of income by
                             attempting to match the performance of a broad market-weighted bond index. Investment adviser is The Vanguard Group.

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under
Section 401 of the Code. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.


THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.


NLACA may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by NLACA. These percentages differ, and some advisers (or affiliates) may pay us more than others.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS


Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account without your consent, including, among others, the right to:


     1. Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

     2. Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

     3. Substitute or close Subaccounts to allocations of Premiums or Policy Account Value, or both, and to existing investments or the investment of future Premiums, or both, at any time in our discretion;

     4. Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

     5. Combine the Separate Account with other separate accounts, and/or create new separate accounts;

     6. Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

     7. Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The Portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

VOTING PORTFOLIO SHARES


Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.


Before a vote of a Portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Policy Account Value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took this action.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

SERVICES AND BENEFITS WE PROVIDE:     --  the death benefit, cash, and loan benefits under the
                                      Policy
                                      --  investment options, including premium allocations
                                      --  administration of elective options
                                      --  the distribution of reports to Owners
COSTS AND EXPENSES WE INCUR:          --  costs associated with processing and underwriting
                                      Applications, and with issuing and administering the Policy
                                          (including any Riders)
                                      --  overhead and other expenses for providing services and benefits
                                      --  sales and marketing expenses
                                      --  other costs of doing business, such as collecting
                                      Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local
                                          premium and other taxes and fees
RISK WE ASSUME:                       --  that the cost of insurance charges we may deduct are
                                      insufficient to meet our actual claims because Insureds die sooner than we estimate
                                      --  that the costs of providing the services and benefits
                                      under the Policies exceed the charges we deduct

PREMIUM EXPENSE CHARGE

Prior to allocation of net premium, we deduct a premium expense charge from each premium to compensate us for distribution expenses and certain taxes. We credit the remaining amount (the net premium) to your Policy Account Value according to your allocation instructions. The premium expense charge consists of:

     1. Premium Tax Charge: for state and local premium taxes based on the rate for the Insured's residence at the time the premium is paid. Premium taxes vary from state to state but range from 0% to 4%. No premium tax charge is deducted in jurisdictions that impose no premium tax.

     2. Percent of Premium Charge: during the first Policy Year, equal to 10% of each premium payment up to a specific amount (calculated for the base Policy) and 4% of premium payments above this amount. After the first Policy Year, this charge equals 4% of each premium payment. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for federal taxes and the cost of selling the Policy.

     3. Percent of Premium Charge -- Additional Premium Charge: during the first Policy Year following an increase in Face Amount, equal to 10% of each premium payment up to a specific amount (calculated for the increase in Face Amount) and 4% of premium payments above this amount. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for federal taxes and the cost of selling the Policy incurred in connection with Face Amount increases.

The premium expense charge is a percentage of each premium payment. This means that the greater the amount and frequency of premium payments you make (particularly during the first Policy Year and the first Policy Year following an increase in Face Amount), the greater the amount of the premium expense charge we will assess.

MONTHLY DEDUCTION

We deduct a Monthly Deduction from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate us for administrative expenses and for the Policy's insurance coverage. We will make deductions from each Subaccount and the Guaranteed Account in accordance with the allocation percentage for Monthly Deductions you chose at the time of Application, or as later changed by Written Notice. If we cannot make a Monthly Deduction on this basis, we will make deductions on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Account bears to the unloaned Policy Account Value on the Policy Processing Day). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.


If the Policy Date is set prior to the Policy Issue Date, a Monthly Deduction will accrue on the Policy Date and on each Policy Processing Day until the Policy Issue Date. On the Policy Issue Date, these accrued Monthly Deductions will be deducted from the Policy Account Value. The maximum amount deducted on the Policy Issue Date will equal the sum of 6 Monthly Deductions. We will then deduct a Monthly Deduction from the Policy Account Value on each Policy Processing Day thereafter as described above.

The Monthly Deduction has 4 components:

     -- the cost of insurance charge

     -- the monthly administrative charge

     -- the initial administrative charge (for the first 12 Policy Processing
        Days)

     -- charges for any Riders (as specified in the applicable Rider(s))


COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (Attained Age, sex, Premium Class, Policy Year, and net amount at risk (described below)) that would cause it to vary from Policy to Policy and from Policy Processing Day to Policy Processing Day. Your Policy's specifications page indicates the guaranteed cost of insurance charge applicable to your Policy. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.



COST OF      The cost of insurance charge is equal to:
                      -- the monthly cost of insurance rate; MULTIPLIED
INSURANCE                BY
                      -- the net amount at risk for your Policy on the
CHARGE                   Policy Processing Day.


         The net amount at risk is equal to:


                      -- the death benefit on the Policy Processing Day;
                         MINUS
                      -- the Policy Account Value on the Policy Processing
                         Day.



We calculate the cost of insurance charge separately for the Initial Face Amount and for any increase in Face Amount. If we approve an increase in your Policy's Face Amount, then a different Premium Class (and a different cost of insurance rate) may apply to the increase, based on the Insured's circumstances at the time of the increase. If, however, the death benefit is the Policy Account Value times the specified percentage, the rate for the Premium Class for the Initial Face Amount will be used for the amount of the death benefit in excess of the total Face Amount.


The cost of insurance charge is determined in a similar manner for any Additional Insurance Benefit Rider coverage amount and for any increase in Rider coverage amount. Generally, the current cost of insurance rates for this Rider are lower than the current cost of insurance rates on the Policy's net amount at risk. The guaranteed cost of insurance rates under the Rider are substantially the same as the guaranteed cost of insurance rates on the Policy's net amount at risk.


Net Amount at Risk. We also calculate the net amount at risk separately for the Initial Face Amount and for any increase in Face Amount. In determining the net amount at risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount. If the Policy Account Value exceeds the Initial Face Amount, it is then considered as part of any increases in Face Amount in the order these increases took effect. The net amount at risk is affected by investment performance, loans, payments of Premiums, Policy fees and charges, the death benefit option chosen, partial withdrawals, and decreases in Face Amount.

Cost of insurance rates. We base the cost of insurance rates on the Insured's Attained Age, sex, Premium Class, number of full years the insurance has been in force, and the Face Amount. The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table and the Insured's Attained Age, sex, and Premium Class. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured's Attained Age, Premium Class, and the 1980 Commissioner's Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all persons of the same Attained Age, sex, Premium Class, and number of full years insurance has been in force.


Premium Class. The Premium Class of the Insured will affect the cost of insurance rates. We use an industry-standard method of underwriting in determining Premium Classes, which are based on the health of the Insured. We currently place Insureds into one of three standard classes -- preferred, nonsmoker, and smoker -- or into classes with extra ratings, which reflect higher mortality risks and higher cost of insurance rates.


MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct a $7.50 monthly administrative charge to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports, and overhead costs. This charge may be increased but will not exceed $11 per month.


INITIAL ADMINISTRATIVE CHARGE. On the first 12 Policy Processing Days, we deduct a $5.00 initial administrative charge for Policy issue costs.


CHARGES FOR RIDERS. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider.

INSURANCE CHARGE


We deduct a daily charge from each Subaccount (but not the Guaranteed Account). This charge compensates us for administration and distribution of the Policies and certain mortality and expense risks we assume. The administration and distribution expenses are costs we incur in offering and administering the Policies, such as administration costs, marketing costs, and other costs associated with establishing and maintaining the Subaccounts and selling the Policy. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.


The insurance charge may vary by Subaccount. We may incur administration and distribution expenses that are higher for some Subaccounts than for others. In addition, some Funds (or their advisers) may compensate us and/or our affiliates for administrative, distribution (including 12b-1 plan fees), or other services relating to the Portfolios. Some may pay us more than others, and the differences may be significant. Some may not provide any compensation for these expenses.

The insurance charge is currently equal to:

     -- the assets in each Subaccount, MULTIPLIED BY

     -- for Subaccounts investing in the Vanguard Variable Insurance Fund
        Portfolios, 0.002603%, which is the daily portion of the annual insurance charge rate of 0.95% during all Policy Years; or

     -- for Subaccounts investing in all other Portfolios, 0.002055%, which is the daily portion of the annual insurance charge rate of 0.75% during all Policy Years.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We may increase this charge to a maximum annual rate of 1.00% for each Subaccount. We expect to profit from this charge and may use these profits for any lawful purpose.


SURRENDER CHARGES AND ADDITIONAL SURRENDER CHARGES


Surrender charges and additional surrender charges are deducted to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of Applications for insurance, processing of the Applications, establishing Policy records, and Policy issue. We do not expect surrender charges and additional surrender charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the insurance charge and cost of insurance charge.


SURRENDER CHARGE. If your Policy Lapses or you fully Surrender your Policy during the first 15 Policy Years, we deduct a surrender charge from your Policy Account Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Net Cash Surrender Value. This surrender charge does not apply to partial withdrawals.

The surrender charge consists of:

     1. Deferred Administrative Charge: the charge described in the table below less any deferred administrative charge previously paid at the time of a decrease in Face Amount.

                                                              CHARGE PER $1,000
POLICY YEAR(S)                                                 OF FACE AMOUNT
--------------                                                -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Deferred Sales Charge: this charge equals the lesser of a or b (less any deferred sales charge previously paid at the time of a prior decrease in Face Amount), where:

        a = 35% of all Premiums paid to the date of Surrender or Lapse; or

        b = the following percentage of Target Premium:

                                                                  % OF TARGET
                                                                PREMIUM FOR THE
POLICY YEAR(S)                                                INITIAL FACE AMOUNT
--------------                                                -------------------
1-6.........................................................          70%
7...........................................................          63%
8...........................................................          56%
9...........................................................          49%
10..........................................................          42%
11..........................................................          35%
12..........................................................          28%
13..........................................................          21%
14..........................................................          14%
15..........................................................           7%
16+.........................................................           0%

ADDITIONAL SURRENDER CHARGE. Within 15 years after the effective date of an increase in Face Amount, we deduct an additional surrender charge if you Surrender the Policy or it Lapses.

The additional surrender charge consists of:

     1. Additional Deferred Administrative Charge: the charge described in the table below less any additional deferred administrative charge previously paid at the time of a decrease in Face Amount.

                                                              CHARGE PER $1,000
12-MONTH PERIOD BEGINNING WITH                                FOR EACH INCREASE
THE EFFECTIVE DATE OF EACH INCREASE                            IN FACE AMOUNT
-----------------------------------                           -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Additional Deferred Sales Charge: this charge equals the lesser of a or b (less any additional deferred sales charge for this increase previously paid at the time of a decrease in Face Amount), where:

        a = 35% of Premiums allocated to the increase in Face Amount; or

        b = the following percentage of Target Premium:

                                                                             % OF TARGET PREMIUM
                                                                              FOR EACH INCREASE
NUMBER OF YEARS FOLLOWING THE EFFECTIVE DATE OF THE INCREASE IN FACE AMOUNT    IN FACE AMOUNT
---------------------------------------------------------------------------  -------------------
1-6................................................................                  70%
7..................................................................                  63%
8..................................................................                  56%
9..................................................................                  49%
10.................................................................                  42%
11.................................................................                  35%
12.................................................................                  28%
13.................................................................                  21%
14.................................................................                  14%
15.................................................................                   7%
16+................................................................                   0%

DECREASE IN FACE AMOUNT. In the event of a decrease in Face Amount before the end of the 15th Policy Year or within 15 years after an increase in Face Amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

     -- If there have been no increases in Face Amount, we determine this portion by dividing the amount of the decrease by the current Face Amount and multiplying the result by the surrender charge and/or additional surrender charge.


     -- If more than one surrender charge and/or additional surrender charge is in effect because of one or more increases in Face Amount, we apply the surrender charge and/or additional surrender charge in the following order: (1) the most recent increase, followed by (2) the next most recent increases in succession, and (3) the Initial Face Amount.



     -- Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, we will deduct a proportionate share of the surrender charge or additional surrender charge for that increase or for the Initial Face Amount.


     -- We will deduct the surrender charge and/or additional surrender charge applicable to the decrease from the Policy Account Value and the remaining surrender charge and/or additional surrender charge will be reduced by the amount deducted.

     -- We will deduct the surrender charge and/or additional surrender charge from the Subaccounts and the Guaranteed Account based on the proportion that the values in the Subaccounts and the Guaranteed Account bear to the total unloaned Policy Account Value.


The surrender charge, additional surrender charge, and Target Premium vary based on the Insured's Issue or Attained Age, sex, Premium Class, and Initial Face Amount (or increase in Face Amount). The maximum Target Premium for any Policy is $54 per $1,000 of Face Amount. Your Policy's specifications page indicates the surrender charges and additional surrender charges applicable to your Policy.


THE SURRENDER CHARGE AND ADDITIONAL SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR DECREASE IN FACE AMOUNT. Under some circumstances the level of surrender charges and additional surrender charges might result in no Net Cash Surrender Value available.

FACE AMOUNT INCREASE CHARGE


If you increase the Face Amount, we will deduct a charge of $60 plus $0.50 per $1,000 Face Amount increase (but not greater than $750) from the Policy Account Value on the effective date of this increase. This charge will be deducted from the Subaccounts and the Guaranteed Account based on the allocation schedule for Monthly Deductions in effect at the time of the increase. We deduct this charge to compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy. We may increase this charge to a maximum of $60 plus $3.00 per $1,000 Face Amount increase. We do not guarantee a $750 limit if we increase this charge.


PARTIAL WITHDRAWAL CHARGE

After the first Policy Year, you may request a partial withdrawal from your Policy Account Value. For each partial withdrawal, we will deduct a $25 fee from the remaining Policy Account Value. This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations which may be required because of the partial withdrawal.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the Subaccounts or the Guaranteed Account each Policy Year with no additional charge.

      -- We deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the costs of processing these transfers. We deduct the transfer charge from the amount being transferred.


      -- For purposes of assessing the transfer charge, we consider each telephone, fax, e-mail, or Written Request to be one transfer, regardless of the number of Subaccounts (or Guaranteed Account) affected by the transfer.


      -- Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing this charge.


LOAN INTEREST CHARGE



Loan interest is charged in arrears on the amount of an outstanding Policy loan. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy Anniversary and will bear interest at the same rate. We charge an annual interest rate of 6.00% on Policy loans. After offsetting the 4.00% interest we guarantee we will credit to the Loan Account, the maximum guaranteed net cost of loans is 2.00% (annually).


PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. For further information, consult the Portfolios' prospectuses and the Fee Table in this prospectus.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER QUALIFIED TAX ADVISERS FOR MORE COMPLETE INFORMATION. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.


TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We anticipate that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider, LTC Accelerated Rider, or LTC Extended Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.



In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate Premiums and Policy Account Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.


In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the Beneficiary's gross income. Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary's circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC.


MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as MECs, with less favorable tax treatment than other life insurance contracts. Due to the Policy's flexibility as to Premiums and benefits, each Policy's individual circumstances will determine whether the Policy is classified as a MEC. In general, a Policy will be classified as a MEC if the amount of Premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy. A material change may occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary Premium. Unnecessary Premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent your Policy from becoming a MEC, it may be necessary to limit Premiums or to limit reductions in benefits. A current or prospective Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.


DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

      -- All distributions other than death benefits from a MEC, including distributions upon Surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any Premiums or other considerations paid for a Policy, plus any previously taxed distributions.

      -- Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

      -- A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.


DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.


Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

MULTIPLE POLICIES. All MECs that we issue (and that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.


POLICY LOANS. In general, interest you pay on a loan from a Policy will not be deductible. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or Lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.


BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. The IRS has also recently issued new guidance on split dollar insurance plans. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.


TAX SHELTER REGULATIONS. Prospective Owners that are corporations should consult a tax adviser about the treatment of the Policy under the Treasury Regulations applicable to corporate tax shelters.


WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

ALTERNATIVE MINIMUM TAX. There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.


CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.


OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation-skipping, and other taxes.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS. If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy Account Value is not taxable. However, the Policy Account Value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

SPECIAL RULES FOR 403(b) ARRANGEMENTS. If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable. In addition, Premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code. A competent tax adviser should be consulted.

FOREIGN TAX CREDITS. To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to Policy Owners.

ACCELERATED DEATH BENEFIT RIDER. The federal income tax consequences associated with the Accelerated Death Benefit Rider are uncertain. You should consult a qualified tax adviser about the consequences of requesting payment under this Rider. See "Death Benefit -- Accelerated Death Benefit Rider."

LONG-TERM CARE BENEFIT RIDERS. For a discussion of the tax consequences associated with the Long-Term Care Benefit Riders offered under the Policy, see "Death Benefit -- Long-Term Care Benefit."

OTHER SUPPLEMENTAL BENEFITS AND RIDERS. A further discussion of the tax consequences associated with particular supplemental benefits and Riders available under the Policy can be found in the SAI.

SPLIT DOLLAR ARRANGEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You may enter into a split dollar arrangement with another Owner or another person(s) whereby the payment of Premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Insurance Proceeds) are split between the parties. There are different ways of allocating these rights. For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the Premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Insurance Proceeds in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Insurance Proceeds the amount which he would have been entitled to receive upon Surrender of the policy and the employee's Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our Service Center.

NEW GUIDANCE ON SPLIT DOLLAR ARRANGEMENTS. On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS and Treasury Department have recently issued guidance that substantially affects the tax treatment of split-dollar arrangements. The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement, and before entering into or paying additional Premiums with respect to such arrangements.

SUPPLEMENTAL BENEFITS AND RIDERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following Riders offering supplemental benefits are available under the Policy. Most of these Riders are subject to age and underwriting requirements and most must be purchased when the Policy is issued. We generally deduct any monthly charges for these Riders from Policy Account Value as part of the Monthly Deduction. (See the Fee Table for more information concerning Rider expenses.) Your agent can help you determine whether certain of the Riders are suitable for you. These Riders may not be available in all states. Please contact us for further details.

We currently offer the following Riders under the Policy:

     -- Long-Term Care Benefit Riders, which include:

        -- Long-Term Care Acceleration Benefit Rider;

        -- Long-Term Care Waiver Benefit Rider; and

        -- Long-Term Care Extended Insurance Benefit Rider;

     -- Accelerated Death Benefit Rider;

     -- Additional Insurance Benefit Rider;

     -- Change of Insured Rider;

     -- Children's Term Insurance Rider;

     -- Convertible Term Life Insurance Rider;

     -- Disability Waiver Benefit Rider;

     -- Disability Waiver of Premium Benefit Rider; and

     -- Final Policy Date Extension Rider.

SALE OF THE POLICIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of 1717, or registered representatives of a broker-dealer having a selling agreement with 1717, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers. 1717 is located at Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the NASD. 1717 was organized under the laws of Pennsylvania on January 22, 1969 as an indirect wholly owned subsidiary of Nationwide Life Insurance Company of America (our parent company). 1717 neither received nor retained any compensation as principal underwriter of the Policies during the past three fiscal years. We decide the insurance underwriting, the determination of Premium Class, and whether to accept or reject an Application. 1717 also may reject an Application if the Policy applied for is unsuitable.

More information about 1717 and its registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation that includes information describing its Public Disclosure Program.

We pay sales commissions for the sale of the Policies. Under our distribution agreement with 1717, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for 1717's operating and other expenses. Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with 1717, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Policy sales expenses.

During the first Policy Year and the first year following a Face Amount increase, the maximum sales commission payable to our agents or other registered representatives will be approximately 91% of Premiums paid up to a specified amount, and 2% of Premiums paid in excess of that amount. After the first Policy Year and the first year following a face increase, the maximum sales commission will not be more than 2% of Premiums paid. The commission will be calculated using the commission rates for the corresponding Policy Year. Expense allowances and bonuses may also be paid. Agents may be required to return all or a portion of first year commission (less the deferred sales charge) if the Policy is not continued through the first Policy Year or the first year following a face increase.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Policy Owners or the Separate Account.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

STATE VARIATIONS
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Your actual policy and any endorsements or Riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and Riders, if any, contact our Service Center.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Nationwide Life Insurance Company of America and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Nationwide Life Insurance Company of America and NLACA believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them or the Separate Account.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Our financial statements and the financial statements of the Separate Account are contained in the SAI. Our financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to us at our Service Center.

GLOSSARY
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APPLICATION
The Application you must complete to purchase a Policy plus all forms required by us or applicable law.

ATTAINED AGE
The Issue Age of the Insured plus the number of full Policy Years since the Policy Date.

BENEFICIARY
The person(s) you select to receive the Insurance Proceeds from the Policy.

CODE
The Internal Revenue Code of 1986, as amended.

COMPANY (WE, US, OUR, NLACA)
Nationwide Life and Annuity Company of America, Service Center: 300 Continental Drive, Newark, Delaware 19713, Main Administrative Office: 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312, telephone: (800) 688-5177.

EVIDENCE OF INSURABILITY
Medical records or other documentation that we may require to satisfy our underwriting standards. We may require different and/or additional evidence depending on the Insured's Premium Class; for example, we generally require more documentation for Insureds in classes with extra ratings. We also may require different and/or additional evidence depending on the transaction requested; for example, we may require more documentation for the issuance of a Policy than for an increase in Face Amount.

FACE AMOUNT
The dollar amount of insurance selected by the Owner. The Face Amount may be increased or decreased after issue, subject to certain conditions. The Face Amount is a factor in determining the death benefit, surrender charges, and additional surrender charges.

FINAL POLICY DATE
The Policy Anniversary nearest the Insured's Attained Age 100, at which time the Policy will end and you will be paid the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions. Subject to state availability, you may elect to continue the Policy beyond the Insured's Attained Age 100 under the Final Policy Date Extension Rider.

FREE LOOK PERIOD
The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Service Center and receive a refund. The length of the Free Look Period varies by state.

FUND
An investment company that is registered with the SEC. The Policy allows you to invest in certain Portfolios of the Funds that are listed on the front page of this prospectus.

GRACE PERIOD
A 61-day period after which a Policy will Lapse if you do not make a sufficient payment.

GUARANTEED ACCOUNT
Part of our general account. Amounts allocated to the Guaranteed Account earn at least 4% annual interest.

INDEBTEDNESS

The total amount of all outstanding Policy loans, including both principal and interest due.


INITIAL FACE AMOUNT
The Face Amount on the Policy Issue Date.

INSURANCE PROCEEDS
The amount we pay to the Beneficiary when we receive due proof of the Insured's death. We deduct any Indebtedness and unpaid Monthly Deductions before making any payment.

INSURED
The person whose life is insured by the Policy.

ISSUE AGE
The Insured's age on the Insured's birthday nearest the Policy Date.

LAPSE
When your Policy terminates without value after a Grace Period. You may reinstate a lapsed Policy, subject to certain conditions.

LOAN ACCOUNT

The account to which we transfer collateral for a Policy loan from the Subaccounts and/or the Guaranteed Account.


MINIMUM GUARANTEE PREMIUM
The amount necessary to guarantee the Policy will not Lapse during the first 5 Policy Years. It is equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the number of months since the Policy Date (including the current month) DIVIDED by 12.

MINIMUM INITIAL PREMIUM
An amount equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the following factor for your premium billing mode: annual 1.000; semi-annual 0.500; quarterly 0.250; monthly 0.167.

MONTHLY DEDUCTION
This is the monthly amount we deduct from the Policy Account Value on each Policy Processing Day. The Monthly Deduction includes the cost of insurance charge, the monthly administrative charge, the initial administrative charge (during the first Policy Year), and charges for any Riders.

NET CASH SURRENDER VALUE
The amount we pay when you Surrender your Policy. It is equal to: (1) the Policy Account Value as of the date of Surrender; MINUS (2) any surrender charge or additional surrender charge; MINUS (3) any Indebtedness.

NET PREMIUMS
Premiums less the premium expense charge.

OWNER (YOU, YOUR)
The person entitled to exercise all rights as Owner under the Policy.

POLICY ACCOUNT VALUE
The sum of your Policy's values in the Subaccounts, the Guaranteed Account, and the Loan Account.

POLICY ANNIVERSARY
The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE

The date set forth in the Policy that is used to determine Policy Anniversaries, Policy Processing Days, and Policy Years. The Policy Date is generally the same as the Policy Issue Date but, subject to state approval, may be another date agreed upon by us and the proposed Insured. The Policy Date may not be more than 6 months prior to the Policy Issue Date.


POLICY ISSUE DATE
The date on which the Policy is issued. It is used to measure suicide and contestable periods.

POLICY PROCESSING DAY
This is the same day as the Policy Date in each successive month. If there is no day in a calendar month that coincides with the Policy Date, or if that day falls on a day that is not a Valuation Day, then the Policy Processing Day is the next Valuation Day. On each Policy Processing Day, we determine Policy charges and deduct them from the Policy Account Value.

POLICY YEAR
A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO
A separate investment Portfolio of a Fund. Each Subaccount invests exclusively in one Portfolio of a Fund.

PREMIUM CLASS

The classification of the Insured for cost of insurance purposes. The standard classes are: smoker, nonsmoker, and preferred. We also have classes with extra ratings.


PREMIUMS
All payments you make under the Policy other than repayments of Indebtedness.

RIDER
An amendment, addition, or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy's coverage. A Rider that is added to the Policy becomes part of the Policy.

SAI
The Statement of Additional Information ("SAI") that contains additional information regarding the Policy. The SAI is not a prospectus, and should be read together with the prospectus. You may obtain a copy of the SAI by writing or calling us at our Service Center. The Table of Contents for the SAI appears on the last page of this prospectus.

SEPARATE ACCOUNT
Nationwide Provident VLI Separate Account A. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding Portfolio.

SERVICE CENTER
The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

SUBACCOUNT
A subdivision of Nationwide Provident VLI Separate Account A. We invest each Subaccount's assets exclusively in shares of one Portfolio.

SURRENDER

To cancel the Policy by signed Request from the Owner and return of the Policy to us at our Service Center.


TARGET PREMIUM
An amount of premium payments, computed separately for each increment of Face Amount, used to compute surrender charges and additional surrender charges.

VALUATION DAY

Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount. As of the date of this prospectus, we are open whenever the New York Stock Exchange is open, other than the Friday following Thanksgiving.


VALUATION PERIOD
The period beginning at the close of business on one Valuation Day (which is when the New York Stock Exchange closes, usually 4:00 p.m., Eastern time) and continuing to the close of business on the next Valuation Day.

WRITTEN NOTICE OR REQUEST
The Written Notice or Request you must complete, sign, and send to us at our Service Center to request or exercise your rights as Owner under the Policy. To be complete, each Written Notice or Request must: (1) be in a form we accept;
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified; and (3) be received at our Service Center. You may obtain the necessary form by calling us at (800) 688-5177.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ADDITIONAL POLICY INFORMATION.........    1
  The Policy..........................    1
  Temporary Insurance Coverage........    1
  Our Right to Contest the Policy.....    1
  Misstatement of Age or Sex..........    2
  Suicide Exclusion...................    2
  Assignment..........................    2
  The Beneficiary.....................    2
  More Information on Ownership
     Rights...........................    2
  Changing Death Benefit Options......    3
  Premium Classes.....................    4
  Loan Interest.......................    4
  Effect of Policy Loans..............    5
  Allocations After Increase in Face
     Amount...........................    5
  Delays in Payments We Make..........    5
  Dollar Cost Averaging...............    6
  Automatic Asset Rebalancing.........    7
  Charge Discounts for Sales to
     Certain Policies.................    7
  Payment of Policy Benefits..........    8
  Policy Termination..................    8
SUPPLEMENTAL BENEFITS AND RIDERS......    9
  Long-Term Care Benefit Riders.......    9
  Accelerated Death Benefit Rider.....   11
  Additional Insurance Benefit
     Rider............................   12
  Other Riders........................   13
ILLUSTRATIONS.........................   14
PERFORMANCE DATA......................   15
  Hypothetical Illustrations..........   15
  Yields and Total Returns............   15
STANDARD & POOR'S.....................   17
ADDITIONAL INFORMATION................   18
  IMSA................................   18
  Potential Conflicts of Interest.....   18
  Policies Issued in Conjunction with
     Employee Benefit Plans...........   19
  Legal Developments Regarding Unisex
     Actuarial Tables.................   19
  Safekeeping of Account Assets.......   19
  Reports to Owners...................   19
  Records.............................   20
  Legal Matters.......................   20
  Experts.............................   20
  Additional Information about the
     Company..........................   20
  Additional Information about the
     Separate Account.................   21
  Other Information...................   21
  Financial Statements................   21
INDEX TO FINANCIAL STATEMENTS.........  F-1

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits, Net Cash Surrender Values, and Policy Account Values, and to request other information about the Policy please call or write to us at our Service Center.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 2059-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-8722

                            NATIONWIDE PROVIDENT VLI
                               SEPARATE ACCOUNT A
                                  (REGISTRANT)

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
                                  (DEPOSITOR)

                          MAIN ADMINISTRATIVE OFFICE:
                          1000 CHESTERBROOK BOULEVARD

                           BERWYN, PENNSYLVANIA 19312

                                 (610) 407-1717

                                SERVICE CENTER:
                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
                                 (800) 688-5177

                      STATEMENT OF ADDITIONAL INFORMATION
     INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY


This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium adjustable variable life insurance policy (the "Policy") offered by Nationwide Life and Annuity Company of America ("NLACA"). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated February 14, 2003 and the prospectuses for The Market Street Fund, American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund, Federated Insurance Series, Fidelity Variable Insurance Products, Gartmore Variable Insurance Trust, Janus Aspen Series, Oppenheimer Variable Account Funds, and Vanguard Variable Insurance Fund. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy. No information is incorporated by reference into this SAI.



The date of this Statement of Additional Information is February 14, 2003.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ADDITIONAL POLICY INFORMATION.........    1
  The Policy..........................    1
  Temporary Insurance Coverage........    1
  Our Right to Contest the Policy.....    1
  Misstatement of Age or Sex..........    2
  Suicide Exclusion...................    2
  Assignment..........................    2
  The Beneficiary.....................    2
  More Information on Ownership
     Rights...........................    2
  Changing Death Benefit Options......    3
  Premium Classes.....................    4
  Loan Interest.......................    4
  Effect of Policy Loans..............    5
  Allocations After Increase in Face
     Amount...........................    5
  Delays in Payments We Make..........    5
  Dollar Cost Averaging...............    6
  Automatic Asset Rebalancing.........    7
  Charge Discounts for Sales to
     Certain Policies.................    7
  Payment of Policy Benefits..........    8
  Policy Termination..................    8
SUPPLEMENTAL BENEFITS AND RIDERS......    9
  Long-Term Care Benefit Riders.......    9
  Accelerated Death Benefit Rider.....   11
  Additional Insurance Benefit
     Rider............................   12
  Other Riders........................   13
ILLUSTRATIONS.........................   14
PERFORMANCE DATA......................   15
  Hypothetical Illustrations..........   15
  Yields and Total Returns............   15
STANDARD & POOR'S.....................   17
ADDITIONAL INFORMATION................   18
  IMSA................................   18
  Potential Conflicts of Interest.....   18
  Policies Issued in Conjunction with
     Employee Benefit Plans...........   19
  Legal Developments Regarding Unisex
     Actuarial Tables.................   19
  Safekeeping of Account Assets.......   19
  Reports to Owners...................   19
  Records.............................   20
  Legal Matters.......................   20
  Experts.............................   20
  Additional Information about the
     Company..........................   20
  Additional Information about the
     Separate Account.................   21
  Other Information...................   21
  Financial Statements................   21
INDEX TO FINANCIAL STATEMENTS.........  F-1

ADDITIONAL POLICY INFORMATION
--------------------------------------------------------------------------------
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                                   THE POLICY


The Policy, Application(s), Policy's specification page, and any Riders are the entire contract. Only statements made in the Applications can be used to void the Policy or to deny a claim. We assume that all statements in an Application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state. The Policy is not eligible for dividends and is non-participating.


                          TEMPORARY INSURANCE COVERAGE

Before full insurance coverage takes effect, you may receive temporary insurance coverage (subject to our underwriting rules and Policy conditions) if:

     1. You answer "no" to the health questions in the temporary insurance agreement;

     2.  You pay the Minimum Initial Premium when the Application is signed; and

     3. The Application is dated the same date as, or earlier than, the temporary insurance agreement.

Temporary insurance coverage will take effect as of the date of the temporary insurance agreement. Temporary insurance coverage shall not exceed the lesser of:

     1.  The Face Amount applied for, including term insurance Riders; or

     2.  $500,000.

If we do not approve your Application, we will make a full refund of the initial premium paid with the Application.

Temporary life insurance coverage is void if the Application contains any material misrepresentation. Benefits will also be denied if any proposed Insured commits suicide.

Temporary life insurance coverage terminates automatically, and without notice, on the earliest of:

     -- 5 days from the date we mail you notification of termination of coverage; or

     -- the date that full insurance coverage takes effect under the Policy; or

     -- the date a policy, other than the Policy applied for, is offered to you;
        or

     -- the 90th day from the date of the temporary agreement.

                        OUR RIGHT TO CONTEST THE POLICY


In issuing the Policy, we rely on all statements made by or for you and/or the Insured in the Application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the Application (or any supplemental application).


However, we will not contest the Policy after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Issue Date. Likewise, we will not contest any Policy change that requires Evidence of Insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the Insured's lifetime for 2 years.

                           MISSTATEMENT OF AGE OR SEX

If the Insured's Issue Age or sex was stated incorrectly in the Application, we will adjust the death benefit and any benefits provided by Riders to the amount that would have been payable at the correct Issue Age and sex based on the most recent Monthly Deduction. No adjustment will be made to the Policy Account Value.

                               SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within 2 years of the Policy Issue Date, the Policy will terminate and our liability will be limited to an amount equal to the Premiums paid, less any Indebtedness, and less any partial withdrawals previously paid.

If the Insured commits suicide, while sane or insane, within 2 years from the effective date of any change which increases the death benefit, the Policy will terminate and our liability with respect to the amount of increase will be limited to the sum of the Monthly Deductions for the cost of insurance attributable to the increase and the expense charge for the increase in Face Amount previously deducted from Policy Account Value.

Certain states may require suicide exclusion provisions that differ from those stated here.

                                   ASSIGNMENT

You may assign the Policy but we will not be bound by any assignment unless it is in writing and we have received it at our Service Center. Your rights and those of any other person referred to in the Policy will be subject to the assignment. We assume no responsibility for the validity of any assignments.

                                THE BENEFICIARY

The Beneficiary is entitled to the Insurance Proceeds under the Policy. The Beneficiary is as stated in the Application, unless later changed. When a Beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated. If two or more persons are named, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated. If none of the persons named survives the Insured, we will pay the Insurance Proceeds in one sum to the Insured's estate.

                      MORE INFORMATION ON OWNERSHIP RIGHTS

You, as the Owner, may exercise certain rights under the Policy, including the following:

SELECTING AND CHANGING THE BENEFICIARY

      -- You designate the Beneficiary (the person to receive the Insurance Proceeds when the Insured dies) in the Application.

      -- You may designate more than one Beneficiary. If you designate more than one Beneficiary, then each Beneficiary that survives the Insured shares equally in any Insurance Proceeds unless the Beneficiary designation states otherwise.

      -- If there is not a designated Beneficiary surviving at the Insured's death, we will pay the Insurance Proceeds in a lump sum to the Insured's estate.


      -- You can change the Beneficiary by providing us with Written Notice while the Insured is living.



      -- The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the notice.

      -- We are not liable for any payment or other actions we take before we receive your Written Notice.


      -- A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

CHANGING THE OWNER


      -- You may change the Owner by providing a Written Notice to us at any time while the Insured is alive.



      -- The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the request.



      -- We are not liable for any payment or other actions we take before we receive your Written Notice.


      -- Changing the Owner does not automatically change the Beneficiary or the Insured.

      -- Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

ASSIGNING THE POLICY


      -- You may assign Policy rights while the Insured is alive by submitting Written Notice to us at our Service Center.


      -- Your interests and the interests of any Beneficiary or other person will be subject to any assignment.

      --  You retain any ownership rights that are not assigned.


      --  Assignments are subject to any Policy loan.


      --  We are not:


        -- bound by any assignment unless we receive a Written Notice of the assignment;


        -- responsible for the validity of any assignment or determining the extent of an assignee's interest; or


        -- liable for any payment we make before we receive Written Notice of the assignment.


      -- Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

                         CHANGING DEATH BENEFIT OPTIONS

The following rules apply to any change in death benefit options:


     -- You must submit a Written Request for any change in death benefit options.


     -- We may require you to return your Policy to make a change.

     -- The effective date of the change in death benefit option will be the Policy Processing Day on or following the date when we approve your request for a change.

If you change from Option A to Option B:


     -- We will first decrease the Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then any applicable Rider coverage amounts by the Policy Account Value on the effective date of the change.


     -- The death benefit will NOT change on the effective date of the change.

     -- The net amount at risk will generally remain level. This means there will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the Policy Account Value increases (unless the death benefit is based on the applicable percentage of Policy Account Value).


     -- If the Face Amount or applicable Rider coverage amount would be reduced to less than the minimum Initial Face Amount or minimum amount in which the Policy or applicable Rider could be issued, then we will not allow the change in death benefit option.


If you change from Option B to Option A:

     -- The Face Amount will be increased by the Policy Account Value on the effective date of the change.

     -- The death benefit will NOT change on the effective date of the change.

     -- Unless the death benefit is based on the applicable percentage of Policy
        Account Value, if the Policy Account Value increases, the net amount at risk will decrease over time, thereby reducing the cost of insurance charge.

                                PREMIUM CLASSES


We currently place each Insured into one of three standard Premium
Classes -- preferred, nonsmoker, and smoker -- or into a Premium Class with extra ratings. In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance rate than an Insured in a class with extra ratings.


     -- The preferred Premium Class is only available if the Face Amount equals or exceeds $100,000. Preferred Insureds generally will incur lower cost of insurance rates than Insureds who are classified as nonsmokers.

     -- Nonsmoking Insureds generally will incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class. The nonsmoker designation is not available for Insureds under Attained Age 21, but shortly before an Insured attains age 21, we may notify the Insured about possible classification as a nonsmoker. If the Insured does not qualify as a nonsmoker or does not respond to the notification, cost of insurance rates will remain as shown in the Policy. However, if the Insured does respond to the notification, and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

     -- Premium classes with extra ratings generally reflect higher mortality risks and thus higher cost of insurance rates. We may place an Insured into a Premium Class with extra ratings for a temporary period of time, due to occupation or temporary illness. We also may place an Insured into a Premium Class with permanent extra ratings.

                                 LOAN INTEREST

CHARGED LOAN INTEREST. Interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest, beginning 23 days after the Policy Anniversary. Unpaid interest is allocated based on your written instructions. If there are no such instructions or the Policy Account Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account value and the value in the Subaccounts bear to the total unloaned Policy Account Value.

EARNED LOAN INTEREST. We transfer earned loan interest to the Subaccounts and/or the Guaranteed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

                             EFFECT OF POLICY LOANS

A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit. The Insurance Proceeds and Net Cash Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Net Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account. Amounts transferred from the Separate Account to the Loan Account will affect the Policy Account Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Separate Account.


Accordingly, the effect on the Policy Account Value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.


                   ALLOCATIONS AFTER INCREASE IN FACE AMOUNT


If you increase your Face Amount, we use a special method to allocate a portion of your existing Policy Account Value to the increase. We also use this method to allocate premium payments, made on or after the effective date of the increase, between the Initial Face Amount and the increase.


This special method involves allocating according to a ratio between:


     1.  the GUIDELINE ANNUAL PREMIUM for the Initial Face Amount; and


     2. the GUIDELINE ANNUAL PREMIUM for the total Face Amount on the effective date of the increase (before any deductions are made).

         -- The GUIDELINE ANNUAL PREMIUM is defined in regulations under the Investment Company Act of 1940, as amended. It is used in connection with the calculation of surrender charges. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

If there is more than one increase in Face Amount, guideline annual Premiums for each increase in Face Amount are used to allocate Policy Account Values and subsequent premium payments among the various increases.

                           DELAYS IN PAYMENTS WE MAKE


We usually pay the amounts of any Surrender, partial withdrawal, Insurance Proceeds, loan, or settlement options within 7 days after we receive all applicable Written Notices, permitted telephone, fax, and/or e-mail requests, and/or due proofs of death. However, we can postpone these payments if:


     -- the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC"); OR

     -- the SEC permits, by an order, the postponement of any payment for the protection of Owners; OR

     -- the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Guaranteed Account for up to 6 months after receipt of the payment request. We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to our Service Center, we have the right to defer payment of Surrenders, partial withdrawals, Insurance Proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block your account and thereby refuse to pay any request for transfers, withdrawals, Surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

                             DOLLAR COST AVERAGING

If you elect the dollar cost averaging program offered under the Policy, each month on the Policy Processing Day we will automatically transfer equal amounts (minimum $500) from the chosen Subaccount to your designated "target accounts" in the percentages selected. You may have multiple target accounts.

To participate in dollar cost averaging, you must elect a period of time and place the following minimum amount in any one Subaccount (not the Guaranteed Account):

DOLLAR COST AVERAGING PERIOD                           MINIMUM AMOUNT
----------------------------                           --------------
         6 months                                         $ 3,000
        12 months                                         $ 6,000
        18 months                                         $ 9,000
        24 months                                         $12,000
        30 months                                         $15,000
        36 months                                         $18,000

If you have elected dollar cost averaging, the program will start on the first Policy Processing Day after the later of:

     1.  The Policy Date;

     2. The end of the 15-day period when Premiums have been allocated to the Money Market Subaccount; or

     3. When the value of the chosen Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first monthly transfer.


DOLLAR COST AVERAGING WILL END IF:     -- we receive your Written Request to cancel your
                                       participation;
                                       -- the value in the chosen Subaccount is insufficient to
                                       make the transfer;
                                       -- the specified number of transfers has been completed; or
                                       -- the Policy enters the Grace Period.



You will receive Written Notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' Written Notice to you. You cannot choose dollar cost averaging if you are participating in the automatic asset rebalancing program or if a Policy loan is outstanding.


                          AUTOMATIC ASSET REBALANCING

If you elect the automatic asset rebalancing program offered under the Policy, we will automatically reallocate your Policy Account Value in the Subaccounts you are invested in at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule.

TO PARTICIPATE IN THE AUTOMATIC ASSET  -- you must elect this feature in the Application or after
REBALANCING PROGRAM:                   issue by submitting an automatic asset rebalancing request form to our Service Center; and
                                       -- you must have a minimum Policy Account Value of $1,000.

There is no additional charge for the automatic asset rebalancing program. Any reallocation which occurs under the automatic asset rebalancing program will NOT be counted towards the 12 "free" transfers allowed during each Policy Year. You can end this program at any time.


AUTOMATIC ASSET REBALANCING WILL END   -- the total value in the Subaccounts is less than $1,000;
IF:                                    -- you make a transfer;
                                       -- you make a change to the current premium allocation
                                       instructions; or
                                       -- we receive your Written Request to terminate the program.


We may modify, suspend, or discontinue the automatic asset rebalancing program at any time. You cannot choose automatic asset rebalancing if you are participating in the dollar cost averaging program.

                 CHARGE DISCOUNTS FOR SALES TO CERTAIN POLICIES

The Policy is available for purchase by individuals, corporations, and other groups. We may reduce or waive certain charges (such as the premium expense charge, initial administrative charge, surrender charge, monthly administrative charge, monthly cost of insurance, or other charges) where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative, or other costs. We also may reduce or waive charges on Policies sold to officers, directors, and employees of NLACA or its affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we reduce or waive charges based on a number of factors, including:

      --  the number of Insureds;

      --  the size of the group of purchasers;

      --  the total premium expected to be paid;

      --  total assets under management for the Owner;

      --  the nature of the relationship among individual Insureds;

      --  the purpose for which the Policies are being purchased;

      --  the expected persistency of individual Policies; and

      -- any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Policy Owners.

                           PAYMENT OF POLICY BENEFITS

BENEFIT PAYABLE ON FINAL POLICY DATE. If the Insured is living on the Final Policy Date (at Insured's Attained Age 100), we will pay you the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within 7 days of the Final Policy Date, although we may postpone this payment under certain conditions. You may elect to continue the Policy beyond Insured's Attained Age 100 under the Final Policy Date Extension Rider.

INSURANCE PROCEEDS. Insurance proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive proof of the Insured's death and all other requirements are satisfied, including receipt by us at our Service Center of all required documents. Generally, we determine the amount of a payment from the Separate Account as of the date of death. We pay Insurance Proceeds in a single sum unless you have selected an alternative settlement option. If Insurance Proceeds are paid in a single sum, we pay interest at an annual rate of 3% (unless we declare a higher rate) on the Insurance Proceeds from the date of death until payment is made. We may postpone payment of Insurance Proceeds under certain conditions.

SETTLEMENT OPTIONS. In lieu of a single sum payment on death, Surrender, or maturity, you may elect one of the following settlement options. Payment under these settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied. As part of our general account assets, settlement options proceeds may be subject to claims of creditors.

     -- Proceeds at Interest Option. Proceeds are left on deposit to accumulate with us with interest payable at 12, 6, 3, or 1 month intervals.

     -- Installments of a Specified Amount Option. Proceeds are payable in equal installments of the amount elected at 12, 6, 3, or 1 month intervals, until proceeds applied under the option and interest on the unpaid balance and any additional interest are exhausted.

     -- Installments for a Specified Period Option. Proceeds are payable in a number of equal monthly installments. Alternatively, the installments may be paid at 12, 6, or 3 month intervals. Payments may be increased by additional interest which would increase the installments certain.

     -- Life Income Option. Proceeds are payable in equal monthly installments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the option are exhausted.

     -- Joint and Survivor Life Income Option. Proceeds are payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months.

A guaranteed interest rate of 3% per year applies to the above settlement options. We may declare additional rates of interest in our sole discretion. We may also agree to other arrangements, including those that offer check-writing capabilities with non-guaranteed interest rates.

                               POLICY TERMINATION

Your Policy will terminate on the earliest of:

     -- the Final Policy Date;

     -- the end of the Grace Period without a sufficient payment;

     -- the date the Insured dies; or

     -- the date you Surrender the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS
--------------------------------------------------------------------------------
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                         LONG-TERM CARE BENEFIT RIDERS

We offer the following three long-term care benefit Riders:

     -- Long-Term Care Acceleration Benefit Rider ("LTC Acceleration Rider")

     -- Long-Term Care Waiver Benefit Rider ("LTC Waiver Rider")

     -- Long-Term Care Extended Insurance Benefit Rider ("LTC Extended Rider")

If you elect to add the LTC Acceleration Rider to your Policy, you must also add the LTC Waiver Rider, while you may also add the LTC Extended Rider. You cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.

The Riders have conditions that may affect other rights and benefits that you have under the Policy. For example, we restrict your ability to allocate Premiums and Policy Account Value to the Separate Account while benefits are being paid. In addition, each Rider imposes a separate monthly charge that will be deducted from your Policy Account Value as part of the Monthly Deduction.

If you reside in a state that has approved the Long-Term Care Benefit Riders, you may generally elect to add them to your Policy at any time, subject to our receiving satisfactory additional Evidence of Insurability and increasing the Face Amount. The Long-Term Care Benefit Riders may not be available in all states and the terms under which they are available may vary from state-to-state.

These Riders may not cover all of the long-term care expenses incurred by the Insured during the period of coverage. Each Rider contains specific details that you should review before adding the Rider to your Policy. You should consult a tax adviser before adding the LTC Acceleration Rider or the LTC Extended Rider to your Policy.

     1.  LONG-TERM CARE ACCELERATION BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE ACCELERATION BENEFIT RIDER. The LTC Acceleration Rider provides for periodic payments to you of a portion of the death benefit if the Insured becomes "chronically ill" so that the Insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

Benefits under this Rider will not begin until we receive proof that the Insured is chronically ill and 90 calendar days have elapsed since receiving "qualified long-term care service" as defined in the Rider, while the Policy was in force (the "elimination period"). You must continue to submit periodic evidence of the Insured's continued eligibility for Rider benefits.

We determine a maximum amount of death benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit," is the acceleration death benefit, as defined in the Rider, divided by the minimum months of acceleration benefits stated in the policy schedule. The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. Expenses incurred during the elimination period, however, are excluded from any determination of a benefit.


Each benefit payment reduces the remaining death benefit under your Policy, and causes a proportionate reduction in your Face Amount, Policy Account Value, and surrender charge. If you have a Policy loan, we will use a portion of each benefit to repay Indebtedness. We will recalculate the Maximum Monthly Benefit if you make a partial withdrawal of Policy Account Value, and for other events described in the Rider.

RESTRICTIONS ON OTHER RIGHTS AND BENEFITS. Before we begin paying any benefits, we will transfer all Policy Account Value from the Separate Account to the Guaranteed Account. In addition, you will not be permitted to transfer Policy Account Value or allocate any additional Premiums to the Separate Account while Rider benefits are being paid. Your participation in any of the automatic investment plans (such as dollar cost averaging) will also be suspended during this period. If the death benefit on your Policy is Option B, we will change it to Option A.

If the Insured no longer qualifies for Rider benefits, is not chronically ill, and your Policy remains in force, you will be permitted to allocate new Premiums or transfer existing Policy Account Value to the Separate Account, and to change your death benefit option. We will waive restrictions on transfers from the Guaranteed Account to the Separate Account in connection with such transfers.

CHARGES FOR THE RIDER. The LTC Acceleration Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages. We may increase the rates for this charge on a class basis. Once we begin to pay benefits, the LTC Acceleration Rider waives this charge until the Insured no longer qualifies for Rider benefits and is not chronically ill.

TERMINATION OF THE RIDER. The Rider will terminate when the acceleration death benefit is zero, the Policy terminates, or you request to terminate the Rider.

     2.  LONG-TERM CARE WAIVER BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE WAIVER BENEFIT RIDER. After the elimination period noted above, the LTC Waiver Rider provides for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of Monthly Deductions after that date. This Rider also provides a residual death benefit. The LTC Waiver Rider is nonseverable from the LTC Acceleration Rider.

CHARGES FOR THE RIDER. The LTC Waiver Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages. We may increase the rates for this charge on a class basis.

TERMINATION OF THE RIDER. The LTC Waiver Rider will terminate when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or on the Policy Anniversary when the Insured's Attained Age is 100.

     3.  LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER. Following the full payment of the acceleration death benefit provided under the LTC Acceleration Rider, the LTC Extended Rider provides for periodic reimbursements of expenses incurred for qualified long-term care services, as defined in the Rider. There is no new elimination period under this Rider if benefits are continuous. You must continue to submit periodic evidence of the Insured's eligibility for Rider benefits.

We determine a maximum amount of benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit" is the Rider coverage amount divided by the minimum months of acceleration benefits shown on your policy schedule. The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. The LTC Extended Rider also offers an optional nonforfeiture benefit and an optional inflation benefit.

CHARGES FOR THE RIDER. The LTC Extended Rider imposes a monthly charge on the coverage amount of the Rider. This charge is level for the duration of the Rider and based on the Issue Age of the Insured when the Rider is issued. If you increase the Rider coverage amount, a new charge based on the Issue Age of the Insured at that time will apply to the increase. We may increase the rates for this charge on a class basis. Once we begin to pay benefits under the LTC Acceleration Rider, we waive this charge until the Insured no longer qualifies for benefits under the LTC Acceleration Rider or the LTC Extended Rider and is not chronically ill.

TERMINATION OF THE RIDER. The LTC Extended Rider will terminate when benefits under the Rider have been fully paid, when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or you request to terminate the Rider.

                        ACCELERATED DEATH BENEFIT RIDER

If your state of residence has approved the Accelerated Death Benefit Rider (the "ADB Rider") and we have received satisfactory additional Evidence of Insurability, you generally may choose to add it to your Policy at any time. The terms of the ADB Rider may vary from state-to-state.

Generally, the ADB Rider allows you to receive an accelerated payment of part of the Policy's death benefit generally when the Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be permitted if the Insured has been confined to a nursing care facility (as defined in the ADB Rider) for at least 180 consecutive days and is expected to remain in such a facility for the remainder of his or her life. There are no restrictions on the use of the benefit.

There is no additional charge for this Rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit amount.

TAX CONSEQUENCES OF THE ADB RIDER. The federal income tax consequences associated with adding the ADB Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the ADB Rider to your Policy or requesting an accelerated death benefit.

AMOUNT OF THE ACCELERATED DEATH BENEFIT. The ADB Rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the eligible death benefit (as defined below) less 25% of any Indebtedness. The ADB Rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to you by us and our affiliates to $250,000. We may increase this $250,000 maximum to reflect inflation.

ELIGIBLE DEATH BENEFIT MEANS:         the Insurance Proceeds payable under the Policy if the
                                      Insured died at the time we approve a claim for an
                                      accelerated death benefit, MINUS
                                      1.  Any premium refund payable at death if the Insured died at that time; and
                                      2.  Any insurance payable under the terms of any other
                                          Rider.


You may submit Written Notice to request the accelerated death benefit. You may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay Premiums and Policy loan interest. You may elect to receive the accelerated death benefit as a lump sum or in 12 or 24 equal monthly installments. If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Insurance Proceeds at death under the Policy will be paid to the Beneficiary in a lump sum.



CONDITIONS FOR RECEIPT OF THE ACCELERATED DEATH BENEFIT. To receive an accelerated death benefit payment, the Policy must be in force and you must submit Written Notice, "due proof of eligibility," and a completed claim form to us. Due proof of eligibility means a written certification (described more fully in the ADB Rider) in a form acceptable to us from a treating physician (as defined in the ADB Rider) stating that the Insured has a terminal illness or, in certain states only, is expected to be permanently confined to a nursing care facility.

We may request additional medical information from the Insured's physician and/or may require an independent physical examination (at our expense) before approving the claim for payment of the accelerated death benefit. We will not approve a claim for an accelerated death benefit payment if:

     1.  The Policy is assigned in whole or in part;

     2. If the terminal illness (or, in certain states only, the permanent confinement to a nursing care facility) is the result of intentionally self-inflicted injury; or

     3. If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.


OPERATION OF THE ADB RIDER. The accelerated death benefit is made in the form of a Policy loan up to the amount of the maximum loan available under the Policy at the time the claim is approved, resulting in a Policy loan being made in the amount of the requested benefit. This Policy loan operates as would any loan under the Policy.


To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to you and a lien will be placed on the death benefit payable under the Policy (the "death benefit lien") in the amount of this excess. Interest will accrue daily, at a rate determined as described in the ADB Rider, on the amount of this lien, and upon the death of the Insured the amount of the lien and accrued interest thereon will be subtracted from the amount of Insurance Proceeds payable at death.


EFFECT ON EXISTING POLICY. The Insurance Proceeds otherwise payable at the time of an Insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. In addition, if you make a request for a Surrender, a Policy loan, or a partial withdrawal, the Net Cash Surrender Value and Loan Account value will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Account value being reduced to zero.



Premiums and Policy loan interest must be paid when due. However, if requested with the accelerated death benefit claim, future periodic planned Premiums and Policy loan interest may be paid automatically through additional accelerated death benefits.


In addition to a Lapse under the applicable provisions of the Policy, the Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at death.


TERMINATION OF THE ADB RIDER.  The ADB Rider will terminate on the earliest of:
(1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary when the Insurance Proceeds payable at death on such Policy Anniversary is less than or equal to zero.


                       ADDITIONAL INSURANCE BENEFIT RIDER

The Additional Insurance Benefit Rider ("AIB Rider") provides an additional death benefit payable on the death of the Insured without increasing the Policy's Face Amount. The AIB Rider may not be available in all states.

The additional death benefit under the AIB Rider is:

     a. the Face Amount plus the Rider coverage amount less the Policy's death benefit (if Death Benefit Option A is in effect); or

     b. the Face Amount plus the Rider coverage amount plus the Policy Account Value less the death benefit (if Death Benefit Option B is in effect).

Please note the following about the AIB Rider:


     -- The AIB Rider may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to Lapse). The AIB Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 100 (80 in New York).


     -- The AIB Rider has a cost of insurance charge that is deducted from the Policy Account Value as part of the Monthly Deduction.

     -- If you change from Death Benefit Option A to Death Benefit Option B, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the Policy Account Value.

     -- If Death Benefit Option A is in effect and you make a partial withdrawal, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the amount withdrawn (including the partial withdrawal charge).

     -- The AIB Rider has no cash or loan value.

     -- The AIB Rider has no surrender charge, additional surrender charge, or premium expense charge.

        -- Since there is no surrender charge for decreasing the Rider coverage amount, such a decrease may be less expensive than a decrease of the same size in the Face Amount of the Policy (if the Face Amount decrease would be subject to a surrender charge). But, continuing coverage on such an increment of Policy Face Amount may have a cost of insurance charge that is higher than the same increment of coverage amount under the Rider. You should consult your agent before buying an AIB Rider, and before deciding whether to decrease Policy Face Amount or AIB Rider coverage amount.

     -- After the first Policy Year and subject to certain conditions, you may increase or decrease the Rider coverage amount separately from the Policy's Face Amount (and the Policy's Face Amount may be increased or decreased without affecting the Rider coverage amount).

     -- To comply with the maximum premium limitations under the Internal
        Revenue Code of 1986, as amended (the "Code"), insurance coverage provided by an AIB Rider is treated as part of the Policy's Face Amount (for discussion of the tax status of the Policy, see "Federal Tax Considerations" in the prospectus).

                                  OTHER RIDERS

In addition to the Long-Term Care Benefit Riders, Accelerated Death Benefit Rider, and Additional Insurance Benefit Rider, the following Riders are also available under the Policy. These Riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Separate Account.

     -- CHANGE OF INSURED: This Rider permits you to change the Insured, subject to certain conditions and Evidence of Insurability. The Policy's Face Amount will remain the same, and the Monthly Deduction for the cost of insurance and any other benefits provided by Rider will be adjusted for the Attained Age and Premium Class of the new Insured as of the effective date of the change. As the change of an Insured is generally a taxable event, you should consult a tax adviser before making such a change.

     -- CHILDREN'S TERM INSURANCE: This Rider provides level term insurance on each of the Insured's dependent children, until the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; (3) the child's 25th birthday; or
        (4) the Policy Anniversary nearest the Insured's 65th birthday. Upon expiration of the term insurance on the life of a child and subject to certain conditions, it may be converted without Evidence of Insurability to a whole life policy providing a level Face Amount of insurance and a level premium. The Face Amount of the new policy may be up to 5 times the amount of the term insurance in force on the expiration date. The Rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child. Each insured child under this Rider will have the same amount of insurance. This Rider must be selected at the time of application for the Policy or upon an increase in Face Amount.



     -- CONVERTIBLE TERM LIFE INSURANCE: This Rider provides term insurance on an additional insured ("other insured"). This Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the other insured's Attained Age 100 (80 in New York). If the Policy is extended by the Final Policy Date Extension Rider, this Rider will terminate on the original Final Policy Date.



     -- DISABILITY WAIVER BENEFIT: This Rider provides that in the event of the Insured's total disability (as defined in the Rider), which begins while the Rider is in effect and which continues for at least 6 months, we will apply a premium payment to the Policy on each Policy Processing Day during the first 5 Policy Years while the Insured is totally disabled (the amount of the payment will be based on the minimum annual premium). We will also waive all Monthly Deductions due after the commencement of and during the continuance of the total disability after the first 5 Policy Years. This Rider terminates on the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 60 (except for benefits for a disability which began before that Policy Anniversary).



     -- DISABILITY WAIVER OF PREMIUM BENEFIT: This Rider provides that, in the event of the Insured's total disability before Attained Age 60 and continuing for at least 180 days, we will apply a premium payment to the Policy on each Policy Processing Day prior to Insured's Attained Age 65 and while the Insured remains totally disabled. At the time of application, a monthly benefit amount is selected by you. This amount is generally intended to reflect the amount of the Premiums expected to be paid monthly. The monthly benefit amount cannot exceed the lesser of:
        (1) the planned premium; (2) 1/12th of the guideline annual premium (defined above); and (3) $2,500. In the event of the Insured's total disability, the amount of the premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or
        (b) the monthly average of the premium payments less partial withdrawals for the Policy since its Policy Date. You cannot elect this Rider and another disability waiver benefit Rider with the same Policy.


     -- FINAL POLICY DATE EXTENSION:  This Rider extends the Final Policy Date
        20 years past the original Final Policy Date. This benefit may be added only on or after the anniversary nearest the Insured's 90th birthday. There is no additional charge for this benefit. The death benefit after the original Final Policy Date will be the Policy Account Value. All other Riders in effect on the original Final Policy Date will terminate on the original Final Policy Date. Adding this benefit and/or continuing the Policy beyond the Insured's Attained Age 100 may have tax consequences and you should consult a tax adviser before doing so.

ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We may provide illustrations for death benefit, Policy Account Value, and Net Cash Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Policy Account Value will depend on factors such as the amounts you allocate to particular Portfolios, the amounts deducted for the Policy's monthly charges, the Portfolios' expense ratios, and your Policy loan and partial withdrawal history.



Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.


PERFORMANCE DATA
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

                           HYPOTHETICAL ILLUSTRATIONS

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Account Value, and Net Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, Policy Account Value, and Net Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the Portfolios.

                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, and annual total returns for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. Effective yields and total returns for a Subaccount are based on the investment performance of the corresponding Portfolio. A Portfolio's performance reflects the Portfolio's expenses. See the prospectuses for the Funds.


In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and Variable Annuity Research Data Service ("VARDS") are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.



Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

We may also report other information, including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying Portfolio in which a Subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.


You also should refer to your personalized illustrations which illustrate variations of the death benefit, Policy values, and accumulated payments under your Policy.


MONEY MARKET SUBACCOUNT YIELDS


The current yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment; it is calculated in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the underlying Portfolio or on its portfolio securities.


This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one accumulation unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net investment income of the Portfolio attributable to the hypothetical account; and (2) "common" charges and deductions (as explained below) imposed under the Policy which are attributable to the hypothetical account. For purposes of calculating current yields for a Policy, an average per unit administration fee is used based on the $5.00 current initial administrative charge and a $7.50 monthly administrative charge deducted monthly on the Policy Processing Day.

The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.


The Money Market Subaccount's yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the underlying Portfolio, the types of quality of portfolio securities held by the underlying Portfolio, and the underlying Portfolio's operating expenses. During extended periods of low interest rates, the yields of the Money Market Subaccount (or any Subaccount investing in a money market Portfolio) may also become extremely low and possibly negative. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.


The current yield and effective yield for the Money Market Subaccount for the seven days ended December 31, 2001 were (0.76%) and (0.76%), respectively.

TOTAL RETURNS

The total return of a Subaccount refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. For periods prior to the date a Subaccount commenced operations, performance information for Policies funded by that Subaccount may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the Portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period.


Until a Subaccount has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Subaccount's inception. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Subaccounts may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the Subaccounts, with the level of Policy charges currently in effect.


Average annual total returns reflect total underlying Portfolio expenses and certain Policy fees and charges assumed to apply to all Policy Owners, including the initial administrative charge, monthly administrative charge, and insurance charge ("Common Charges"). However, charges such as percent of premium charges, surrender charges, and cost of insurance charges, which are based on certain factors, such as sex, Issue Age or actual age, Premium Class, Policy Year, Face Amount, or net amount at risk, and which therefore vary with each Policy, are not reflected in average annual total returns, nor are the premium tax charge or any charges assessed on withdrawal, transfer, or increase in Face Amount ("Non-Common Charges"). IF NON-COMMON CHARGES WERE DEDUCTED, PERFORMANCE WOULD BE SIGNIFICANTLY LOWER.

Because of the charges and deductions imposed under a Policy, performance data for the Subaccounts will be lower than performance data for their corresponding Portfolios. The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. The Funds have provided all performance information for the Portfolios, including the Portfolio total value information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. Market Street Fund and Gartmore Variable Insurance Trust are affiliated with us; none of the other Funds is affiliated with us. While we have no reason to doubt the accuracy of the figures provided by these non-affiliated Funds, we do not represent that they are true and complete, and disclaim all responsibility for these figures.

PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE. THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS.

STANDARD & POOR'S
--------------------------------------------------------------------------------
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"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and
"500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLACA and the Market Street Fund ("Market Street"). Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

S&P makes no representation or warranty, express or implied, to the Owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to NLACA and Market Street is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to NLACA, Market Street, the Policy, or the Equity 500 Index Portfolio. S&P has no obligation to take the needs of NLACA, Market Street, or the Owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or the Equity 500 Index Portfolio are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NLACA, MARKET STREET, OWNERS OF THE POLICY AND THE EQUITY 500 INDEX PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
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                                      IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

                        POTENTIAL CONFLICTS OF INTEREST


In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although neither we nor the Portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each Portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of Portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.



If a Portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.


The Portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another portfolio.


           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class. Illustrations reflecting the Premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female Insureds.

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                         SAFEKEEPING OF ACCOUNT ASSETS

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sale of Portfolio shares by each of the Subaccounts. A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering our officers and employees has been issued by Continental Casualty Company (a subsidiary of CNA).

                               REPORTS TO OWNERS

At least once each year, we will send you a report showing the following information as of the end of the report period:

     -- the current Policy Account Value, Guaranteed Account value, Subaccount values, and Loan Account value

     -- the current Net Cash Surrender Value

     -- the current death benefit

     -- the current amount of any Indebtedness

     -- any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)

     -- any other information required by law

We currently send these reports quarterly. In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing), the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each Portfolio in which you are invested.

                                    RECORDS

We will maintain all records relating to the Separate Account and the Guaranteed Account at our Service Center.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the federal securities laws.

                                    EXPERTS


The Financial Statements at December 31, 2001, 2000, and 1999 and for each of the three years in the period ended December 31, 2001 have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The Financial Statements as of September 30, 2002 and for the nine-month period ended September 30, 2002 included in this SAI have not been audited.


Actuarial matters included in the prospectus and/or SAI have been examined by Scott V. Carney, FSA, MAAA, Senior Vice President and Actuary of NLACA.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a stock life insurance company and wholly owned subsidiary of Nationwide Life Insurance Company of America ("NLICA"), which was chartered by the Commonwealth of Pennsylvania in 1865. We were originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company. Our name was changed in 1991, and we were redomiciled as a Delaware insurance company on October 28, 1992. We are subject to regulation by the Insurance Department of the State of Delaware, as well as by the insurance departments of all other states and jurisdictions in which we do business. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 49 states and the District of Columbia.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Sponsored Demutualization. On October 1, 2002, NLICA (formerly Provident Mutual Life Insurance Company) converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of a sponsored demutualization. Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and is the holding company of Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies.

Support Agreement. On December 31, 1997, we entered into a Support Agreement with Provident Mutual Life Insurance Company (now NLICA). Under this agreement, NLICA agrees to ensure that our total adjusted capital will remain at the level of 200% of the company action level for risk-based capital ("RBC") at the end of each calendar quarter during the term of the agreement. NLICA agrees to contribute to us an amount of capital sufficient to attain this level of total adjusted capital. RBC requirements are used to monitor sufficient capitalization of insurance companies based upon the types and mixtures of risk inherent in their operations.


NLICA also agrees to cause us to maintain cash or cash equivalents from time to time as may be necessary during the term of the agreement in an amount sufficient for the payment of benefits and other contractual claims pursuant to policies and other contracts issued by us. This agreement will remain in effect provided we remain a subsidiary of NLICA. Before any material modification or termination of the agreement, a determination must be made that the modification or termination will not have an adverse impact on our policyholders. This determination is to be based on our ability at the time of the determination to maintain our own financial stability according to the standards contained in the agreement. Other than this Support Agreement, NLICA is under no obligation to invest money in us, nor is it in any way a guarantor of our contractual obligations or obligations under the Policies.


               ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

On October 1, 2002, in connection with the sponsored demutualization (whereby our parent company converted from a mutual insurance company to a stock insurance company, became a wholly-owned subsidiary of Nationwide Financial, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS


This SAI contains the audited statements of assets and liabilities of the Separate Account as of December 31, 2001 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia PA 19103, served as independent accountants for the Separate Account for the periods reported in these statements.

Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2001, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


This SAI also includes unaudited financial statements as of September 30, 2002 and for the nine-month period ended September 30, 2002.

                              FINANCIAL STATEMENTS


                                                              PAGE
                                                              -----
Providentmutual Variable Life Separate Account
     Statements of Assets and Liabilities, September 30,
      2002 (unaudited)......................................    F-2
     Statements of Operations for the Nine Months Ended
      September 30, 2002 (unaudited)........................    F-9
     Statements of Changes in Net Assets for the Nine Months
      Ended September 30, 2002 (unaudited)..................   F-16
     Notes to Unaudited Financial Statements................   F-23
     Report of Independent Accountants......................   F-46
     Statements of Assets and Liabilities, December 31,
      2001..................................................   F-47
     Statements of Operations for the Year Ended December
      31, 2001..............................................   F-53
     Statements of Operations for the Year Ended December
      31, 2000..............................................   F-59
     Statements of Operations for the Year Ended December
      31, 1999..............................................   F-65
     Statements of Changes in Net Assets for the Year Ended
      December 31, 2001.....................................   F-70
     Statements of Changes in Net Assets for the Year Ended
      December 31, 2000.....................................   F-76
     Statements of Changes in Net Assets for the Year Ended
      December 31, 1999.....................................   F-82
     Notes to Financial Statements..........................   F-87
Providentmutual Life and Annuity Company of America
     Statements of Financial Condition, September 30, 2002
      (unaudited)...........................................  F-131
     Statements of Operations for the Three Months and Nine
      Months Ended September 30, 2002 and 2001
      (unaudited)...........................................  F-132
     Statements of Equity for the Nine Months Ended
      September 30, 2002 (unaudited)........................  F-133
     Statements of Cash Flows for the Nine Months Ended
      September 30, 2002 and 2001 (unaudited)...............  F-134
     Notes to Unaudited Financial Statements................  F-135
     Report of Independent Accountants......................  F-141
     Statements of Financial Condition as of December 31,
      2001 and 2000.........................................  F-142
     Statements of Operations for the Years Ended December
      31, 2001, 2000 and 1999...............................  F-143
     Statements of Equity for the Years Ended December 31,
      2001, 2000 and 1999...................................  F-144
     Statements of Cash Flows for the Years Ended December
      31, 2001, 2000 and 1999...............................  F-145
     Notes to Financial Statements..........................  F-146

--------------------------------------------------------------------------------

The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                            ALL PRO        MONEY                                 MID CAP
                                          BROAD EQUITY     MARKET        BOND       BALANCED      GROWTH     INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund,
  Inc., at fair value:
  All Pro Broad Equity Portfolio........   $3,325,277
  Money Market Portfolio................                 $6,974,253
  Bond Portfolio........................                              $2,059,834
  Balanced Portfolio....................                                           $1,202,317
  Mid Cap Growth Portfolio..............                                                        $3,186,894
  International Portfolio...............                                                                      $3,009,516
                                           ----------    ----------   ----------   ----------   ----------    ----------
NET ASSETS..............................   $3,325,277    $6,974,253   $2,059,834   $1,202,317   $3,186,894    $3,009,516
                                           ==========    ==========   ==========   ==========   ==========    ==========
Held for the benefit of policyholders...   $3,292,250    $6,937,526   $2,018,254   $1,169,344   $3,132,960    $2,976,784
Attributable to Providentmutual Life and
  Annuity Company of America............       33,027       36,727       41,580       32,973       53,934         32,732
                                           ----------    ----------   ----------   ----------   ----------    ----------
                                           $3,325,277    $6,974,253   $2,059,834   $1,202,317   $3,186,894    $3,009,516
                                           ==========    ==========   ==========   ==========   ==========    ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL   EQUITY 500
                                                 CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE        INDEX
                                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc., at
  fair value:
  All Pro Large Cap Growth Portfolio..........   $1,870,979
  All Pro Large Cap Value Portfolio...........                   $2,312,855
  All Pro Small Cap Growth Portfolio..........                                   $1,394,348
  All Pro Small Cap Value Portfolio...........                                                   $2,350,882
  Equity 500 Index Portfolio..................                                                                  $17,978,648
                                                 ----------      ----------      ----------      ----------     -----------
NET ASSETS....................................   $1,870,979      $2,312,855      $1,394,348      $2,350,882     $17,978,648
                                                 ==========      ==========      ==========      ==========     ===========
Held for the benefit of policyholders.........   $1,835,984      $2,292,891      $1,378,589      $2,326,323     $17,955,358
Attributable to Providentmutual Life and
  Annuity Company of America..................       34,995          19,964          15,759          24,559          23,290
                                                 ----------      ----------      ----------      ----------     -----------
                                                 $1,870,979      $2,312,855      $1,394,348      $2,350,882     $17,978,648
                                                 ==========      ==========      ==========      ==========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                               FIDELITY                    FIDELITY
                                                                EQUITY-      FIDELITY        HIGH       FIDELITY
                                                                INCOME        GROWTH        INCOME      OVERSEAS
                                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund, at fair
  value:
  Equity-Income Portfolio...................................  $11,833,369
  Growth Portfolio..........................................                $14,694,003
  High Income Portfolio.....................................                              $2,001,024
  Overseas Portfolio........................................                                           $5,645,611
Receivable from Providentmutual Life and Annuity Company of
  America...................................................                          5
                                                              -----------   -----------   ----------   ----------
NET ASSETS..................................................  $11,833,369   $14,694,008   $2,001,024   $5,645,611
                                                              ===========   ===========   ==========   ==========
Held for the benefit of policyholders.......................  $11,793,212   $14,670,921   $1,974,756   $5,619,840
Attributable to Providentmutual Life and Annuity Company of
  America...................................................       40,157        23,087      26,268        25,771
                                                              -----------   -----------   ----------   ----------
                                                              $11,833,369   $14,694,008   $2,001,024   $5,645,611
                                                              ===========   ===========   ==========   ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                        FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                         ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                        MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund
  II, at fair value:
  Asset Manager Portfolio............................  $3,772,941
  Investment Grade Bond Portfolio....................               $3,615,043
  Contrafund Portfolio...............................                            $11,350,065
Investment in the Neuberger Berman Advisers
  Management Trust, at fair value:
  Limited Maturity Bond Portfolio....................                                            $1,712,662
  Partners Portfolio.................................                                                           $1,702,609
                                                       ----------   ----------   -----------     ----------     ----------
NET ASSETS...........................................  $3,772,941   $3,615,043   $11,350,065     $1,712,662     $1,702,609
                                                       ==========   ==========   ===========     ==========     ==========
Held for the benefit of policyholders................  $3,737,754   $3,571,809   $11,315,410     $1,682,603     $1,668,551
Attributable to Providentmutual Life and Annuity
  Company of America.................................     35,187       43,234         34,655         30,059         34,058
                                                       ----------   ----------   -----------     ----------     ----------
                                                       $3,772,941   $3,615,043   $11,350,065     $1,712,662     $1,702,609
                                                       ==========   ==========   ===========     ==========     ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                                                     VAN ECK      VAN ECK         ALGER
                                                          VAN ECK       VAN ECK     WORLDWIDE    WORLDWIDE       AMERICAN
                                                         WORLDWIDE     WORLDWIDE     EMERGING       REAL          SMALL
                                                            BOND      HARD ASSETS    MARKETS       ESTATE     CAPITALIZATION
                                                         SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Van Eck Worldwide Insurance Trust, at
  fair value:
  Van Eck Worldwide Bond Portfolio.....................   $784,780
  Van Eck Worldwide Hard Assets Portfolio..............                $568,577
  Van Eck Worldwide Emerging Markets Portfolio.........                             $2,064,021
  Van Eck Worldwide Real Estate Portfolio..............                                           $487,837
Investment in the Alger American Fund, at fair value:
  Alger American Small Capitalization Portfolio........                                                         $3,957,581
                                                          --------     --------     ----------    --------      ----------
NET ASSETS.............................................   $784,780     $568,577     $2,064,021    $487,837      $3,957,581
                                                          ========     ========     ==========    ========      ==========
Held for the benefit of policyholders..................   $750,009     $535,340     $2,051,820    $463,038      $3,947,864
Attributable to Providentmutual Life and Annuity
  Company of America...................................     34,771       33,237        12,201       24,799           9,717
                                                          --------     --------     ----------    --------      ----------
                                                          $784,780     $568,577     $2,064,021    $487,837      $3,957,581
                                                          ========     ========     ==========    ========      ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                               STRONG                                    AMERICAN
                                              MID-CAP       STRONG                        CENTURY       AMERICAN     AMERICAN
                                               GROWTH     OPPORTUNITY     DREYFUS           VP          CENTURY      CENTURY
                                              FUND II       FUND II     APPRECIATION   INTERNATIONAL    VP ULTRA     VP VALUE
                                             SUBACCOUNT   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Strong Variable Insurance
  Funds, Inc., at fair value:
  Strong Mid Cap Growth Fund II............   $839,554
Investment in the Strong Opportunity Fund
  II, Inc., at fair value:
  Strong Opportunity Fund II...............               $1,042,342
Investment in the Dreyfus Variable
  Investment Fund, at fair value:
  Appreciation Portfolio...................                               $25,325
Investment in the American Century Variable
  Portfolios, Inc., at fair value:
  VP International Fund....................                                               $35,430
  VP Ultra Fund............................                                                             $21,427
  VP Value Fund............................                                                                          $29,433
                                              --------    ----------      -------         -------       -------      -------
NET ASSETS.................................   $839,554    $1,042,342      $25,325         $35,430       $21,427      $29,433
                                              ========    ==========      =======         =======       =======      =======
Held for the benefit of policyholders......   $831,484    $  984,385      $ 5,528         $15,870       $ 2,130      $ 9,352
Attributable to Providentmutual Life and
  Annuity Company of America...............      8,070        57,957       19,797          19,560        19,297       20,081
                                              --------    ----------      -------         -------       -------      -------
                                              $839,554    $1,042,342      $25,325         $35,430       $21,427      $29,433
                                              ========    ==========      =======         =======       =======      =======

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Assets and Liabilities, September 30, 2002

--------------------------------------------------------------------------------

                                                                              OPPENHEIMER                          OPPENHEIMER
                                     JANUS           JANUS         JANUS        CAPITAL         OPPENHEIMER        MAIN STREET
                                    CAPITAL      INTERNATIONAL     GLOBAL     APPRECIATION   GLOBAL SECURITIES   GROWTH & INCOME
                                  APPRECIATION      GROWTH       TECHNOLOGY     FUND V/A         FUND V/A           FUND V/A
                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Janus Aspen Series Funds, at
  market value:
  Capital Appreciation
    Portfolio...................    $31,728
  International Growth
    Portfolio...................                    $29,661
  Global Technology Portfolio...                                  $24,387
Oppenheimer Variable Account
  Funds, at market value:
  Capital Appreciation VA.......                                                $49,138
  Global Securities Fund VA.....                                                                  $54,280
  Main Street Growth & Income
    Fund V/A....................                                                                                     $58,680
                                    -------         -------       -------       -------           -------            -------
NET ASSETS......................    $31,728         $29,661       $24,387       $49,138           $54,280            $58,680
                                    =======         =======       =======       =======           =======            =======
Held for the benefit of
  policyholders.................    $10,234         $10,991       $ 7,272       $39,223           $30,664            $35,306
Attributable to Providentmutual
  Life and Annuity Company of
  America.......................     21,494          18,670        17,115         9,915            23,616             23,374
                                    -------         -------       -------       -------           -------            -------
                                    $31,728         $29,661       $24,387       $49,138           $54,280            $58,680
                                    =======         =======       =======       =======           =======            =======

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                             **ALL PRO
                                               BROAD        MONEY                                 **MID CAP
                                              EQUITY        MARKET        BOND      **BALANCED     GROWTH      INTERNATIONAL
                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.................................  $    37,895    $64,429      $ 82,860    $  35,864                   $    39,343
EXPENSES
Mortality and expense risks...............       21,010     32,874         9,078        6,093    $    20,215         18,306
                                            -----------    -------      --------    ---------    -----------    -----------
Net investment income (loss)..............       16,885     31,555        73,782       29,771        (20,215)        21,037
                                            -----------    -------      --------    ---------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested....      470,863                                               19,726
Net realized loss from redemption of
  investment shares.......................     (171,918)                  (7,643)     (53,458)      (281,764)      (138,714)
                                            -----------    -------      --------    ---------    -----------    -----------
Net realized gain (loss) on investments...      298,945                   (7,643)     (53,458)      (262,038)      (138,714)
                                            -----------    -------      --------    ---------    -----------    -----------
Net unrealized (depreciation) appreciation
  of investments:
  Beginning of year.......................     (768,266)                  56,531     (185,464)      (135,958)      (667,696)
  End of period...........................   (2,399,102)                  95,575     (322,840)    (1,141,541)    (1,110,009)
                                            -----------    -------      --------    ---------    -----------    -----------
Net unrealized (depreciation) appreciation
  of investments during the period........   (1,630,836)                  39,044     (137,376)    (1,005,583)      (442,313)
                                            -----------    -------      --------    ---------    -----------    -----------
Net realized and unrealized (losses) gains
  on investments..........................   (1,331,891)                  31,401     (190,834)    (1,267,621)      (581,027)
                                            -----------    -------      --------    ---------    -----------    -----------
Net (decrease) increase in net assets
  resulting from operations...............  $(1,315,006)   $31,555      $105,183    $(161,063)   $(1,287,836)   $  (559,990)
                                            ===========    =======      ========    =========    ===========    ===========

**Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
  Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                          ALL PRO      ALL PRO       ALL PRO      ALL PRO
                                                         LARGE CAP    LARGE CAP     SMALL CAP    SMALL CAP     EQUITY 500
                                                          GROWTH        VALUE        GROWTH        VALUE         INDEX
                                                        SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.............................................                $  22,342                  $   7,975    $    259,998
EXPENSES
Mortality and expense risks...........................  $    11,076      12,833    $     9,493      14,361         113,210
                                                        -----------   ---------    -----------   ---------    ------------
Net investment (loss) income..........................      (11,076)      9,509         (9,493)     (6,386)        146,788
                                                        -----------   ---------    -----------   ---------    ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON INVESTMENTS
Realized gain distributions reinvested................                                              99,363
Net realized (loss) gain from redemption of investment
  shares..............................................     (243,771)      8,649       (464,868)     94,844        (707,130)
                                                        -----------   ---------    -----------   ---------    ------------
Net realized (loss) gain on investments...............     (243,771)      8,649       (464,868)    194,207        (707,130)
                                                        -----------   ---------    -----------   ---------    ------------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year...................................     (794,500)     47,290       (894,978)    300,404      (4,629,554)
  End of period.......................................   (1,324,077)   (561,793)    (1,315,502)   (563,641)    (11,179,028)
                                                        -----------   ---------    -----------   ---------    ------------
Net unrealized depreciation of investments during the
  period..............................................     (529,577)   (609,083)      (420,524)   (864,045)     (6,549,474)
                                                        -----------   ---------    -----------   ---------    ------------
Net realized and unrealized losses on investments.....     (773,348)   (600,434)      (885,392)   (669,838)     (7,256,604)
                                                        -----------   ---------    -----------   ---------    ------------
Net decrease in net assets resulting from
  operations..........................................  $  (784,424)  $(590,925)   $  (894,885)  $(676,224)   $ (7,109,816)
                                                        ===========   =========    ===========   =========    ============

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                               FIDELITY                     FIDELITY
                                                                EQUITY-       FIDELITY        HIGH       FIDELITY
                                                                INCOME         GROWTH        INCOME      OVERSEAS
                                                              SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................  $   241,928   $     45,181   $ 202,191    $    52,140
EXPENSES
Mortality and expense risks.................................       76,239         96,735      10,014         35,622
                                                              -----------   ------------   ---------    -----------
Net investment income (loss)................................      165,689        (51,554)    192,177         16,518
                                                              -----------   ------------   ---------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................      329,290
Net realized loss from redemption of investment shares......     (262,114)      (435,223)   (302,140)      (376,346)
                                                              -----------   ------------   ---------    -----------
Net realized gain (loss) on investments.....................       67,176       (435,223)   (302,140)      (376,346)
                                                              -----------   ------------   ---------    -----------
Net unrealized depreciation of investments:
  Beginning of year.........................................     (741,708)    (5,589,791)   (871,225)    (3,231,136)
  End of period.............................................   (4,834,245)   (12,874,819)   (846,627)    (4,607,983)
                                                              -----------   ------------   ---------    -----------
Net unrealized (depreciation) appreciation of investments
  during the period.........................................   (4,092,537)    (7,285,028)     24,598     (1,376,847)
                                                              -----------   ------------   ---------    -----------
Net realized and unrealized loss on investments.............   (4,025,361)    (7,720,251)   (277,542)    (1,753,193)
                                                              -----------   ------------   ---------    -----------
Net decrease in net assets resulting from operations........  $(3,859,672)  $ (7,771,805)  $ (85,365)   $(1,736,675)
                                                              ===========   ============   =========    ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                     FIDELITY      FIDELITY                    NEUBERGER      NEUBERGER
                                                       ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                      MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.........................................  $   159,171    $116,131    $   101,754      $ 75,922      $  11,308
EXPENSES
Mortality and expense risks.......................       22,613      15,874         65,129         8,027         10,788
                                                    -----------    --------    -----------      --------      ---------
Net investment income.............................      136,558     100,257         36,625        67,895            520
                                                    -----------    --------    -----------      --------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested............
Net realized (loss) gain from redemption of
  investment shares...............................     (129,691)     14,362        (90,371)        6,899        (96,384)
                                                    -----------    --------    -----------      --------      ---------
Net realized (loss) gain on investments...........     (129,691)     14,362        (90,371)        6,899        (96,384)
                                                    -----------    --------    -----------      --------      ---------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year...............................     (600,752)    193,445     (2,055,565)       59,783       (365,787)
  End of period...................................   (1,296,454)    291,412     (3,429,800)       45,497       (971,665)
                                                    -----------    --------    -----------      --------      ---------
Net unrealized (depreciation) appreciation of
  investments during the period...................     (695,702)     97,967     (1,374,235)      (14,286)      (605,878)
                                                    -----------    --------    -----------      --------      ---------
Net realized and unrealized (loss) gain on
  investments.....................................     (825,393)    112,329     (1,464,606)       (7,387)      (702,262)
                                                    -----------    --------    -----------      --------      ---------
Net (decrease) increase in net assets resulting
  from operations.................................  $  (688,835)   $212,586    $(1,427,981)     $ 60,508      $(701,742)
                                                    ===========    ========    ===========      ========      =========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                 VAN ECK
                                                      VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                                        BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................                $  5,436     $   4,369     $ 11,766
EXPENSES
Mortality and expense risks........................   $  2,901        3,419        12,991        2,263      $    30,400
                                                      --------     --------     ---------     --------      -----------
Net investment (loss) income.......................     (2,901)       2,017        (8,622)       9,503          (30,400)
                                                      --------     --------     ---------     --------      -----------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested
Net realized (loss) gain from redemption of
  investment shares................................    (24,924)      25,195       (22,542)      18,156         (504,247)
                                                      --------     --------     ---------     --------      -----------
Net realized (loss) gain on investments............    (24,924)      25,195       (22,542)      18,156         (504,247)
                                                      --------     --------     ---------     --------      -----------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................    (58,740)      (7,171)     (512,195)      20,184       (4,107,799)
  End of period....................................     50,502      (91,952)     (815,909)     (39,017)      (5,253,107)
                                                      --------     --------     ---------     --------      -----------
Net unrealized appreciation (depreciation) of
  investments during the period....................    109,242      (84,781)     (303,714)     (59,201)      (1,145,308)
                                                      --------     --------     ---------     --------      -----------
Net realized and unrealized gain (loss) on
  investments......................................     84,318      (59,586)     (326,256)     (41,045)      (1,649,555)
                                                      --------     --------     ---------     --------      -----------
Net increase (decrease) in net assets resulting
  from operations..................................   $ 81,417     $(57,569)    $(334,878)    $(31,542)     $(1,679,955)
                                                      ========     ========     =========     ========      ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                      STRONG         STRONG                         AMERICAN         AMERICAN       AMERICAN
                                     MID-CAP       OPPORTUNITY     DREYFUS          CENTURY           CENTURY       CENTURY
                                  GROWTH FUND II     FUND II     APPRECIATION   VP INTERNATIONAL     VP ULTRA       VP VALUE
                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................
EXPENSES
Mortality and expense risks.....    $   5,007       $   5,515      $    17          $    16                         $    15
                                    ---------       ---------      -------          -------           -------       -------
Net investment loss.............       (5,007)         (5,515)         (17)             (16)                            (15)
                                    ---------       ---------      -------          -------           -------       -------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
Realized gain distributions
  reinvested Net realized loss
  from redemption of investment
  shares........................     (335,778)        (35,401)      (3,882)             (24)          $    (2)       (1,333)
                                    ---------       ---------      -------          -------           -------       -------
Net realized (loss) gain on
  investments...................     (335,778)        (35,401)      (3,882)             (24)               (2)       (1,333)
                                    ---------       ---------      -------          -------           -------       -------
Net unrealized depreciation of
  investments:
  Beginning of year.............     (419,161)       (108,546)
  End of period.................     (589,547)       (514,334)      (3,110)          (8,353)           (5,874)       (4,791)
                                    ---------       ---------      -------          -------           -------       -------
Net unrealized depreciation of
  investments during the
  period........................     (170,386)       (405,788)      (3,110)          (8,353)           (5,874)       (4,791)
                                    ---------       ---------      -------          -------           -------       -------
Net realized and unrealized loss
  on investments................     (506,164)       (441,189)      (6,992)          (8,377)           (5,876)       (6,124)
                                    ---------       ---------      -------          -------           -------       -------
Net decrease in net assets
  resulting from operations.....    $(511,171)      $(446,704)     $(7,009)         $(8,393)          $(5,876)      $(6,139)
                                    =========       =========      =======          =======           =======       =======

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Operations for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                                                OPPENHEIMER
                                                                                   OPPENHEIMER    OPPENHEIMER   MAIN STREET
                                          JANUS           JANUS         JANUS        CAPITAL        GLOBAL       GROWTH &
                                         CAPITAL      INTERNATIONAL     GLOBAL     APPRECIATION   SECURITIES      INCOME
                                       APPRECIATION      GROWTH       TECHNOLOGY     FUND V/A      FUND V/A      FUND V/A
                                        SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends............................    $    56         $   107
EXPENSES
Mortality and expense risks..........         11              17       $     2       $     35      $     47      $    145
                                         -------         -------       -------       --------      --------      --------
Net investment income (loss).........         45              90            (2)           (35)          (47)         (145)
                                         -------         -------       -------       --------      --------      --------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
Realized gain distributions
  reinvested
Net realized loss from redemption of
  investment shares..................        (21)            (51)         (205)          (110)         (107)      (10,783)
                                         -------         -------       -------       --------      --------      --------
Net realized (loss) gain on
  investments........................        (21)            (51)         (205)          (110)         (107)      (10,783)
                                         -------         -------       -------       --------      --------      --------
Net unrealized depreciation of
  investments:
  Beginning of year..................
  End of period......................     (4,133)         (8,301)       (8,622)        (9,910)      (12,290)       (8,293)
                                         -------         -------       -------       --------      --------      --------
Net unrealized depreciation of
  investments during the period......     (4,133)         (8,301)       (8,622)        (9,910)      (12,290)       (8,293)
                                         -------         -------       -------       --------      --------      --------
Net realized and unrealized loss on
  investments........................     (4,154)         (8,352)       (8,827)       (10,020)      (12,397)      (19,076)
                                         -------         -------       -------       --------      --------      --------
Net decrease in net assets resulting
  from operations....................    $(4,109)        $(8,262)      $(8,829)      $(10,055)     $(12,444)     $(19,221)
                                         =======         =======       =======       ========      ========      ========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                          **ALL PRO BROAD      MONEY                                 **MID CAP
                                              EQUITY          MARKET         BOND      **BALANCED     GROWTH      INTERNATIONAL
                                            SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)............    $    16,885     $    31,555   $  73,782    $  29,771    $   (20,215)   $   21,037
Net realized gain (loss) on
  investments...........................        298,945                      (7,643)     (53,458)      (262,038)     (138,714)
Net unrealized (depreciation)
  appreciation of investments during the
  period................................     (1,630,836)                     39,044     (137,376)    (1,005,583)     (442,313)
                                            -----------     -----------   ----------   ----------   -----------    ----------
Net (decrease) increase in net assets
  from operations.......................     (1,315,006)         31,555     105,183     (161,063)    (1,287,836)     (559,990)
                                            -----------     -----------   ----------   ----------   -----------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.............        541,066       4,408,577     238,478      136,216        528,230       506,510
Cost of insurance and administrative
  charges...............................       (280,088)       (656,391)    (99,716)    (100,289)      (253,675)     (194,759)
Surrenders and forfeitures..............        (83,060)       (311,487)    (25,966)     (19,555)       (74,882)     (103,564)
Net repayments (withdrawals) due to
  policy loans..........................            318        (162,829)    (12,570)      (5,980)       (23,254)      (21,537)
Transfers between investment
  portfolios............................       (124,194)     (2,452,559)     57,581      147,695         94,722       (28,193)
Withdrawals due to death benefits.......         (8,130)           (275)     (5,416)      (2,957)       (75,016)     (211,348)
                                            -----------     -----------   ----------   ----------   -----------    ----------
Net increase (decrease) in net assets
  derived from policy transactions......         45,912         825,036     152,391      155,130        196,125       (52,891)
                                            -----------     -----------   ----------   ----------   -----------    ----------
Capital contribution from (return of
  capital to) Providentmutual Life and
  Annuity Company of America............                         25,000                  (75,000)
                                            -----------     -----------   ----------   ----------   -----------    ----------
Total (decrease) increase in net
  assets................................     (1,269,094)        881,591     257,574      (80,933)    (1,091,711)     (612,881)
NET ASSETS
  Beginning of year.....................      4,594,371       6,092,662   1,802,260    1,283,250      4,278,605     3,622,397
                                            -----------     -----------   ----------   ----------   -----------    ----------
  End of period.........................    $ 3,325,277     $ 6,974,253   $2,059,834   $1,202,317   $ 3,186,894    $3,009,516
                                            ===========     ===========   ==========   ==========   ===========    ==========

**Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
  Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                   ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL   EQUITY 500
                                                    CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE        INDEX
                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) gain.......................   $  (11,076)     $    9,509      $   (9,493)     $   (6,386)    $   146,788
Net realized (loss) gain on investments..........     (243,771)          8,649        (464,868)        194,207        (707,130)
Net unrealized depreciation of investments during
  the period.....................................     (529,577)       (609,083)       (420,524)       (864,045)     (6,549,474)
                                                    ----------      ----------      ----------      ----------     -----------
Net decrease in net assets from operations.......     (784,424)       (590,925)       (894,885)       (676,224)     (7,109,816)
                                                    ----------      ----------      ----------      ----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums......................      513,232         651,906         413,486         649,359       4,373,857
Cost of insurance and administrative charges.....     (208,159)       (147,574)       (178,123)       (161,576)     (2,055,022)
Surrenders and forfeitures.......................      (85,285)        (30,706)        (51,897)        (33,630)       (362,606)
Net withdrawals due to policy loans..............       (1,699)           (530)         (1,629)         (4,434)        (42,272)
Transfers between investment portfolios..........      124,493         507,068          87,579         451,151        (448,651)
Transfers due to death benefits..................      (71,069)        (80,949)        (59,361)        (81,842)       (308,217)
                                                    ----------      ----------      ----------      ----------     -----------
Net increase in net assets derived from policy
  transactions...................................      271,513         899,215         210,055         819,028       1,157,089
                                                    ----------      ----------      ----------      ----------     -----------
Capital contribution from Providentmutual Life
  and Annuity Company of America.................                                                                       25,000
                                                    ----------      ----------      ----------      ----------     -----------
Total (decrease) increase in net assets..........     (512,911)        308,290        (684,830)        142,804      (5,927,727)
NET ASSETS
Beginning of year................................    2,383,890       2,004,565       2,079,178       2,208,078      23,906,375
                                                    ----------      ----------      ----------      ----------     -----------
End of period....................................   $1,870,979      $2,312,855      $1,394,348      $2,350,882     $17,978,648
                                                    ==========      ==========      ==========      ==========     ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                             FIDELITY
                                                                FIDELITY       FIDELITY        HIGH       FIDELITY
                                                              EQUITY-INCOME     GROWTH        INCOME      OVERSEAS
                                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................................   $   165,689    $   (51,554)  $ 192,177    $    16,518
Net realized gain (loss) on investments.....................        67,176       (435,223)   (302,140)      (376,346)
Net unrealized (depreciation) appreciation of investments
  during the period.........................................    (4,092,537)    (7,285,028)     24,598     (1,376,847)
                                                               -----------    -----------   ----------   -----------
Net decrease in net assets from operations..................    (3,859,672)    (7,771,805)    (85,365)    (1,736,675)
                                                               -----------    -----------   ----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................     2,162,600      3,262,019     398,072      1,033,301
Cost of insurance and administrative charges................      (897,052)    (1,496,717)   (175,398)      (404,802)
Surrenders and forfeitures..................................      (337,825)      (353,600)    (18,099)      (141,348)
Net withdrawals due to policy loans.........................       (55,491)       (53,956)    (17,431)       (15,820)
Transfers between investment portfolios.....................        (5,101)      (297,529)     78,707        (72,940)
Withdrawals due to death benefits...........................      (251,465)      (145,088)     (6,955)      (209,593)
                                                               -----------    -----------   ----------   -----------
Net increase in net assets derived from policy
  transactions..............................................       615,666        915,129     258,896        188,798
                                                               -----------    -----------   ----------   -----------
Total (decrease) increase in net assets.....................    (3,244,006)    (6,856,676)    173,531     (1,547,877)
NET ASSETS
  Beginning of year.........................................    15,077,375     21,550,684   1,827,493      7,193,488
                                                               -----------    -----------   ----------   -----------
  End of period.............................................   $11,833,369    $14,694,008   $2,001,024   $ 5,645,611
                                                               ===========    ===========   ==========   ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                        FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                         ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                        MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income................................  $ 136,558    $ 100,257    $    36,625     $   67,895     $      520
Net realized (loss) gain on investments..............   (129,691)      14,362        (90,371)         6,899        (96,384)
Net unrealized (depreciation) appreciation of
  investments during the period......................   (695,702)      97,967     (1,374,235)       (14,286)      (605,878)
                                                       ----------   ----------   -----------     ----------     ----------
Net (decrease) increase in net assets from
  operations.........................................   (688,835)     212,586     (1,427,981)        60,508       (701,742)
                                                       ----------   ----------   -----------     ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................    462,572      412,208      1,771,141        182,859        256,079
Cost of insurance and administrative charges.........   (265,827)    (224,578)      (851,768)       (75,463)      (137,713)
Surrenders and forfeitures...........................    (40,744)     (20,222)      (299,599)       (23,429)       (58,761)
Net repayments (withdrawals) due to policy loans.....      9,147      (28,058)       (20,179)       (16,411)       (14,329)
Transfers between investment portfolios..............     38,199      405,422       (272,302)        39,570           (323)
Withdrawals due to death benefits....................    (17,563)      (6,376)      (177,110)        (1,674)        (3,428)
                                                       ----------   ----------   -----------     ----------     ----------
Net increase in net assets derived from policy
  transactions.......................................    185,784      538,396        150,183        105,452         41,525
                                                       ----------   ----------   -----------     ----------     ----------
Return of capital to Providentmutual Life and Annuity
  Company of America.................................                                                              (50,000)
                                                       ----------   ----------   -----------     ----------     ----------
Total (decrease) increase in net assets..............   (503,051)     750,982     (1,277,798)       165,960       (710,217)
NET ASSETS
  Beginning of year..................................  4,275,992    2,864,061     12,627,863      1,546,702      2,412,826
                                                       ----------   ----------   -----------     ----------     ----------
  End of period......................................  $3,772,941   $3,615,043   $11,350,065     $1,712,662     $1,702,609
                                                       ==========   ==========   ===========     ==========     ==========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                   VAN ECK
                                                        VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                       WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                                          BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                                       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income.........................   $ (2,901)    $  2,017     $  (8,622)    $  9,503      $   (30,400)
Net realized (loss) gain on investments..............    (24,924)      25,195       (22,542)      18,156         (504,247)
Net unrealized appreciation (depreciation) of
  investments during the period......................    109,242      (84,781)     (303,714)     (59,201)      (1,145,308)
                                                        --------     --------     ----------    --------      -----------
Net increase (decrease) in net assets from
  operations.........................................     81,417      (57,569)     (334,878)     (31,542)      (1,679,955)
                                                        --------     --------     ----------    --------      -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................     59,191       74,797       424,294       85,139          981,033
Cost of insurance and administrative charges.........    (40,088)     (36,433)     (165,127)     (27,618)        (432,717)
Surrenders and forfeitures...........................    (12,730)     (16,549)      (56,835)      (7,629)         (58,401)
Net withdrawals due to policy loans..................     (1,213)      (1,168)       (5,115)         726          (18,682)
Transfers between investment portfolios..............    179,030       (6,809)      140,435      113,812             (229)
Withdrawals due to death benefits....................       (310)      (1,565)     (180,419)        (543)          (3,002)
                                                        --------     --------     ----------    --------      -----------
Net increase in net assets derived from policy
  transactions.......................................    183,880       12,273       157,233      163,887          468,002
                                                        --------     --------     ----------    --------      -----------
Total increase (decrease) in net assets..............    265,297      (45,296)     (177,645)     132,345       (1,211,953)
NET ASSETS
  Beginning of year..................................    519,483      613,873     2,241,666      355,492        5,169,534
                                                        --------     --------     ----------    --------      -----------
  End of period......................................   $784,780     $568,577     $2,064,021    $487,837      $ 3,957,581
                                                        ========     ========     ==========    ========      ===========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                         STRONG         STRONG                         AMERICAN        AMERICAN     AMERICAN
                                        MID-CAP       OPPORTUNITY     DREYFUS          CENTURY         CENTURY      CENTURY
                                     GROWTH FUND II     FUND II     APPRECIATION   VP INTERNATIONAL    VP ULTRA     VP VALUE
                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss................    $   (5,007)    $   (5,515)     $   (17)         $   (16)                     $   (15)
Net realized loss on investments...      (335,778)       (35,401)      (3,882)             (24)        $    (2)      (1,333)
Net unrealized depreciation of
  investments during the period....      (170,386)      (405,788)      (3,110)          (8,353)         (5,874)      (4,791)
                                       ----------     ----------      -------          -------         -------      -------
Net decrease in net assets from
  operations.......................      (511,171)      (446,704)      (7,009)          (8,393)         (5,876)      (6,139)
                                       ----------     ----------      -------          -------         -------      -------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Policyholders' net premiums........       284,652        411,344        3,038           15,823                        2,072
Cost of insurance and
  administrative charges...........      (103,553)       (69,502)        (206)            (210)             (7)        (700)
Surrenders and forfeitures.........       (22,788)        (6,649)
Net withdrawals due to policy
  loans............................          (261)        (4,107)
Transfers between investment
  portfolios.......................       (24,962)       256,279        4,502            3,210           2,310        9,200
Withdrawals due to death
  benefits.........................
                                       ----------     ----------      -------          -------         -------      -------
Net increase in net assets derived
  from policy transactions.........       133,088        587,365        7,334           18,823           2,303       10,572
                                       ----------     ----------      -------          -------         -------      -------
Capital contribution from
  Providentmutual Life and Annuity
  Company of America...............                       50,000       25,000           25,000          25,000       25,000
                                       ----------     ----------      -------          -------         -------      -------
Total (decrease) increase in net
  assets...........................      (378,083)       190,661       25,325           35,430          21,427       29,433
NET ASSETS
  Beginning of year................     1,217,637        851,681
                                       ----------     ----------      -------          -------         -------      -------
  End of period....................    $  839,554     $1,042,342      $25,325          $35,430         $21,427      $29,433
                                       ==========     ==========      =======          =======         =======      =======

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Unaudited Statements of Changes in Net Assets for the Nine Months Ended September 30, 2002

--------------------------------------------------------------------------------

                                                                                  OPPENHEIMER    OPPENHEIMER     OPPENHEIMER
                                         JANUS           JANUS         JANUS        CAPITAL        GLOBAL        MAIN STREET
                                        CAPITAL      INTERNATIONAL     GLOBAL     APPRECIATION   SECURITIES    GROWTH & INCOME
                                      APPRECIATION      GROWTH       TECHNOLOGY     FUND V/A      FUND V/A        FUND V/A
                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)........    $    45         $    90       $    (2)      $    (35)     $    (47)       $   (145)
Net realized loss on investments....        (21)            (51)         (205)          (110)         (107)        (10,783)
Net unrealized depreciation of
  investments during the period.....     (4,133)         (8,301)       (8,622)        (9,910)      (12,290)         (8,293)
                                        -------         -------       -------       --------      --------        --------
Net decrease in net assets from
  operations........................     (4,109)         (8,262)       (8,829)       (10,055)      (12,444)        (19,221)
                                        -------         -------       -------       --------      --------        --------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Policyholders' net premiums.........      2,518           3,746           217          8,137         2,200           4,509
Cost of insurance and administrative
  charges...........................       (372)           (473)          (52)          (862)         (977)         (2,244)
Surrenders and forfeitures..........
Net withdrawals due to policy
  loans.............................
Transfers between investment
  portfolios........................      8,691           9,650         8,051         26,918        40,501          50,636
Withdrawals due to death benefits...
                                        -------         -------       -------       --------      --------        --------
Net increase in net assets derived
  from policy transactions..........     10,837          12,923         8,216         34,193        41,724          52,901
                                        -------         -------       -------       --------      --------        --------
Capital contribution from
  Providentmutual Life and Annuity
  Company of America................     25,000          25,000        25,000         25,000        25,000          25,000
                                        -------         -------       -------       --------      --------        --------
Total increase in net assets........     31,728          29,661        24,387         49,138        54,280          58,680
NET ASSETS
  Beginning of year.................
                                        -------         -------       -------       --------      --------        --------
  End of period.....................    $31,728         $29,661       $24,387       $ 49,138      $ 54,280        $ 58,680
                                        =======         =======       =======       ========      ========        ========

See accompanying notes to unaudited financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements

--------------------------------------------------------------------------------

1. ORGANIZATION

The Providentmutual Variable Life Separate Account (Separate Account) was established by Providentmutual Life and Annuity Company of America ("PLACA") under the provisions of Delaware law and commenced operations on February 1, 1995. PLACA is a wholly-owned subsidiary of Provident Mutual Life Insurance Company. The Separate Account is an investment account to which assets are allocated to support the benefits payable under flexible premium adjustable variable life insurance policies (the Policies).

The policies are distributed principally through personal producing general agents and brokers.

PLACA has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of twenty-seven subaccounts: the All Pro Broad Equity (formerly the Growth Subaccount), Money Market, Bond, Balanced (formerly the Managed Subaccount), Mid Cap Growth (formerly the Aggressive Growth Subaccount), International, All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value and Equity 500 Index Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc.; the Fidelity Equity-Income, Fidelity Growth, Fidelity High Income and Fidelity Overseas Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager, Fidelity Investment Grade Bond and Fidelity Contrafund Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; Neuberger Berman Limited Maturity Bond and Neuberger Berman Partners Subaccounts invest in the corresponding portfolios of the Neuberger Berman Advisers Management Trust; the Van Eck Worldwide Bond, Van Eck Worldwide Hard Assets, Van Eck Worldwide Emerging Markets and Van Eck Worldwide Real Estate Subaccounts invest in the corresponding portfolios of the Van Eck Worldwide Insurance Trust; the Alger American Small Capitalization Subaccount invests in the corresponding portfolio of the Alger American Fund; the Strong Mid Cap Growth Fund II Subaccount invests in the corresponding portfolio of the Strong Variable Insurance Funds, Inc.; the Strong Opportunity Fund II Subaccount invests in the Strong Opportunity Fund II, Inc, the Dreyfus Appreciation Subaccount invests in the corresponding portfolio of the Dreyfus Variable Investment Fund; the American Century VP International, American Century VP Ultra and the American Century VP Value Subaccounts invest in the corresponding portfolios of the American Century Variable Portfolios, Inc.; the Janus Capital Appreciation, Janus International Growth and Janus Global Technology Subaccounts invest in the corresponding portfolios of the Janus Aspen Series Funds; and the Oppenheimer Capital Appreciation, Oppenheimer Global Securities and Oppenheimer Main Street Growth & Income Subaccounts invest in the corresponding portfolios of the Oppenheimer Variable Account Funds.

At the close of business on January 26, 2001, the assets of the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts were renamed the "All-Pro Broad Equity", "Balanced" and "Mid Cap Growth" Subaccounts, respectively.

Net premiums from in force policies are allocated to the Subaccounts in accordance with policyholder instructions and are recorded as variable life policy transactions in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies (Note 4). The Separate Account's assets are the property of PLACA.

Transfers between investment portfolios include transfers between the Subaccounts and the Guaranteed Account (not shown), which is part of PLACA's General Account.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

 Investment Valuation:

Investment shares are valued at the net asset values of the respective portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

 Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of PLACA. Under the provisions of the policies, PLACA has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

 Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions during the period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS

At September 30, 2002, the investments of the respective Subaccounts are as follows:

---------------------------------------------------------------------------------------------------
                                                               SHARES        COST       FAIR VALUE
---------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Portfolio**..........................    346,744    $5,724,379    $3,325,277
  Money Market Portfolio....................................  6,974,253    $6,974,253    $6,974,253
  Bond Portfolio............................................    184,738    $1,964,259    $2,059,834
  Balanced Portfolio**......................................     98,068    $1,525,157    $1,202,317
  Mid Cap Growth Portfolio**................................    221,774    $4,328,435    $3,186,894
  International Portfolio...................................    319,821    $4,119,525    $3,009,516
  All Pro Large Cap Growth Portfolio........................    300,801    $3,195,056    $1,870,979
  All Pro Large Cap Value Portfolio.........................    299,981    $2,874,648    $2,312,855
  All Pro Small Cap Growth Portfolio........................    190,745    $2,709,850    $1,394,348
  All Pro Small Cap Value Portfolio.........................    300,240    $2,914,523    $2,350,882
  Equity 500 Index Portfolio................................  3,121,293   $29,157,676   $17,978,648
Variable Insurance Products Fund:
  Equity-Income Portfolio...................................    712,854   $16,667,614   $11,833,369
  Growth Portfolio..........................................    669,431   $27,568,822   $14,694,003
  High Income Portfolio.....................................    361,849    $2,847,651    $2,001,024
  Overseas Portfolio........................................    533,612   $10,253,594    $5,645,611
Variable Insurance Products Fund II:
  Asset Manager Portfolio...................................    317,588    $5,069,395    $3,772,941
  Investment Grade Bond Portfolio...........................    271,196    $3,323,631    $3,615,043
  Contrafund Portfolio......................................    635,502   $14,779,865   $11,350,065
Neuberger Berman Advisers
  Management Trust:
  Limited Maturity Bond Portfolio...........................    128,193    $1,667,165    $1,712,662
  Partners Portfolio........................................    159,420    $2,674,274    $1,702,609
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Portfolio..........................     72,935      $734,278      $784,780
  Van Eck Worldwide Hard Assets Portfolio...................     59,350      $660,529      $568,577
  Van Eck Worldwide Emerging Markets Portfolio..............    289,079    $2,879,930    $2,064,021
  Van Eck Worldwide Real Estate Portfolio...................     48,253      $526,854      $487,837
Alger American Fund:
  Alger American Small Capitalization Portfolio.............    342,648    $9,210,688    $3,957,581
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.............................     86,463    $1,429,101      $839,554
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II................................     80,428    $1,556,676    $1,042,342
Dreyfus Variable Investment Fund:
  Appreciation Portfolio....................................        929       $28,435       $25,325
American Century Variable Portfolios, Inc.:
  VP International Portfolio................................      7,058       $43,783       $35,430
  VP Ultra Portfolio........................................      3,031       $27,301       $21,427
  VP Value Portfolio........................................      5,219       $34,224       $29,433
Janus Aspen Series:
  Capital Appreciation Portfolio............................      1,877       $35,861       $31,728
  International Growth Portfolio............................      1,793       $37,962       $29,661
  Global Technology Portfolio...............................     10,603       $33,009       $24,387
Oppenheimer Variable Account Funds:
  Capital Appreciation Fund VA..............................      1,986       $59,048       $49,138
  Global Securities Fund VA.................................      3,150       $66,570       $54,280
  Main Street Growth & Income Fund VA.......................      4,000       $66,973       $58,680

---------------
**Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
  Balanced and Mid Cap Growth Portfolios were known as the Market Street Fund Growth, Managed and Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the nine months ended September 30, 2002 transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                    MARKET STREET FUND
------------------------------------------------------------------------------------------------------------------
                                        **ALL PRO BROAD EQUITY PORTFOLIO   MONEY MARKET PORTFOLIO   BOND PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                      2002                          2002                 2002
------------------------------------------------------------------------------------------------------------------
Shares purchased......................                30,924                      4,804,261              52,160
Shares received from reinvestment of:
  Dividends...........................                 2,834                         71,974               7,869
  Capital gain distributions..........                35,218
                                                    --------                    -----------            --------
Total shares acquired.................                68,976                      4,876,235              60,029
Total shares redeemed.................               (29,753)                    (3,993,826)            (39,282)
                                                    --------                    -----------            --------
Net increase in shares owned..........                39,223                        882,409              20,747
Shares owned, beginning of year.......               307,521                      6,091,844             163,991
                                                    --------                    -----------            --------
Shares owned, end of year.............               346,744                      6,974,253             184,738
                                                    ========                    ===========            ========
Cost of shares acquired...............              $887,279                    $ 4,876,235            $646,798
                                                    ========                    ===========            ========
Cost of shares redeemed...............              $525,537                    $ 3,993,826            $428,268
                                                    ========                    ===========            ========

---------------
**Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity
  Portfolio was known as the Market Street Fund Growth Portfolio.
--------------------------------------------------------------------------------

                                                                    MARKET STREET FUND
-------------------------------------------------------------------------------------------------------------------
                                        **BALANCED PORTFOLIO   **MID CAP GROWTH PORTFOLIO   INTERNATIONAL PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                2002                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
Shares purchased......................          18,695                     53,834                    51,519
Shares received from reinvestment of:
  Dividends...........................           2,591                                                3,516
  Capital gain distributions..........                                      1,005
                                              --------                 ----------                  --------
Total shares acquired.................          21,286                     54,839                    55,035
Total shares redeemed.................         (13,271)                   (46,888)                  (58,642)
                                              --------                 ----------                  --------
Net increase (decrease) in shares
  owned...............................           8,015                      7,951                    (3,607)
Shares owned, beginning of year.......          90,053                    213,823                   323,428
                                              --------                 ----------                  --------
Shares owned, end of year.............          98,068                    221,774                   319,821
                                              ========                 ==========                  ========
Cost of shares acquired...............        $284,033                 $1,024,040                  $618,118
                                              ========                 ==========                  ========
Cost of shares redeemed...............        $227,590                 $1,110,168                  $788,686
                                              ========                 ==========                  ========

---------------
**Prior to January 29, 2001, the Market Street Fund Balanced and Market Street
  Fund Mid Cap Growth Portfolios were known as the Market Street Fund Managed and Market Street Fund Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                      MARKET STREET FUND
------------------------------------------------------------------------------------------------
                                                               ALL PRO     ALL PRO      ALL PRO
                                                              LARGE CAP   LARGE CAP    SMALL CAP
                                                               GROWTH       VALUE       GROWTH
------------------------------------------------------------------------------------------------
                                                                2002         2002        2002
------------------------------------------------------------------------------------------------
Shares purchased............................................    80,673      127,934      52,250
Shares received from reinvestment of:
  Dividends.................................................                  2,273
  Capital gain distributions................................
                                                              --------    ----------   --------
Total shares acquired.......................................    80,673      130,207      52,250
Total shares redeemed.......................................   (44,749)     (33,117)    (33,480)
                                                              --------    ----------   --------
Net increase in shares owned................................    35,924       97,090      18,770
Shares owned, beginning of year.............................   264,877      202,891     171,975
                                                              --------    ----------   --------
Shares owned, end of year...................................   300,801      299,981     190,745
                                                              ========    ==========   ========
Cost of shares acquired.....................................  $595,341    $1,216,528   $537,889
                                                              ========    ==========   ========
Cost of shares redeemed.....................................  $578,675    $ 299,155    $802,195
                                                              ========    ==========   ========

**Prior to January 29, 2001, the Market Street Fund Mid Cap Growth Portfolio was known as the Market Street Fund Aggressive Growth Portfolio.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                 MARKET STREET FUND
--------------------------------------------------------------------------------------
                                                               ALL PRO       EQUITY
                                                              SMALL CAP     500 INDEX
                                                                VALUE       PORTFOLIO
--------------------------------------------------------------------------------------
                                                                 2002         2002
--------------------------------------------------------------------------------------
Shares purchased............................................    151,368       399,160
Shares received from reinvestment of:
  Dividends.................................................        808        32,138
  Capital gain distributions................................     10,067
                                                              ----------   ----------
Total shares acquired.......................................    162,243       431,298
Total shares redeemed.......................................    (78,058)     (254,140)
                                                              ----------   ----------
Net increase in shares owned................................     84,185       177,158
Shares owned, beginning of year.............................    216,055     2,944,135
                                                              ----------   ----------
Shares owned, end of year...................................    300,240     3,121,293
                                                              ==========   ==========
Cost of shares acquired.....................................  $1,609,928   $3,163,147
                                                              ==========   ==========
Cost of shares redeemed.....................................  $ 603,079    $2,541,400
                                                              ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                  VARIABLE INSURANCE PRODUCTS FUND
------------------------------------------------------------------------------------------------------
                                                              EQUITY-INCOME     GROWTH     HIGH INCOME
                                                                PORTFOLIO     PORTFOLIO     PORTFOLIO
------------------------------------------------------------------------------------------------------
                                                                  2002           2002         2002
------------------------------------------------------------------------------------------------------
Shares purchased............................................       89,265         80,656      94,034
Shares received from reinvestment of:
  Dividends.................................................       11,515          1,426      35,660
  Capital gain distributions................................       15,673
                                                               ----------     ----------    --------
Total shares acquired.......................................      116,453         82,082     129,694
Total shares redeemed.......................................      (66,341)       (53,850)    (52,945)
                                                               ----------     ----------    --------
Net increase in shares owned................................       50,112         28,232      76,749
Shares owned, beginning of year.............................      662,742        641,199     285,100
                                                               ----------     ----------    --------
Shares owned, end of year...................................      712,854        669,431     361,849
                                                               ==========     ==========    ========
Cost of shares acquired.....................................   $2,425,382     $2,390,182    $749,342
                                                               ==========     ==========    ========
Cost of shares redeemed.....................................   $1,576,851     $1,961,835    $600,409
                                                               ==========     ==========    ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                              VARIABLE INSURANCE         VARIABLE INSURANCE
                                                                PRODUCTS FUND             PRODUCTS FUND II
---------------------------------------------------------------------------------------------------------------
                                                                                        ASSET        INVESTMENT
                                                                                       MANAGER       GRADE BOND
                                                              OVERSEAS PORTFOLIO      PORTFOLIO      PORTFOLIO
---------------------------------------------------------------------------------------------------------------
                                                                     2002               2002            2002
---------------------------------------------------------------------------------------------------------------
Shares purchased............................................          70,239            42,172          60,819
Shares received from reinvestment of:
  Dividends.................................................           4,048            11,627           9,246
  Capital gain distributions................................
                                                                  ----------          --------        --------
Total shares acquired.......................................          74,287            53,799          70,065
Total shares redeemed.......................................         (58,938)          (30,904)        (20,546)
                                                                  ----------          --------        --------
Net increase in shares owned................................          15,349            22,895          49,519
Shares owned, beginning of year.............................         518,263           294,693         221,677
                                                                  ----------          --------        --------
Shares owned, end of year...................................         533,612           317,588         271,196
                                                                  ==========          ========        ========
Cost of shares acquired.....................................      $  946,081          $722,961        $901,305
                                                                  ==========          ========        ========
Cost of shares redeemed.....................................      $1,117,111          $530,310        $248,290
                                                                  ==========          ========        ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                               VARIABLE INSURANCE         NEUBERGER BERMAN INVESTORS
                                                                PRODUCTS FUND II               MANAGEMENT TRUST
-----------------------------------------------------------------------------------------------------------------------
                                                                                        LIMITED MATURITY      PARTNERS
                                                              CONTRAFUND PORTFOLIO       BOND PORTFOLIO       PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
                                                                      2002                    2002              2002
-----------------------------------------------------------------------------------------------------------------------
Shares purchased............................................           71,548                 31,304            15,606
Shares received from reinvestment of:
  Dividends.................................................            5,205                  5,872               773
  Capital gain distributions
                                                                   ----------               --------          --------
Total shares acquired.......................................           76,753                 37,176            16,379
Total shares redeemed.......................................          (68,567)               (23,809)          (16,749)
                                                                   ----------               --------          --------
Net increase in shares owned................................            8,186                 13,367              (370)
Shares owned, beginning of year.............................          627,316                114,826           159,790
                                                                   ----------               --------          --------
Shares owned, end of year...................................          635,502                128,193           159,420
                                                                   ==========               ========          ========
Cost of shares acquired.....................................       $1,500,318               $484,961          $229,291
                                                                   ==========               ========          ========
Cost of shares redeemed.....................................       $1,403,881               $304,715          $333,630
                                                                   ==========               ========          ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                                   VAN ECK
                                                                          WORLDWIDE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------------
                                                                                  VAN ECK          VAN ECK
                                                                 VAN ECK         WORLDWIDE        WORLDWIDE
                                                              WORLDWIDE BOND    HARD ASSETS    EMERGING MARKETS
                                                                PORTFOLIO        PORTFOLIO        PORTFOLIO
---------------------------------------------------------------------------------------------------------------
                                                                   2002            2002              2002
---------------------------------------------------------------------------------------------------------------
Shares purchased............................................       41,558          20,508            82,858
Shares received from reinvestment of:
  Dividends.................................................                          502               509
  Capital gain distributions................................
                                                                 --------        --------          --------
Total shares acquired.......................................       41,558          21,010            83,367
Total shares redeemed.......................................      (23,770)        (19,085)          (69,677)
                                                                 --------        --------          --------
Net increase in shares owned................................       17,788           1,925            13,690
Shares owned, beginning of year.............................       55,147          57,425           275,389
                                                                 --------        --------          --------
Shares owned, end of year...................................       72,935          59,350           289,079
                                                                 ========        ========          ========
Cost of shares acquired.....................................     $425,248        $233,439          $724,467
                                                                 ========        ========          ========
Cost of shares redeemed.....................................     $269,193        $193,954          $598,398
                                                                 ========        ========          ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                              VAN ECK WORLDWIDE
                                                               INSURANCE TRUST       ALGER AMERICAN FUND
---------------------------------------------------------------------------------------------------------
                                                              VAN ECK WORLDWIDE      ALGER AMERICAN SMALL
                                                                 REAL ESTATE            CAPITALIZATION
                                                                  PORTFOLIO               PORTFOLIO
---------------------------------------------------------------------------------------------------------
                                                                    2002                     2002
---------------------------------------------------------------------------------------------------------
Shares purchased............................................        28,113                   50,986
Shares received from reinvestment of:
  Dividends.................................................         1,107
  Capital gain distributions................................
                                                                  --------                 --------
Total shares acquired.......................................        29,220                   50,986
Total shares redeemed.......................................       (13,671)                 (20,697)
                                                                  --------                 --------
Net increase in shares owned................................        15,549                   30,289
Shares owned, beginning of year.............................        32,704                  312,359
                                                                  --------                 --------
Shares owned, end of year...................................        48,253                  342,648
                                                                  ========                 ========
Cost of shares acquired.....................................      $325,296                 $730,272
                                                                  ========                 ========
Cost of shares redeemed.....................................      $133,750                 $796,917
                                                                  ========                 ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                 STRONG VARIABLE         STRONG OPPORTUNITY
                                                              INSURANCE FUNDS, INC.        FUND II, INC.
-----------------------------------------------------------------------------------------------------------
                                                                 STRONG MID CAP          STRONG OPPORTUNITY
                                                                 GROWTH FUND II               FUND II
-----------------------------------------------------------------------------------------------------------
                                                                      2002                      2002
-----------------------------------------------------------------------------------------------------------
Shares purchased............................................          30,592                    41,116
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                                    --------                  --------
Total shares acquired.......................................          30,592                    41,116
Total shares redeemed.......................................         (18,466)                   (4,476)
                                                                    --------                  --------
Net increase in shares owned................................          12,126                    36,640
Shares owned, beginning of year.............................          74,337                    43,788
                                                                    --------                  --------
Shares owned, end of year...................................          86,463                    80,428
                                                                    ========                  ========
Cost of shares acquired.....................................        $391,099                  $704,088
                                                                    ========                  ========
Cost of shares redeemed.....................................        $598,796                  $107,639
                                                                    ========                  ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                         DREYFUS VARIABLE            AMERICAN CENTURY VARIABLE
                                                         INVESTMENT FUND                  PORTFOLIOS, INC.
-----------------------------------------------------------------------------------------------------------------------
                                                           APPRECIATION      VP INTERNATIONAL    VP ULTRA     VP VALUE
                                                            PORTFOLIO           PORTFOLIO        PORTFOLIO    PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------
                                                               2002                2002            2002         2002
-----------------------------------------------------------------------------------------------------------------------
Shares purchased.......................................        1,676               7,083            3,032        6,497
Shares received from reinvestment of:
  Dividends............................................
  Capital gain distributions...........................
                                                             -------             -------          -------      -------
Total shares acquired..................................        1,676               7,083            3,032        6,497
Total shares redeemed..................................         (747)                (25)              (1)      (1,278)
                                                             -------             -------          -------      -------
Net increase in shares owned...........................          929               7,058            3,031        5,219
Shares owned, beginning of year........................
                                                             -------             -------          -------      -------
Shares owned, end of year..............................          929               7,058            3,031        5,219
                                                             =======             =======          =======      =======
Cost of shares acquired................................      $54,049             $43,944          $27,310      $43,200
                                                             =======             =======          =======      =======
Cost of shares redeemed................................      $25,614             $   161          $     9      $ 8,976
                                                             =======             =======          =======      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                      JANUS ASPEN SERIES                 OPPENHEIMER VARIABLE ACCOUNT FUNDS
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        GLOBAL     MAIN STREET
                                             CAPITAL      INTERNATIONAL     GLOBAL       CAPITAL      SECURITIES    GROWTH &
                                           APPRECIATION      GROWTH       TECHNOLOGY   APPRECIATION      FUND        INCOME
                                            PORTFOLIO       PORTFOLIO     PORTFOLIO      FUND V/A        V/A        FUND V/A
------------------------------------------------------------------------------------------------------------------------------
                                               2002           2002           2002          2002          2002         2002
------------------------------------------------------------------------------------------------------------------------------
Shares purchased.........................      1,965           1,801        10,840         2,003         3,175         8,472
Shares received from reinvestment of:
  Dividends..............................          3               5
  Capital gain distributions.............
                                             -------         -------       -------       -------       -------      --------
Total shares acquired....................      1,968           1,806        10,840         2,003         3,175         8,472
Total shares redeemed....................        (91)            (13)         (237)          (17)          (25)       (4,472)
                                             -------         -------       -------       -------       -------      --------
Net increase in shares owned.............      1,877           1,793        10,603         1,986         3,150         4,000
Shares owned, beginning of year..........
                                             -------         -------       -------       -------       -------      --------
Shares owned, end of year................      1,877           1,793        10,603         1,986         3,150         4,000
                                             =======         =======       =======       =======       =======      ========
Cost of shares acquired..................    $37,645         $38,259       $33,804       $59,604       $67,140      $145,701
                                             =======         =======       =======       =======       =======      ========
Cost of shares redeemed..................    $ 1,784         $   297       $   795       $   556       $   570      $ 78,728
                                             =======         =======       =======       =======       =======      ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the period ended September 30, 2002 the unit activity and unit values were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                               OPTIONS VL
                                                                                  2002
----------------------------------------------------------------------------------------------------------------------
                                                                       NET (DECREASE)/
                                                      UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                   BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
----------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................       6,906.42             (65.37)        6,841.05        $291.69
                                                                                           =========        =======
  Money Market Subaccount........................       9,886.53            (616.02)        9,270.51        $272.17
                                                                                           =========        =======
  Bond Subaccount................................       3,231.84            (341.12)        2,890.72        $332.13
                                                                                           =========        =======
  Managed Subaccount.............................       1,921.77             (98.24)        1,823.53        $320.15
                                                                                           =========        =======
  Aggressive Growth Subaccount...................       5,095.83            (226.51)        4,869.32        $374.95
                                                                                           =========        =======
  International Subaccount.......................       6,858.15            (609.20)        6,248.95        $280.52
                                                                                           =========        =======
  All Pro Large Cap Growth Subaccount............       5,999.61            (569.66)        5,429.95        $125.92
                                                                                           =========        =======
  All Pro Large Cap Value Subaccount.............       3,155.20             480.17         3,635.37        $155.62
                                                                                           =========        =======
  All Pro Small Cap Growth Subaccount............       3,168.36            (368.67)        2,799.69        $146.77
                                                                                           =========        =======
  All Pro Small Cap Value Subaccount.............       4,836.60             640.54         5,477.14        $161.77
                                                                                           =========        =======
  Equity 500 Index Subaccount....................      24,460.50            (232.28)       24,228.22        $366.17
                                                                                           =========        =======
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................             --                 --               --             --
                                                                                           =========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................      21,106.36          (1,014.75)       20,091.61        $344.08
                                                                                           =========        =======
  Growth Subaccount..............................      22,399.31            (808.35)       21,590.96        $342.05
                                                                                           =========        =======
  High Income Subaccount.........................       4,880.15               5.00         4,885.15        $208.20
                                                                                           =========        =======
  Overseas Subaccount............................      13,099.53            (768.87)       12,330.66        $216.62
                                                                                           =========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................       6,123.81             343.21         6,467.02        $310.22
                                                                                           =========        =======
  Investment Grade Bond Subaccount...............       3,467.44             325.41         3,792.85        $345.44
                                                                                           =========        =======
  Contrafund Subaccount..........................      17,163.02          (1,078.30)       16,084.72        $316.93
                                                                                           =========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       2,035.96             215.90         2,251.86        $298.08
                                                                                           =========        =======
  Partners Subaccount............................       7,927.11             (92.19)        7,834.92        $135.85
                                                                                           =========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount..............       1,779.96              43.03         1,822.99        $266.55
                                                                                           =========        =======
  Van Eck Worldwide Hard Assets Subaccount.......       1,552.27              10.16         1,562.43        $203.11
                                                                                           =========        =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................       8,165.90            (389.17)        7,776.73        $128.62
                                                                                           =========        =======
  Van Eck Worldwide Real Estate Subaccount.......         777.43              74.72           852.15        $196.26
                                                                                           =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


----------------------------------------------------------------------------------------------------------------------
                                                                               OPTIONS VL
                                                                                  2002
----------------------------------------------------------------------------------------------------------------------
                                                                       NET (DECREASE)/
                                                      UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                   BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
----------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................      13,748.89             313.42        14,062.31        $118.26
                                                                                           =========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................       2,389.90             (62.00)        2,327.90        $ 67.98
                                                                                           =========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................       1,133.45             662.79         1,796.24        $126.07
                                                                                           =========        =======
American Century
  VP International...............................             --               3.79             3.79        $156.69
                                                                                           =========        =======
  VP Ultra.......................................             --                 --               --             --
                                                                                           =========        =======
  VP Value.......................................             --              42.52            42.52        $161.39
                                                                                           =========        =======
Oppenheimer
  Capital Appreciation...........................             --              81.00            81.00        $148.90
                                                                                           =========        =======
  Global Securities..............................             --             137.84           137.84        $151.79
                                                                                           =========        =======
  Main St Growth & Inc...........................             --             179.35           179.35        $156.72
                                                                                           =========        =======
Dreyfus
  Appreciation...................................             --                 --               --             --
                                                                                           =========        =======
Janus
  Capital Appreciation...........................             --               3.86             3.86        $172.34
                                                                                           =========        =======
  International Growth...........................             --              34.37            34.37        $149.50
                                                                                           =========        =======
  Global Technology..............................             --               8.52             8.52        $136.13
                                                                                           =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


----------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS VL
                                                                                  2002
----------------------------------------------------------------------------------------------------------------------
                                                                       NET (DECREASE)/
                                                      UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                   BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
----------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount..............................       1,532.83             138.38         1,671.21        $291.69
                                                                                           =========        =======
  Money Market Subaccount........................         994.98             507.93         1,502.91        $272.17
                                                                                           =========        =======
  Bond Subaccount................................       1,401.71             161.60         1,563.31        $332.13
                                                                                           =========        =======
  Managed Subaccount.............................         710.43             (30.23)          680.20        $320.15
                                                                                           =========        =======
  Aggressive Growth Subaccount...................       1,009.91              41.09         1,051.00        $374.95
                                                                                           =========        =======
  International Subaccount.......................       2,164.08             (79.46)        2,084.62        $280.52
                                                                                           =========        =======
  All Pro Large Cap Growth Subaccount............       1,275.42             862.55         2,137.97        $125.92
                                                                                           =========        =======
  All Pro Large Cap Value Subaccount.............         406.26             724.59         1,130.85        $155.62
                                                                                           =========        =======
  All Pro Small Cap Growth Subaccount............         635.91              28.75           664.66        $146.77
                                                                                           =========        =======
  All Pro Small Cap Value Subaccount.............         938.79             175.51         1,114.30        $161.77
                                                                                           =========        =======
  Equity 500 Index Subaccount....................       6,298.86             387.85         6,686.71        $366.17
                                                                                           =========        =======
The Stripped ("Zero") U.S. Treasury Securities
  Fund, Provident Mutual Series A:
  2006 Series....................................             --                 --               --             --
                                                                                           =========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.......................       3,437.01             179.47         3,616.48        $344.08
                                                                                           =========        =======
  Growth Subaccount..............................       4,074.72             (63.92)        4,010.80        $342.05
                                                                                           =========        =======
  High Income Subaccount.........................       1,889.05             232.15         2,121.20        $208.20
                                                                                           =========        =======
  Overseas Subaccount............................       3,466.01            (375.49)        3,090.52        $216.62
                                                                                           =========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.......................         705.31              49.33           754.64        $310.22
                                                                                           =========        =======
  Investment Grade Bond Subaccount...............       2,293.55             142.45         2,436.00        $345.44
                                                                                           =========        =======
  Contrafund Subaccount..........................       4,658.56            (195.33)        4,463.23        $316.93
                                                                                           =========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount...............       1,806.89              67.12         1,874.01        $298.08
                                                                                           =========        =======
  Partners Subaccount............................       2,491.37              53.50         2,544.87        $135.85
                                                                                           =========        =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount..............         112.83             330.52           443.35        $266.55
                                                                                           =========        =======
  Van Eck Worldwide Hard Assets Subaccount.......         477.86              17.82           495.68        $203.11
                                                                                           =========        =======
  Van Eck Worldwide Emerging Markets
    Subaccount...................................         861.24               5.15           866.39        $128.62
                                                                                           =========        =======
  Van Eck Worldwide Real Estate Subaccount.......          93.86              15.16           109.02        $196.26
                                                                                           =========        =======
Alger American Fund:
  Alger American Small Capitalization
    Subaccount...................................       5,294.76              (5.46)        5,289.30        $118.26
                                                                                           =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


----------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS VL
                                                                                  2002
----------------------------------------------------------------------------------------------------------------------
                                                                       NET (DECREASE)/
                                                      UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                   BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
----------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II..................       1,134.96              78.12         1,213.08        $ 67.98
                                                                                           =========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II.....................         267.62              (9.97)          257.65        $126.07
                                                                                           =========        =======
American Century
  VP International...............................             --                 --               --             --
                                                                                           =========        =======
  VP Ultra.......................................             --                 --               --             --
                                                                                           =========        =======
  VP Value.......................................             --                 --               --             --
                                                                                           =========        =======
Oppenheimer
  Capital Appreciation...........................             --                 --               --             --
                                                                                           =========        =======
  Global Securities..............................             --              32.37            32.37        $151.79
                                                                                           =========        =======
  Main St Growth & Inc...........................             --                 --               --             --
                                                                                           =========        =======
Dreyfus
  Appreciation...................................             --                 --               --             --
                                                                                           =========        =======
Janus
  Capital Appreciation...........................             --                 --               --             --
                                                                                           =========        =======
  International Growth...........................             --                 --               --             --
                                                                                           =========        =======
  Global Technology..............................             --                 --               --             --
                                                                                           =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................       4,303.41              16.45         4,319.86        $183.12
                                                                                             ==========        =======
  Money Market Subaccount...........................      19,575.56           5,928.45        25,504.01        $150.32
                                                                                             ==========        =======
  Bond Subaccount...................................       1,269.06             296.74         1,565.80        $199.56
                                                                                             ==========        =======
  Managed Subaccount................................         805.73             852.06         1,657.79        $203.62
                                                                                             ==========        =======
  Aggressive Growth Subaccount......................       2,910.77             615.03         3,525.80        $238.47
                                                                                             ==========        =======
  International Subaccount..........................       2,968.27             770.59         3,738.86        $162.73
                                                                                             ==========        =======
  All Pro Large Cap Growth Subaccount...............      10,566.58           2,900.16        13,466.74        $ 62.68
                                                                                             ==========        =======
  All Pro Large Cap Value Subaccount................      12,590.98           7,032.78        19,623.76        $ 77.47
                                                                                             ==========        =======
  All Pro Small Cap Growth Subaccount...............       8,783.19           2,384.23        11,167.42        $ 73.06
                                                                                             ==========        =======
  All Pro Small Cap Value Subaccount................       9,791.90           5,281.29        15,073.19        $ 80.53
                                                                                             ==========        =======
  Equity 500 Index Subaccount.......................      27,339.25           3,644.34        30,983.59        $195.22
                                                                                             ==========        =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A:
  2006 Series.......................................             --                 --               --             --
                                                                                             ==========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................      14,264.97           3,643.45        17,908.42        $192.33
                                                                                             ==========        =======
  Growth Subaccount.................................      24,471.02           5,218.17        29,689.19        $176.05
                                                                                             ==========        =======
  High Income Subaccount............................       2,854.86           1,884.24         4,739.10        $103.58
                                                                                             ==========        =======
  Overseas Subaccount...............................      18,192.61           3,728.67        21,921.28        $ 98.79
                                                                                             ==========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................       9,179.54             249.38         9,428.92        $156.28
                                                                                             ==========        =======
  Investment Grade Bond Subaccount..................       5,732.34           2,139.49         7,871.83        $172.91
                                                                                             ==========        =======
  Contrafund Subaccount.............................      26,118.83           2,759.75        28,878.58        $157.45
                                                                                             ==========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................       2,791.62             (28.55)        2,763.07        $150.80
                                                                                             ==========        =======
  Partners Subaccount...............................       3,271.22             550.33         3,821.55        $ 67.63
                                                                                             ==========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount.................         361.36             614.00           975.36        $135.63
                                                                                             ==========        =======
  Van Eck Worldwide Hard Assets Subaccount..........       1,057.28              53.78         1,111.06        $ 92.79
                                                                                             ==========        =======
  Van Eck Worldwide Emerging Markets Subaccount.....      11,966.44           2,178.46        14,144.90        $ 63.90
                                                                                             ==========        =======
  Van Eck Worldwide Real Estate Subaccount..........       1,361.98           1,068.89         2,430.87        $ 97.70
                                                                                             ==========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                                OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount....      20,836.22           5,376.84        26,213.06        $ 58.75
                                                                                             ==========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.....................       9,628.49           3,179.99        12,808.48        $ 33.91
                                                                                             ==========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II........................       5,777.35           5,139.55        10,916.90        $ 62.88
                                                                                             ==========        =======
American Century
    VP International................................             --             195.05           195.05        $ 78.31
                                                                                             ==========        =======
    VP Ultra........................................             --              27.41            27.41        $ 77.70
                                                                                             ==========        =======
    VP Value........................................             --              30.87            30.87        $ 80.66
                                                                                             ==========        =======
Oppenheimer
    Capital Appreciation............................             --             249.99           249.99        $ 74.42
                                                                                             ==========        =======
    Global Securities...............................             --             124.82           124.82        $ 75.86
                                                                                             ==========        =======
    Main St Growth & Inc............................             --             141.92           141.92        $ 78.33
                                                                                             ==========        =======
Dreyfus
    Appreciation....................................             --              69.30            69.30        $ 79.77
                                                                                             ==========        =======
Janus
    Capital Appreciation............................             --             111.10           111.10        $ 86.13
                                                                                             ==========        =======
    International Growth............................             --              78.32            78.32        $ 74.72
                                                                                             ==========        =======
    Global Technology...............................             --              89.83            89.83        $ 68.03
                                                                                             ==========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount.................................          84.52             15.12             99.64        $183.12
                                                                                              =========        =======
  Money Market Subaccount...........................       1,381.74           (240.39)         1,141.35        $150.32
                                                                                              =========        =======
  Bond Subaccount...................................         366.48            768.41          1,134.89        $199.56
                                                                                              =========        =======
  Managed Subaccount................................         105.57             42.86            148.43        $203.62
                                                                                              =========        =======
  Aggressive Growth Subaccount......................         142.70            160.58            303.28        $238.47
                                                                                              =========        =======
  International Subaccount..........................          89.01             99.02            188.03        $162.73
                                                                                              =========        =======
  All Pro Large Cap Growth Subaccount...............         409.34            212.12            621.46        $ 62.68
                                                                                              =========        =======
  All Pro Large Cap Value Subaccount................         302.33             97.33            399.66        $ 77.47
                                                                                              =========        =======
  All Pro Small Cap Growth Subaccount...............         473.78            268.16            741.94        $ 73.06
                                                                                              =========        =======
  All Pro Small Cap Value Subaccount................         233.24            340.25            573.49        $ 80.53
                                                                                              =========        =======
  Equity 500 Index Subaccount.......................       2,302.69            701.85          3,004.54        $195.22
                                                                                              =========        =======
The Stripped ("Zero") U.S. Treasury Securities Fund,
  Provident Mutual Series A: 2006 Series............             --                --                --             --
                                                                                              =========        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount..........................         822.10            172.73            994.83        $192.33
                                                                                              =========        =======
  Growth Subaccount.................................       3,670.44            231.99          3,902.43        $176.05
                                                                                              =========        =======
  High Income Subaccount............................         218.53             24.38            242.91        $103.58
                                                                                              =========        =======
  Overseas Subaccount...............................         868.84            282.85          1,151.69        $ 98.79
                                                                                              =========        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount..........................         181.90            (29.00)           152.90        $156.28
                                                                                              =========        =======
  Investment Grade Bond Subaccount..................         203.16            138.12            341.28        $172.91
                                                                                              =========        =======
  Contrafund Subaccount.............................       1,106.49            519.70          1,626.19        $157.45
                                                                                              =========        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount..................          52.82            186.48            239.30        $150.80
                                                                                              =========        =======
  Partners Subaccount...............................           0.00              0.00              0.00        $ 67.63
                                                                                              =========        =======
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Subaccount.................          17.02             83.40            100.42        $135.63
                                                                                              =========        =======
  Van Eck Worldwide Hard Assets Subaccount..........          89.47             63.78            153.25        $ 92.79
                                                                                              =========        =======
  Van Eck Worldwide Emerging Markets Subaccount.....         339.55            228.45            568.00        $ 63.90
                                                                                              =========        =======
  Van Eck Worldwide Real Estate Subaccount..........         106.43            271.31            377.74        $ 97.70
                                                                                              =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


-------------------------------------------------------------------------------------------------------------------------
                                                                           SURVIVOR OPTIONS PREMIER
                                                                                     2002
-------------------------------------------------------------------------------------------------------------------------
                                                                          NET (DECREASE)/
                                                         UNITS OWNED        INCREASE IN      UNITS OWNED     UNIT VALUE
                                                      BEGINNING OF YEAR     UNITS OWNED     END OF PERIOD   END OF PERIOD
-------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount....       1,678.55            349.82          2,028.37        $ 58.75
                                                                                              =========        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.....................       4,247.74            367.70          4,615.44        $ 33.91
                                                                                              =========        =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II........................         163.68            456.04            619.72        $ 62.88
                                                                                              =========        =======
American Century
    VP International................................             --                --                --             --
                                                                                              =========        =======
    VP Ultra........................................             --                --                --             --
                                                                                              =========        =======
    VP Value........................................             --                --                --             --
                                                                                              =========        =======
Oppenheimer
    Capital Appreciation............................             --                --                --             --
                                                                                              =========        =======
    Global Securities...............................             --                --                --             --
                                                                                              =========        =======
    Main St Growth & Inc............................             --                --                --             --
                                                                                              =========        =======
Dreyfus
    Appreciation....................................             --                --                --             --
                                                                                              =========        =======
Janus Capital Appreciation..........................             --                --                --             --
                                                                                              =========        =======
    International Growth............................             --                --                --             --
                                                                                              =========        =======
    Global Technology...............................             --                --                --             --
                                                                                              =========        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Unaudited Financial Statements

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS

PLACA makes certain deductions from premiums before amounts are allocated to each Subaccount selected by the policyholder. The deductions may include (1) state premium taxes, (2) sales charges and (3) Federal tax charges. Premiums adjusted for these deductions are recorded as net premiums in the statement of changes in net assets. See original policy documents for specific charges assessed.

In addition to the aforementioned charges, a daily charge will be deducted from the Separate Account for mortality and expense risks assumed by PLACA. The charge is deducted at an annual rate of 0.65% -- 0.75% of the average daily net assets of the Separate Account. This charge may be increased on a prospective basis, but in no event will it be greater than 0.90% of the average daily net assets of the Separate Account.

The Separate Account is also charged monthly by PLACA for the cost of insurance protection. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured's attained age. Additional monthly deductions may be made for (1) administrative charges, (2) minimum death benefit charges, (3) first year policy charges and (4) supplementary charges. See original policy documents for additional monthly charges. These charges are included in the statements of changes in net assets.

During any given policy year, the first twelve transfers by a policyholder of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered or lapses within the first 10-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge are assessed. A deferred sales charge will be imposed if a policy is surrendered or lapses at any time within 10-15 years after the effective date of an increase in face amount. A portion of the deferred sales charge will be deducted if the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges are recorded as administrative charges in the statements of changes in net assets.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Report of Independent Accountants

--------------------------------------------------------------------------------

To the Policyholders and
  Board of Directors of
Providentmutual Life and
  Annuity Company of America:

In our opinion, the accompanying statements of assets and liabilities of the Providentmutual Variable Life Separate Account (comprising twenty-seven subaccounts, hereafter collectively referred to as the "Separate Account") and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Separate Account at December 31, 2001, the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Separate Account; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
January 18, 2002

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                            ALL PRO        MONEY                                 MID CAP
                                          BROAD EQUITY     MARKET        BOND       BALANCED      GROWTH     INTERNATIONAL
                                           SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund,
  Inc., at fair value:
  All Pro Broad Equity Portfolio........   $4,594,371
  Money Market Portfolio................                 $6,091,844
  Bond Portfolio........................                              $1,802,260
  Balanced Portfolio....................                                           $1,283,250
  Mid Cap Growth Portfolio..............                                                        $4,278,605
  International Portfolio...............                                                                      $3,622,397
Dividends receivable....................                     7,546
                                           ----------    ----------   ----------   ----------   ----------    ----------
Total Assets............................    4,594,371    6,099,390    1,802,260    1,283,250    4,278,605      3,622,397
                                           ----------    ----------   ----------   ----------   ----------    ----------
LIABILITIES
Payable to Providentmutual Life and
  Annuity Company of America............                     6,728
                                           ----------    ----------   ----------   ----------   ----------    ----------
NET ASSETS..............................   $4,594,371    $6,092,662   $1,802,260   $1,283,250   $4,278,605    $3,622,397
                                           ==========    ==========   ==========   ==========   ==========    ==========
Held for the benefit of policyholders...   $4,531,383    $6,081,105   $1,763,530   $1,167,683   $4,170,211    $3,583,438
Attributable to Providentmutual Life and
  Annuity Company of America............       62,988       11,557       38,730      115,567      108,394         38,959
                                           ----------    ----------   ----------   ----------   ----------    ----------
                                           $4,594,371    $6,092,662   $1,802,260   $1,283,250   $4,278,605    $3,622,397
                                           ==========    ==========   ==========   ==========   ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL   EQUITY 500
                                                 CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE        INDEX
                                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Market Street Fund, Inc., at
  fair value:
  All Pro Large Cap Growth Portfolio..........   $2,383,890
  All Pro Large Cap Value Portfolio...........                   $2,004,565
  All Pro Small Cap Growth Portfolio..........                                   $2,079,178
  All Pro Small Cap Value Portfolio...........                                                   $2,208,078
  Equity 500 Index Portfolio..................                                                                  $23,906,375
                                                 ----------      ----------      ----------      ----------     -----------
NET ASSETS....................................   $2,383,890      $2,004,565      $2,079,178      $2,208,078     $23,906,375
                                                 ==========      ==========      ==========      ==========     ===========
Held for the benefit of policyholders.........   $2,332,993      $1,978,439      $2,052,911      $2,175,385     $23,878,456
Attributable to Providentmutual Life and
  Annuity Company of America..................       50,897          26,126          26,267          32,693          27,919
                                                 ----------      ----------      ----------      ----------     -----------
                                                 $2,383,890      $2,004,565      $2,079,178      $2,208,078     $23,906,375
                                                 ==========      ==========      ==========      ==========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                               FIDELITY                    FIDELITY
                                                                EQUITY-      FIDELITY        HIGH       FIDELITY
                                                                INCOME        GROWTH        INCOME      OVERSEAS
                                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund, at fair
  value:
  Equity-Income Portfolio...................................  $15,077,375
  Growth Portfolio..........................................                $21,550,684
  High Income Portfolio.....................................                              $1,827,493
  Overseas Portfolio........................................                                           $7,193,488
                                                              -----------   -----------   ----------   ----------
NET ASSETS..................................................  $15,077,375   $21,550,684   $1,827,493   $7,193,488
                                                              ===========   ===========   ==========   ==========
Held for the benefit of policyholders.......................  $15,021,508   $21,514,971   $1,799,960   $7,153,712
Attributable to Providentmutual Life and Annuity Company of
  America...................................................       55,867        35,713      27,533        39,776
                                                              -----------   -----------   ----------   ----------
                                                              $15,077,375   $21,550,684   $1,827,493   $7,193,488
                                                              ===========   ===========   ==========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                        FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                         ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                        MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Variable Insurance Products Fund
  II, at fair value:
  Asset Manager Portfolio............................  $4,275,992
  Investment Grade Bond Portfolio....................               $2,864,061
  Contrafund Portfolio...............................                            $12,627,863
Investment in the Neuberger Berman Advisers
  Management Trust, at fair value:
  Limited Maturity Bond Portfolio....................                                            $1,546,702
  Partners Portfolio.................................                                                           $2,412,826
                                                       ----------   ----------   -----------     ----------     ----------
NET ASSETS...........................................  $4,275,992   $2,864,061   $12,627,863     $1,546,702     $2,412,826
                                                       ==========   ==========   ===========     ==========     ==========
Held for the benefit of policyholders................  $4,233,077   $2,823,916   $12,588,703     $1,517,962     $2,314,291
Attributable to Providentmutual Life and Annuity
  Company of America.................................     42,915       40,145         39,160         28,740         98,535
                                                       ----------   ----------   -----------     ----------     ----------
                                                       $4,275,992   $2,864,061   $12,627,863     $1,546,702     $2,412,826
                                                       ==========   ==========   ===========     ==========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                                                     VAN ECK      VAN ECK         ALGER
                                                          VAN ECK       VAN ECK     WORLDWIDE    WORLDWIDE       AMERICAN
                                                         WORLDWIDE     WORLDWIDE     EMERGING       REAL          SMALL
                                                            BOND      HARD ASSETS    MARKETS       ESTATE     CAPITALIZATION
                                                         SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in the Van Eck Worldwide Insurance Trust, at
  fair value:
  Van Eck Worldwide Bond Portfolio.....................   $519,483
  Van Eck Worldwide Hard Assets Portfolio..............                $613,873
  Van Eck Worldwide Emerging Markets Portfolio.........                             $2,241,666
  Van Eck Worldwide Real Estate Portfolio..............                                           $355,492
Investment in the Alger American Fund, at fair value:
  Alger American Small Capitalization Portfolio........                                                         $5,169,534
                                                          --------     --------     ----------    --------      ----------
NET ASSETS.............................................   $519,483     $613,873     $2,241,666    $355,492      $5,169,534
                                                          ========     ========     ==========    ========      ==========
Held for the benefit of policyholders..................   $489,038     $576,966     $2,227,759    $329,632      $5,144,351
Attributable to Providentmutual Life and
  Annuity Company of America...........................     30,445       36,907        13,907       25,860          25,183
                                                          --------     --------     ----------    --------      ----------
                                                          $519,483     $613,873     $2,241,666    $355,492      $5,169,534
                                                          ========     ========     ==========    ========      ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG         STRONG
                                                                 MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II     FUND II
                                                                SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------
ASSETS
  Investment in the Strong Variable Insurance Funds, Inc.,
    at fair value:
    Strong Mid Cap Growth Fund II...........................    $1,217,637
  Investment in the Strong Opportunity Fund II, Inc., at
    fair value:
    Strong Opportunity Fund II..............................                    $851,681
                                                                ----------      --------
NET ASSETS..................................................    $1,217,637      $851,681
                                                                ==========      ========
Held for the benefit of policyholders.......................    $1,204,299      $827,198
Attributable to Providentmutual Life and Annuity Company of
  America...................................................        13,338        24,483
                                                                ----------      --------
                                                                $1,217,637      $851,681
                                                                ==========      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                             **ALL PRO
                                               BROAD        MONEY                                **MID CAP
                                              EQUITY        MARKET        BOND      **BALANCED     GROWTH     INTERNATIONAL
                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.................................  $   111,289    $195,609     $82,257     $  46,065    $ 529,821      $ 141,770
EXPENSES
Mortality and expense risks...............       30,298      56,640       9,806         7,873       27,513         25,144
                                            -----------    --------     -------     ---------    ---------      ---------
Net investment income.....................       80,991     138,969      72,451        38,192      502,308        116,626
                                            -----------    --------     -------     ---------    ---------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested....      392,326                                65,208      388,383        216,501
Net realized loss from redemption of
  investment shares.......................      (65,411)                 (7,643)      (29,096)     (68,110)       (59,848)
                                            -----------    --------     -------     ---------    ---------      ---------
Net realized gain (loss) on investments...      326,915                  (7,643)       36,112      320,273        156,653
                                            -----------    --------     -------     ---------    ---------      ---------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year.......................      289,263                  25,055        (7,808)     839,141         87,680
  End of year.............................     (768,266)                 56,531      (185,464)    (135,958)      (667,696)
                                            -----------    --------     -------     ---------    ---------      ---------
Net unrealized (depreciation) appreciation
  of investments during the year..........   (1,057,529)                 31,476      (177,656)    (975,099)      (755,376)
                                            -----------    --------     -------     ---------    ---------      ---------
Net realized and unrealized (losses) gains
  on investments..........................     (730,614)                 23,833      (141,544)    (654,826)      (598,723)
                                            -----------    --------     -------     ---------    ---------      ---------
Net (decrease) increase in net assets
  resulting from operations...............  $  (649,623)   $138,969     $96,284     $(103,352)   $(152,518)     $(482,097)
                                            ===========    ========     =======     =========    =========      =========

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                         ALL PRO       ALL PRO      ALL PRO      ALL PRO
                                                        LARGE CAP     LARGE CAP    SMALL CAP    SMALL CAP    EQUITY 500
                                                          GROWTH        VALUE        GROWTH       VALUE         INDEX
                                                        SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.............................................  $   1,166     $  9,570                   $  6,683    $   272,830
EXPENSES
Mortality and expense risks...........................     16,794       11,509     $  16,745       12,293        167,259
                                                        ---------     --------     ---------     --------    -----------
Net investment (loss) income..........................    (15,628)      (1,939)      (16,745)      (5,610)       105,571
                                                        ---------     --------     ---------     --------    -----------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON INVESTMENTS
Realized gain distributions reinvested................
Net realized (loss) gain from redemption of investment
  shares..............................................   (127,505)     (13,369)     (213,048)      84,538       (312,788)
                                                        ---------     --------     ---------     --------    -----------
Net realized (loss) gain on investments...............   (127,505)     (13,369)     (213,048)      84,538       (312,788)
                                                        ---------     --------     ---------     --------    -----------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year...................................   (368,274)      49,093      (759,606)     177,910     (1,670,117)
  End of year.........................................   (794,500)      47,290      (894,978)     300,404     (4,629,554)
                                                        ---------     --------     ---------     --------    -----------
Net unrealized (depreciation) appreciation of
  investments during the year.........................   (426,226)      (1,803)     (135,372)     122,494     (2,959,437)
                                                        ---------     --------     ---------     --------    -----------
Net realized and unrealized (losses) gains on
  investments.........................................   (553,731)     (15,172)     (348,420)     207,032     (3,272,225)
                                                        ---------     --------     ---------     --------    -----------
Net (decrease) increase in net assets resulting from
  operations..........................................  $(569,359)    $(17,111)    $(365,165)    $201,422    $(3,166,654)
                                                        =========     ========     =========     ========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                               FIDELITY                    FIDELITY
                                                                EQUITY-      FIDELITY        HIGH       FIDELITY
                                                                INCOME        GROWTH        INCOME      OVERSEAS
                                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
  Dividends.................................................  $   243,592   $    15,858   $ 241,299    $   373,291
EXPENSES
  Mortality and expense risks...............................      102,095       149,415      13,471         52,580
                                                              -----------   -----------   ---------    -----------
      Net investment income (loss)..........................      141,497      (133,557)    227,828        320,711
                                                              -----------   -----------   ---------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................      684,378     1,490,626                    590,040
Net realized (loss) gain from redemption of investment
  shares....................................................      (10,900)      170,734    (332,516)      (221,286)
                                                              -----------   -----------   ---------    -----------
Net realized gain (loss) on investments.....................      673,478     1,661,360    (332,516)       368,754
                                                              -----------   -----------   ---------    -----------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................      910,140       202,172    (708,452)      (747,487)
  End of year...............................................     (741,708)   (5,589,791)   (871,225)    (3,231,136)
                                                              -----------   -----------   ---------    -----------
Net unrealized depreciation of investments during the
  year......................................................   (1,651,848)   (5,791,963)   (162,773)    (2,483,649)
                                                              -----------   -----------   ---------    -----------
      Net realized and unrealized loss on investments.......     (978,370)   (4,130,603)   (495,289)    (2,114,895)
                                                              -----------   -----------   ---------    -----------
      Net decrease in net assets resulting from
        operations..........................................  $  (836,873)  $(4,264,160)  $(267,461)   $(1,794,184)
                                                              ===========   ===========   =========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                     FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                      ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                     MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                                    ----------   ----------   -----------   --------------   ----------
-----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.........................................  $ 174,101     $112,979    $    94,123      $ 71,196      $   8,954
EXPENSES
Mortality and expense risks.......................     32,861       17,168         88,861        10,651         15,540
                                                    ---------     --------    -----------      --------      ---------
Net investment income (loss)......................    141,240       95,811          5,262        60,545         (6,586)
                                                    ---------     --------    -----------      --------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested............     65,288                     332,198                       85,064
Net realized (loss) gain from redemption of
  investment shares...............................    (68,568)       8,104         50,897        (7,841)      (107,957)
                                                    ---------     --------    -----------      --------      ---------
Net realized (loss) gain on investments...........     (3,280)       8,104        383,095        (7,841)       (22,893)
                                                    ---------     --------    -----------      --------      ---------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year...............................   (252,965)     133,983         20,419         1,398       (312,329)
  End of year.....................................   (600,752)     193,445     (2,055,565)       59,783       (365,787)
                                                    ---------     --------    -----------      --------      ---------
Net unrealized (depreciation) appreciation of
  investments during the year.....................   (347,787)      59,462     (2,075,984)       58,385        (53,458)
                                                    ---------     --------    -----------      --------      ---------
Net realized and unrealized (loss) gain on
  investments.....................................   (351,067)      67,566     (1,692,889)       50,544        (76,351)
                                                    ---------     --------    -----------      --------      ---------
Net (decrease) increase in net assets resulting
  from operations.................................  $(209,827)    $163,377    $(1,687,627)     $111,089      $ (82,937)
                                                    =========     ========    ===========      ========      =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                                 VAN ECK
                                                      VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                                        BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................   $ 21,338     $  7,455                    $ 8,150      $     2,477
EXPENSES
Mortality and expense risks........................      3,352        4,744     $  15,582        2,420           35,040
                                                      --------     --------     ---------      -------      -----------
Net investment income (loss).......................     17,986        2,711       (15,582)       5,730          (32,563)
                                                      --------     --------     ---------      -------      -----------
NET REALIZED AND UNREALIZED (LOSS) GAIN ON
  INVESTMENTS
Realized gain distributions reinvested.............
Net realized (loss) gain from redemption of
  investment shares................................    (21,592)       7,234       (25,915)       9,715         (700,738)
                                                      --------     --------     ---------      -------      -----------
Net realized (loss) gain on investments............    (21,592)       7,234       (25,915)       9,715         (700,738)
                                                      --------     --------     ---------      -------      -----------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................    (33,383)      83,034      (505,563)      27,123       (3,002,121)
  End of year......................................    (58,740)      (7,171)     (512,195)      20,184       (4,107,799)
                                                      --------     --------     ---------      -------      -----------
Net unrealized depreciation of investments during
  the year.........................................    (25,357)     (90,205)       (6,632)      (6,939)      (1,105,678)
                                                      --------     --------     ---------      -------      -----------
Net realized and unrealized (loss) gain on
  investments......................................    (46,949)     (82,971)      (32,547)       2,776       (1,806,416)
                                                      --------     --------     ---------      -------      -----------
Net (decrease) increase in net assets resulting
  from operations..................................   $(28,963)    $(80,260)    $ (48,129)     $ 8,506      $(1,838,979)
                                                      ========     ========     =========      =======      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG          STRONG
                                                                 MID-CAP        OPPORTUNITY
                                                              GROWTH FUND II      FUND II
                                                                SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................                     $   3,344
EXPENSES
Mortality and expense risks.................................    $   6,626            3,462
                                                                ---------        ---------
Net investment (loss).......................................       (6,626)            (118)
                                                                ---------        ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................                       133,002
Net realized loss from redemption of investment shares......     (128,713)         (39,435)
                                                                ---------        ---------
Net realized (loss) gain on investments.....................     (128,713)          93,567
                                                                ---------        ---------
Net unrealized depreciation of investments:
  Beginning of year.........................................     (242,896)         (16,691)
  End of year...............................................     (419,161)        (108,546)
                                                                ---------        ---------
Net unrealized depreciation of investments during the
  year......................................................     (176,265)         (91,855)
                                                                ---------        ---------
Net realized and unrealized (loss) gain on investments......     (304,978)           1,712
                                                                ---------        ---------
Net (decrease) increase in net assets resulting from
  operations................................................    $(311,604)       $   1,594
                                                                =========        =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                           MONEY                                AGGRESSIVE
                                              GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.................................   $ 54,801     $343,166     $ 77,936     $ 37,226     $ 66,568      $  84,657
EXPENSES
Mortality and expense risks...............     28,965       39,067        8,344        7,127       19,558         22,742
                                             --------     --------     --------     --------     --------      ---------
Net investment income.....................     25,836      304,099       69,592       30,099       47,010         61,915
                                             --------     --------     --------     --------     --------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested....    244,745                                 56,539      139,218        335,837
Net realized (loss) gain from redemption
  of investment shares....................     (5,890)                  (37,655)      (7,200)      81,633         13,989
                                             --------     --------     --------     --------     --------      ---------
Net realized gain (loss) on investments...    238,855                   (37,655)      49,339      220,851        349,826
                                             --------     --------     --------     --------     --------      ---------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year.......................    158,461                   (44,027)     (24,425)     190,731        606,265
  End of year.............................    289,263                    25,055       (7,808)     839,141         87,680
                                             --------     --------     --------     --------     --------      ---------
Net unrealized appreciation (depreciation)
  of investments during the year..........    130,802                    69,082       16,617      648,410       (518,585)
                                             --------     --------     --------     --------     --------      ---------
Net realized and unrealized gains (losses)
  on investments..........................    369,657                    31,427       65,956      869,261       (168,759)
                                             --------     --------     --------     --------     --------      ---------
Net increase (decrease) in net assets
  resulting from operations...............   $395,493     $304,099     $101,019     $ 96,055     $916,271      $(106,844)
                                             ========     ========     ========     ========     ========      =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                       ALL PRO       ALL PRO       ALL PRO      ALL PRO
                                                      LARGE CAP     LARGE CAP     SMALL CAP    SMALL CAP     EQUITY 500
                                                        GROWTH        VALUE        GROWTH        VALUE         INDEX
                                                      SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT**
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...........................................  $  39,462     $  4,451     $    27,486    $  1,888
EXPENSES
Mortality and expense risks.........................     16,138        5,243          16,197       6,234    $   162,104
                                                      ---------     --------     -----------    --------    -----------
Net investment income (loss)........................     23,324         (792)         11,289      (4,346)      (162,104)
                                                      ---------     --------     -----------    --------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested..............     30,689                        4,705
Net realized gain (loss) from redemption of
  investment shares.................................     22,185      (14,249)        198,198      11,521      3,972,479
                                                      ---------     --------     -----------    --------    -----------
Net realized gain (loss) on investments.............     52,874      (14,249)        202,903      11,521      3,972,479
                                                      ---------     --------     -----------    --------    -----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year.................................    224,085       (5,174)        372,314      (5,515)     4,625,801
  End of year.......................................   (368,274)      49,093        (759,606)    177,910     (1,670,117)
                                                      ---------     --------     -----------    --------    -----------
Net unrealized (depreciation) appreciation of
  investments during the year.......................   (592,359)      54,267      (1,131,920)    183,425     (6,295,918)
                                                      ---------     --------     -----------    --------    -----------
Net realized and unrealized (losses) gains on
  investments.......................................   (539,485)      40,018        (929,017)    194,946     (2,323,439)
                                                      ---------     --------     -----------    --------    -----------
Net (decrease) increase in net assets resulting from
  operations........................................  $(516,161)    $ 39,226     $  (917,728)   $190,600    $(2,485,543)
                                                      =========     ========     ===========    ========    ===========

See accompanying notes to financial statements

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                               FIDELITY                   FIDELITY
                                                               EQUITY-      FIDELITY        HIGH       FIDELITY
                                                                INCOME       GROWTH        INCOME      OVERSEAS
                                                              SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................  $ 209,985    $    21,570   $ 156,588    $    96,553
EXPENSES
Mortality and expense risks.................................     88,279        149,131      14,384         53,167
                                                              ----------   -----------   ---------    -----------
Net investment income (loss)................................    121,706       (127,561)    142,204         43,386
                                                              ----------   -----------   ---------    -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................    791,108      2,146,210                    608,023
Net realized gain (loss) from redemption of investment
  shares....................................................    310,023        623,450    (144,288)       100,112
                                                              ----------   -----------   ---------    -----------
Net realized gain (loss) on investments.....................  1,101,131      2,769,660    (144,288)       708,135
                                                              ----------   -----------   ---------    -----------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................    997,899      5,885,573    (156,577)     1,733,389
  End of year...............................................    910,140        202,172    (708,452)      (747,487)
                                                              ----------   -----------   ---------    -----------
Net unrealized depreciation of investments during the
  year......................................................    (87,759)    (5,683,401)   (551,875)    (2,480,876)
                                                              ----------   -----------   ---------    -----------
Net realized and unrealized gain (loss) on investments......  1,013,372     (2,913,741)   (696,163)    (1,772,741)
                                                              ----------   -----------   ---------    -----------
Net increase (decrease) in net assets resulting from
  operations................................................  $1,135,078   $(3,041,302)  $(553,959)   $(1,729,355)
                                                              ==========   ===========   =========    ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                   FIDELITY
                                                      FIDELITY    INVESTMENT                   NEUBERGER      NEUBERGER
                                                       ASSET        GRADE       FIDELITY     BERMAN LIMITED     BERMAN
                                                      MANAGER        BOND      CONTRAFUND    MATURITY BOND     PARTNERS
                                                     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................  $ 103,572     $113,406    $    36,461      $ 76,096      $  19,014
EXPENSES
Mortality and expense risks........................     25,495       12,420         81,916         7,243         11,997
                                                     ---------     --------    -----------      --------      ---------
Net investment income (loss).......................     78,077      100,986        (45,455)       68,853          7,017
                                                     ---------     --------    -----------      --------      ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.............    244,008                   1,323,533                      404,363
Net realized (loss) gain from redemption of
  investment shares................................     18,109      (78,508)       176,590       (22,759)      (115,992)
                                                     ---------     --------    -----------      --------      ---------
Net realized (loss) gain on investments............    262,117      (78,508)     1,500,123       (22,759)       288,371
                                                     ---------     --------    -----------      --------      ---------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................    284,627      (26,628)     2,405,959       (14,450)       (17,944)
  End of year......................................   (252,965)     133,983         20,419         1,398       (312,329)
                                                     ---------     --------    -----------      --------      ---------
Net unrealized appreciation (depreciation) of
  investments during the year......................   (537,592)     160,611     (2,385,540)       15,848       (294,385)
                                                     ---------     --------    -----------      --------      ---------
Net realized and unrealized gain (loss) on
  investments......................................   (275,475)      82,103       (885,417)       (6,911)        (6,014)
                                                     ---------     --------    -----------      --------      ---------
Net increase (decrease) in net assets resulting
  from operations..................................  $(197,398)    $183,089    $  (930,872)     $ 61,942      $   1,003
                                                     =========     ========    ===========      ========      =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                                  VAN ECK
                                                      VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                     WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                        BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..........................................   $ 23,544     $  6,905                     $ 3,404
EXPENSES
Mortality and expense risks........................      3,087        4,372     $    16,073       1,464      $    42,546
                                                      --------     --------     -----------     -------      -----------
Net investment income (loss).......................     20,457        2,533         (16,073)      1,940          (42,546)
                                                      --------     --------     -----------     -------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Realized gain distributions reinvested.............                                                            2,381,919
Net realized (loss) gain from redemption of
  investment shares................................     (9,393)     (59,995)         22,240       3,194         (182,496)
                                                      --------     --------     -----------     -------      -----------
Net realized (loss) gain on investments............     (9,393)     (59,995)         22,240       3,194        2,199,423
                                                      --------     --------     -----------     -------      -----------
Net unrealized (depreciation) appreciation of
  investments:
  Beginning of year................................    (29,178)     (35,662)        775,273      (7,346)       1,355,653
  End of year......................................    (33,383)      83,034        (505,563)     27,123       (3,002,121)
                                                      --------     --------     -----------     -------      -----------
Net unrealized (depreciation) appreciation of
  investments during the year......................     (4,205)     118,696      (1,280,836)     34,469       (4,357,774)
                                                      --------     --------     -----------     -------      -----------
Net realized and unrealized (loss) gain on
  investments......................................    (13,598)      58,701      (1,258,596)     37,663       (2,158,351)
                                                      --------     --------     -----------     -------      -----------
Net increase (decrease) in net assets resulting
  from operations..................................   $  6,859     $ 61,234     $(1,274,669)    $39,603      $(2,200,897)
                                                      ========     ========     ===========     =======      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                  STRONG          STRONG
                                                                 MID-CAP        OPPORTUNITY
                                                              GROWTH FUND II      FUND II
                                                                SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................                     $    400
EXPENSES
Mortality and expense risks.................................    $   1,040             359
                                                                ---------        --------
Net investment (loss) income................................       (1,040)             41
                                                                ---------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain distributions reinvested......................       55,241          20,617
Net realized loss from redemption of investment shares......         (164)         (1,581)
                                                                ---------        --------
Net realized gain on investments............................       55,077          19,036
                                                                ---------        --------
Net unrealized depreciation of investments:
  Beginning of year
  End of year...............................................     (242,896)        (16,691)
                                                                ---------        --------
Net unrealized depreciation of investments during the
  year......................................................     (242,896)        (16,691)
                                                                ---------        --------
Net realized and unrealized (loss) gain on investments......     (187,819)          2,345
                                                                ---------        --------
Net (decrease) increase in net assets resulting from
  operations................................................    $(188,859)       $  2,386
                                                                =========        ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                                MONEY                                AGGRESSIVE
                                                   GROWTH       MARKET        BOND       MANAGED       GROWTH     INTERNATIONAL
                                                 SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends......................................   $  9,498     $281,219     $ 17,985     $  4,783     $  9,548      $ 23,987
EXPENSES
Mortality and expense risks....................     21,440       38,521        8,454        5,758       12,145        16,572
                                                  --------     --------     --------     --------     --------      --------
Net investment (loss) income...................    (11,942)     242,698        9,531         (975)      (2,597)        7,415
                                                  --------     --------     --------     --------     --------      --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested.........     55,482                    14,131       32,620      236,787       123,072
Net realized gain (loss) from redemption of
  investment shares............................     51,110                    (4,307)      12,101       10,420        25,236
                                                  --------     --------     --------     --------     --------      --------
Net realized gain on investments...............    106,592                     9,824       44,721      247,207       148,308
                                                  --------     --------     --------     --------     --------      --------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year............................    197,030                    26,571       38,577      133,217        65,845
  End of year..................................    158,461                   (44,027)     (24,425)     190,731       606,265
                                                  --------     --------     --------     --------     --------      --------
Net unrealized (depreciation) appreciation of
  investments during the year..................    (38,569)                  (70,598)     (63,002)      57,514       540,420
                                                  --------     --------     --------     --------     --------      --------
Net realized and unrealized gains (losses) on
  investments..................................     68,023                   (60,774)     (18,281)     304,721       688,728
                                                  --------     --------     --------     --------     --------      --------
Net increase (decrease) in net assets resulting
  from operations..............................   $ 56,081     $242,698     $(51,243)    $(19,256)    $302,124      $696,143
                                                  ========     ========     ========     ========     ========      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                               ALL PRO      ALL PRO      ALL PRO      ALL PRO
                                                              LARGE CAP    LARGE CAP    SMALL CAP    SMALL CAP
                                                                GROWTH       VALUE        GROWTH       VALUE
                                                              SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...................................................   $     54     $  1,599                  $    594
EXPENSES
Mortality and expense risks.................................      6,892        2,211     $  2,993        2,592
                                                               --------     --------     --------     --------
Net investment loss.........................................     (6,838)        (612)      (2,993)      (1,998)
                                                               --------     --------     --------     --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested......................
Net realized gain from redemption of investment shares......     59,937       21,529       96,011        2,248
                                                               --------     --------     --------     --------
Net realized gain on investments............................     59,937       21,529       96,011        2,248
                                                               --------     --------     --------     --------
Net unrealized appreciation (depreciation) of investments:
  Beginning of year.........................................     31,368       21,256       49,117       22,620
  End of year...............................................    224,085       (5,174)     372,314       (5,515)
                                                               --------     --------     --------     --------
Net unrealized appreciation (depreciation) of investments
  during the year...........................................    192,717      (26,430)     323,197      (28,135)
                                                               --------     --------     --------     --------
Net realized and unrealized gains (losses) on investments...    252,654       (4,901)     419,208      (25,887)
                                                               --------     --------     --------     --------
Net increase (decrease) in net assets resulting from
  operations................................................   $245,816     $ (5,513)    $416,215     $(27,885)
                                                               ========     ========     ========     ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                   FIDELITY                  FIDELITY                  FIDELITY
                                                   EQUITY-      FIDELITY       HIGH       FIDELITY      ASSET       FIDELITY
                                                    INCOME       GROWTH       INCOME      OVERSEAS     MANAGER     INDEX 500
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends.......................................  $ 148,010    $  20,603    $ 184,305    $  54,422     $ 79,081    $  132,241
EXPENSES
Mortality and expense risks.....................     73,008       91,540       14,505       29,448       18,061       106,942
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net investment income (loss)....................     75,002      (70,937)     169,800       24,974       61,020        25,299
                                                  ----------   ----------   ---------    ----------    --------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested..........    327,180    1,295,428        6,890       87,778      100,169        89,735
Net realized gain (loss) from redemption of
  investment shares.............................    244,315      278,673      (27,226)     134,635       21,574       575,621
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net realized gain (loss) on investments.........    571,495    1,574,101      (20,336)     222,413      121,743       665,356
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net unrealized appreciation (depreciation) of
  investments:
  Beginning of year.............................  1,077,750    2,627,782     (159,189)     120,843      174,522     2,218,476
  End of year...................................    997,899    5,885,573     (156,577)   1,733,389      284,627     4,625,801
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net unrealized (depreciation) appreciation of
  investments during the year...................    (79,851)   3,257,791        2,612    1,612,546      110,105     2,407,325
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net realized and unrealized gain (loss) on
  investments...................................    491,644    4,831,892      (17,724)   1,834,959      231,848     3,072,681
                                                  ----------   ----------   ---------    ----------    --------    ----------
Net increase in net assets resulting from
  operations....................................  $ 566,646    $4,760,955   $ 152,076    $1,859,933    $292,868    $3,097,980
                                                  ==========   ==========   =========    ==========    ========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                              FIDELITY                    NEUBERGER    NEUBERGER      NEUBERGER      NEUBERGER
                                             INVESTMENT     FIDELITY        BERMAN       BERMAN     BERMAN LIMITED     BERMAN
                                             GRADE BOND   CONTRAFUND(R)    BALANCED      GROWTH     MATURITY BOND     PARTNERS
                                             SUBACCOUNT    SUBACCOUNT     SUBACCOUNT   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..................................   $ 50,917     $   28,227      $  9,406    $ 107,676       $ 51,545       $  4,019
EXPENSES
Mortality and expense risks................      9,846         48,329         1,113        4,103          6,265          8,634
                                              --------     ----------      --------    ---------       --------       --------
Net investment income (loss)...............     41,071        (20,102)        8,293      103,573         45,280         (4,615)
                                              --------     ----------      --------    ---------       --------       --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested.....     15,974        206,999        13,935                                      6,990
Net realized gain (loss) from redemption of
  investment shares........................        790        173,375       (16,493)    (112,803)       (17,023)        30,465
                                              --------     ----------      --------    ---------       --------       --------
Net realized gain (loss) on investments....     16,764        380,374        (2,558)    (112,803)       (17,023)        37,455
                                              --------     ----------      --------    ---------       --------       --------
Net unrealized appreciation (depreciation)
  of investments:
  Beginning of year........................     55,564      1,044,526        12,499       32,289          5,385         18,863
  End of year..............................    (26,628)     2,405,959                                   (14,450)       (17,944)
                                              --------     ----------      --------    ---------       --------       --------
Net unrealized (depreciation) appreciation
  of investments during the year...........    (82,192)     1,361,433       (12,499)     (32,289)       (19,835)       (36,807)
                                              --------     ----------      --------    ---------       --------       --------
Net realized and unrealized (loss) gain on
  investments..............................    (65,428)     1,741,807       (15,057)    (145,092)       (36,858)           648
                                              --------     ----------      --------    ---------       --------       --------
Net (decrease) increase in net assets
  resulting from operations................   $(24,357)    $1,721,705      $ (6,764)   $ (41,519)      $  8,422       $ (3,967)
                                              ========     ==========      ========    =========       ========       ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                               AMERICAN                                 VAN ECK
                                              CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                               CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                             APPRECIATION      BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                              SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends..................................                  $ 26,734     $   4,868                  $  1,545
EXPENSES
Mortality and expense risks................    $  1,619         3,260         2,665    $   8,384          597       $   25,644
                                               --------      --------     ---------    ----------    --------       ----------
Net investment (loss) income...............      (1,619)       23,474         2,203       (8,384)         948          (25,644)
                                               --------      --------     ---------    ----------    --------       ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
Realized gain distributions reinvested.....                    11,945                                                  446,274
Net realized gain (loss) from redemption of
  investment shares........................      11,508        11,290       (29,183)    (146,766)       1,132           61,846
                                               --------      --------     ---------    ----------    --------       ----------
Net realized gain (loss) on investments....      11,508        23,235       (29,183)    (146,766)       1,132          508,120
                                               --------      --------     ---------    ----------    --------       ----------
Net unrealized (depreciation) appreciation
  of investments:
  Beginning of year........................     (51,652)       65,524      (137,564)    (424,268)       3,621          164,065
  End of year..............................                   (29,178)      (35,662)     775,273       (7,346)       1,355,653
                                               --------      --------     ---------    ----------    --------       ----------
Net unrealized appreciation (depreciation)
  of investments during the year...........      51,652       (94,702)      101,902    1,199,541      (10,967)       1,191,588
                                               --------      --------     ---------    ----------    --------       ----------
Net realized and unrealized gain (loss) on
  investments..............................      63,160       (71,467)       72,719    1,052,775       (9,835)       1,699,708
                                               --------      --------     ---------    ----------    --------       ----------
Net increase (decrease) in net assets
  resulting from operations................    $ 61,541      $(47,993)    $  74,922    $1,044,391    $ (8,887)      $1,674,064
                                               ========      ========     =========    ==========    ========       ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                        ALL PRO BROAD      MONEY                                    MID CAP
                                           EQUITY         MARKET         BOND        BALANCED        GROWTH      INTERNATIONAL
                                        SUBACCOUNT**    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT**   SUBACCOUNT**    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income.................   $    80,991    $   138,969   $  72,451     $   38,192     $  502,308     $  116,626
Net realized gain (loss) on
  investments.........................       326,915                     (7,643)        36,112        320,273        156,653
Net unrealized (depreciation)
  appreciation of investments during
  the year............................    (1,057,529)                    31,476       (177,656)      (975,099)      (755,376)
                                         -----------    -----------   ----------    ----------     ----------     ----------
Net (decrease) increase in net assets
  from operations.....................      (649,623)       138,969      96,284       (103,352)      (152,518)      (482,097)
                                         -----------    -----------   ----------    ----------     ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...........       712,083      9,313,284     193,115        185,871        770,941        587,365
Cost of insurance and administrative
  charges.............................      (372,552)      (819,637)   (106,800)      (129,282)      (303,651)      (238,637)
Surrenders and forfeitures............       (69,539)      (745,868)    (42,791)        (4,613)       (51,942)       (43,568)
Net (withdrawals) repayments due to
  policy loans........................       (56,817)       (55,046)     11,685         (3,266)       (14,971)             9
Transfers between investment
  portfolios..........................       141,197     (7,106,996)    339,633         50,304        198,155        150,423
Transfers due to death benefits.......        (1,214)                                     (710)        (1,681)
                                         -----------    -----------   ----------    ----------     ----------     ----------
Net increase in net assets derived
  from policy transactions............       353,158        585,737     394,842         98,304        596,851        455,592
                                         -----------    -----------   ----------    ----------     ----------     ----------
Total (decrease) increase in net
  assets..............................      (296,465)       724,706     491,126         (5,048)       444,333        (26,505)
NET ASSETS
  Beginning of year...................     4,890,836      5,367,956   1,311,134      1,288,298      3,834,272      3,648,902
                                         -----------    -----------   ----------    ----------     ----------     ----------
  End of year.........................   $ 4,594,371    $ 6,092,662   $1,802,260    $1,283,250     $4,278,605     $3,622,397
                                         ===========    ===========   ==========    ==========     ==========     ==========

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                   ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL   EQUITY 500
                                                    CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE        INDEX
                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment gain (loss).......................   $  (15,628)     $   (1,939)     $  (16,745)     $   (5,610)    $   105,571
Net realized gain (loss) on investments..........     (127,505)        (13,369)       (213,048)         84,538        (312,788)
Net unrealized (depreciation) appreciation of
  investments during the year....................     (426,226)         (1,803)       (135,372)        122,494      (2,959,437)
                                                    ----------      ----------      ----------      ----------     -----------
Net (decrease) increase in net assets from
  operations.....................................     (569,359)        (17,111)       (365,165)        201,422      (3,166,654)
                                                    ----------      ----------      ----------      ----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums......................      783,859         922,384         666,158         716,185       5,802,528
Cost of insurance and administrative charges.....     (289,925)       (146,440)       (239,345)       (121,975)     (2,581,108)
Surrenders and forfeitures.......................      (29,622)        (17,299)        (93,412)        (15,336)       (778,497)
Net (withdrawals) repayments due to policy
  loans..........................................         (576)         18,570          (6,445)         (3,839)        (82,668)
Transfers between investment portfolios..........      128,743         320,406        (136,237)        377,038         584,414
Transfers due to death benefits..................       (2,037)           (962)                                        (30,020)
                                                    ----------      ----------      ----------      ----------     -----------
Net increase in net assets derived from policy
  transactions...................................      590,442       1,096,659         190,719         952,073       2,914,649
                                                    ----------      ----------      ----------      ----------     -----------
Total increase (decrease) in net assets..........       21,083       1,079,548        (174,446)      1,153,495        (252,005)
NET ASSETS
Beginning of year................................    2,362,807         925,017       2,253,624       1,054,583      24,158,380
                                                    ----------      ----------      ----------      ----------     -----------
End of year......................................   $2,383,890      $2,004,565      $2,079,178      $2,208,078     $23,906,375
                                                    ==========      ==========      ==========      ==========     ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                                             FIDELITY
                                                                FIDELITY       FIDELITY        HIGH       FIDELITY
                                                              EQUITY-INCOME     GROWTH        INCOME      OVERSEAS
                                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................................   $   141,497    $  (133,557)  $ 227,828    $   320,711
Net realized gain (loss) on investments.....................       673,478      1,661,360    (332,516)       368,754
Net unrealized depreciation of investments during the
  year......................................................    (1,651,848)    (5,791,963)   (162,773)    (2,483,649)
                                                               -----------    -----------   ----------   -----------
Net decrease in net assets from operations..................      (836,873)    (4,264,160)   (267,461)    (1,794,184)
                                                               -----------    -----------   ----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................     2,663,253      4,739,710     415,710      1,682,553
Cost of insurance and administrative charges................    (1,088,668)    (1,955,504)   (216,728)      (557,777)
Surrenders and forfeitures..................................      (506,139)      (503,482)    (79,061)      (284,796)
Net withdrawals due to policy loans.........................       (58,832)       (23,716)       (720)       (64,445)
Transfers between investment portfolios.....................       514,108      1,010,438      40,095        213,598
Withdrawals due to death benefits...........................      (302,021)       (82,064)                    (8,106)
                                                               -----------    -----------   ----------   -----------
Net increase in net assets derived from policy
  transactions..............................................     1,221,701      3,185,382     159,296        981,027
                                                               -----------    -----------   ----------   -----------
Total increase (decrease) in net assets.....................       384,828     (1,078,778)   (108,165)      (813,157)
NET ASSETS
  Beginning of year.........................................    14,692,547     22,629,462   1,935,658      8,006,645
                                                               -----------    -----------   ----------   -----------
  End of year...............................................   $15,077,375    $21,550,684   $1,827,493   $ 7,193,488
                                                               ===========    ===========   ==========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                        FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                         ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                        MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................  $ 141,240    $  95,811    $     5,262     $   60,545     $   (6,586)
Net realized (loss) gain on investments..............     (3,280)       8,104        383,095         (7,841)       (22,893)
Net unrealized (depreciation) appreciation of
  investments during the year........................   (347,787)      59,462     (2,075,984)        58,385        (53,458)
                                                       ----------   ----------   -----------     ----------     ----------
Net (decrease) increase in net assets from
  operations.........................................   (209,827)     163,377     (1,687,627)       111,089        (82,937)
                                                       ----------   ----------   -----------     ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................    569,997      442,859      2,481,965        199,890        376,099
Cost of insurance and administrative charges.........   (331,391)    (204,438)    (1,113,789)       (77,921)      (187,216)
Surrenders and forfeitures...........................   (103,560)     (40,276)      (297,833)       (26,257)       (51,403)
Net (withdrawals) repayments due to policy loans.....     (8,194)      (4,507)       (82,384)        (2,093)         3,470
Transfers between investment portfolios..............         (3)     484,460        346,098        222,669         (5,802)
Withdrawals due to death benefits....................     (1,605)      (3,765)       (15,004)                         (145)
                                                       ----------   ----------   -----------     ----------     ----------
Net increase in net assets derived from policy
  transactions.......................................    125,244      674,333      1,319,053        316,288        135,003
                                                       ----------   ----------   -----------     ----------     ----------
Total (decrease) increase in net assets..............    (84,583)     837,710       (368,574)       427,377         52,066
NET ASSETS
  Beginning of year..................................  4,360,575    2,026,351     12,996,437      1,119,325      2,360,760
                                                       ----------   ----------   -----------     ----------     ----------
  End of year........................................  $4,275,992   $2,864,061   $12,627,863     $1,546,702     $2,412,826
                                                       ==========   ==========   ===========     ==========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                                    VAN ECK
                                                        VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                       WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                          BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................   $ 17,986     $  2,711     $   (15,582)   $  5,730      $   (32,563)
Net realized (loss) gain on investments..............    (21,592)       7,234         (25,915)      9,715         (700,738)
Net unrealized depreciation of investments during the
  year...............................................    (25,357)     (90,205)         (6,632)     (6,939)      (1,105,678)
                                                        --------     --------     -----------    --------      -----------
Net (decrease) increase in net assets from
  operations.........................................    (28,963)     (80,260)        (48,129)      8,506       (1,838,979)
                                                        --------     --------     -----------    --------      -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................     80,871       85,000         524,272      71,759        1,367,966
Cost of insurance and administrative charges.........    (44,250)     (46,722)       (232,884)    (22,994)        (573,857)
Surrenders and forfeitures...........................    (18,873)      (5,518)        (23,971)     (2,213)         (95,176)
Net withdrawals due to policy loans..................     (1,504)      (2,158)           (252)     (1,380)          (5,785)
Transfers between investment portfolios..............     20,457       (6,210)        (60,484)     14,879          362,971
Withdrawals due to death benefits....................                 (22,449)         (3,352)                      (4,630)
                                                        --------     --------     -----------    --------      -----------
Net increase in net assets derived from policy
  transactions.......................................     36,701        1,943         203,329      60,051        1,051,489
                                                        --------     --------     -----------    --------      -----------
Total increase (decrease) in net assets..............      7,738      (78,317)        155,200      68,557         (787,490)
NET ASSETS
  Beginning of year..................................    511,745      692,190       2,086,466     286,935        5,957,024
                                                        --------     --------     -----------    --------      -----------
  End of year........................................   $519,483     $613,873     $ 2,241,666    $355,492      $ 5,169,534
                                                        ========     ========     ===========    ========      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                                                  STRONG         STRONG
                                                                 MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II     FUND II
                                                                SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................    $   (6,626)     $   (118)
Net realized (loss) gain on investments.....................      (128,713)       93,567
Net unrealized depreciation of investments during the
  year......................................................      (176,265)      (91,855)
                                                                ----------      --------
Net (decrease) increase in net assets from operations.......      (311,604)        1,594
                                                                ----------      --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................       399,357       352,599
Cost of insurance and administrative charges................      (118,047)      (44,927)
Surrenders and forfeitures..................................          (980)       (2,633)
Net withdrawals due to policy loans.........................        (8,259)       (7,648)
Transfers between investment portfolios.....................       531,689       377,121
                                                                ----------      --------
Net increase in net assets derived from policy
  transactions..............................................       803,760       674,512
                                                                ----------      --------
Total increase in net assets................................       492,156       676,106
NET ASSETS
  Beginning of year.........................................       725,481       175,575
                                                                ----------      --------
  End of year...............................................    $1,217,637      $851,681
                                                                ==========      ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                              MONEY                                 AGGRESSIVE
                                                GROWTH        MARKET         BOND       MANAGED       GROWTH     INTERNATIONAL
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income.......................  $  25,836    $    304,099   $  69,592    $  30,099    $  47,010     $   61,915
Net realized gain (loss) on investments.....    238,855                     (37,655)      49,339      220,851        349,826
Net unrealized appreciation (depreciation)
  of investments during the year............    130,802                      69,082       16,617      648,410       (518,585)
                                              ----------   ------------   ----------   ----------   ----------    ----------
Net increase (decrease) in net assets from
  operations................................    395,493         304,099     101,019       96,055      916,271       (106,844)
                                              ----------   ------------   ----------   ----------   ----------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................  1,173,218      13,203,487     263,786      164,071      647,248        640,355
Cost of insurance and administrative
  charges...................................   (348,864)       (789,682)    (90,522)    (112,579)    (209,661)      (201,360)
Surrenders and forfeitures..................    (78,699)        (71,724)    (30,689)     (28,614)     (42,333)       (24,289)
Net (withdrawals) repayments due to policy
  loans.....................................    (12,669)        (10,720)    (15,819)       3,219      (14,866)       (67,195)
Transfers between investment portfolios.....   (139,488)    (14,549,577)   (241,396)       1,642      186,560         61,129
Transfers due to death benefits.............     (2,827)                        (82)        (213)      (1,280)          (322)
                                              ----------   ------------   ----------   ----------   ----------    ----------
Net increase (decrease) in net assets
  derived from policy transactions..........    590,671      (2,218,216)   (114,722)      27,526      565,668        408,318
                                              ----------   ------------   ----------   ----------   ----------    ----------
Total increase (decrease) in net assets.....    986,164      (1,914,117)    (13,703)     123,581    1,481,939        301,474
NET ASSETS
  Beginning of year.........................  3,904,672       7,282,073   1,324,837    1,164,717    2,352,333      3,347,428
                                              ----------   ------------   ----------   ----------   ----------    ----------
  End of year...............................  $4,890,836   $  5,367,956   $1,311,134   $1,288,298   $3,834,272    $3,648,902
                                              ==========   ============   ==========   ==========   ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                 ALL PRO LARGE   ALL PRO LARGE   ALL PRO SMALL   ALL PRO SMALL    EQUITY 500
                                                  CAP GROWTH       CAP VALUE      CAP GROWTH       CAP VALUE        INDEX
                                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT**
-----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment gain (loss).....................   $   23,324       $   (792)      $    11,289     $   (4,346)    $  (162,104)
Net realized gain (loss) on investments........       52,874        (14,249)          202,903         11,521       3,972,479
Net unrealized (depreciation) appreciation of
  investments during the year..................     (592,359)        54,267        (1,131,920)       183,425      (6,295,918)
                                                  ----------       --------       -----------     ----------     -----------
Net (decrease) increase in net assets from
  operations...................................     (516,161)        39,226          (917,728)       190,600      (2,485,543)
                                                  ----------       --------       -----------     ----------     -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums....................      626,222        248,911           689,863        284,879       6,497,192
Cost of insurance and administrative charges...     (230,144)       (84,497)         (201,823)       (66,577)     (2,337,845)
Surrenders and forfeitures.....................      (44,743)        (8,240)          (23,302)        (4,885)       (464,814)
Net withdrawals due to policy loans............       (7,968)       (22,274)             (195)        (2,811)       (219,505)
Transfers between investment portfolios........      707,362        266,729         1,664,808         80,482       1,781,304
Transfers due to death benefits................         (549)                          (1,447)          (426)         (4,668)
                                                  ----------       --------       -----------     ----------     -----------
Net increase in net assets derived from policy
  transactions.................................    1,050,180        400,629         2,127,904        290,662       5,251,664
                                                  ----------       --------       -----------     ----------     -----------
Total increase in net assets...................      534,019        439,855         1,210,176        481,262       2,766,121
NET ASSETS
  Beginning of year............................    1,828,788        485,162         1,043,448        573,321      21,392,259
                                                  ----------       --------       -----------     ----------     -----------
  End of year..................................   $2,362,807       $925,017       $ 2,253,624     $1,054,583     $24,158,380
                                                  ==========       ========       ===========     ==========     ===========

See accompanying notes to financial statements

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                                             FIDELITY
                                                                FIDELITY       FIDELITY        HIGH       FIDELITY
                                                              EQUITY-INCOME     GROWTH        INCOME      OVERSEAS
                                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................................   $   121,706    $  (127,561)  $ 142,204    $    43,386
Net realized gain (loss) on investments.....................     1,101,131      2,769,660    (144,288)       708,135
Net unrealized depreciation of investments during the
  year......................................................       (87,759)    (5,683,401)   (551,875)    (2,480,876)
                                                               -----------    -----------   ----------   -----------
Net increase (decrease) in net assets from operations.......     1,135,078     (3,041,302)   (553,959)    (1,729,355)
                                                               -----------    -----------   ----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................     2,976,247      5,189,558     420,361      1,863,450
Cost of insurance and administrative charges................    (1,016,904)    (1,613,825)   (208,662)      (492,043)
Surrenders and forfeitures..................................      (296,240)      (543,612)    (41,220)       (94,664)
Net (withdrawals) repayments due to policy loans............      (125,993)      (252,104)      3,605        (33,114)
Transfers between investment portfolios.....................      (526,966)     3,710,991    (127,455)     1,871,456
Withdrawals due to death benefits...........................        (3,056)       (10,589)        (45)          (546)
                                                               -----------    -----------   ----------   -----------
Net increase in net assets derived from policy
  transactions..............................................     1,007,088      6,480,419      46,584      3,114,539
                                                               -----------    -----------   ----------   -----------
Total increase (decrease) in net assets.....................     2,142,166      3,439,117    (507,375)     1,385,184
NET ASSETS
  Beginning of year.........................................    12,550,381     19,190,345   2,443,033      6,621,461
                                                               -----------    -----------   ----------   -----------
  End of year...............................................   $14,692,547    $22,629,462   $1,935,658   $ 8,006,645
                                                               ===========    ===========   ==========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                        FIDELITY     FIDELITY                    NEUBERGER      NEUBERGER
                                                         ASSET      INVESTMENT    FIDELITY     BERMAN LIMITED     BERMAN
                                                        MANAGER     GRADE BOND   CONTRAFUND    MATURITY BOND     PARTNERS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................  $  78,077    $ 100,986    $   (45,455)    $   68,853     $    7,017
Net realized (loss) gain on investments..............    262,117      (78,508)     1,500,123        (22,759)       288,371
Net unrealized appreciation (depreciation) of
  investments during the year........................   (537,592)     160,611     (2,385,540)        15,848       (294,385)
                                                       ----------   ----------   -----------     ----------     ----------
Net increase (decrease) in net assets from
  operations.........................................   (197,398)     183,089       (930,872)        61,942          1,003
                                                       ----------   ----------   -----------     ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................    599,701      374,025      3,232,102        211,308        452,396
Cost of insurance and administrative charges.........   (279,137)    (147,028)      (974,401)       (61,456)      (187,092)
Surrenders and forfeitures...........................    (47,332)     (17,164)      (178,294)       (15,023)       (51,154)
Net withdrawals due to policy loans..................    (14,693)      (4,614)       (61,117)        (6,572)        (9,197)
Transfers between investment portfolios..............    944,383     (128,835)     1,620,203       (162,238)      (370,920)
Withdrawals due to death benefits....................     (2,939)                       (954)
                                                       ----------   ----------   -----------     ----------     ----------
Net increase (decrease) in net assets derived from
  policy transactions................................  1,199,983       76,384      3,637,539        (33,981)      (165,967)
                                                       ----------   ----------   -----------     ----------     ----------
Total increase (decrease) in net assets..............  1,002,585      259,473      2,706,667         27,961       (164,964)
NET ASSETS
  Beginning of year..................................  3,357,990    1,766,878     10,289,770      1,091,364      2,525,724
                                                       ----------   ----------   -----------     ----------     ----------
  End of year........................................  $4,360,575   $2,026,351   $12,996,437     $1,119,325     $2,360,760
                                                       ==========   ==========   ===========     ==========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                                    VAN ECK
                                                        VAN ECK       VAN ECK      WORLDWIDE      VAN ECK     ALGER AMERICAN
                                                       WORLDWIDE     WORLDWIDE     EMERGING      WORLDWIDE        SMALL
                                                          BOND      HARD ASSETS     MARKETS     REAL ESTATE   CAPITALIZATION
                                                       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).........................   $ 20,457     $  2,533     $   (16,073)   $  1,940      $   (42,546)
Net realized (loss) gain on investments..............     (9,393)     (59,995)         22,240       3,194        2,199,423
Net unrealized (depreciation) appreciation of
  investments during the year........................     (4,205)     118,696      (1,280,836)     34,469       (4,357,774)
                                                        --------     --------     -----------    --------      -----------
Net increase (decrease) in net assets from
  operations.........................................      6,859       61,234      (1,274,669)     39,603       (2,200,897)
                                                        --------     --------     -----------    --------      -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums..........................     89,421      113,491         679,281      48,211        1,609,712
Cost of insurance and administrative charges.........    (41,651)     (49,451)       (195,072)    (18,136)        (502,439)
Surrenders and forfeitures...........................    (16,069)      (6,310)        (53,238)     (3,993)        (132,293)
Net withdrawals due to policy loans..................     (1,623)     (20,862)         (5,197)     (1,426)         (11,167)
Transfers between investment portfolios..............    (54,249)      16,089         790,618      69,829        1,450,319
Withdrawals due to death benefits....................                                  (1,167)                        (440)
                                                        --------     --------     -----------    --------      -----------
Net (decrease) increase in net assets derived from
  policy transactions................................    (24,171)      52,957       1,215,225      94,485        2,413,692
                                                        --------     --------     -----------    --------      -----------
Total (decrease) increase in net assets..............    (17,312)     114,191         (59,444)    134,088          212,795
NET ASSETS
  Beginning of year..................................    529,057      577,999       2,145,910     152,847        5,744,229
                                                        --------     --------     -----------    --------      -----------
  End of year........................................   $511,745     $692,190     $ 2,086,466    $286,935      $ 5,957,024
                                                        ========     ========     ===========    ========      ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                                                  STRONG          STRONG
                                                                  MID-CAP       OPPORTUNITY
                                                              GROWTH FUND II      FUND II
                                                                SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income................................     $  (1,040)      $      41
Net realized gain on investments............................        55,077          19,036
Net unrealized depreciation of investments during the
  year......................................................      (242,896)        (16,691)
                                                                 ---------       ---------
Net (decrease) increase in net assets from operations.......      (188,859)          2,386
                                                                 ---------       ---------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................       135,949          45,199
Cost of insurance and administrative charges................       (22,578)         (4,128)
Surrenders and forfeitures..................................          (355)           (357)
Net withdrawals due to policy loans.........................        (2,372)           (623)
Transfers between investment portfolios.....................       778,696         108,098
                                                                 ---------       ---------
Net increase in net assets derived from policy
  transactions..............................................       889,340         148,189
                                                                 ---------       ---------
Capital contribution from Providentmutual Life and Annuity
  Company of America........................................        25,000          25,000
                                                                 ---------       ---------
Total increase in net assets................................       725,481         175,575
NET ASSETS
  Beginning of year.........................................
                                                                 ---------       ---------
  End of year...............................................     $ 725,481       $ 175,575
                                                                 =========       =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                            MONEY                                AGGRESSIVE
                                              GROWTH       MARKET         BOND       MANAGED       GROWTH     INTERNATIONAL
                                            SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income..............  $ (11,942)   $   242,698   $   9,531    $    (975)   $  (2,597)    $    7,415
Net realized gain on investments..........    106,592                      9,824       44,721      247,207        148,308
Net unrealized (depreciation) appreciation
  of investments during the year..........    (38,569)                   (70,598)     (63,002)      57,514        540,420
                                            ----------   -----------   ----------   ----------   ----------    ----------
Net increase (decrease) in net assets from
  operations..............................     56,081        242,698     (51,243)     (19,256)     302,124        696,143
                                            ----------   -----------   ----------   ----------   ----------    ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums...............  1,074,495     10,836,005     332,588      194,230      412,431        661,165
Cost of insurance and administrative
  charges.................................   (303,622)      (797,781)    (97,177)     (89,639)    (167,274)      (167,001)
Surrenders and forfeitures................   (189,291)       (59,612)    (15,922)      (9,974)     (27,978)       (24,702)
Net (withdrawals) repayments due to policy
  loans...................................    (31,216)         4,739     (15,470)      (8,925)     (33,883)       (12,649)
Transfers between investment portfolios...    470,309     (7,352,211)   (135,405)     449,128       32,008         91,516
Transfers due to death benefits...........                                                          (1,337)        (1,278)
                                            ----------   -----------   ----------   ----------   ----------    ----------
Net increase in net assets derived from
  policy transactions.....................  1,020,675      2,631,140      68,614      534,820      213,967        547,051
                                            ----------   -----------   ----------   ----------   ----------    ----------
Total increase in net assets..............  1,076,756      2,873,838      17,371      515,564      516,091      1,243,194
NET ASSETS
  Beginning of year.......................  2,827,916      4,408,235   1,307,466      649,153    1,836,242      2,104,234
                                            ----------   -----------   ----------   ----------   ----------    ----------
  End of year.............................  $3,904,672   $ 7,282,073   $1,324,837   $1,164,717   $2,352,333    $3,347,428
                                            ==========   ===========   ==========   ==========   ==========    ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                               ALL PRO      ALL PRO      ALL PRO      ALL PRO
                                                              LARGE CAP    LARGE CAP    SMALL CAP    SMALL CAP
                                                                GROWTH       VALUE        GROWTH       VALUE
                                                              SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment loss.........................................  $  (6,838)    $   (612)   $  (2,993)    $ (1,998)
Net realized gain on investments............................     59,937       21,529       96,011        2,248
Net unrealized appreciation (depreciation) of investments
  during the year...........................................    192,717      (26,430)     323,197      (28,135)
                                                              ----------    --------    ----------    --------
Net increase (decrease) in net assets from operations.......    245,816       (5,513)     416,215      (27,885)
                                                              ----------    --------    ----------    --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................................    410,602      235,417      146,222      217,981
Cost of insurance and administrative charges................   (107,613)     (46,883)     (37,756)     (35,684)
Surrenders and forfeitures..................................    (30,667)      (6,497)      (3,858)        (191)
Net withdrawals due to policy loans.........................    (16,290)     (11,460)      (4,008)      (5,077)
Transfers between investment portfolios.....................  1,079,015       82,627      249,104      142,715
                                                              ----------    --------    ----------    --------
Net increase in net assets derived from policy
  transactions..............................................  1,335,047      253,204      349,704      319,744
                                                              ----------    --------    ----------    --------
Total increase in net assets................................  1,580,863      247,691      765,919      291,859
NET ASSETS
  Beginning of year.........................................    247,925      237,471      277,529      281,462
                                                              ----------    --------    ----------    --------
  End of year...............................................  $1,828,788    $485,162    $1,043,448    $573,321
                                                              ==========    ========    ==========    ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                                    FIDELITY                    FIDELITY                  FIDELITY
                                                     EQUITY-      FIDELITY        HIGH       FIDELITY      ASSET       FIDELITY
                                                     INCOME        GROWTH        INCOME      OVERSEAS     MANAGER      INDEX 500
                                                   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss).....................  $    75,002   $   (70,937)  $ 169,800    $  24,974    $  61,020    $    25,299
Net realized gain (loss) on investments..........      571,495     1,574,101     (20,336)     222,413      121,743        665,356
Net unrealized (depreciation) appreciation of
  investments during the year....................      (79,851)    3,257,791       2,612    1,612,546      110,105      2,407,325
                                                   -----------   -----------   ----------   ----------   ----------   -----------
Net increase in net assets from operations.......      566,646     4,760,955     152,076    1,859,933      292,868      3,097,980
                                                   -----------   -----------   ----------   ----------   ----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums......................    2,929,981     3,422,090     451,275    1,525,307      779,887      6,727,693
Cost of insurance and administrative charges.....     (913,963)   (1,072,275)   (185,657)    (338,270)    (213,071)    (1,698,031)
Surrenders and forfeitures.......................     (249,092)     (370,650)    (29,802)     (66,192)     (40,031)      (426,927)
Net withdrawals due to policy loans..............      (79,425)      (71,729)    (12,437)     (44,838)     (41,805)      (166,653)
Transfers between investment portfolios..........      657,552     1,206,940     219,593      250,238      281,207      1,580,849
Withdrawals due to death benefits................      (10,825)       (4,635)                  (3,418)                    (77,679)
                                                   -----------   -----------   ----------   ----------   ----------   -----------
Net increase in net assets derived from policy
  transactions...................................    2,334,228     3,109,741     442,972    1,322,827      766,187      5,939,252
                                                   -----------   -----------   ----------   ----------   ----------   -----------
Total increase in net assets.....................    2,900,874     7,870,696     595,048    3,182,760    1,059,055      9,037,232
NET ASSETS
  Beginning of year..............................    9,649,507    11,319,649   1,847,985    3,438,701    2,298,935     12,355,027
                                                   -----------   -----------   ----------   ----------   ----------   -----------
  End of year....................................  $12,550,381   $19,190,345   $2,443,033   $6,621,461   $3,357,990   $21,392,259
                                                   ===========   ===========   ==========   ==========   ==========   ===========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                               FIDELITY                    NEUBERGER     NEUBERGER      NEUBERGER      NEUBERGER
                                              INVESTMENT     FIDELITY        BERMAN       BERMAN      BERMAN LIMITED     BERMAN
                                              GRADE BOND   CONTRAFUND(R)    BALANCED      GROWTH      MATURITY BOND     PARTNERS
                                              SUBACCOUNT    SUBACCOUNT     SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)................  $  41,071     $   (20,102)   $   8,293    $   103,573     $   45,280     $   (4,615)
Net realized gain (loss) on investments.....     16,764         380,374       (2,558)      (112,803)       (17,023)        37,455
Net unrealized (depreciation) appreciation
  of investments during the year............    (82,192)      1,361,433      (12,499)       (32,289)       (19,835)       (36,807)
                                              ----------    -----------    ---------    -----------     ----------     ----------
Net (decrease) increase in net assets from
  operations................................    (24,357)      1,721,705       (6,764)       (41,519)         8,422         (3,967)
                                              ----------    -----------    ---------    -----------     ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums.................    408,193       2,629,902       30,596        122,455        359,023        431,555
Cost of insurance and administrative
  charges...................................   (125,447)       (641,252)     (17,818)       (47,317)       (61,450)      (148,466)
Surrenders and forfeitures..................    (78,777)       (232,393)        (743)        (4,937)       (55,990)       (44,451)
Net (withdrawals) repayments due to policy
  loans.....................................    (12,459)        (89,980)         192             48         (6,347)       (10,397)
Transfers between investment portfolios.....    375,555       1,420,233     (576,638)    (2,035,198)       (10,622)     2,058,260
Withdrawals due to death benefits...........                     (5,412)                     (4,020)                       (1,057)
                                              ----------    -----------    ---------    -----------     ----------     ----------
Net increase (decrease) in net assets
  derived from policy transactions..........    567,065       3,081,098     (564,411)    (1,968,969)       224,614      2,285,444
                                              ----------    -----------    ---------    -----------     ----------     ----------
Total increase (decrease) in net assets.....    542,708       4,802,803     (571,175)    (2,010,488)       233,036      2,281,477
NET ASSETS
  Beginning of year.........................  1,224,170       5,486,967      571,175      2,010,488        858,328        244,247
                                              ----------    -----------    ---------    -----------     ----------     ----------
  End of year...............................  $1,766,878    $10,289,770           --             --     $1,091,364     $2,525,724
                                              ==========    ===========    =========    ===========     ==========     ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1999

--------------------------------------------------------------------------------

                                           AMERICAN                                 VAN ECK
                                          CENTURY VP     VAN ECK       VAN ECK     WORLDWIDE      VAN ECK     ALGER AMERICAN
                                           CAPITAL      WORLDWIDE     WORLDWIDE     EMERGING     WORLDWIDE        SMALL
                                         APPRECIATION      BOND      HARD ASSETS    MARKETS     REAL ESTATE   CAPITALIZATION
                                          SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment (loss) income...........   $  (1,619)    $  23,474     $  2,203     $   (8,384)   $    948       $  (25,644)
Net realized gain (loss) on
  investments..........................      11,508        23,235      (29,183)      (146,766)      1,132          508,120
Net unrealized appreciation
  (depreciation) of investments during
  the year.............................      51,652       (94,702)     101,902      1,199,541     (10,967)       1,191,588
                                          ---------     ---------     --------     ----------    --------       ----------
Net increase (decrease) in net assets
  from operations......................      61,541       (47,993)      74,922      1,044,391      (8,887)       1,674,064
                                          ---------     ---------     --------     ----------    --------       ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Policyholders' net premiums............      52,425        94,818      151,588        402,320      63,311        1,102,941
Cost of insurance and administrative
  charges..............................     (27,936)      (46,560)     (35,575)      (107,952)     (7,593)        (344,012)
Surrenders and forfeitures.............      (9,792)      (20,025)      (2,094)       (14,113)        (17)        (208,635)
Net withdrawals due to policy loans....      (2,760)       (6,828)      (5,013)        (8,664)                     (22,006)
Transfers between investment
  portfolios...........................    (854,349)     (135,667)      73,320        (58,680)     32,608          391,868
Withdrawals due to death benefits......                                                (1,499)                      (3,576)
                                          ---------     ---------     --------     ----------    --------       ----------
Net (decrease) increase in net assets
  derived from policy transactions.....    (842,412)     (114,262)     182,226        211,412      88,309          916,580
                                          ---------     ---------     --------     ----------    --------       ----------
Total (decrease) increase in net
  assets...............................    (780,871)     (162,255)     257,148      1,255,803      79,422        2,590,644
NET ASSETS
  Beginning of year....................     780,871       691,312      320,851        890,107      73,425        3,153,585
                                          ---------     ---------     --------     ----------    --------       ----------
  End of year..........................          --     $ 529,057     $577,999     $2,145,910    $152,847       $5,744,229
                                          =========     =========     ========     ==========    ========       ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements

--------------------------------------------------------------------------------

1. ORGANIZATION

The Providentmutual Variable Life Separate Account (Separate Account) was established by Providentmutual Life and Annuity Company of America ("PLACA") under the provisions of Delaware law and commenced operations on February 1, 1995. PLACA is a wholly-owned subsidiary of Provident Mutual Life Insurance Company. The Separate Account is an investment account to which assets are allocated to support the benefits payable under flexible premium adjustable variable life insurance policies (the Policies).

The policies are distributed principally through personal producing general agents and brokers.

PLACA has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of twenty-seven subaccounts: the All Pro Broad Equity (formerly the Growth Subaccount), Money Market, Bond, Balanced (formerly the Managed Subaccount), Mid Cap Growth (formerly the Aggressive Growth Subaccount), International, All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value and Equity 500 Index Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc.; the Fidelity Equity-Income, Fidelity Growth, Fidelity High Income and Fidelity Overseas Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager, Fidelity Investment Grade Bond and Fidelity Contrafund Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; Neuberger Berman Limited Maturity Bond and Neuberger Berman Partners Subaccounts invest in the corresponding portfolios of the Neuberger Berman Advisers Management Trust; the Van Eck Worldwide Bond, Van Eck Worldwide Hard Assets, Van Eck Worldwide Emerging Markets and Van Eck Worldwide Real Estate Subaccounts invest in the corresponding portfolios of the Van Eck Worldwide Insurance Trust; the Alger American Small Capitalization Subaccount invests in the corresponding portfolio of the Alger American Fund; the Strong Mid Cap Growth Fund II Subaccount invests in the corresponding portfolio of the Strong Variable Insurance Funds, Inc.; and the Strong Opportunity Fund II Subaccount invests in the Strong Opportunity Fund II, Inc.

At the close of business on April 30, 1999, the Neuberger Berman Growth Subaccount, Neuberger Berman Balanced Subaccount and American Century VP Capital Appreciation Subaccount were terminated and the investments were transferred to the Neuberger Berman Partners Subaccount, the Managed Subaccount and the All Pro Large Cap Growth Subaccount, respectively. At the close of business on February 7, 2000, the Fidelity Index 500 Subaccount was terminated and the investments were transferred to the newly established Market Street Fund Equity 500 Index Subaccount. At the close of business on January 26, 2001, the assets of the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts were renamed the "All-Pro Broad Equity", "Balanced" and "Mid Cap Growth" Subaccounts, respectively.

Net premiums from in force policies are allocated to the Subaccounts in accordance with policyholder instructions and are recorded as variable life policy transactions in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies (Note 4). The Separate Account's assets are the property of PLACA.

Transfers between investment portfolios include transfers between the Subaccounts and the Guaranteed Account (not shown), which is part of PLACA's General Account.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

 Investment Valuation:

Investment shares are valued at the net asset values of the respective portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

 Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of PLACA. Under the provisions of the policies, PLACA has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

 Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions during the period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS

At December 31, 2001, the investments of the respective Subaccounts are as follows:

---------------------------------------------------------------------------------------------------
                                                               SHARES        COST       FAIR VALUE
---------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Portfolio**..........................    307,521    $5,362,637    $4,594,371
  Money Market Portfolio....................................  6,091,844    $6,091,844    $6,091,844
  Bond Portfolio............................................    163,991    $1,745,729    $1,802,260
  Balanced Portfolio**......................................     90,053    $1,468,714    $1,283,250
  Mid Cap Growth Portfolio**................................    213,823    $4,414,563    $4,278,605
  International Portfolio...................................    323,428    $4,290,093    $3,622,397
  All Pro Large Cap Growth Portfolio........................    264,877    $3,178,390    $2,383,890
  All Pro Large Cap Value Portfolio.........................    202,891    $1,957,275    $2,004,565
  All Pro Small Cap Growth Portfolio........................    171,975    $2,974,156    $2,079,178
  All Pro Small Cap Value Portfolio.........................    216,055    $1,907,674    $2,208,078
  Equity 500 Index Portfolio................................  2,944,135   $28,535,929   $23,906,375
Variable Insurance Products Fund:
  Equity-Income Portfolio...................................    662,742   $15,819,083   $15,077,375
  Growth Portfolio..........................................    641,199   $27,140,475   $21,550,684
  High Income Portfolio.....................................    285,100    $2,698,718    $1,827,493
  Overseas Portfolio........................................    518,263   $10,424,624    $7,193,488
Variable Insurance Products Fund II:
  Asset Manager Portfolio...................................    294,693    $4,876,744    $4,275,992
  Investment Grade Bond Portfolio...........................    221,677    $2,670,616    $2,864,061
  Contrafund Portfolio......................................    627,316   $14,683,428   $12,627,863
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Portfolio...........................    114,826    $1,486,919    $1,546,702
  Partners Portfolio........................................    159,790    $2,778,613    $2,412,826
Van Eck Worldwide InsuranceTrust:
  Van Eck Worldwide Bond Portfolio..........................     55,147      $578,223      $519,483
  Van Eck Worldwide Hard Assets Portfolio...................     57,425      $621,044      $613,873
  Van Eck Worldwide Emerging Markets Portfolio..............    275,389    $2,753,861    $2,241,666
  Van Eck Worldwide Real Estate Portfolio...................     32,704      $335,308      $355,492
Alger American Fund:
  Alger American Small Capitalization Portfolio.............    312,359    $9,277,333    $5,169,534
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II.............................     74,337    $1,636,798    $1,217,637
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II................................     43,788      $960,227      $851,681

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Portfolios were known as the Market Street Fund Growth, Managed and Aggressive Growth Portfolios, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the years ended December 31, 2001, 2000 and 1999, transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                         MARKET STREET FUND, INC.
-----------------------------------------------------------------------------------------------------------------------------
                                                ALL PRO BROAD EQUITY PORTFOLIO**              MONEY MARKET PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                 2001         2000         1999         2001           2000          1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased............................      46,951       60,266       73,102     8,067,779     10,243,635     8,932,793
Shares received from reinvestment of:
  Dividends.................................       6,700        3,122          512       214,464        348,038       268,224
  Capital gain distributions................      23,619       13,937        2,993
                                              ----------   ----------   ----------   -----------   ------------   -----------
Total shares acquired.......................      77,270       77,325       76,607     8,282,243     10,591,673     9,201,017
Total shares redeemed.......................     (24,746)     (28,488)     (20,708)   (7,484,809)   (12,507,636)   (6,346,192)
                                              ----------   ----------   ----------   -----------   ------------   -----------
Net increase (decrease) in shares owned.....      52,524       48,837       55,899       797,434     (1,915,963)    2,854,825
Shares owned, beginning of year.............     254,997      206,160      150,261     5,294,410      7,210,373     4,355,548
                                              ----------   ----------   ----------   -----------   ------------   -----------
Shares owned, end of year...................     307,521      254,997      206,160     6,091,844      5,294,410     7,210,373
                                              ==========   ==========   ==========   ===========   ============   ===========
Cost of shares acquired.....................  $1,202,381   $1,374,356   $1,459,551   $ 8,282,243   $ 10,591,673   $ 9,201,017
                                              ==========   ==========   ==========   ===========   ============   ===========
Cost of shares redeemed.....................  $  441,317   $  518,994   $  344,226   $ 7,484,809   $ 12,507,636   $ 6,346,192
                                              ==========   ==========   ==========   ===========   ============   ===========

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity
   Portfolio was known as the Market Street Fund Growth Portfolio.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                              MARKET STREET FUND, INC.
--------------------------------------------------------------------------------------------------------------------------
                                                                   BOND PORTFOLIO                BALANCED PORTFOLIO**
--------------------------------------------------------------------------------------------------------------------------
                                                             2001       2000       1999       2001       2000       1999
--------------------------------------------------------------------------------------------------------------------------
Shares purchased.........................................    59,101     32,527     36,328     15,776     12,254     46,775
Shares received from reinvestment of:
  Dividends..............................................     7,955      7,848      1,653      3,035      2,411        286
  Capital gain distributions.............................                           1,299      4,296      3,662      1,951
                                                           --------   --------   --------   --------   --------   --------
Total shares acquired....................................    67,056     40,375     39,280     23,107     18,327     49,012
Total shares redeemed....................................   (23,242)   (45,419)   (30,589)    (9,784)   (10,967)   (16,359)
                                                           --------   --------   --------   --------   --------   --------
Net increase (decrease) in shares owned..................    43,814     (5,044)     8,691     13,323      7,360     32,653
Shares owned, beginning of year..........................   120,177    125,221    116,530     76,730     69,370     36,717
                                                           --------   --------   --------   --------   --------   --------
Shares owned, end of year................................   163,991    120,177    125,221     90,053     76,730     69,370
                                                           ========   ========   ========   ========   ========   ========
Cost of shares acquired..................................  $719,583   $414,765   $419,905   $342,852   $289,071   $843,762
                                                           ========   ========   ========   ========   ========   ========
Cost of shares redeemed..................................  $259,933   $497,550   $331,936   $170,244   $182,107   $265,196
                                                           ========   ========   ========   ========   ========   ========

** Prior to January 29, 2001, the Market Street Fund Balanced Portfolio was known as the Market Street Fund Managed Portfolio.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                            MARKET STREET FUND, INC.
----------------------------------------------------------------------------------------------------------------------------
                                                         MID CAP GROWTH PORTFOLIO**            INTERNATIONAL PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                        2001         2000        1999        2001         2000        1999
----------------------------------------------------------------------------------------------------------------------------
Shares purchased...................................     110,755       50,226     25,961       62,659       63,323     60,220
Shares received from reinvestment of:
  Dividends........................................      27,004        3,327        508       11,154        5,949      1,831
  Capital gain distributions.......................      19,795        6,957     12,602       17,034       23,601      9,395
                                                     ----------   ----------   --------   ----------   ----------   --------
Total shares acquired..............................     157,554       60,510     39,071       90,847       92,873     71,446
Total shares redeemed..............................     (82,102)     (29,209)   (15,809)     (25,292)     (35,685)   (22,691)
                                                     ----------   ----------   --------   ----------   ----------   --------
Net increase in shares owned.......................      75,452       31,301     23,262       65,555       57,188     48,755
Shares owned, beginning of year....................     138,371      107,070     83,808      257,873      200,685    151,930
                                                     ----------   ----------   --------   ----------   ----------   --------
Shares owned, end of year..........................     213,823      138,371    107,070      323,428      257,873    200,685
                                                     ==========   ==========   ========   ==========   ==========   ========
Cost of shares acquired............................  $3,052,270   $1,447,497   $747,203   $1,085,392   $1,293,987   $993,410
                                                     ==========   ==========   ========   ==========   ==========   ========
Cost of shares redeemed............................  $1,632,838   $  613,968   $288,626   $  356,521   $  473,928   $290,636
                                                     ==========   ==========   ========   ==========   ==========   ========

** Prior to January 29, 2001, the Market Street Fund Mid Cap Growth Portfolio was known as the Market Street Fund Aggressive Growth Portfolio.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                             MARKET STREET FUND, INC.
----------------------------------------------------------------------------------------------------------------------------
                                                            ALL PRO LARGE CAP GROWTH            ALL PRO LARGE CAP VALUE
----------------------------------------------------------------------------------------------------------------------------
                                                         2001        2000         1999         2001        2000       1999
----------------------------------------------------------------------------------------------------------------------------
Shares purchased.....................................    92,360       97,700      125,649      143,152     69,996     41,597
Shares received from reinvestment of:
  Dividends..........................................       104        2,810            5          983        458        161
  Capital gain distributions.........................                  2,186
                                                       --------   ----------   ----------   ----------   --------   --------
Total shares acquired................................    92,464      102,696      125,654      144,135     70,454     41,758
Total shares redeemed................................   (33,048)     (21,053)     (22,900)     (33,194)   (27,117)   (17,132)
                                                       --------   ----------   ----------   ----------   --------   --------
Net increase in shares owned.........................    59,416       81,643      102,754      110,941     43,337     24,626
Shares owned, beginning of year......................   205,461      123,818       21,064       91,950     48,613     23,987
                                                       --------   ----------   ----------   ----------   --------   --------
Shares owned, end of year............................   264,877      205,461      123,818      202,891     91,950     48,613
                                                       ========   ==========   ==========   ==========   ========   ========
Cost of shares acquired..............................  $873,958   $1,393,113   $1,626,858   $1,411,255   $657,656   $424,442
                                                       ========   ==========   ==========   ==========   ========   ========
Cost of shares redeemed..............................  $426,649   $  266,735   $  238,712   $  329,904   $272,068   $150,321
                                                       ========   ==========   ==========   ==========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                             MARKET STREET FUND, INC.
---------------------------------------------------------------------------------------------------------------------------
                                                            ALL PRO SMALL CAP GROWTH           ALL PRO SMALL CAP VALUE
---------------------------------------------------------------------------------------------------------------------------
                                                          2001        2000        1999        2001        2000       1999
---------------------------------------------------------------------------------------------------------------------------
Shares purchased......................................    59,817      135,548     47,453      140,864     93,567     52,030
Shares received from reinvestment of:
  Dividends...........................................                  1,536                     758        257         73
  Capital gain distributions..........................                    263
                                                        --------   ----------   --------   ----------   --------   --------
Total shares acquired.................................    59,817      137,347     47,453      141,622     93,824     52,103
Total shares redeemed.................................   (44,561)     (36,042)   (20,358)     (41,201)   (53,926)   (10,483)
                                                        --------   ----------   --------   ----------   --------   --------
Net increase in shares owned..........................    15,256      101,305     27,095      100,421     39,898     41,620
Shares owned, beginning of year.......................   156,719       55,414     28,319      115,634     75,736     34,116
                                                        --------   ----------   --------   ----------   --------   --------
Shares owned, end of year.............................   171,975      156,719     55,414      216,055    115,634     75,736
                                                        ========   ==========   ========   ==========   ========   ========
Cost of shares acquired...............................  $726,741   $2,740,146   $601,240   $1,337,267   $714,775   $396,338
                                                        ========   ==========   ========   ==========   ========   ========
Cost of shares redeemed...............................  $765,815   $  398,050   $158,518   $  306,266   $416,938   $ 76,344
                                                        ========   ==========   ========   ==========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    MARKET STREET FUND, INC.
---------------------------------------------------------------------------------------------------
                                                                  EQUITY 500 INDEX PORTFOLIO**
---------------------------------------------------------------------------------------------------
                                                                 2001         2000          1999
---------------------------------------------------------------------------------------------------
Shares purchased............................................     549,195     2,758,381       48,111
Shares received from reinvestment of:
  Dividends.................................................      29,916                        944
  Capital gain distributions................................                                    641
                                                              ----------   -----------   ----------
Total shares acquired.......................................     579,111     2,758,381       49,696
Total shares redeemed.......................................    (213,329)     (307,524)      (9,669)
                                                              ----------   -----------   ----------
Net increase in shares owned................................     365,782     2,450,857       40,027
Shares owned, beginning of year.............................   2,578,353       127,496       87,469
                                                              ----------   -----------   ----------
Shares owned, end of year...................................   2,944,135     2,578,353      127,496
                                                              ==========   ===========   ==========
Cost of shares acquired.....................................  $4,865,719   $28,438,398   $7,454,952
                                                              ==========   ===========   ==========
Cost of shares redeemed.....................................  $2,133,287   $19,353,359   $  873,045
                                                              ==========   ===========   ==========

** Prior to February 7, 2000, these funds were invested in the Index 500
   Portfolio of the Fidelity Variable Insurance Products Fund II.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                       VARIABLE INSURANCE PRODUCTS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                       EQUITY-INCOME PORTFOLIO                    GROWTH PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001         2000         1999         2001         2000          1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased...............................     112,881      131,492      127,157      126,980       157,405       82,042
Shares received from reinvestment of:
  Dividends....................................      10,074        9,450        6,224          387           430          495
  Capital gain distributions...................      28,304       35,603       13,759       36,357        42,796       31,095
                                                 ----------   ----------   ----------   ----------   -----------   ----------
Total shares acquired..........................     151,259      176,545      147,140      163,724       200,631      113,632
Total shares redeemed..........................     (64,244)     (88,970)     (38,591)     (40,955)      (31,561)     (16,548)
                                                 ----------   ----------   ----------   ----------   -----------   ----------
Net increase in shares owned...................      87,015       87,575      108,549      122,769       169,070       97,084
Shares owned, beginning of year................     575,727      488,152      379,603      518,430       349,360      252,276
                                                 ----------   ----------   ----------   ----------   -----------   ----------
Shares owned, end of year......................     662,742      575,727      488,152      641,199       518,430      349,360
                                                 ==========   ==========   ==========   ==========   ===========   ==========
Cost of shares acquired........................  $3,528,558   $4,064,111   $3,726,855   $6,005,971   $10,064,715   $5,084,590
                                                 ==========   ==========   ==========   ==========   ===========   ==========
Cost of shares redeemed........................  $1,491,882   $1,834,186   $  746,130   $1,292,786   $   942,197   $  471,685
                                                 ==========   ==========   ==========   ==========   ===========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                         VARIABLE INSURANCE PRODUCTS FUND
----------------------------------------------------------------------------------------------------------------------------
                                                           HIGH INCOME PORTFOLIO                 OVERSEAS PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
                                                         2001       2000       1999        2001         2000         1999
----------------------------------------------------------------------------------------------------------------------------
Shares purchased.....................................    77,527     55,238     66,264      115,655      169,182       96,724
Shares received from reinvestment of:
  Dividends..........................................    30,506     15,014     17,034       21,054        3,948        2,832
  Capital gain distributions.........................                             636       33,279       24,858        4,567
                                                       --------   --------   --------   ----------   ----------   ----------
Total shares acquired................................   108,033     70,252     83,934      169,988      197,988      104,123
Total shares redeemed................................   (59,566)   (49,625)   (28,204)     (52,258)     (38,762)     (34,322)
                                                       --------   --------   --------   ----------   ----------   ----------
Net increase in shares owned.........................    48,467     20,627     55,730      117,730      159,226       69,801
Shares owned, beginning of year......................   236,633    216,006    160,276      400,533      241,307      171,506
                                                       --------   --------   --------   ----------   ----------   ----------
Shares owned, end of year............................   285,100    236,633    216,006      518,263      400,533      241,307
                                                       ========   ========   ========   ==========   ==========   ==========
Cost of shares acquired..............................  $810,396   $691,246   $934,435   $2,705,277   $4,652,210   $2,201,082
                                                       ========   ========   ========   ==========   ==========   ==========
Cost of shares redeemed..............................  $755,788   $646,746   $341,999   $1,034,785   $  786,150   $  630,868
                                                       ========   ========   ========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                       VARIABLE INSURANCE PRODUCTS FUND II
-----------------------------------------------------------------------------------------------------------------------------
                                                         ASSET MANAGER PORTFOLIO           INVESTMENT GRADE BOND PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                      2001        2000         1999         2001         2000         1999
-----------------------------------------------------------------------------------------------------------------------------
Shares purchased..................................    32,669      166,005       58,391       73,094       97,343       85,128
Shares received from reinvestment of:
  Dividends.......................................    11,394        6,331        4,685        9,322       10,018        4,150
  Capital gain distributions......................     4,273       14,915        5,934                                  1,302
                                                    --------   ----------   ----------   ----------   ----------   ----------
Total shares acquired.............................    48,336      187,251       69,010       82,416      107,361       90,580
Total shares redeemed.............................   (26,179)     (94,575)     (15,743)     (21,688)     (91,714)     (39,735)
                                                    --------   ----------   ----------   ----------   ----------   ----------
Net increase in shares owned......................    22,157       92,676       53,267       60,728       15,647       50,845
Shares owned, beginning of year...................   272,536      179,860      126,593      160,949      145,302       94,457
                                                    --------   ----------   ----------   ----------   ----------   ----------
Shares owned, end of year.........................   294,693      272,536      179,860      221,677      160,949      145,302
                                                    ========   ==========   ==========   ==========   ==========   ==========
Cost of shares acquired...........................  $713,905   $3,133,783   $1,204,348   $1,041,326   $1,242,414   $1,108,475
                                                    ========   ==========   ==========   ==========   ==========   ==========
Cost of shares redeemed...........................  $450,701   $1,593,606   $  255,398   $  263,078   $1,143,552   $  483,575
                                                    ========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                               VARIABLE INSURANCE PRODUCTS FUND II
----------------------------------------------------------------------------------------------------
                                                                       CONTRAFUND PORTFOLIO
----------------------------------------------------------------------------------------------------
                                                                 2001          2000          1999
----------------------------------------------------------------------------------------------------
Shares purchased............................................     102,706       162,185       136,907
Shares received from reinvestment of:
  Dividends.................................................       4,271         1,433         1,179
  Capital gain distributions................................      15,072        52,005         8,647
                                                              ----------    ----------    ----------
Total shares acquired.......................................     122,049       215,623       146,733
Total shares redeemed.......................................     (42,182)      (21,168)      (18,247)
                                                              ----------    ----------    ----------
Net increase in shares owned................................      79,867       194,455       128,486
Shares owned, beginning of year.............................     547,449       352,994       224,508
                                                              ----------    ----------    ----------
Shares owned, end of year...................................     627,316       547,449       352,994
                                                              ==========    ==========    ==========
Cost of shares acquired.....................................  $2,521,606    $5,454,135    $3,738,001
                                                              ==========    ==========    ==========
Cost of shares redeemed.....................................  $  814,196    $  361,928    $  296,631
                                                              ==========    ==========    ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                              NEUBERGER BERMAN ADVISERS
                                                                  MANAGEMENT TRUST
---------------------------------------------------------------------------------------
                                                              BALANCED         GROWTH
                                                              PORTFOLIO      PORTFOLIO
---------------------------------------------------------------------------------------
                                                                1999            1999
---------------------------------------------------------------------------------------
Shares purchased............................................     1,894            3,434
Shares received from reinvestment of:
  Dividends.................................................       628
  Capital gain distributions................................       930            4,649
                                                              --------       ----------
Total shares acquired.......................................     3,452            8,083
Total shares redeemed.......................................   (38,408)         (84,556)
                                                              --------       ----------
Net (decrease) increase in shares owned.....................   (34,956)         (76,473)
Shares owned, beginning of year.............................    34,956           76,473
                                                              --------       ----------
Shares owned, end of year...................................        --               --
                                                              ========       ==========
Cost of shares acquired.....................................  $ 53,427       $  193,400
                                                              ========       ==========
Cost of shares redeemed.....................................  $612,103       $2,171,599
                                                              ========       ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
---------------------------------------------------------------------------------------------------------------------------
                                                                LIMITED MATURITY
                                                                 BOND PORTFOLIO                   PARTNERS PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------
                                                           2001        2000       1999       2001       2000        1999
---------------------------------------------------------------------------------------------------------------------------
Shares purchased......................................      80,225     17,066     54,409     29,854     22,623      130,332
Shares received from reinvestment of:
  Dividends...........................................       5,592      6,147      3,965        577      1,270          222
  Capital gain distributions..........................                                        5,481     27,011          387
                                                        ----------   --------   --------   --------   --------   ----------
Total shares acquired.................................      85,817     23,213     58,374     35,912     50,904      130,941
Total shares redeemed.................................     (55,982)   (20,651)   (38,053)   (22,028)   (33,599)     (15,243)
                                                        ----------   --------   --------   --------   --------   ----------
Net increase in shares owned..........................      29,835      2,562     20,321     13,884     17,305      115,698
Shares owned, beginning of year.......................      84,991     82,429     62,108    145,906    128,601       12,903
                                                        ----------   --------   --------   --------   --------   ----------
Shares owned, end of year.............................     114,826     84,991     82,429    159,790    145,906      128,601
                                                        ==========   ========   ========   ========   ========   ==========
Cost of shares acquired...............................  $1,114,918   $295,278   $775,612   $544,323   $791,265   $2,587,656
                                                        ==========   ========   ========   ========   ========   ==========
Cost of shares redeemed...............................  $  745,926   $283,165   $522,741   $438,799   $661,844   $  269,372
                                                        ==========   ========   ========   ========   ========   ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                  AMERICAN CENTURY
                                                              VARIABLE PORTFOLIOS, INC.
---------------------------------------------------------------------------------------
                                                                 AMERICAN CENTURY VP
                                                                CAPITAL APPRECIATION
                                                                      PORTFOLIO
---------------------------------------------------------------------------------------
                                                                        1999
---------------------------------------------------------------------------------------
Shares purchased............................................             4,498
Shares received from reinvestment of:
  Dividends.................................................
  Capital gain distributions................................
                                                                      --------
Total shares acquired.......................................             4,498
Total shares redeemed.......................................           (91,069)
                                                                      --------
Net (decrease) increase in shares owned.....................           (86,571)
Shares owned, beginning of year.............................            86,571
                                                                      --------
Shares owned, end of year...................................                --
                                                                      ========
Cost of shares acquired.....................................          $ 40,967
                                                                      ========
Cost of shares redeemed.....................................          $873,490
                                                                      ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


--------------------------------------------------------------------------------------------------------------------------
                                                                          VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
                                                                 VAN ECK WORLDWIDE                VAN ECK WORLDWIDE
                                                                   BOND PORTFOLIO               HARD ASSETS PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
                                                             2001       2000       1999       2001       2000       1999
--------------------------------------------------------------------------------------------------------------------------
Shares purchased.........................................    19,042      8,290     12,314     10,761     21,226     22,265
Shares received from reinvestment of:
  Dividends..............................................     2,162      2,364      2,315        635        670        545
  Capital gain distributions.............................                           1,034
                                                           --------   --------   --------   --------   --------   --------
Total shares acquired....................................    21,204     10,654     15,663     11,396     21,896     22,810
Total shares redeemed....................................   (15,406)   (10,796)   (22,468)   (11,319)   (17,285)    (4,948)
                                                           --------   --------   --------   --------   --------   --------
Net increase (decrease) in shares owned..................     5,798       (142)    (6,805)        77      4,611     17,862
Shares owned, beginning of year..........................    49,349     49,491     56,296     57,348     52,737     34,875
                                                           --------   --------   --------   --------   --------   --------
Shares owned, end of year................................    55,147     49,349     49,491     57,425     57,348     52,737
                                                           ========   ========   ========   ========   ========   ========
Cost of shares acquired..................................  $207,495   $106,542   $173,521   $129,694   $244,415   $234,961
                                                           ========   ========   ========   ========   ========   ========
Cost of shares redeemed..................................  $174,400   $119,649   $241,074   $117,806   $248,920   $ 79,715
                                                           ========   ========   ========   ========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                          VAN ECK WORLDWIDE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------------------------
                                                                 VAN ECK WORLDWIDE                 VAN ECK WORLDWIDE
                                                             EMERGING MARKETS PORTFOLIO          REAL ESTATE PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------
                                                            2001        2000        1999       2001       2000       1999
---------------------------------------------------------------------------------------------------------------------------
Shares purchased........................................    67,111      122,622     64,480     20,947     15,895     11,666
Shares received from reinvestment of:
  Dividends.............................................                                          791        388        167
  Capital gain distributions............................
                                                          --------   ----------   --------   --------   --------   --------
Total shares acquired...................................    67,111      122,622     64,480     21,738     16,283     11,833
Total shares redeemed...................................   (43,407)     (21,422)   (39,010)   (16,052)    (5,970)    (2,824)
                                                          --------   ----------   --------   --------   --------   --------
Net increase in shares owned............................    23,704      101,200     25,470      5,686     10,313      9,009
Shares owned, beginning of year.........................   251,685      150,485    125,015     27,018     16,705      7,696
                                                          --------   ----------   --------   --------   --------   --------
Shares owned, end of year...............................   275,389      251,685    150,485     32,704     27,018     16,705
                                                          ========   ==========   ========   ========   ========   ========
Cost of shares acquired.................................  $526,459   $1,447,372   $622,693   $229,408   $154,588   $115,470
                                                          ========   ==========   ========   ========   ========   ========
Cost of shares redeemed.................................  $364,627   $  225,980   $566,431   $153,912   $ 54,969   $ 25,081
                                                          ========   ==========   ========   ========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                                                                      STRONG VARIABLE
                                                                                         INSURANCE         STRONG OPPORTUNITY
                                                    ALGER AMERICAN FUND                 FUNDS, INC.           FUND II, INC.
------------------------------------------------------------------------------------------------------------------------------
                                                       ALGER AMERICAN                 STRONG MID CAP       STRONG OPPORTUNITY
                                               SMALL CAPITALIZATION PORTFOLIO         GROWTH FUND II             FUND II
------------------------------------------------------------------------------------------------------------------------------
                                               2001         2000         1999        2001        2000        2001       2000
------------------------------------------------------------------------------------------------------------------------------
Shares purchased..........................      84,388       75,434       31,023     51,813       29,696     35,675      7,208
Shares received from reinvestment of:
  Dividends...............................         130                                                          170         17
  Capital gain distributions..............                   89,512       11,270                   2,518      6,849        912
                                            ----------   ----------   ----------   --------   ----------   --------   --------
Total shares acquired.....................      84,518      164,946       42,293     51,813       32,214     42,694      8,137
Total shares redeemed.....................     (25,757)     (15,504)      (9,858)    (8,139)      (1,551)    (6,240)      (803)
                                            ----------   ----------   ----------   --------   ----------   --------   --------
Net increase in shares owned..............      58,761      149,442       32,435     43,674       30,663     36,454      7,334
Shares owned, beginning of year...........     253,598      104,156       71,721     30,663                   7,334
                                            ----------   ----------   ----------   --------   ----------   --------   --------
Shares owned, end of year.................     312,359      253,598      104,156     74,337       30,663     43,788      7,334
                                            ==========   ==========   ==========   ========   ==========   ========   ========
Cost of shares acquired...................  $1,469,643   $5,233,056   $1,781,809   $945,745   $1,016,658   $934,962   $214,798
                                            ==========   ==========   ==========   ========   ==========   ========   ========
Cost of shares redeemed...................  $1,151,455   $  662,487   $  382,753   $277,324   $   48,281   $167,001   $ 22,532
                                            ==========   ==========   ==========   ========   ==========   ========   ========

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the years ended December 31, 2001, 2000 and 1999, the unit activity and unit values were as follows:
--------------------------------------------------------------------------------

                                                                                    OPTIONSVL
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................       6,764.41            142.01         6,906.42      $406.39
                                                                                                =========      =======
  Money Market Subaccount..............................      10,714.30           (827.77)        9,886.53      $270.70
                                                                                                =========      =======
  Bond Subaccount......................................       2,726.15            505.69         3,231.84      $313.96
                                                                                                =========      =======
  Balanced Subaccount**................................       1,962.24            (40.47)        1,921.77      $363.51
                                                                                                =========      =======
  Mid Cap Growth Subaccount**..........................       4,853.78            242.05         5,095.83      $522.22
                                                                                                =========      =======
  International Subaccount.............................       6,809.63             48.52         6,858.15      $331.89
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................       5,725.69            273.92         5,999.61      $183.08
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................       2,135.37          1,019.83         3,155.20      $198.17
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................       3,687.45           (519.09)        3,168.36      $243.93
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................       3,067.05          1,769.55         4,836.60      $201.99
                                                                                                =========      =======
  Equity 500 Index Subaccount..........................      24,885.50           (425.00)       24,460.50      $513.13
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      22,105.37           (999.01)       21,106.36      $455.43
                                                                                                =========      =======
  Growth Subaccount....................................      22,408.62             (9.31)       22,399.31      $525.16
                                                                                                =========      =======
  High Income Subaccount...............................       4,690.96            189.19         4,880.15      $216.88
                                                                                                =========      =======
  Overseas Subaccount..................................      13,206.56           (107.03)       13,099.53      $283.37
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................       6,281.47           (157.66)        6,123.81      $366.55
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................       2,507.67            959.77         3,467.44      $323.31
                                                                                                =========      =======
  Contrafund Subaccount................................      17,403.56           (240.54)       17,163.02      $356.04
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       2,061.78            (25.82)        2,035.96      $287.34
                                                                                                =========      =======
  Partners Subaccount..................................       8,107.94           (180.83)        7,927.11      $192.09
                                                                                                =========      =======
  Growth Subaccount....................................             --                --               --           --
                                                                                                =========      =======
  Balanced Subaccount..................................             --                --               --           --
                                                                                                =========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       1,756.34             23.62         1,779.96      $234.50
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............       1,636.15            (83.88)        1,552.27      $225.87
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       8,377.14           (211.24)        8,165.90      $147.09
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............         506.99            270.44           777.43      $205.66
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


                                                                                    OPTIONSVL
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      13,275.13            473.76        13,748.89      $170.29
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................             --                --               --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................       1,081.60          1,308.30         2,389.90      $115.23
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................         405.98            727.47         1,133.45      $189.45
                                                                                                =========      =======

** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONSVL
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................       6,651.36             113.05        6,764.41      $469.52
                                                                                                =========      =======
  Money Market Subaccount..............................      16,739.51          (6,025.21)      10,714.30      $262.85
                                                                                                =========      =======
  Bond Subaccount......................................       3,134.45            (408.30)       2,726.15      $294.19
                                                                                                =========      =======
  Managed Subaccount...................................       2,029.39             (67.15)       1,962.24      $393.56
                                                                                                =========      =======
  Aggressive Growth Subaccount.........................       4,846.73               7.05        4,853.78      $546.90
                                                                                                =========      =======
  International Subaccount.............................       6,631.16             178.47        6,809.63      $380.17
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................       4,050.45           1,675.24        5,725.69      $235.36
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................       1,272.45             862.92        2,135.37      $200.97
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................       1,716.79           1,970.66        3,687.45      $292.04
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................       2,100.44             966.61        3,067.05      $180.27
                                                                                                =========      =======
  Equity 500 Index Subaccount**........................      23,466.83           1,418.67       24,885.50      $588.60
                                                                                                =========      =======

---------------

**Prior to February 7, 2000, this subaccount was known as Fidelity Index 500 Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONSVL
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      22,324.31            (218.94)      22,105.37      $482.32
                                                                                                =========      =======
  Growth Subaccount....................................      21,242.68           1,165.94       22,408.62      $641.88
                                                                                                =========      =======
  High Income Subaccount...............................       4,953.38            (262.42)       4,690.96      $247.31
                                                                                                =========      =======
  Overseas Subaccount..................................      10,508.23           2,698.33       13,206.56      $361.81
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................       6,542.28            (260.81)       6,281.47      $384.68
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................       3,652.83          (1,145.16)       2,507.67      $300.03
                                                                                                =========      =======
  Contrafund Subaccount................................      15,977.06           1,426.50       17,403.56      $408.38
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       2,430.71            (368.93)       2,061.78      $265.87
                                                                                                =========      =======
  Partners Subaccount..................................       9,126.46          (1,018.52)       8,107.94      $198.98
                                                                                                =========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                                =========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                                =========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       1,877.04            (120.70)       1,756.34      $248.74
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............       1,614.27              21.88        1,636.15      $253.89
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       6,314.58           2,062.56        8,377.14      $150.79
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............         467.88              39.11          506.99      $196.52
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      11,780.98           1,494.15       13,275.13      $243.17
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --           1,081.60        1,081.60      $167.54
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --             405.98          405.98      $198.73
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONSVL
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................       5,815.13             836.23        6,651.36      $430.72
                                                                                               ==========      =======
  Money Market Subaccount..............................      13,907.22           2,832.29       16,739.51      $249.25
                                                                                               ==========      =======
  Bond Subaccount......................................       3,245.75            (111.30)       3,134.45      $270.12
                                                                                               ==========      =======
  Managed Subaccount...................................       1,183.28             846.11        2,029.39      $364.01
                                                                                               ==========      =======
  Aggressive Growth Subaccount.........................       4,724.17             122.56        4,846.73      $397.88
                                                                                               ==========      =======
  International Subaccount.............................       6,049.59             581.57        6,631.16      $393.68
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................         875.15           3,175.30        4,050.45      $292.28
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................         891.39             381.06        1,272.45      $198.77
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................       1,234.37             482.42        1,716.79      $372.54
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................       1,322.63             777.81        2,100.44      $150.09
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................      20,247.80           2,076.51       22,324.31      $447.75
                                                                                               ==========      =======
  Growth Subaccount....................................      19,521.51           1,721.17       21,242.68      $725.74
                                                                                               ==========      =======
  High Income Subaccount...............................       4,312.22             641.16        4,953.38      $321.07
                                                                                               ==========      =======
  Overseas Subaccount..................................       9,264.91           1,243.32       10,508.23      $450.18
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................       5,790.06             752.22        6,542.28      $403.01
                                                                                               ==========      =======
  Index 500 Subaccount.................................      19,530.43           3,936.40       23,466.83      $652.53
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................       2,917.52             735.31        3,652.83      $271.52
                                                                                               ==========      =======
  Contrafund Subaccount................................      12,834.10           3,142.96       15,977.06      $440.18
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       2,252.18             178.53        2,430.71      $250.59
                                                                                               ==========      =======
  Partners Subaccount..................................       1,019.04           8,107.42        9,126.46      $198.87
                                                                                               ==========      =======
  Growth Subaccount....................................       3,808.69          (3,808.69)             --           --
                                                                                               ==========      =======
  Balanced Subaccount..................................       1,196.92          (1,196.92)             --           --
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                    OPTIONSVL
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................       2,380.84            (503.80)       1,877.04      $245.75
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............       1,140.79             473.48        1,614.27      $229.36
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       6,240.71              73.87        6,314.58      $261.06
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............         299.20             168.68          467.88      $166.62
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      10,687.43           1,093.55       11,780.98      $336.18
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................       2,669.55          (2,669.55)             --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --                 --              --           --
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --                 --              --           --
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONS VL
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................       1,429.49             103.34        1,532.83      $406.39
                                                                                                =========      =======
  Money Market Subaccount..............................       2,400.43          (1,405.45)         994.98      $270.70
                                                                                                =========      =======
  Bond Subaccount......................................       1,278.56             123.15        1,401.71      $313.96
                                                                                                =========      =======
  Balanced Subaccount**................................         702.28               8.15          710.43      $363.51
                                                                                                =========      =======
  Mid Cap Growth Subaccount**..........................         986.94              22.97        1,009.91      $522.22
                                                                                                =========      =======
  International Subaccount.............................       1,800.19             363.89        2,164.08      $331.89
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................       1,070.51             204.91        1,275.42      $183.08
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................         414.00              (7.74)         406.26      $198.17
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................         737.84            (101.93)         635.91      $243.93
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................         726.16             212.63          938.79      $201.99
                                                                                                =========      =======
  Equity 500 Index Subaccount..........................       5,839.31             459.55        6,298.86      $513.13
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................       2,731.42             705.59        3,437.01      $455.43
                                                                                                =========      =======
  Growth Subaccount....................................       3,473.25             601.47        4,074.72      $525.16
                                                                                                =========      =======
  High Income Subaccount...............................       1,965.48             (76.43)       1,889.05      $216.88
                                                                                                =========      =======
  Overseas Subaccount..................................       3,236.77             229.24        3,466.01      $283.37
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................         699.64               5.67          705.31      $366.55
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................       2,226.65              66.90        2,293.55      $323.31
                                                                                                =========      =======
  Contrafund Subaccount................................       4,238.05             420.51        4,658.56      $356.04
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       1,453.18             353.71        1,806.89      $287.34
                                                                                                =========      =======
  Partners Subaccount..................................       2,419.53              71.84        2,491.37      $192.09
                                                                                                =========      =======
  Growth Subaccount....................................             --                 --              --           --
                                                                                                =========      =======
  Balanced Subaccount..................................             --                 --              --           --
                                                                                                =========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         101.97              10.86          112.83      $234.50
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............         442.27              35.59          477.86      $225.87
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........         831.07              30.17          861.24      $147.09
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............          62.81              31.05           93.86      $205.66
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONS VL
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       4,623.49             671.27        5,294.76      $170.29
                                                                                                =========      =======
American Century Fund:
  American Century Subaccount..........................             --                 --              --           --
                                                                                                =========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................         387.45             747.51        1,134.96      $115.23
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................          18.94             248.68          267.62      $189.45
                                                                                                =========      =======

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONSVL
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................       1,237.25              192.24       1,429.49      $469.52
                                                                                               ==========      =======
  Money Market Subaccount..............................       6,197.36           (3,796.93)      2,400.43      $262.85
                                                                                               ==========      =======
  Bond Subaccount......................................       1,447.22             (168.66)      1,278.56      $294.19
                                                                                               ==========      =======
  Managed Subaccount...................................         784.36              (82.08)        702.28      $393.56
                                                                                               ==========      =======
  Aggressive Growth Subaccount.........................         762.66              224.28         986.94      $546.90
                                                                                               ==========      =======
  International Subaccount.............................       1,484.77              315.42       1,800.19      $380.17
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................         725.16              345.35       1,070.51      $235.36
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................         279.75              134.25         414.00      $200.97
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................         175.29              562.55         737.84      $292.04
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................         727.97               (1.81)        726.16      $180.27
                                                                                               ==========      =======
  Equity 500 Index Subaccount**........................       5,190.85              648.46       5,839.31      $588.60
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................       3,028.98             (297.56)      2,731.42      $482.32
                                                                                               ==========      =======
  Growth Subaccount....................................       2,608.38              864.87       3,473.25      $641.88
                                                                                               ==========      =======
  High Income Subaccount...............................       2,037.63              (72.15)      1,965.48      $247.31
                                                                                               ==========      =======
  Overseas Subaccount..................................       2,189.68            1,047.09       3,236.77      $361.81
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................         596.73              102.91         699.64      $384.68
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................       2,029.75              196.90       2,226.65      $300.03
                                                                                               ==========      =======
  Contrafund Subaccount................................       3,404.20              833.85       4,238.05      $408.38
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       1,288.91              164.27       1,453.18      $265.87
                                                                                               ==========      =======
  Partners Subaccount..................................       2,318.28              101.25       2,419.53      $198.98
                                                                                               ==========      =======
  Growth Subaccount....................................             --                  --             --           --
                                                                                               ==========      =======
  Balanced Subaccount..................................             --                  --             --           --
                                                                                               ==========      =======

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONSVL
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         109.53               (7.56)        101.97      $248.74
                                                                                               ==========      =======
  Van Eck Worldwide Hard Assets Subaccount.............         424.66               17.61         442.27      $253.89
                                                                                               ==========      =======
  Van Eck Worldwide Emerging Markets Subaccount........         693.04              138.03         831.07      $150.79
                                                                                               ==========      =======
  Van Eck Worldwide Real Estate Subaccount.............         101.59              (38.78)         62.81      $196.52
                                                                                               ==========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       3,586.35            1,037.14       4,623.49      $243.17
                                                                                               ==========      =======
American Century Fund:
  American Century Subaccount..........................             --                  --             --           --
                                                                                               ==========      =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................             --              387.45         387.45      $167.54
                                                                                               ==========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --               18.94          18.94      $198.73
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONSVL
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................          783.26             453.99       1,237.25      $430.72
                                                                                               ===========     =======
  Money Market Subaccount..............................        4,417.77           1,779.59       6,197.36      $249.25
                                                                                               ===========     =======
  Bond Subaccount......................................        1,276.11             171.11       1,447.22      $270.12
                                                                                               ===========     =======
  Managed Subaccount...................................          473.43             310.93         784.36      $364.01
                                                                                               ===========     =======
  Aggressive Growth Subaccount.........................          466.71             295.95         762.66      $397.88
                                                                                               ===========     =======
  International Subaccount.............................          698.06             786.71       1,484.77      $393.68
                                                                                               ===========     =======
  All Pro Large Cap Growth Subaccount..................           63.90             661.26         725.16      $292.28
                                                                                               ===========     =======
  All Pro Large Cap Value Subaccount...................          187.54              92.21         279.75      $198.77
                                                                                               ===========     =======
  All Pro Small Cap Growth Subaccount..................           69.19             106.10         175.29      $372.54
                                                                                               ===========     =======
  All Pro Small Cap Value Subaccount...................          257.34             470.63         727.97      $150.09
                                                                                               ===========     =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................        2,393.63             635.35       3,028.98      $447.75
                                                                                               ===========     =======
  Growth Subaccount....................................        1,703.62             904.76       2,608.38      $725.74
                                                                                               ===========     =======
  High Income Subaccount...............................        1,744.55             293.08       2,037.63      $321.07
                                                                                               ===========     =======
  Overseas Subaccount..................................        1,430.67             759.01       2,189.68      $450.18
                                                                                               ===========     =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................          377.08             219.65         596.73      $403.01
                                                                                               ===========     =======
  Index 500 Subaccount.................................        3,064.65           2,126.20       5,190.85      $652.53
                                                                                               ===========     =======
  Investment Grade Bond Subaccount.....................        1,387.16             642.59       2,029.75      $271.52
                                                                                               ===========     =======
  Contrafund Subaccount................................        2,427.94             976.26       3,404.20      $440.18
                                                                                               ===========     =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................        1,072.80             216.11       1,288.91      $250.59
                                                                                               ===========     =======
  Partners Subaccount..................................          165.11           2,153.17       2,318.28      $198.87
                                                                                               ===========     =======
  Growth Subaccount....................................          916.33            (916.33)            --           --
                                                                                               ===========     =======
  Balanced Subaccount..................................          343.56            (343.56)            --           --
                                                                                               ===========     =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................           67.22              42.31         109.53      $245.75
                                                                                               ===========     =======
  Van Eck Worldwide Hard Assets Subaccount.............          377.33              47.33         424.66      $229.36
                                                                                               ===========     =======
  Van Eck Worldwide Emerging Markets Subaccount........          454.13             238.91         693.04      $261.06
                                                                                               ===========     =======
  Van Eck Worldwide Real Estate Subaccount.............            4.29              97.30         101.59      $166.62
                                                                                               ===========     =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                               SURVIVOR OPTIONSVL
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Alger American Fund:
  Alger American Small Capitalization Subaccount.......        2,552.61           1,033.74       3,586.35      $336.18
                                                                                               ===========     =======
American Century Fund:
  American Century Subaccount..........................          505.36            (505.36)            --           --
                                                                                               ===========     =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................              --                 --             --           --
                                                                                               ===========     =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................              --                 --             --           --
                                                                                               ===========     =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................       3,308.82             994.59        4,303.41      $255.57
                                                                                               ==========      =======
  Money Market Subaccount..............................      11,973.29           7,602.27       19,575.56      $149.76
                                                                                               ==========      =======
  Bond Subaccount......................................         534.60             734.46        1,269.06      $188.97
                                                                                               ==========      =======
  Balanced Subaccount**................................         441.00             364.73          805.73      $231.61
                                                                                               ==========      =======
  Mid Cap Growth Subaccount**..........................       1,594.54           1,316.23        2,910.77      $332.71
                                                                                               ==========      =======
  International Subaccount.............................       1,429.18           1,539.09        2,968.27      $192.86
                                                                                               ==========      =======
  All Pro Large Cap Growth Subaccount..................       5,828.18           4,738.40       10,566.58      $ 91.30
                                                                                               ==========      =======
  All Pro Large Cap Value Subaccount...................       3,810.85           8,780.13       12,590.98      $ 98.82
                                                                                               ==========      =======
  All Pro Small Cap Growth Subaccount..................       6,218.46           2,564.73        8,783.19      $121.64
                                                                                               ==========      =======
  All Pro Small Cap Value Subaccount...................       3,760.62           6,031.28        9,791.90      $100.73
                                                                                               ==========      =======
  Equity 500 Index Subaccount..........................      17,926.38           9,412.87       27,339.25      $274.05
                                                                                               ==========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................       9,266.49           4,998.48       14,264.97      $255.02
                                                                                               ==========      =======
  Growth Subaccount....................................      14,989.79           9,481.23       24,471.02      $270.76
                                                                                               ==========      =======
  High Income Subaccount...............................       1,935.02             919.84        2,854.86      $108.09
                                                                                               ==========      =======
  Overseas Subaccount..................................      11,711.31           6,481.30       18,192.61      $129.46
                                                                                               ==========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................       8,337.82             841.72        9,179.54      $184.98
                                                                                               ==========      =======
  Investment Grade Bond Subaccount.....................       3,730.56           2,001.78        5,732.34      $162.12
                                                                                               ==========      =======
  Contrafund Subaccount................................      19,611.48           6,507.35       26,118.83      $177.19
                                                                                               ==========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................       1,169.15           1,622.47        2,791.62      $145.61
                                                                                               ==========      =======
  Partners Subaccount..................................       1,637.53           1,633.69        3,271.22      $ 95.79
                                                                                               ==========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         127.79             233.57          361.36      $119.53
                                                                                               ==========      =======
  Van Eck Worldwide Hard Assets Subaccount.............       1,008.47              48.81        1,057.28      $103.37
                                                                                               ==========      =======
  Van Eck Worldwide Emerging Markets Subaccount........       8,992.06           2,974.38       11,966.44      $ 73.20
                                                                                               ==========      =======
  Van Eck Worldwide Real Estate Subaccount.............       1,518.34            (156.36)       1,361.98      $102.56
                                                                                               ==========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......      11,627.97           9,208.25       20,836.22      $ 84.75
                                                                                               ==========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................       1,696.07           7,932.42        9,628.49      $ 57.52
                                                                                               ==========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................         690.72           5,086.63        5,777.35      $ 94.56
                                                                                               ==========      =======

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................        1,670.22           1,638.60       3,308.82      $295.27
                                                                                               ===========     =======
  Money Market Subaccount..............................       10,838.23           1,135.06      11,973.29      $145.42
                                                                                               ===========     =======
  Bond Subaccount......................................          325.93             208.67         534.60      $177.07
                                                                                               ===========     =======
  Managed Subaccount...................................          105.51             335.49         441.00      $250.75
                                                                                               ===========     =======
  Aggressive Growth Subaccount.........................          274.32           1,320.22       1,594.54      $348.44
                                                                                               ===========     =======
  International Subaccount.............................          456.09             973.09       1,429.18      $220.92
                                                                                               ===========     =======
  All Pro Large Cap Growth Subaccount..................        2,399.75           3,428.43       5,828.18      $117.37
                                                                                               ===========     =======
  All Pro Large Cap Value Subaccount...................        1,496.99           2,313.86       3,810.85      $100.22
                                                                                               ===========     =======
  All Pro Small Cap Growth Subaccount..................        1,572.90           4,645.56       6,218.46      $145.63
                                                                                               ===========     =======
  All Pro Small Cap Value Subaccount...................        1,697.26           2,063.36       3,760.62      $ 89.89
                                                                                               ===========     =======
  Equity 500 Index Subaccount**........................        7,052.43          10,873.95      17,926.38      $314.36
                                                                                               ===========     =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................        4,391.66           4,874.83       9,266.49      $270.08
                                                                                               ===========     =======
  Growth Subaccount....................................        4,671.29          10,318.50      14,989.79      $330.94
                                                                                               ===========     =======
  High Income Subaccount...............................          979.93             955.09       1,935.02      $123.26
                                                                                               ===========     =======
  Overseas Subaccount..................................        4,097.91           7,613.40      11,711.31      $165.29
                                                                                               ===========     =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................        2,105.17           6,232.65       8,337.82      $194.13
                                                                                               ===========     =======
  Investment Grade Bond Subaccount.....................        1,387.39           2,343.17       3,730.56      $150.45
                                                                                               ===========     =======
  Contrafund Subaccount................................        7,750.33          11,861.15      19,611.48      $203.24
                                                                                               ===========     =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................        1,041.01             128.14       1,169.15      $134.73
                                                                                               ===========     =======
  Partners Subaccount..................................        1,521.09             116.44       1,637.53      $ 99.22
                                                                                               ===========     =======

---------------

** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................           73.25              54.54         127.79      $126.79
                                                                                               ===========     =======
  Van Eck Worldwide Hard Assets Subaccount.............          681.43             327.04       1,008.47      $116.20
                                                                                               ===========     =======
  Van Eck Worldwide Emerging Markets Subaccount........        2,249.69           6,742.37       8,992.06      $ 75.04
                                                                                               ===========     =======
  Van Eck Worldwide Real Estate Subaccount.............          425.33           1,093.01       1,518.34      $ 98.00
                                                                                               ===========     =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......        3,200.32           8,427.65      11,627.97      $121.02
                                                                                               ===========     =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................              --           1,696.07       1,696.07      $ 83.71
                                                                                               ===========     =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................              --             690.72         690.72      $ 99.30
                                                                                               ===========     =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................         --                1,670.22       1,670.22      $271.14
                                                                                               ===========     =======
  Money Market Subaccount..............................         --               10,838.23      10,838.23      $138.03
                                                                                               ===========     =======
  Bond Subaccount......................................         --                  325.93         325.93      $162.75
                                                                                               ===========     =======
  Managed Subaccount...................................         --                  105.51         105.51      $232.16
                                                                                               ===========     =======
  Aggressive Growth Subaccount.........................         --                  274.32         274.32      $253.74
                                                                                               ===========     =======
  International Subaccount.............................         --                  456.09         456.09      $229.00
                                                                                               ===========     =======
  All Pro Large Cap Growth Subaccount..................         --                2,399.75       2,399.75      $145.90
                                                                                               ===========     =======
  All Pro Large Cap Value Subaccount...................         --                1,496.99       1,496.99      $ 99.22
                                                                                               ===========     =======
  All Pro Small Cap Growth Subaccount..................         --                1,572.90       1,572.90      $185.96
                                                                                               ===========     =======
  All Pro Small Cap Value Subaccount...................         --                1,697.26       1,697.26      $ 74.92
                                                                                               ===========     =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................         --                4,391.66       4,391.66      $250.97
                                                                                               ===========     =======
  Growth Subaccount....................................         --                4,671.29       4,671.29      $374.55
                                                                                               ===========     =======
  High Income Subaccount...............................         --                  979.93         979.93      $160.18
                                                                                               ===========     =======
  Overseas Subaccount..................................         --                4,097.91       4,097.91      $205.87
                                                                                               ===========     =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................         --                2,105.17       2,105.17      $203.59
                                                                                               ===========     =======
  Index 500 Subaccount.................................         --                7,052.43       7,052.43      $348.85
                                                                                               ===========     =======
  Investment Grade Bond Subaccount.....................         --                1,387.39       1,387.39      $136.28
                                                                                               ===========     =======
  Contrafund Subaccount................................         --                7,750.33       7,750.33      $219.28
                                                                                               ===========     =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................         --                1,041.01       1,041.01      $127.12
                                                                                               ===========     =======
  Partners Subaccount..................................         --                1,521.09       1,521.09      $ 99.27
                                                                                               ===========     =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                                 OPTIONS PREMIER
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         --                   73.25          73.25      $125.38
                                                                                               ===========     =======
  Van Eck Worldwide Hard Assets Subaccount.............         --                  681.43         681.43      $105.08
                                                                                               ===========     =======
  Van Eck Worldwide Emerging Markets Subaccount........         --                2,249.69       2,249.69      $130.05
                                                                                               ===========     =======
  Van Eck Worldwide Real Estate Subaccount.............         --                  425.33         425.33      $ 83.17
                                                                                               ===========     =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......         --                3,200.32       3,200.32      $167.47
                                                                                               ===========     =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................         --                      --             --           --
                                                                                               ===========     =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................         --                      --             --           --
                                                                                               ===========     =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                            SURVIVOR OPTIONS PREMIER
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  All Pro Broad Equity Subaccount**....................          55.39             29.13            84.52      $255.57
                                                                                                =========      =======
  Money Market Subaccount..............................       1,036.72            345.02         1,381.74      $149.76
                                                                                                =========      =======
  Bond Subaccount......................................          11.55            354.93           366.48      $188.97
                                                                                                =========      =======
  Balanced Subaccount**................................          15.28             90.29           105.57      $231.61
                                                                                                =========      =======
  Mid Cap Growth Subaccount**..........................          50.04             92.66           142.70      $332.71
                                                                                                =========      =======
  International Subaccount.............................          54.88             34.13            89.01      $192.86
                                                                                                =========      =======
  All Pro Large Cap Growth Subaccount..................         130.70            278.64           409.34      $ 91.30
                                                                                                =========      =======
  All Pro Large Cap Value Subaccount...................          52.43            249.90           302.33      $ 98.82
                                                                                                =========      =======
  All Pro Small Cap Growth Subaccount..................         150.11            323.67           473.78      $121.64
                                                                                                =========      =======
  All Pro Small Cap Value Subaccount...................          97.27            135.97           233.24      $100.73
                                                                                                =========      =======
  Equity 500 Index Subaccount..........................       1,346.88            955.81         2,302.69      $274.05
                                                                                                =========      =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................         552.73            269.37           822.10      $255.02
                                                                                                =========      =======
  Growth Subaccount....................................       3,038.45            631.99         3,670.44      $270.76
                                                                                                =========      =======
  High Income Subaccount...............................         154.55             63.98           218.53      $108.09
                                                                                                =========      =======
  Overseas Subaccount..................................         454.96            413.88           868.84      $129.46
                                                                                                =========      =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................          38.53            143.37           181.90      $184.98
                                                                                                =========      =======
  Investment Grade Bond Subaccount.....................          42.71            160.45           203.16      $162.12
                                                                                                =========      =======
  Contrafund Subaccount................................         594.66            511.83         1,106.49      $177.19
                                                                                                =========      =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................          11.92             40.90            52.82      $145.61
                                                                                                =========      =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................           8.53              8.49            17.02      $119.53
                                                                                                =========      =======
  Van Eck Worldwide Hard Assets Subaccount.............          47.90             41.57            89.47      $103.37
                                                                                                =========      =======
  Van Eck Worldwide Emerging Markets Subaccount........         132.58            206.97           339.55      $ 73.20
                                                                                                =========      =======
  Van Eck Worldwide Real Estate Subaccount.............          12.29             94.14           106.43      $102.56
                                                                                                =========      =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......       1,374.52            304.03         1,678.55      $ 84.75
                                                                                                =========      =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                            SURVIVOR OPTIONS PREMIER
                                                                                      2001
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................       3,796.47            451.27         4,247.74      $ 57.52
                                                                                                =========      =======
Strong Opportunity Fund II, Inc.:
  Strong Opportunity Fund II...........................             --            163.68           163.68      $ 94.56
                                                                                                =========      =======

---------------
** Prior to January 29, 2001, the Market Street Fund All Pro Broad Equity,
   Balanced and Mid Cap Growth Subaccounts were known as the Market Street Fund Growth, Managed and Aggressive Growth Subaccounts, respectively.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                            SURVIVOR OPTIONS PREMIER
                                                                                      2000
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................         8.48               46.91           55.39       $295.27
                                                                                                ========       =======
  Money Market Subaccount..............................       306.46              730.26        1,036.72       $145.42
                                                                                                ========       =======
  Bond Subaccount......................................           --               11.55           11.55       $177.07
                                                                                                ========       =======
  Managed Subaccount...................................           --               15.28           15.28       $250.75
                                                                                                ========       =======
  Aggressive Growth Subaccount.........................           --               50.04           50.04       $348.44
                                                                                                ========       =======
  International Subaccount.............................           --               54.88           54.88       $220.92
                                                                                                ========       =======
  All Pro Large Cap Growth Subaccount..................        12.95              117.75          130.70       $117.37
                                                                                                ========       =======
  All Pro Large Cap Value Subaccount...................        28.56               23.87           52.43       $100.22
                                                                                                ========       =======
  All Pro Small Cap Growth Subaccount..................         8.13              141.98          150.11       $145.63
                                                                                                ========       =======
  All Pro Small Cap Value Subaccount...................        20.17               77.10           97.27       $ 89.89
                                                                                                ========       =======
  Equity 500 Index Subaccount**........................       547.58              799.30        1,346.88       $314.36
                                                                                                ========       =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................       153.97              398.76          552.73       $270.08
                                                                                                ========       =======
  Growth Subaccount....................................       204.10            2,834.35        3,038.45       $330.94
                                                                                                ========       =======
  High Income Subaccount...............................           --              154.55          154.55       $123.26
                                                                                                ========       =======
  Overseas Subaccount..................................         9.18              445.78          454.96       $165.29
                                                                                                ========       =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................           --               38.53           38.53       $194.13
                                                                                                ========       =======
  Investment Grade Bond Subaccount.....................           --               42.71           42.71       $150.45
                                                                                                ========       =======
  Contrafund Subaccount................................         7.35              587.31          594.66       $203.24
                                                                                                ========       =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................         7.43                4.49           11.92       $134.73
                                                                                                ========       =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................           --                8.53            8.53       $126.79
                                                                                                ========       =======
  Van Eck Worldwide Hard Assets Subaccount.............         8.99               38.91           47.90       $116.20
                                                                                                ========       =======
  Van Eck Worldwide Emerging Markets Subaccount........           --              132.58          132.58       $ 75.04
                                                                                                ========       =======
  Van Eck Worldwide Real Estate Subaccount.............        18.17               (5.88)          12.29       $ 98.00
                                                                                                ========       =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......           --            1,374.52        1,374.52       $121.02
                                                                                                ========       =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................           --            3,796.47        3,796.47       $ 83.71
                                                                                                ========       =======

---------------
** Prior to February 7, 2000, this subaccount was known as Fidelity Index 500
   Subaccount.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


------------------------------------------------------------------------------------------------------------------------
                                                                            SURVIVOR OPTIONS PREMIER
                                                                                      1999
------------------------------------------------------------------------------------------------------------------------
                                                                             NET (DECREASE)/
                                                            UNITS OWNED        INCREASE IN     UNITS OWNED   UNIT VALUE
                                                         BEGINNING OF YEAR     UNITS OWNED     END OF YEAR   END OF YEAR
------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
  Growth Subaccount....................................         --                 8.48            8.48        $271.14
                                                                                                 ======        =======
  Money Market Subaccount..............................         --               306.46          306.46        $138.03
                                                                                                 ======        =======
  Bond Subaccount......................................         --                   --              --             --
                                                                                                 ======        =======
  Managed Subaccount...................................         --                   --              --             --
                                                                                                 ======        =======
  Aggressive Growth Subaccount.........................         --                   --              --             --
                                                                                                 ======        =======
  International Subaccount.............................         --                   --              --             --
                                                                                                 ======        =======
  All Pro Large Cap Growth Subaccount..................         --                12.95           12.95        $145.90
                                                                                                 ======        =======
  All Pro Large Cap Value Subaccount...................         --                28.56           28.56        $ 99.22
                                                                                                 ======        =======
  All Pro Small Cap Growth Subaccount..................         --                 8.13            8.13        $185.96
                                                                                                 ======        =======
  All Pro Small Cap Value Subaccount...................         --                20.17           20.17        $ 74.92
                                                                                                 ======        =======
Variable Insurance Products Fund:
  Equity-Income Subaccount.............................         --               153.97          153.97        $250.97
                                                                                                 ======        =======
  Growth Subaccount....................................         --               204.10          204.10        $374.55
                                                                                                 ======        =======
  High Income Subaccount...............................         --                   --              --             --
                                                                                                 ======        =======
  Overseas Subaccount..................................         --                 9.18            9.18        $205.87
                                                                                                 ======        =======
Variable Insurance Products Fund II:
  Asset Manager Subaccount.............................         --                   --              --             --
                                                                                                 ======        =======
  Index 500 Subaccount.................................         --               547.58          547.58        $348.85
                                                                                                 ======        =======
  Investment Grade Bond Subaccount.....................         --                   --              --             --
                                                                                                 ======        =======
  Contrafund Subaccount................................         --                 7.35            7.35        $219.28
                                                                                                 ======        =======
Neuberger Berman Advisers Management Trust:
  Limited Maturity Bond Subaccount.....................         --                 7.43            7.43        $127.12
                                                                                                 ======        =======
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Subaccount....................         --                   --              --             --
                                                                                                 ======        =======
  Van Eck Worldwide Hard Assets Subaccount.............         --                 8.99            8.99        $105.08
                                                                                                 ======        =======
  Van Eck Worldwide Emerging Markets Subaccount........         --                   --              --             --
                                                                                                 ======        =======
  Van Eck Worldwide Real Estate Subaccount.............         --                18.17           18.17        $ 83.17
                                                                                                 ======        =======
Alger American Fund:
  Alger American Small Capitalization Subaccount.......         --                   --              --             --
                                                                                                 ======        =======
Strong Variable Insurance Funds, Inc.:
  Strong Mid Cap Growth Fund II........................         --                   --              --             --
                                                                                                 ======        =======

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED


--------------------------------------------------------------------------------

The financial highlights of each investment of the Separate Account at December 31, 2001 and for the year then ended is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                       AT DECEMBER 31, 2001                        FOR THE YEAR ENDED DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                                                                              NET*
                                         UNIT FAIR VALUE      AVERAGE      INVESTMENT     EXPENSE RATIO**      TOTAL RETURN***
                              UNITS     LOWEST TO HIGHEST   NET ASSETS    INCOME RATIO   LOWEST TO HIGHEST    LOWEST TO HIGHEST
---------------------------------------------------------------------------------------------------------------------------------
Market Street Fund, Inc.:
 All Pro Broad Equity
   Portfolio..............  12,827.18   $255.57 to $406.39  $ 4,430,318       1.83%        0.65% to 0.76%      -13.53% to -13.44%
 Money Market Portfolio...  31,838.81   $149.76 to $270.70  $ 5,656,344       2.46%        0.65% to 0.78%          2.88% to 2.99%
 Bond Portfolio...........   6,269.09   $188.97 to $313.96  $ 1,465,207       4.94%        0.52% to 0.73%          6.62% to 6.72%
 Balanced Portfolio.......   3,543.50   $231.61 to $363.51  $ 1,173,873       3.25%        0.65% to 0.76%        -7.73% to -7.63%
 Mid Cap Growth
   Portfolio..............   9,159.21   $332.71 to $522.22  $ 3,830,110      13.11%        0.65% to 0.77%        -4.61% to -4.51%
 International
   Portfolio..............  12,079.51   $192.86 to $331.89  $ 3,500,182       3.33%        0.65% to 0.76%      -12.79% to -12.70%
 All Pro Large Cap Growth
   Portfolio..............  18,250.95   $ 91.30 to $183.08  $ 2,174,982      -0.72%        0.65% to 0.76%      -22.29% to -22.21%
 All Pro Large Cap Value
   Portfolio..............  16,454.77   $ 98.82 to $198.17  $ 1,454,310      -0.13%        0.65% to 0.76%        -1.49% to -1.39%
 All Pro Small Cap Growth
   Portfolio..............  13,061.24   $121.64 to $243.93  $ 1,959,654      -0.85%        0.66% to 0.76%      -16.56% to -16.47%
 All Pro Small Cap Value
   Portfolio..............  15,800.53   $100.73 to $201.99  $ 1,547,778      -0.36%        0.65% to 0.77%        11.94% to 12.05%
 Equity 500 Index
   Portfolio..............  60,401.30   $274.05 to $513.13  $23,099,228       0.46%        0.65% to 0.75%      -12.91% to -12.82%
Variable Insurance
 Products Fund:
 Equity-Income
   Portfolio..............  39,630.44   $255.02 to $455.43  $14,537,372       0.97%        0.65% to 0.75%        -5.67% to -5.57%
 Growth Portfolio.........  54,615.49   $270.76 to $525.16  $20,923,339      -0.64%        0.65% to 0.75%      -18.27% to -18.19%
 High Income Portfolio....   9,842.59   $108.09 to $216.88  $ 1,923,007      11.85%        0.65% to 0.77%      -12.39% to -12.31%
 Overseas Portfolio.......  35,626.99   $129.46 to $283.37  $ 7,233,128       4.43%        0.65% to 0.75%      -21.76% to -21.68%
Variable Insurance
 Products Fund II:
 Asset Manager
   Portfolio..............  16,190.56   $184.98 to $366.55  $ 4,187,069       3.37%        0.65% to 0.75%        -4.81% to -4.71%
 Investment Grade Bond
   Portfolio..............  11,696.49   $162.12 to $323.31  $ 2,328,540       4.11%        0.65% to 0.75%          7.65% to 7.76%
 Contrafund Portfolio.....  49,046.90   $177.19 to $356.04  $12,145,707       0.04%        0.65% to 0.75%      -12.90% to -12.81%
Neuberger Berman Advisers
 Management Trust:
 Limited Maturity Bond
   Portfolio..............   6,687.29   $145.61 to $287.34  $ 1,443,792       4.19%        0.66% to 0.78%          7.97% to 8.07%
 Partners Portfolio.......  13,689.70   $ 95.79 to $192.09  $ 2,254,840      -0.29%        0.65% to 0.75%        -3.56% to -3.46%
Van Eck Worldwide
 InsuranceTrust:
 Van Eck Worldwide Bond
   Portfolio..............   2,271.17   $119.53 to $234.50  $   493,214       3.65%        0.64% to 0.75%        -5.82% to -5.73%
 Van Eck Worldwide Hard
   Assets Portfolio.......   3,176.88   $103.37 to $225.87  $   631,138       0.43%        0.65% to 0.76%      -11.12% to -11.04%
 Van Eck Worldwide
   Emerging Markets
   Portfolio..............  21,333.13   $ 73.20 to $147.09  $ 2,103,493      -0.74%        0.65% to 0.77%        -2.55% to -2.45%
 Van Eck Worldwide Real
   Estate Portfolio.......   2,339.70   $102.56 to $205.66  $   288,305       1.99%        0.65% to 0.74%          4.55% to 4.65%
Alger American Fund:
 Alger American Small
   Capitalization
   Portfolio..............  41,558.42   $ 84.75 to $170.29  $ 4,997,767      -0.65%        0.66% to 0.76%      -30.04% to -29.97%
Strong Variable Insurance
 Funds, Inc.:
 Strong Mid Cap Growth
   Fund II................  17,401.09   $ 57.52 to $115.23  $   913,945      -0.72%        0.65% to 0.77%      -31.29% to -31.22%
Strong Opportunity Fund
 II, Inc.:
 Strong Opportunity Fund
   II.....................   7,342.10    $94.56 to $189.45  $   420,040      -0.03%        0.60% to 0.76%        -4.77% to -4.67%

---------------
  * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

 ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded. Expense ratio calculations could vary from the range noted above because Average Net Assets are calculated using month end account values.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

--------------------------------------------------------------------------------
The Providentmutual Variable Life Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

4.  RELATED PARTY TRANSACTIONS

PLACA makes certain deductions from premiums before amounts are allocated to each Subaccount selected by the policyholder. The deductions may include (1) state premium taxes, (2) sales charges and (3) Federal tax charges. Premiums adjusted for these deductions are recorded as net premiums in the statement of changes in net assets. See original policy documents for specific charges assessed.

In addition to the aforementioned charges, a daily charge will be deducted from the Separate Account for mortality and expense risks assumed by PLACA. The charge is deducted at an annual rate of 0.65% -- 0.75% of the average daily net assets of the Separate Account. This charge may be increased on a prospective basis, but in no event will it be greater than 0.90% of the average daily net assets of the Separate Account.

The Separate Account is also charged monthly by PLACA for the cost of insurance protection. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured's attained age. Additional monthly deductions may be made for (1) administrative charges, (2) minimum death benefit charges, (3) first year policy charges and (4) supplementary charges. See original policy documents for additional monthly charges. These charges are included in the statements of changes in net assets.

During any given policy year, the first twelve transfers by a policyholder of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered or lapses within the first 10-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge are assessed. A deferred sales charge will be imposed if a policy is surrendered or lapses at any time within 10-15 years after the effective date of an increase in face amount. A portion of the deferred sales charge will be deducted if the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges are recorded as administrative charges in the statements of changes in net assets.

                      [This Page Intentionally Left Blank]

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                       STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                UNAUDITED
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
ASSETS
Investments:
  Fixed maturities:
     Available for sale, at fair value (cost: 2002-$336,639;
      2001-$342,574)........................................   $  348,611       $  340,602
  Equity securities, at fair value (cost: 2002-$176;
     2001-$176).............................................          500              348
  Mortgage loans............................................       55,329           61,013
  Real estate...............................................          372              656
  Policy loans..............................................       15,465           15,685
  Other invested assets.....................................        4,213            6,368
                                                               ----------       ----------
       Total investments....................................      424,490          424,672
                                                               ----------       ----------
Cash and cash equivalents...................................          633            2,579
Premiums due................................................          108              245
Investment income due and accrued...........................        6,379            6,450
Deferred policy acquisition costs...........................      135,557          149,500
Reinsurance recoverable.....................................        5,537            6,492
Separate account assets.....................................      671,249          963,281
Other assets................................................        9,524            7,146
                                                               ----------       ----------
       Total assets.........................................   $1,253,477       $1,560,365
                                                               ==========       ==========
LIABILITIES
Policy liabilities:
  Future policyholder benefits..............................   $  462,114       $  477,411
  Other policy obligations..................................        1,074            2,170
                                                               ----------       ----------
       Total policy liabilities.............................      463,188          479,581
                                                               ----------       ----------
Payable to parent...........................................          866               --
Deferred income taxes payable...............................        8,297            7,817
Separate account liabilities................................      671,249          963,281
Other liabilities...........................................        2,742            3,384
                                                               ----------       ----------
       Total liabilities....................................    1,146,342        1,454,063
                                                               ----------       ----------
COMMITMENTS AND CONTINGENCIES -- NOTE 7

EQUITY
  Common stock, $10 par value; authorized 500,000 shares;
     issued and outstanding 250,000 shares..................        2,500            2,500
  Contributed capital in excess of par......................       49,165           49,165
  Retained earnings.........................................       52,736           55,854
  Accumulated other comprehensive income:
     Net unrealized appreciation (depreciation) on
      securities............................................        2,734           (1,217)
                                                               ----------       ----------
       Total equity.........................................      107,135          106,302
                                                               ----------       ----------
       Total liabilities and equity.........................   $1,253,477       $1,560,365
                                                               ==========       ==========

       See accompanying condensed notes to unaudited financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30,          SEPTEMBER 30,
                                                    -------------------    -------------------
                                                      2002       2001        2002       2001
                                                    --------    -------    --------    -------
REVENUES
Policy and contract charges.......................  $  7,417    $ 7,427    $ 21,918    $21,570
Premiums..........................................     2,412      1,349       6,536      8,938
Net investment income.............................     6,876      7,600      21,350     22,592
Other (loss) income...............................       (59)       (27)        (39)       877
Net realized losses on investments................    (7,317)        (4)    (12,004)    (1,958)
                                                    --------    -------    --------    -------
  Total revenues..................................     9,329     16,345      37,761     52,019
                                                    --------    -------    --------    -------
BENEFITS AND EXPENSES
Policy and contract benefits......................       920      2,114       8,903      7,442
Change in future policyholder benefits............     4,870      5,517      12,152     16,939
Commissions and operating expenses................    15,687      2,527      26,144     13,099
Policyholder dividends............................       318        299         940        925
                                                    --------    -------    --------    -------
  Total benefits and expenses.....................    21,795     10,457      48,139     38,405
                                                    --------    -------    --------    -------
     (Loss) income before income taxes............   (12,466)     5,888     (10,378)    13,614
Income tax (benefit) expense:
  Current.........................................    (3,309)    (2,061)     (5,613)    (3,008)
  Deferred........................................    (3,506)     3,769      (1,647)     6,503
                                                    --------    -------    --------    -------
     Total income tax (benefit) expense...........    (6,815)     1,708      (7,260)     3,495
                                                    --------    -------    --------    -------
       Net (loss) income..........................  $ (5,651)   $ 4,180    $ (3,118)   $10,119
                                                    ========    =======    ========    =======

       See accompanying condensed notes to unaudited financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                              STATEMENT OF EQUITY
                                  (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 (IN THOUSANDS)

                                                                                     NET
                                                       CONTRIBUTED                UNREALIZED
                                     COMMON              CAPITAL                 APPRECIATION
                                     STOCK    COMMON    IN EXCESS    RETAINED   (DEPRECIATION)    TOTAL
                                     SHARES   STOCK      OF PAR      EARNINGS   ON SECURITIES     EQUITY
                                     ------   ------   -----------   --------   --------------   --------
Balance at January 1, 2002.........  2,500    $2,500     $49,165     $55,854       $(1,217)      $106,302
                                                                                                 --------
  Comprehensive income
     Net loss......................     --       --           --      (3,118)           --         (3,118)
     Other comprehensive income,
       net of tax:
       Change in unrealized
          appreciation
          (depreciation) on
          securities...............     --       --           --          --         3,951          3,951
                                                                                                 --------
  Total comprehensive income.......                                                                   833
                                     -----    ------     -------     -------       -------       --------
Balance at September 30, 2002......  2,500    $2,500     $49,165     $52,736       $ 2,734       $107,135
                                     =====    ======     =======     =======       =======       ========

       See accompanying condensed notes to unaudited financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2002       2001
                                                              --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income...........................................  $ (3,118)  $  10,119
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Interest credited to variable universal life and
    investment products.....................................    12,873      15,403
  Amortization of deferred policy acquisition costs.........    20,707      11,309
  Capitalization of deferred policy acquisition costs.......   (12,778)    (24,262)
  Deferred income taxes.....................................    (1,647)      6,503
  Net realized losses on investments........................    12,004       1,958
  Change in reinsurance recoverable.........................       955      (1,194)
  Change in policy liabilities..............................   (14,415)    (13,026)
  Other, net................................................    (1,251)     (3,974)
                                                              --------   ---------
    Net cash provided by operating activities...............    13,330       2,836
                                                              --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments:
  Available for sale securities.............................     8,810      21,441
  Equity securities.........................................        --           3
  Real estate...............................................        --         891
  Other invested assets.....................................       191       1,351
Proceeds from maturities of investments:
  Available for sale securities.............................    47,617      38,408
  Mortgage loans............................................     5,598       2,903
Purchases of investments:
  Available for sale securities.............................   (61,065)    (52,595)
  Mortgage loans............................................        --      (4,579)
  Real estate...............................................        --          (3)
  Other invested assets.....................................      (270)       (323)
Policy loans, net...........................................       220        (753)
                                                              --------   ---------
    Net cash provided by investing activities...............     1,101       6,744
                                                              --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Variable universal life and investment product deposits.....    62,540     121,093
Variable universal life and investment product
  withdrawals...............................................   (78,917)   (134,706)
                                                              --------   ---------
    Net cash used in financing activities...................   (16,377)    (13,613)
                                                              --------   ---------
    Net change in cash and cash equivalents.................    (1,946)     (4,033)
Cash and cash equivalents, beginning of period..............     2,579       4,033
                                                              --------   ---------
Cash and cash equivalents, end of period....................  $    633   $      --
                                                              ========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash (received) paid during the period for income taxes.....  $ (2,790)  $   2,625
                                                              ========   =========
Foreclosure of mortgage loans...............................  $     --   $      --
                                                              ========   =========

       See accompanying condensed notes to unaudited financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002

1. BASIS OF PRESENTATION

Providentmutual Life and Annuity Company of America (the Company) is a stock life insurance company and a wholly-owned subsidiary of Provident Mutual Life Insurance Company (Provident Mutual).

The accompanying unaudited financial statements of Providentmutual Life and Annuity Company of America (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2001.

2. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS No. 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets" (APB 17) and carries forward provisions in APB Opinion No. 17 related to internally developed intangible assets. SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Adoption of SFAS No. 142 did not have any impact on the financial position or results of operations of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and APB Opinion No. 30, "Reporting the Results of
Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 was adopted by the Company on January 1, 2002 and carries forward many of the provisions of SFAS No. 121 and APB Opinion No. 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale.

Under SFAS No. 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS No. 144 apply to the entire group. In addition, SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the results of operations or the financial position of the Company.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS 145)". The adoption of SFAS 145 did not have any impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Adoption of SFAS 146 is not expected to have a material impact on the financial position or results of operations of the Company.

3. MARKETABLE SECURITIES

Consistent with the Company's policy for valuing marketable securities, other-than-temporary declines of fair value on fixed maturities were $9,715 and $2,066 for the nine months ended September 30, 2002 and 2001, respectively.

4. DEFERRED POLICY ACQUISITION COSTS

As part of its DAC unlocking, the Company uses a mean reversion process in the determination of the short-term growth rates for the separate account assets supporting its variable products. Due to the sustained downturn in the equity markets and our perception that the public's confidence in the equity markets has decreased, we no longer believe that it is prudent to assume our separate account assets will grow in the short-term at a rate that is in excess of our long-term growth assumption. Accordingly, the Company unlocked its DAC assumptions for individual variable life and reduced the DAC asset to the amount calculated using the revised assumptions. Because the Company unlocked the net separate account growth rate assumption for individual variable life for the reversion period, the Company unlocked that assumption for all variable products to be consistent across product lines.

In the third quarter of 2002, the Company recorded an acceleration of DAC amortization totaling $10.7 million, before tax, or $7.0 million, net of $3.7 million of Federal income tax benefit, which has been reported in the following segments in the amounts indicated, net of tax: Insurance Protection -- $1.3 million and Asset Accumulation -- $5.7 million. The acceleration of DAC amortization was the result of unlocking certain assumptions underlying the calculation of DAC for investment products and variable life insurance products. The most significant assumption changes were the resetting of the Company's assumption for separate account net growth to a long-term growth rate for all future years that reflected our current mix of assets and current estimates of the associated growth rates net of charges by the fund managers. These adjustments were primarily driven by the sustained downturn in the equity markets. In addition, we reflected new, lower mortality assumptions for the variable life insurance business, which tempered the effect of changing the long-term growth rates.

5. FEDERAL INCOME TAXES

The Company is included in a consolidated Federal income tax return with Provident Mutual. The tax liability is accrued on a separate company basis, adjusted for an allocation of an equity tax from Provident Mutual.

The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax (loss) income as follows (in thousands):

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2002       2001
                                                              -------    ------
Federal tax at statutory rate of 35%........................  $(3,632)   $4,765
  Current year equity tax...................................       --       215
  Truedown of prior years equity tax........................   (1,571)     (585)
  Dividends received deduction..............................   (2,057)     (900)
  Other.....................................................       --        --
                                                              -------    ------
Total income tax (benefit) expense..........................  $(7,260)   $3,495
                                                              =======    ======

6. COMPREHENSIVE INCOME

The components of other comprehensive (loss) income are as follows (in thousands):

                                                        BEFORE         TAX       NET OF
                                                         TAX        (EXPENSE)      TAX
                                                        AMOUNT       BENEFIT     AMOUNT
                                                      ----------    ---------    -------
THREE MONTHS ENDED SEPTEMBER 30, 2002:
  Unrealized (depreciation) appreciation on
     securities.....................................   $(3,931)      $ 1,376     $(2,555)
  Less: reclassification adjustment for losses
     realized in net income.........................     7,317        (2,561)      4,756
                                                       -------       -------     -------
  Net change in unrealized (depreciation)
     appreciation on securities.....................   $ 3,386       $(1,185)    $ 2,201
                                                       =======       =======     =======
THREE MONTHS ENDED SEPTEMBER 30, 2001:
  Unrealized appreciation (depreciation) on
     securities.....................................   $ 5,391       $(1,887)    $ 3,504
  Less: reclassification adjustment for losses
     realized in net income.........................         4            (1)          3
                                                       -------       -------     -------
  Net change in unrealized appreciation
     (depreciation) on securities...................   $ 5,395       $(1,888)    $ 3,507
                                                       =======       =======     =======
NINE MONTHS ENDED SEPTEMBER 30, 2002:
  Unrealized (depreciation) appreciation on
     securities.....................................   $(5,926)      $ 2,074     $(3,852)
  Less: reclassification adjustment for losses
     realized in net income.........................    12,004        (4,201)      7,803
                                                       -------       -------     -------
  Net change in unrealized (depreciation)
     appreciation on securities.....................   $ 6,078       $(2,127)    $ 3,951
                                                       =======       =======     =======
NINE MONTHS ENDED SEPTEMBER 30, 2001:
  Unrealized appreciation (depreciation) on
     securities.....................................   $ 5,045       $(1,766)    $ 3,279
  Less: reclassification adjustment for losses
     realized in net income.........................     1,958          (685)      1,273
                                                       -------       -------     -------
  Net change in unrealized appreciation
     (depreciation) on securities...................   $ 7,003       $(2,451)    $ 4,552
                                                       =======       =======     =======

7. COMMITMENTS AND CONTINGENCIES

Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, these assessments will not have a material adverse effect on the financial statements.

Various litigation, claims and assessments against the Company, in addition to those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes will not have a material adverse effect on the Company's financial position or its results of operations.

8. SUBSEQUENT EVENT -- SPONSORED DEMUTUALIZATION

On October 1, 2002, pursuant to a sponsored demutualization, through a series of transactions described below, Provident Mutual became a wholly-owned subsidiary of Nationwide Financial Services, Inc. (Nationwide Financial) and changed its name to Nationwide Life Insurance Company of America (NLICA). Simultaneously, the Company changed its name to Nationwide Life and Annuity Company of America.

The sponsored demutualization involved a two-step process whereby Provident Mutual first converted from a mutual life insurance company into a stock insurance company, NLICA, in a process known as a demutualization and then Eagle Acquisition Corporation, a wholly-owned subsidiary of Nationwide Financial formed solely for the purposes of this transaction, merged with and into NLICA, with NLICA surviving as a wholly-owned subsidiary of Nationwide Financial. The demutualization was completed in accordance with Provident Mutual's Plan of Conversion, which was approved by the Insurance Commissioner of the Commonwealth of Pennsylvania on July 31, 2002, pursuant to the Pennsylvania Mutual-to-Stock Conversion Act.

On the date of the transaction, policyholder membership interests in Provident Mutual were extinguished and eligible policyholders collectively received 31.8 million shares of Nationwide Financial Class A common stock, cash totaling approximately $223.5 million, and increased policy values in the form of policy credits totaling approximately $48.0 million. Provident Mutual funded approximately $62.3 million of the aggregate purchase price in the form of cash and policy credits.

                                PROVIDENTMUTUAL
                            LIFE AND ANNUITY COMPANY
                                   OF AMERICA
     (A WHOLLY-OWNED SUBSIDIARY OF PROVIDENT MUTUAL LIFE INSURANCE COMPANY)

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                      [This Page Intentionally Left Blank]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Providentmutual Life and Annuity Company of America

In our opinion, the accompanying statements of financial condition and the related statements of operations, of equity and of cash flows present fairly, in all material respects, the financial position of Providentmutual Life and Annuity Company of America (a wholly-owned stock life insurance subsidiary of Provident Mutual Life Insurance Company), at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
January 18, 2002

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                       STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
ASSETS
Investments:
  Fixed maturities:
     Available for sale, at fair value (cost: 2001-$342,574;
      2000-$308,364)........................................  $  340,602    $  297,484
     Held to maturity, at amortized cost (fair value:
      2000-$30,979).........................................          --        30,977
  Equity securities, at fair value (cost: 2001-$176;
     2000-$181).............................................         348           377
  Mortgage loans............................................      61,013        60,208
  Real estate...............................................         656         1,549
  Policy loans..............................................      15,685        14,505
  Other invested assets.....................................       6,368         7,541
                                                              ----------    ----------
       Total investments....................................     424,672       412,641
                                                              ----------    ----------
Cash and cash equivalents...................................       2,579         4,033
Premiums due................................................         245           320
Investment income due and accrued...........................       6,450         6,876
Deferred policy acquisition costs...........................     149,500       139,063
Reinsurance recoverable.....................................       6,492         5,025
Separate account assets.....................................     963,281     1,104,089
Other assets................................................       7,146         2,753
                                                              ----------    ----------
       Total assets.........................................  $1,560,365    $1,674,800
                                                              ==========    ==========
LIABILITIES
Policy liabilities:
  Future policyholder benefits..............................  $  477,411    $  467,015
  Other policy obligations..................................       2,170         1,913
                                                              ----------    ----------
       Total policy liabilities.............................     479,581       468,928
                                                              ----------    ----------
Payable to parent...........................................          --           415
Federal income taxes payable:
  Current...................................................          --         1,310
  Deferred..................................................       7,817         2,065
Separate account liabilities................................     963,281     1,104,089
Other liabilities...........................................       3,384         5,700
                                                              ----------    ----------
       Total liabilities....................................   1,454,063     1,582,507
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES -- NOTE 10
EQUITY
  Common stock, $10 par value; authorized 500,000 shares;
     issued and outstanding 250,000 shares..................       2,500         2,500
  Contributed capital in excess of par......................      49,165        49,165
  Retained earnings.........................................      55,854        44,126
  Accumulated other comprehensive income:
     Net unrealized (depreciation) appreciation on
      securities............................................      (1,217)       (3,498)
                                                              ----------    ----------
       Total equity.........................................     106,302        92,293
                                                              ----------    ----------
       Total liabilities and equity.........................  $1,560,365    $1,674,800
                                                              ==========    ==========

                 See accompanying notes to financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2001       2000       1999
                                                              -------    -------    -------
REVENUES
Policy and contract charges.................................  $30,623    $30,273    $29,386
Premiums....................................................   11,143     22,283     18,031
Net investment income.......................................   29,645     30,541     34,876
Other income................................................    1,214      1,459        578
Net realized losses on investments..........................   (3,572)    (1,457)    (1,887)
                                                              -------    -------    -------
  Total revenues............................................   69,053     83,099     80,984
                                                              -------    -------    -------
BENEFITS AND EXPENSES
Policy and contract benefits................................   11,111     13,551     11,369
Change in future policyholder benefits......................   20,940     29,556     32,132
Commissions and operating expenses..........................   20,931     30,239     22,736
Policyholder dividends......................................    1,294      1,161      1,090
                                                              -------    -------    -------
  Total benefits and expenses...............................   54,276     74,507     67,327
                                                              -------    -------    -------
     Income before income taxes.............................   14,777      8,592     13,657
Income tax expense:
  Current...................................................   (1,475)     1,135      2,645
  Deferred..................................................    4,524        637      2,052
                                                              -------    -------    -------
     Total income tax expense...............................    3,049      1,772      4,697
                                                              -------    -------    -------
       Net Income...........................................  $11,728    $ 6,820    $ 8,960
                                                              =======    =======    =======

                 See accompanying notes to financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                              STATEMENTS OF EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                                     NET
                                                       CONTRIBUTED                UNREALIZED
                                     COMMON              CAPITAL                 APPRECIATION
                                     STOCK    COMMON    IN EXCESS    RETAINED   (DEPRECIATION)    TOTAL
                                     SHARES   STOCK      OF PAR      EARNINGS   ON SECURITIES     EQUITY
                                     ------   ------   -----------   --------   --------------   --------
Balance at January 1, 1999.........  2,500    $2,500     $44,165     $28,346       $ 2,255       $ 77,266
                                                                                                 --------
  Comprehensive income
     Net income....................     --       --           --       8,960            --          8,960
     Other comprehensive income,
       net of tax:
       Change in unrealized
          appreciation
          (depreciation) on
          securities...............     --       --           --          --        (6,090)        (6,090)
                                                                                                 --------
  Total comprehensive income.......                                                                 2,870
                                     -----    ------     -------     -------       -------       --------
Balance at December 31, 1999.......  2,500    2,500       44,165      37,306        (3,835)        80,136
                                                                                                 --------
  Comprehensive income
     Net income....................     --       --           --       6,820            --          6,820
     Other comprehensive income,
       net of tax:
       Change in unrealized
          appreciation
          (depreciation) on
          securities...............     --       --           --          --           337            337
                                                                                                 --------
  Total comprehensive income.......                                                                 7,157
  Capital contribution from
     parent........................                        5,000                                    5,000
                                     -----    ------     -------     -------       -------       --------
Balance at December 31, 2000.......  2,500    2,500       49,165      44,126        (3,498)        92,293
                                                                                                 --------
  Comprehensive income
     Net income....................     --       --           --      11,728            --         11,728
     Other comprehensive income,
       net of tax:
       Change in unrealized
          appreciation
          (depreciation) on
          securities...............     --       --           --          --         2,281          2,281
                                                                                                 --------
  Total comprehensive income.......                                                                14,009
                                     -----    ------     -------     -------       -------       --------
Balance at December 31, 2001.......  2,500    $2,500     $49,165     $55,854       $(1,217)      $106,302
                                     =====    ======     =======     =======       =======       ========

                 See accompanying notes to financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  11,728   $   6,820   $   8,960
Adjustments to reconcile net income to net cash used in
  operating activities:
  Interest credited to variable universal life and
    investment products.....................................     20,106      23,279      24,461
  Amortization of deferred policy acquisition costs.........     15,335      24,379      16,426
  Capitalization of deferred policy acquisition costs.......    (30,436)    (34,336)    (31,369)
  Deferred Federal income taxes.............................      4,524         637       2,052
  Net realized losses on investments........................      3,572       1,457       1,887
  Change in reinsurance recoverable.........................     (1,467)     (1,510)       (461)
  Change in policy liabilities..............................    (20,592)    (21,492)    (30,280)
  Other, net................................................     (8,451)     (1,029)     (3,498)
                                                              ---------   ---------   ---------
    Net cash used in operating activities...................     (5,681)     (1,795)    (11,822)
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investments:
  Available for sale securities.............................     36,518      27,576      27,312
  Equity securities.........................................          3         113         652
  Real estate...............................................        891         489          --
  Other invested assets.....................................      1,446         303         566
Proceeds from maturities of investments:
  Held to maturity securities...............................         --      14,653      13,801
  Available for sale securities.............................     43,448      35,151      58,546
  Mortgage loans............................................      4,020       6,369       8,631
Purchases of investments:
  Held to maturity securities...............................         --      (3,290)     (1,080)
  Available for sale securities.............................    (86,757)    (54,214)    (53,496)
  Equity securities.........................................         --          (5)         --
  Mortgage loans............................................     (4,930)     (9,125)     (8,825)
  Real estate...............................................         (3)         (6)        (65)
  Other invested assets.....................................       (368)     (2,233)     (2,507)
Contributions of separate account seed money................         --        (350)         --
Policy loans, net...........................................     (1,180)     (3,337)     (2,714)
                                                              ---------   ---------   ---------
    Net cash (used in) provided by investing activities.....     (6,912)     12,094      40,821
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Variable universal life and investment product deposits.....    174,795     204,658     212,196
Variable universal life and investment product
  withdrawals...............................................   (163,656)   (221,934)   (240,766)
Capital contribution from parent............................         --       5,000          --
                                                              ---------   ---------   ---------
    Net cash provided by (used in) financing activities.....     11,139     (12,276)    (28,570)
                                                              ---------   ---------   ---------
    Net change in cash and cash equivalents.................     (1,454)     (1,977)        429
Cash and cash equivalents, beginning of year................      4,033       6,010       5,581
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of year......................  $   2,579   $   4,033   $   6,010
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes..................  $   2,625   $   2,500   $   6,246
                                                              =========   =========   =========
Foreclosure of mortgage loans...............................  $      --   $     653   $   1,245
                                                              =========   =========   =========

                 See accompanying notes to financial statements

                    PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY
                                   OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Providentmutual Life and Annuity Company of America (the Company) is a stock life insurance company and a wholly-owned subsidiary of Provident Mutual Life Insurance Company (Provident Mutual).

The Company sells life and annuity products principally through a personal producing general agency (PPGA) and a brokerage sales force. The Company is licensed to operate in 49 states and the District of Columbia, each of which has regulatory oversight. Sales in 16 states accounted for 72% of the Company's sales for the year ended December 31, 2001. No single producer accounted for more than 5% of the Company's sales for the year ended December 31, 2001. For many of the life insurance and annuity products, the insurance departments of the states in which the Company conducts business must approve products and policy forms in advance of sales. In addition, selected benefit elements and policy provisions are determined by statutes and regulations in each of these states.

PROPOSED MERGER

On August 7, 2001, Provident Mutual and Nationwide Financial Services, Inc. (Nationwide Financial) executed a definitive agreement and plan of merger whereby, Nationwide Financial agreed to acquire Provident Mutual for $1.555 billion, subject to certain adjustments. In this transaction, Provident Mutual will convert to a stock insurance company and merge with a newly formed subsidiary of Nationwide Financial. Provident Mutual will be the surviving company in the merger and will operate as a wholly-owned subsidiary of Nationwide Financial. On December 14, 2001, Provident Mutual's Board of Directors adopted a plan of conversion and filed it with the Pennsylvania Insurance Department. The Plan of Conversion must be approved by the Pennsylvania Insurance Department and, subsequently, by the eligible members of Provident Mutual.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company prepares financial statements for filing with regulatory authorities in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (SAP). Practices under SAP vary from GAAP primarily with respect to the deferral and subsequent amortization of policy acquisition costs, the valuation of policy reserves, the accounting for deferred income taxes, the inclusion of statutory asset valuation and interest maintenance reserves and the establishment of certain investment valuation allowances.

Amounts disclosed in the footnotes are denoted in thousands of dollars.

Statutory net (loss) income was $(4,212), $603 and $886 for the years ended December 31, 2001, 2000 and 1999, respectively. Statutory surplus was $39,180 and $43,372 as of December 31, 2001 and 2000, respectively.

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

The Company is subject to interest rate risk to the extent its investment portfolio cash flows are not matched to its insurance liabilities. Management believes it manages this risk through modeling of the cash flows under reasonable scenarios.

INVESTED ASSETS

Fixed maturity securities (bonds) which may be sold are designated as "available for sale" and are reported at fair value. Unrealized appreciation/depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs. Fixed maturity securities that the Company has the intent and ability to hold to maturity are designated as "held to maturity" and are reported at amortized cost. As part of the Company's adoption of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001, the Company reclassified its "held to maturity" portfolio as "available for sale".

Equity securities (common stocks) are reported at fair value. Unrealized appreciation/depreciation on these securities is recorded directly in equity, net of related Federal income taxes and amortization of deferred policy acquisition costs.

Fixed maturity and equity securities that have experienced an other-than-temporary decline in value are written down to fair value by a charge to realized losses. This fair value becomes the new cost basis of the particular security. Mortgage loans are carried at unpaid principal balances, less impairment reserves. For mortgage loans considered impaired, a specific reserve is established. A general reserve is also established for probable losses arising from the portfolio but not attributable to specific loans. Mortgage loans are considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. Upon impairment, a reserve is established for the difference between the unpaid principal of the mortgage loan and its fair value. Fair value is based on either the present value of expected future cash flows discounted at the mortgage loan's effective interest rate or the fair value of the underlying collateral. Changes in the reserve are credited (charged) to operations. Reserves totaled $845 and $740 at December 31, 2001 and 2000, respectively.

Policy loans are reported at unpaid principal balances.

Foreclosed real estate is carried at the lower of cost or fair value, less encumbrances.

Other invested assets consist of limited partnerships and the Company's separate account seed money. The limited partnerships are carried on the cost method, as the Company's investment is of a passive nature. The separate account seed money is carried at fair value.

Cash and cash equivalents include cash and all highly liquid investments with a maturity of three months or less when purchased.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires that all derivatives be recorded at fair value in the statement of financial condition as either assets or liabilities. The accounting for changes in the fair value of a derivative depends on its intended use and its resulting designation. This Statement is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", which changed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities effective for fiscal years beginning after June 15, 2000. There was no impact as a result of the adoption of SFAS 133 on the financial statements other than reclassification of securities from "held to maturity" to "available for sale".

Effective January 1, 1999, the Company adopted Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for determining measurement and recognition of a liability or an asset for insurance-related assessments. The adoption of SOP 97-3 did not have a material effect on the financial statements of the Company.

In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). The Company adopted EITF 99-20 on January 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. Adoption of EITF 99-20 did not have a material effect on the Company.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The use of the pooling-of-interests method will be prohibited.

SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets", and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The amortization of goodwill from past business combinations will cease upon adoption of this statement, which will be January 1, 2002 for the Company. The Company will also be required to evaluate its existing goodwill and intangible assets with indefinite lives for impairment within six months of adoption. Any transitional impairment losses would be recognized in the first interim period in the year of adoption and would be recognized as the effect of a change in accounting principle.

The Company has reviewed the provisions of SFAS 141 and SFAS 142 and has determined that their impact on the financial statements will not be material.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for fiscal years beginning after December 31, 2001. The Company has reviewed the provisions of SFAS 144 and has determined that its impact on the financial statements will not be material.

BENEFIT RESERVES AND POLICYHOLDER CONTRACT DEPOSITS

  Traditional Life Insurance Products

Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Most traditional life insurance policies are participating. In addition to guaranteeing benefits, the policies provide for payment of dividends, as declared annually by the Company based on experience.

Reserves on traditional life insurance products are calculated by using the net level premium method. For participating traditional life insurance policies, reserve assumptions are based on mortality rates consistent with those underlying the cash values and investment rates consistent with the Company's dividend practices. For most such policies, reserves are based on the 1958 or 1980 Commissioners' Standard Ordinary (CSO) mortality tables at interest rates ranging from 3.5% to 4.5%.

  Variable Life and Investment-Type Products

Variable life products are flexible premium variable universal life. Investment-type products consist primarily of single premium and flexible premium annuity contracts.

Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

PREMIUMS, CHARGES AND BENEFITS

  Traditional Life Insurance

Premiums for individual life policies are recognized when due.

Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes, and expenses (except acquisition costs deferred) are charged to income as incurred.

  Variable Life and Investment-Type Products

Revenues for variable life and investment-type products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Premiums received and the accumulated value portion of benefits paid are excluded from the amounts reported in the statements of operations. Expenses include interest credited to account balances and benefit payments made in excess of policy account balances. Investment performance for variable life insurance policies and variable annuity contracts is credited to the account balance based on the investment performance of separate accounts chosen by the policyholder/contractowner. For other policies, the account balances were credited interest at rates that ranged from 3.0% to 7.7% in 2001.

  Deferred Policy Acquisition Costs

The costs that vary with and are directly related to the production of new business have been deferred to the extent deemed recoverable. Such costs include commissions and certain costs of underwriting, policy issue and marketing.

Deferred policy acquisition costs on traditional participating life insurance policies are amortized in proportion to the present value of expected gross margins. Gross margins include margins from mortality, investments and expenses, net of policyholder dividends. Expected gross margins are redetermined regularly, based on actual experience and current assumptions of mortality, persistency, expenses, and investment experience. The average expected investment yields, before realized capital gains and losses, in the calculation of expected gross margins is 7.8%.

Deferred policy acquisition costs for variable life and investment-type products are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected lives of the policies. Financial market growth rates anticipated in the calculation of expected gross profits are based on a long-term mean currently estimated at 9.3%. The Company's most recent and prospective five-year average growth rates are 6.7% and 11.9%, respectively.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses is recognized through an offset to other comprehensive income as of the balance sheet date.

CAPITAL GAINS AND LOSSES

Realized capital gains and losses on sales of investments are based upon specific identification of the investments sold. A realized capital loss is recorded at the time a decline in the value of an investment is determined to be other-than-temporary.

POLICYHOLDER DIVIDENDS

Annually, the Board of Directors declares the amount of dividends to be paid to participating policyholders in the following calendar year. Dividends are earned by the policyholders ratably over the policy year. Dividends are included in the accompanying financial statements as a liability and as a charge to operations. Participating life insurance in force was 76% and 80% of face value of total life insurance in force at December 31, 2001 and 2000, respectively.

REINSURANCE

Premiums, benefits and expenses are recorded net of experience refunds, reserve adjustments and amounts assumed from or ceded to reinsurers, including commission and expense allowances.

SEPARATE ACCOUNTS

Separate account assets and liabilities reflect segregated funds administered and invested by the Company for the benefit of variable annuity contractowners and variable life insurance policyholders.

The contractowners/policyholders bear the investment risk on separate account assets except in instances where the Company guarantees a fixed return and on the Company's seed money. The separate account assets are carried at fair value.

FEDERAL INCOME TAXES

Deferred income tax assets and liabilities have been recorded for temporary differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair values and carrying values of the Company's financial instruments at December 31, 2001 and 2000:

                                       DECEMBER 31, 2001           DECEMBER 31, 2000
                                    ------------------------    ------------------------
                                       FAIR        CARRYING        FAIR        CARRYING
                                      VALUE         VALUE         VALUE         VALUE
                                    ----------    ----------    ----------    ----------
ASSETS
Fixed maturities:
  Available for sale..............    $340,602      $340,602      $297,484      $297,484
  Held to maturity................          --            --       $30,979       $30,977
Equity securities.................        $348          $348          $377          $377
Mortgage loans....................     $63,687       $61,013       $62,074       $60,208
LIABILITIES FOR INVESTMENT-TYPE
  INSURANCE CONTRACTS
Supplementary contracts without
  life contingencies..............      $7,715        $7,368        $7,528        $7,556
Individual annuities..............  $1,164,643    $1,187,396    $1,296,374    $1,327,701

The underlying investment risk of the Company's variable life insurance policies and variable annuity contracts is assumed by the policyholders/contractowners. These reserve liabilities are primarily reported in the separate accounts. The liabilities in the separate accounts are recorded at amounts equal to the related assets at fair value.

Fair values for the Company's insurance contracts other than investment-type contracts are not required to be disclosed under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." However, the estimated fair value and future cash flows of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The estimated fair value of all assets without a corresponding revaluation of all liabilities associated with insurance contracts can be misinterpreted.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

INVESTMENT SECURITIES

Bonds and common stocks are valued based upon quoted market prices, where available. If quoted market prices are not available, as in the case of private placements, fair values are based on quoted market prices of comparable instruments (see Note 3).

MORTGAGE LOANS

Mortgage loans are valued using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For mortgage loans classified as nonperforming, the fair value was set equal to the lesser of the unpaid principal balance or the market value of the underlying property.

POLICY LOANS

Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed interest rates, the interest rates range from 5% to 8%. For loans with variable interest rates, the interest rates are primarily adjusted quarterly based upon changes in a corporate bond index. Future cash flows of policy loans are uncertain and difficult to predict. As a result, management deems it impractical to calculate the fair value of policy loans.

INDIVIDUAL ANNUITIES AND SUPPLEMENTARY CONTRACTS

The fair value of individual annuities and supplementary contracts without life contingencies is based primarily on surrender values. For those individual annuities and supplementary contracts that are not surrenderable, discounted future cash flows are used for calculating fair value.

POLICYHOLDER DIVIDENDS AND ACCUMULATIONS

The policyholder dividend and accumulation liabilities will ultimately be settled in cash, applied toward the payment of premiums, or left on deposit with the Company at interest. Management deems it impractical to calculate the fair value of these liabilities due to valuation difficulties involving the uncertainties of final settlement.

3.  MARKETABLE SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturity securities and equity securities as of December 31, 2001 and 2000 are as follows:

                                                                  DECEMBER 31, 2001
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
AVAILABLE FOR SALE                                  COST         GAINS         LOSSES        VALUE
------------------                                ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  5,766       $  601            --      $  6,367
Obligations of states and political
  subdivisions..................................       969           40            --         1,009
Corporate securities............................   320,770        7,179       $10,292       317,657
Mortgage-backed securities......................    15,069          526            26        15,569
                                                  --------       ------       -------      --------
  Subtotal -- fixed maturities..................   342,574        8,346        10,318       340,602
Equity securities...............................       176          202            30           348
                                                  --------       ------       -------      --------
  Total.........................................  $342,750       $8,548       $10,348      $340,950
                                                  ========       ======       =======      ========

                                                                  DECEMBER 31, 2000
                                                  --------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                  AMORTIZED    UNREALIZED    UNREALIZED      FAIR
AVAILABLE FOR SALE                                  COST         GAINS         LOSSES        VALUE
------------------                                ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  1,696       $   65       $     1      $  1,760
Obligations of states and political
  subdivisions..................................     1,197           32             7         1,222
Corporate securities............................   286,694        2,580        13,695       275,579
Mortgage-backed securities......................    18,777          316           170        18,923
                                                  --------       ------       -------      --------
  Subtotal -- fixed maturities..................   308,364        2,993        13,873       297,484
Equity securities...............................       181          234            38           377
                                                  --------       ------       -------      --------
  Total.........................................  $308,545       $3,227       $13,911      $297,861
                                                  ========       ======       =======      ========

                                                                   DECEMBER 31, 2000
                                                   --------------------------------------------------
                                                                  GROSS         GROSS       ESTIMATED
                                                   AMORTIZED    UNREALIZED    UNREALIZED      FAIR
HELD TO MATURITY                                     COST         GAINS         LOSSES        VALUE
----------------                                   ---------    ----------    ----------    ---------
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies...........   $ 4,136        $463            --        $ 4,599
Corporate securities.............................    25,687         326          $840         25,173
Mortgage-backed securities.......................     1,154          53            --          1,207
                                                    -------        ----          ----        -------
  Total..........................................   $30,977        $842          $840        $30,979
                                                    =======        ====          ====        =======

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are as follows:

                                                              AMORTIZED    ESTIMATED
AVAILABLE FOR SALE                                              COST       FAIR VALUE
------------------                                            ---------    ----------
Due in one year or less.....................................  $ 39,375      $ 39,441
Due after one year through five years.......................   151,185       152,349
Due after five years through ten years......................    90,105        89,018
Due after ten years.........................................    61,909        59,794
                                                              --------      --------
  Total.....................................................  $342,574      $340,602
                                                              ========      ========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are included based on their contractual maturity.

Realized (losses) gains on investments for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

                                                         2001       2000       1999
                                                        -------    -------    -------
Fixed maturities......................................  $(3,565)   $(1,099)   $(1,506)
Equity securities.....................................       (2)        57       (393)
Real estate...........................................       (5)      (415)        --
Other invested assets.................................       --         --         12
                                                        -------    -------    -------
                                                        $(3,572)   $(1,457)   $(1,887)
                                                        =======    =======    =======

Other-than-temporary declines of fair value on fixed maturities were $3,965, $300 and $1,468 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $1,066, $197 and $398 were realized on sales of fixed maturities in 2001, 2000 and 1999, respectively.

Net unrealized (depreciation) appreciation on available for sale securities as of December 31, 2001 and 2000 is summarized as follows:

                                                               2001        2000
                                                              -------    --------
Net unrealized (depreciation) appreciation:
     Fixed maturities.......................................  $(1,972)   $(10,880)
     Equities...............................................      172         196
     Separate account seed money............................     (713)         --
                                                              -------    --------
                                                               (2,513)    (10,684)
Adjustments:
     Amortization of deferred policy acquisition costs......      640       5,304
     Deferred Federal income taxes..........................      656       1,882
                                                              -------    --------
Net unrealized (depreciation) appreciation..................  $(1,217)   $ (3,498)
                                                              =======    ========

Net investment income, by type of investment, is as follows for the years ending December 31, 2001, 2000 and 1999:

                                                         2001       2000       1999
                                                        -------    -------    -------
Gross investment income:
Fixed maturities:
  Available for sale..................................  $24,229    $22,586    $25,413
  Held to maturity....................................       --      2,880      4,126
Equity securities.....................................        1          7          2
Mortgage loans........................................    4,964      4,842      5,099
Real estate...........................................       97        300        183
Policy loans..........................................      765        606        427
Cash and cash equivalents.............................      427        455        255
Other, net............................................      459        216        119
                                                        -------    -------    -------
                                                         30,942     31,892     35,624
Less investment expenses..............................   (1,297)    (1,351)      (748)
                                                        -------    -------    -------
Net investment income.................................  $29,645    $30,541    $34,876
                                                        =======    =======    =======

4.  MORTGAGE LOANS

The carrying value of impaired loans at December 31, 2001 was $245, which was net of reserves of $164. There were no impaired loans at December 31, 2000.

A reconciliation of the reserve balance, including general reserves, for mortgage loans for 2001 and 2000 is as follows:

                                                              2001    2000
                                                              ----    ----
Balance at January 1........................................  $740    $740
Provision, net of recoveries................................   105      --
                                                              ----    ----
Balance at December 31......................................  $845    $740
                                                              ====    ====

The average recorded investment in impaired loans was $123 and $0 during 2001 and 2000, respectively. Interest income recognized on impaired loans during 2001, 2000 and 1999 was $41, $0 and $124, respectively. All interest income on impaired loans was recognized on the cash basis.

5.  REAL ESTATE

Real estate totaled $656 and $1,549 as of December 31, 2001 and 2000, respectively. There was no depreciation expense for the years ended December 31, 2001, 2000 and 1999. No writedowns to fair value were required in 2001 or 1999, while fair value writedowns were $411 in 2000.

6.  DEFERRED POLICY ACQUISITION COSTS

A reconciliation of the deferred policy acquisition cost (DAC) asset for 2001, 2000 and 1999 is as follows:

                                                       2001        2000        1999
                                                     --------    --------    --------
Balance at January 1,..............................  $139,063    $133,347    $104,913
Expenses deferred..................................    30,436      34,336      31,369
Amortization of DAC................................   (15,335)    (24,379)    (16,426)
Effect on DAC from unrealized (gains) losses.......    (4,664)     (4,241)     13,491
                                                     --------    --------    --------
Balance at December 31,............................  $149,500    $139,063    $133,347
                                                     ========    ========    ========

7.  FEDERAL INCOME TAXES

The Company is included in a consolidated Federal income tax return with Provident Mutual. The tax liability is accrued on a separate company basis, adjusted for an allocation of an equity tax from Provident Mutual.

The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax income as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          2001       2000       1999
                                                         -------    -------    ------
Federal income tax at statutory rate...................  $ 5,172    $ 3,007    $4,780
  Current year equity tax..............................      287        528       817
  True down of prior years' equity tax.................     (585)      (664)     (900)
  Dividend received deduction..........................   (1,735)    (1,099)       --
  Other................................................      (90)        --        --
                                                         -------    -------    ------
Provision for Federal income tax from operations.......  $ 3,049    $ 1,772    $4,697
                                                         =======    =======    ======

Deferred income tax assets and liabilities reflect the income tax effects of cumulative temporary differences between the reported values of assets and liabilities for financial statement purposes and income tax return purposes. Components of the Company's net deferred income tax liability are as follows at December 31, 2001 and 2000:

                                                               2001       2000
                                                              -------    -------
DEFERRED TAX LIABILITY
Deferred policy acquisition costs...........................  $44,006    $39,254
                                                              -------    -------
DEFERRED TAX ASSET
Reserves....................................................   31,810     33,466
Invested assets.............................................    3,277      1,484
Policyholder dividends......................................      239        218
Net unrealized loss on available for sale securities........      655      1,883
Other.......................................................      208        138
                                                              -------    -------
  Total deferred tax asset..................................   36,189     37,189
                                                              -------    -------
Net deferred tax liability..................................  $ 7,817    $ 2,065
                                                              =======    =======

Under current tax law, stock life insurance companies are taxed at current rates on distributions from the special surplus account for the benefit of policyholders designated "Policyholder Surplus" (the Account). The Tax Reform Act of 1984 eliminated further additions to the Account after December 31, 1983. The aggregate accumulation at December 31, 1983 was $2,037. The Company has no present plans to make any distributions that would subject the Account to current taxation.

The Company's Federal income tax returns have been audited through 1995. All years through 1985 are closed. Years 1986 through 1995 have been audited and are closed with the exception of several issues for which claims for refund have been filed. Years 1996 and subsequent remain open. In the opinion of management, adequate provision has been made for the possible effect of potential assessments related to prior years' taxes.

8.  REINSURANCE

In the normal course of business, the Company assumes risks from and cedes certain parts of its risks to other insurance companies. The primary purpose of ceded reinsurance is to limit losses from large exposures. For life insurance, the Company retains no more than $1,500 on any single life.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company would be liable for these obligations. The Company evaluates the financial condition of its reinsurers and limits its exposure to any one reinsurer.

The tables below highlight the amounts shown in the accompanying financial statements, which are net of reinsurance activity:

                                                            CEDED TO      ASSUMED
                                               GROSS         OTHER       FROM OTHER       NET
                                               AMOUNT      COMPANIES     COMPANIES       AMOUNT
                                             ----------    ----------    ----------    ----------
DECEMBER 31, 2001:
Life insurance in force....................  $4,659,781    $3,611,320     $12,581      $1,061,042
                                             ==========    ==========     =======      ==========
Premiums...................................  $   14,596    $    3,502     $    49      $   11,143
                                             ==========    ==========     =======      ==========
Future policyholder benefits...............  $  477,411    $    6,492     $ 1,307      $  472,226
                                             ==========    ==========     =======      ==========
DECEMBER 31, 2000:
Life insurance in force....................  $4,019,597    $3,106,563     $18,600      $  931,634
                                             ==========    ==========     =======      ==========
Premiums...................................  $   23,230    $    1,027     $    80      $   22,283
                                             ==========    ==========     =======      ==========
Future policyholder benefits...............  $  467,015    $    5,025     $ 1,549      $  463,539
                                             ==========    ==========     =======      ==========
DECEMBER 31, 1999:
Life insurance in force....................  $3,304,015    $2,454,842     $25,319      $  874,492
                                             ==========    ==========     =======      ==========
Premiums...................................  $   18,580    $      639     $    90      $   18,031
                                             ==========    ==========     =======      ==========
Future policyholder benefits...............  $  482,673    $    3,515     $ 1,968      $  481,126
                                             ==========    ==========     =======      ==========

A coinsurance agreement exists between Provident Mutual and the Company with respect to annuities. Prior to 1992, the agreement covered SPDA's issued after 1984. The agreement was amended in 1992 to include single premium immediate annuities and supplementary contracts. Pursuant to this agreement, the Company has no reinsurance recoverables at December 31, 2001 and 2000. Deposits ceded during 2001 and 2000 were $848 and $2,314, respectively.

Approximately $1,969,853 and $1,943,283 of the Company's life insurance in force is ceded to Provident Mutual under two reinsurance agreements and a modified coinsurance agreement at December 31, 2001 and 2000, respectively. Premiums and deposits ceded were $1,715 and $1,532 during 2001 and 2000, respectively. Reinsurance recoverables at December 31, 2001 and 2000 were $110 and $113, respectively.

9.  RELATED PARTY TRANSACTIONS

Provident Mutual and its subsidiaries provide certain investment and administrative services to the Company. Generally, fees for these services are based on an allocation of costs upon either a specific identification basis or a proportional cost allocation basis which management believes to be reasonable. These costs include direct salaries and related benefits, including pension and other postretirement benefits as well as overhead costs. These costs were $17,602, $16,848 and $15,941 for 2001, 2000 and 1999, respectively.

The contractual obligations under the Company's SPDA contracts in force and issued before September 1, 1988 are guaranteed by Provident Mutual. Total SPDA contracts affected by this guarantee in force at December 31, 2001 and 2000 approximated $62,031 and $67,028, respectively.

10.  COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include investment commitments related to its interests in mortgage loans, marketable securities lending and interest rate futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

At December 31, 2001, the Company had outstanding limited partnership commitments of approximately $920. The Company had no mortgage loan commitments as of December 31, 2001.

Periodically, the Company enters securities lending agreements to earn additional investment income on its securities. The borrower must provide cash collateral prior to or at the inception of the loan. There were no securities lending positions at December 31, 2001 or 2000.

INVESTMENT PORTFOLIO CREDIT RISK

  Bonds

The Company's bond investment portfolio is predominately comprised of investment grade securities. At December 31, 2001 and 2000, approximately $22,373 and $31,305, respectively, in debt security investments (6.6% and 12.7%, respectively, of the total debt security portfolio) are considered "below investment grade." Securities are classified as "below investment grade" primarily by utilizing rating criteria established by independent bond rating agencies.

Debt security investments with a carrying value at December 31, 2001 of $3,012 were non-income producing for the year ended December 31, 2001. Foregone interest related to non-income producing debt security investments totaled $486, $177 and $77 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company had debt security investments that did not exceed 8% of total assets in any industry at both December 31, 2001 and 2000.

  Mortgage Loans

The Company originates mortgage loans either directly or through mortgage correspondents and brokers throughout the country. Loans are primarily related to underlying real property investments in office and apartment buildings and retail/commercial and industrial facilities. Mortgage loans are collateralized by the related properties and such collateral generally approximates a minimum 133% of the original loan value at the time the loan is made.

At December 31, 2001, there was one delinquent mortgage loan (i.e., a loan where payments on principal and/or interest are over 90 days past due) in the amount of $245. There was one delinquent mortgage loan in the amount of $396 as of December 31, 2000. Foregone interest related to loans in default totaled $2, $21 and $124 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company had no loans in any state where principal balances in the aggregate exceeded 20% of the Company's equity.

LITIGATION AND UNASSERTED CLAIMS

Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, these assessments will not have a material adverse effect on the financial statements.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes will not have a material adverse effect on the Company's financial position or its results of operations.

11.  COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

                                                       BEFORE         TAX         NET OF
                                                        TAX        (EXPENSE)       TAX
                                                       AMOUNT       BENEFIT       AMOUNT
                                                     ----------    ---------    ----------
YEAR ENDED DECEMBER 31, 2001
  Unrealized (depreciation) appreciation on
     securities....................................   $    (64)     $    23      $   (41)
  Less: reclassification adjustment for losses
     realized in net income........................      3,572       (1,250)       2,322
                                                      --------      -------      -------
  Net change in unrealized (depreciation)
     appreciation on securities....................   $  3,508      $(1,227)     $ 2,281
                                                      ========      =======      =======
YEAR ENDED DECEMBER 31, 2000
  Unrealized (depreciation) appreciation on
     securities....................................   $   (938)     $   328      $  (610)
  Less: reclassification adjustment for losses
     realized in net income........................      1,457         (510)         947
                                                      --------      -------      -------
  Net change in unrealized (depreciation)
     appreciation on securities....................   $    519      $  (182)     $   337
                                                      ========      =======      =======
YEAR ENDED DECEMBER 31, 1999:
  Unrealized appreciation (depreciation) on
     securities....................................   $(11,256)     $ 3,939      $(7,317)
  Less: reclassification adjustment for losses
     realized in net income........................      1,887         (660)       1,227
                                                      --------      -------      -------
  Net change in unrealized (depreciation)
     appreciation on securities....................   $ (9,369)     $ 3,279      $(6,090)
                                                      ========      =======      =======

                                     PART C

                               OTHER INFORMATION

Item 27.  Exhibits


1.   Board of Directors Resolutions.
     a) Resolution adopted by the Board of Directors of Providentmutual Life and Annuity Company of America authorizing establishment of the Providentmutual Variable
          Life Separate Account(1)
     b) Resolution adopted by the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual
          Variable Life Separate Account(1)
     c) Resolution adopted by the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual
          Variable Life Separate Account(2)
     d) Resolution adopted by the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual
          Variable Life Separate Account(3)
     e)   Resolution adopted by the Board of Directors of Nationwide
          Life and Annuity Company of America authorizing additional
          Subaccounts of the Nationwide Provident VLI Separate Account
          A(13)
2.   Custodian Agreements. Not applicable.
3.   Underwriting Contracts.
     a) Form of Underwriting Agreement among Providentmutual Life and Annuity Company of America, PML Securities, Inc. and
          Providentmutual Variable Life Separate Account(1)
     b)   Personal Producing General Agent's Agreement and
          Supplement(1)
     c)   Personal Producing Agent's Agreement and Supplement(1)
     d)   Producing General Agent's Agreement and Supplement(1)
     e)   Form of Selling Agreement between PML Securities, Inc. and
          Broker/Dealers(1)
4.   Contracts.
     a)   Individual Flexible Premium Adjustable Variable Life
          Insurance Policy (Form VL205)(13)
     b)   Individual Flexible Premium Adjustable Variable Life
          Insurance Policy -- Employee Benefit Series (Unisex Version)
          (Form VL206)(13)
     c)   Convertible Term Life Rider (Form PLC308)(1)
     d)   Additional Insurance Benefit Rider (Form R2308)(4)
     e)   Children's Term Rider (Form PLC306)(4)
     f)   Extension of Final Policy Date Rider (Form PLC822)(1)
     g)   Change of Insured Rider (Form PLC905)(1)
     h)   Disability Waiver Benefit Rider (Form R2901)(4)
     i)   Disability Waiver of Premium Benefit Rider (Form PLC903)(4)
     j)   Qualify as Section 403(b) Rider (Form PLC827)(5)
     k)   Accelerated Death Benefit Rider (Form PLC/0904)(6)
     l)   Long Term Care Acceleration Benefit Rider (Form R2100)(7)
     m)   Long Term Care Extended Insurance Benefit Rider (Form
          R2102)(7)

     n)   Long Term Care Waiver Benefit Rider (Form R2100)(7)
     o)   Supplemental Application for Long Term Care Benefits (Form
          A624.01)(7)
     p)   Accelerated Death Benefit Rider (Form R2904)(7)
5.   Applications.
     a)   Form of Application (Form A3 and A4)(2)
     b)   Form of Supplemental Application -- Initial Allocation
          Schedule (Form A65)(9)
6.   Depositor's Certificate of Incorporation and By-Laws.
     a)   Charter of Providentmutual Life and Annuity Company of
          America(6)
     b)   By-Laws of Providentmutual Life and Annuity Company of
          America(6)
     c)   Charter of Nationwide Life and Annuity Company of
          America(13)
7.   Reinsurance Contracts.
     a) Amendment Number 3 to the Reinsurance Agreement No. 2728 between Providentmutual Life and Annuity Company of America and ERC Life Reinsurance Corporation(13)
     b) Amendment Number 4 to the Reinsurance Agreement No. 2728 between Providentmutual Life and Annuity Company of America and ERC Life Reinsurance Corporation(13)
     c)   Automatic Reinsurance Agreement No. 2728 between
          Providentmutual Life and Annuity Company of America and
          Phoenix Home Life Mutual Insurance Company(13)
     d)   YRT Agreement No. 5920-5 between Providentmutual Life and
          Annuity Company of America and Transamerica Occidental Life
          Insurance Company(13)
     e)   YRT Agreement No. 5920-6 between Providentmutual Life and
          Annuity Company of America and Transamerica Occidental Life
          Insurance Company(13)
     f)   Single Life Permanent Pool (ERC)(9)
     g)   Single Life Permanent Pool (RGA)(9)
     h)   Automatic and Facultative YRT Reinsurance Agreement between
          Provident Mutual Life Insurance Company, Providentmutual
          Life and Annuity Company of America, and RGA Reinsurance
          Company(9)
     i)   Addendum to the Automatic and Facultative Reinsurance
          Agreement between Provident Mutual Life Insurance Company,
          Providentmutual Life and Annuity Company of America, and RGA
          Reinsurance Company(9)
8.   Participation Agreements.
     a)   Participation Agreement among Market Street Fund, Inc.,
          Providentmutual Life and Annuity Company of America and PML
          Securities, Inc.(6)
     b)   Participation Agreement among Variable Insurance Products
          Fund, Fidelity Corporation and Providentmutual Life and
          Annuity Company of America(5)
     c)   Participation Agreement among Variable Insurance Products
          Fund II, Fidelity Corporation and Providentmutual Life and
          Annuity Company of America(5)
     d)   Participation Agreement among Market Street Fund,
          Providentmutual Life and Annuity Company of America and 1717
          Capital Management Company(8)
     e)   Second Amendment to Participation Agreement among
          Providentmutual Life and Annuity Company of America,
          Variable Insurance Products Fund, and Fidelity Distributors
          Corporation(3)
     f)   Second Amendment to Participation Agreement among
          Providentmutual Life and Annuity Company of America,
          Variable Insurance Products Fund II, and Fidelity
          Distributors Corporation(3)

     g)   Form of Participation Agreement among Gartmore Variable
          Insurance Trust, Nationwide Life Insurance Company of
          America, and Nationwide Life and Annuity Company of
          America(9)
     h)   Form of Participation Agreement among Vanguard Variable
          Insurance Fund, Nationwide Life Insurance Company of
          America, and Nationwide Life and Annuity Company of
          America(9)
     i)   Shareholder Services Agreement among Provident Mutual Life
          Insurance Company, Providentmutual Life and Annuity Company of America and American Century Investment Services,
          Inc.(10)
     j)   Participation Agreement among Dreyfus Variable Investment
          Fund, Providentmutual Life and Annuity Company of America and Premier Mutual Fund Services, Inc.(12)
     k)   First Amendment to Participation Agreement between Dreyfus
          Variable Investment Fund and Providentmutual Life and
          Annuity Company of America(3)
     l)   Second Amendment to Participation Agreement between Dreyfus
          Variable Investment Fund and Providentmutual Life and
          Annuity Company of America(3)
     m)   Participation Agreement among Insurance Management Series,
          Providentmutual Life and Annuity Company of America and
          Federated Securities Corp.(12)
     n)   Amendment to Participation Agreement by and among Provident
          Mutual Life Insurance Company, Providentmutual Life and
          Annuity Company of America, Federated Securities Corp., and
          Insurance Management Series(11)
     o)   Participation Agreement between Janus Aspen Series and
          Providentmutual Life and Annuity Company of America(3)
     p)   Participation Agreement among Oppenheimer Variable Account
          Funds, Provident Mutual Life Insurance Company,
          Providentmutual Life and Annuity Company of America, and
          OppenheimerFunds, Inc.(10)
9.   Administrative Contracts. Not applicable.
10.  Other Material Contracts.
     a)   Powers of Attorney(9)
     b)   Support Agreement between Provident Mutual Life Insurance
          Company And Providentmutual Life and Annuity Company of
          America(6)
11.  Legal Opinion. Opinion and Consent of James Bernstein,
     Esquire(13)
12.  Actuarial Opinion. Not applicable.
13.  Calculations. Not applicable.
14.  Other Opinions.
     a)   Consent of Sutherland Asbill & Brennan LLP
     b)   Consent of PricewaterhouseCoopers LLP
     c)   Consent of Scott V. Carney, FSA, MAAA
15. Omitted Financial Statements. No financial statements are omitted from Item 24.
16.  Initial Capital Agreements. Not applicable.
17.  Redeemability Exemption. Description of Nationwide Life Insurance
     Company of America's Issuance, Transfer and Redemption Procedures for Policies.(9)


---------------
 (1) Incorporated herein by reference to post-effective amendment No. 4 to the Form S-6 registration statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, File No. 33-83138.

 (2) Incorporated herein by reference to post-effective amendment No. 2 to the Form S-6 registration statement for Providentmutual Life and Annuity Company of America filed on April 24, 2000, File No. 333-67775.


 (3) Incorporated herein by reference to post-effective amendment No. 6 to the Form S-6 registration statement for Providentmutual Life and Annuity Company of America filed on April 19, 2002, File No. 333-67775.



 (4) Incorporated herein by reference to pre-effective amendment No. 1 to the Form S-6 registration statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.



 (5) Incorporated herein by reference to post-effective amendment No. 18 to the Form S-6 registration statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.



 (6) Incorporated herein by reference to post-effective amendment No. 5 to the Form S-6 registration statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-65512.



 (7) Incorporated herein by reference to post-effective amendment No. 3 to the Form S-6 registration statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.



 (8) Incorporated herein by reference to the initial filing of the Form N-4 registration statement for Providentmutual Life and Annuity Company of America filed on April 5, 2001, File No. 333-58310.



 (9) Incorporated herein by reference to pre-effective amendment No. 1 to the Form N-6 registration statement for Nationwide Life Insurance Company of America filed on December 16, 2002, File No. 333-98629.



(10) Incorporated herein by reference to post-effective amendment No. 5 to the Form S-6 registration statement for Provident Mutual Life Insurance Company filed on April 19, 2002, File No. 333-71763.



(11) Incorporated herein by reference to post-effective amendment number 9 to the Form N-4 registration statement for Provident Mutual Life Insurance Company filed on April 25, 2002, File No. 33-70926.



(12) Incorporated herein by reference to post-effective amendment number 8 to the Form N-4 registration statement for Providentmutual Life and Annuity Company of America filed on April 25, 2000, File No. 33-65512.



(13) Incorporated herein by reference to pre-effective amendment number 1 to the Form N-6 registration statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, File No. 333-98631.

Item 28.  Directors and Officers of the Depositor


       NAME AND PRINCIPAL BUSINESS ADDRESS*               POSITION AND OFFICES WITH DEPOSITOR
       ------------------------------------               -----------------------------------
Joseph J. Gasper**.................................  Director and Vice Chairperson of the Board
W. G. Jurgensen**..................................  Director, Chairperson of the Board, and Chief
                                                     Executive Officer
Richard A. Karas**.................................  Director
Gary D. McMahan....................................  Director, President, and Chief Operating
                                                     Officer
Mark R. Thresher**.................................  Director, Senior Vice President, and
                                                     Assistant Treasurer
James Benson.......................................  Senior Vice President and Assistant Treasurer
Scott V. Carney....................................  Senior Vice President and Actuary
Peter D. Cuozzo....................................  Senior Vice President
Patricia R. Hatler**...............................  Senior Vice President, General Counsel, and
                                                     Secretary
William E. Mabe***.................................  Senior Vice President - Operations
Edwin P. McCausland, Jr.**.........................  Senior Vice President
Brian W. Nocco**...................................  Senior Vice President and Treasurer
Denise Sortino***..................................  Senior Vice President


---------------

  * The principal business address for each officer and director is c/o Nationwide Life Insurance Company of America, 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.


 ** The address is One Nationwide Plaza, Columbus, Ohio 43215.

*** The address is 300 Continental Drive, Newark, Delaware 19713.

ITEM 29. Persons Controlled by or Under Common Control With the Depositor or Registrant


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  1717 Advisory         1000 Chesterbrook                                 Stock          Pennsylvania    This is an inactive
  Services, Inc.        Blvd                                                                             company and was a
  (Provident --         Berwyn, PA 19312                                                                 registered investment
  acquired 1 Oct 02)                                                                                     advisor.
  1717 Brokerage        1000 Chesterbrook                                 Stock          Pennsylvania    This company is
  Services, Inc.        Blvd                                                                             registered as a
  (Provident --         Berwyn, PA 19312                                                                 broker-dealer.
  acquired 1 Oct 02)
  1717 Capital          Christina Executive                               Stock          Pennsylvania    The company is
  Management Company    Campus                                                                           registered as a
  (Provident -- acquired 220 Continental                                                                 broker-dealer and
  1 Oct 02)             Drive                                                                            investment advisor.
                        Newark, DE 19713
  1717 Insurance        75 Wells Avenue                                   Stock         Massachusetts    This is a agency that
  Agency of             Newton, MA 02159                                                                 was established to
  Massachusetts                                                                                          grant proper licensing
  (Provident -- acquired                                                                                 to Provident Mutual
  1 Oct 02)                                                                                              companies in
                                                                                                         Massachusetts.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  1717 Insurance        12221 Merit Dr                                    Stock             Texas        This is a agency that
  Agency of Texas       Suite 1100                                                                       was established to
  (Provident --         Dallas, TX 75251                                                                 grant proper licensing
  acquired 1 Oct 02)                                                                                     to Provident Mutual
                                                                                                         companies in Texas.
  401(k) Investment     99 San Jacinto Blvd   99 San Jacinto Blvd         Stock             Texas        The corporation is a
  Services, Inc.        Suite 1100            Suite 1100                                                 broker-dealer
                        Austin, TX 78701      Austin, TX 78701                                           registered with the
                                                                                                         National Association of
                                                                                                         Securities Dealer, a
                                                                                                         self-regulatory body of
                                                                                                         the Securities and
                                                                                                         Exchange Commission
  401(k) Companies,                           99 San Jacinto Blvd         Stock             Texas        This corporation acts
  Inc. (The)                                  Suite 1100                                                 as a holding company.
                                              Austin, TX 78701
  401(k) Company (The)                        99 San Jacinto Blvd         Stock             Texas        The corporation is a
                                              Suite 1100                                                 third- party
                                              Austin, TX 78701                                           Administrator providing
                                                                                                         record keeping services
                                                                                                         for 401(k) plans.
  401(k) Investment     99 San Jacinto Blvd   99 San Jacinto Blvd         Stock             Texas        The corporation is an
  Advisors, Inc         Suite 1100            Suite 1100                                                 investment advisor
                        Austin, TX 78701      Austin, TX 78701                                           registered with the
                                                                                                         Securities and Exchange
                                                                                                         Commission.
  Affiliate Agency of                         Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Ohio, Inc.                                  Columbus, OH 43216                                         insurance agency
                                                                                                         marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Affiliate Agency,                           Two Nationwide Plaza        Stock            Delaware      The corporation is an
  Inc                                         Columbus, OH 43216                                         insurance agency
                                                                                                         marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  AGMC Reinsurance Ltd  4546 Corporate Drive  4546 Corporate Drive        Stock         Turks & Caicos   The corporation is a
                        Suite 100             Suite 100                                    Islands       captive reinsurer.
                        West Des Moines, IA   West Des Moines, IA
                        50266-5911            50266-5911
  AID Financial         701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation is a
  Services, Inc         Des Moines, IA 50391  Des Moines, IA 50391                                       holding company.
  Allied Document       701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Solutions, Inc        Des Moines, IA 50391  Des Moines, IA 50391                                       provides general
                                                                                                         printing services to
                                                                                                         its affiliated
                                                                                                         companies as well as to
                                                                                                         unaffiliated companies.
  ALLIED General        701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporations a
  Agency Company        Des Moines, IA 50391  Des Moines, IA 50391                                       managing general agent
                                                                                                         and surplus lines
                                                                                                         broker for property and
                                                                                                         casualty insurance
                                                                                                         products.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Allied Group          701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation engages
  Insurance Marketing   Des Moines, IA 50391  Des Moines, IA 50391                                       in the direct marketing
  Company                                                                                                of property and
                                                                                                         casualty insurance
                                                                                                         products.
  ALLIED Group, Inc     701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation is a
                        Des Moines, IA 50391  Des Moines, IA 50391                                       property and casualty
                                                                                                         holding company.
  ALLIED Property and   701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Casualty Insurance    Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
  Company                                                                                                property and casualty
                                                                                                         insurance.
  Allied Texas Agency,  701 Fifth Avenue      701 Fifth Avenue            Stock             Texas        The corporation acts as
  Inc.                  Des Moines, IA 50391  Des Moines, IA 50391                                       a managing general
                                                                                                         agent to place personal
                                                                                                         and commercial
                                                                                                         automobile insurance
                                                                                                         with CCNIC for the
                                                                                                         independent agency
                                                                                                         companies.
  Allnations, Inc.                                                        Stock              Ohio        The corporation engages
                                                                                                         in promoting ,
                                                                                                         extending, and
                                                                                                         strengthening
                                                                                                         cooperative insurance
                                                                                                         organizations
                                                                                                         throughout the world.
  AMCO Insurance        701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Company               Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
                                                                                                         property and casualty
                                                                                                         insurance.
  American Marine                             One Nationwide Plaza        Stock            Florida       The corporation is an
  Underwriters, Inc                           Columbus, Ohio 43216                                       underwriting manager
                                                                                                         for ocean cargo and
                                                                                                         hull insurance.
  Asset Management      Gartmore House        One Nationwide Plaza        Stock          England and     The corporation is a
  Holdings, plc         8 Fenchurch Place     Columbus, Ohio 43217                          Wales        holding company of a
                        London                                                                           group engaged in the
                        EC3M4PH                                                                          management of pension
                        United Kingdom                                                                   fund assets, unit trust
                                                                                                         and other collective
                                                                                                         investment trusts an
                                                                                                         portfolios for
                                                                                                         corporate clients.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Audenstar Limited     Gartmore House        Gartmore House        Limited Liability      England       To market insurance
  acquired by GGAMT 27  8 Fenchurch Place     8 Fenchurch Place          Company                         products and to carry
  Jun 02                London                London                                                     on business in the
                        EC3M4PH               EC3M4PH                                                    fields of life,
                        United Kingdom        United Kingdom                                             pension, house motor,
                                                                                                         marine, fire employers'
                                                                                                         liability, accident and
                                                                                                         other insurance; to act
                                                                                                         as insurance brokers
                                                                                                         and consultants and as
                                                                                                         agents for effecting
                                                                                                         insurance and obtaining
                                                                                                         policies in respect of
                                                                                                         all and every kind of
                                                                                                         risk and against death,
                                                                                                         injury or loss arising
                                                                                                         out of, or through, or
                                                                                                         in connection with any
                                                                                                         accident and against
                                                                                                         loss or damage to real
                                                                                                         or personal property.
  Cal-Ag Insurance      1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation is a
  Services, Inc         Sacramento, CA 95815  Sacramento, CA 95815                                       small captive insurance
                                                                                                         brokerage firm serving
                                                                                                         principally, but not
                                                                                                         exclusively, the
                                                                                                         "traditional" agent
                                                                                                         producers of CalFarm
                                                                                                         Insurance Company.
  CalFarm Insurance     1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation assist
  Agency                Sacramento, CA 95815  Sacramento, CA 95815                                       agents and affiliated
                                                                                                         companies in account
                                                                                                         completion for
                                                                                                         marketing CalFarm
                                                                                                         Products.
  Calfarm Insurance     1602 Exposition Blvd  1602 Exposition Blvd        Stock           California     The corporation is a
  Company               Sacramento, CA 95815  Sacramento, CA 95815                                       California based
                                                                                                         multi-line insurance
                                                                                                         corporation which
                                                                                                         writes agricultural,
                                                                                                         commercial, personal
                                                                                                         and individual health
                                                                                                         coverages and benefits
                                                                                                         for the sponsorship of
                                                                                                         the California Farm
                                                                                                         Bureau.
  CAP PRO HOLDING,                                                        Stock            Delaware      This company operates
  INC. (NEW COMPANY                                                                                      as a holding company.
  FORMED 17 OCT 02)
  Coda Capital                                                            stock          Pennsylvania    The company is a
  Management acquired                                                                                    convertible bond
  by Nationwide                                                                                          manager.
  Financial Services,
  Inc. on 12 Sep 02
  Colonial County                             8416 Datapoint Dr          Mutual             Texas        The corporation
  Mutual Insurance                            San Antonio, TX                                            underwrites
  Company                                     78227                                                      non-standard automobile
                                                                                                         and motor cycle
                                                                                                         insurance and various
                                                                                                         other commercial
                                                                                                         liability coverage in
                                                                                                         Texas.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Cooperative Service   1963 Bell Avenue      1963 Bell Avenue            Stock            Nebraska      The corporation is an
  Company               Des Moines, Iowa      Des Moines, Iowa                                           insurance agency that
                        50315                 50315                                                      sell and services
                                                                                                         commercial insurance,
                                                                                                         The corporation also
                                                                                                         provides loss control
                                                                                                         and compliance
                                                                                                         consulting services and
                                                                                                         audit, compilation, and
                                                                                                         tax preparation
                                                                                                         services.
  Corviant Corporation  1200 RIVER ROAD       1200 RIVER ROAD             Stock            Delaware      The purpose of the
                        CONSHOHOCKEN, PA      CONSHOHOCKEN,                                              corporation is to
                        19428                 PA 19428                                                   create a captive
                                                                                                         distribution network
                                                                                                         through which
                                                                                                         affiliates can sell
                                                                                                         multi-manager
                                                                                                         investment products,
                                                                                                         insurance products and
                                                                                                         sophisticate estate
                                                                                                         planning services.
  Damian Securities     Gartmore House        One Nationwide Plaza        Stock           England &      The corporation is
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        engaged in investment
                        London                                                                           holding.
                        EC3M4PH
                        United Kingdom
  Dancia Life S.A.      NEW COMPANY                                       stock           Luxembourg
  acquired by NGH
  Luxembourg S.A.
  10 Sep 02
  Delfi Realty          P.O. BOX 12610                                    Stock            Delaware      This is an inactive
  Corporation           WILMINGTON, DE 19850                                                             company.
  (Provident -- acquired
  1 Oct 02)
  Depositors Insurance  701 Fifth Avenue      701 Fifth Avenue            Stock              Iowa        The corporation
  Company               Des Moines, IA 50391  Des Moines, IA 50391                                       underwrites general
                                                                                                         property and casualty
                                                                                                         insurance.
  Dinamica                                                                Stock             Brazil       The company
  Participacoes SA                                                                                       participates in other
                                                                                                         companies related to
                                                                                                         the registrant's
                                                                                                         international
                                                                                                         operations.
  Discover Insurance                          One Nationwide Plaza  Limited Liability     California     The purpose of the
  Agency , LLC                                Columbus, Ohio 43215       Company                         company is to sell
                                                                                                         property and casualty
                                                                                                         insurance products,
                                                                                                         including, but not
                                                                                                         limited to, automobile
                                                                                                         or other vehicle
                                                                                                         insurance and
                                                                                                         homeowner's insurance.
  Discover Insurance                          One Nationwide Plaza  Limited Liability       Texas        To sell property and
  Agency of Texas, LLC                        Columbus, Ohio 43215       Company                         casualty insurance
                                                                                                         products including, but
                                                                                                         not limited to,
                                                                                                         automobile or other
                                                                                                         vehicle insurance and
                                                                                                         homeowner's insurance.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  F&B Inc.              1963 Bell Avenue      1963 Bell Avenue            Stock              Iowa        The corporation is an
                        Des Moines, Iowa      Des Moines, Iowa                                           insurance agency that
                        50315                 50315                                                      places business not
                                                                                                         written by Farmland
                                                                                                         Insurance company with
                                                                                                         other carriers.
  Farmland Mutual       1963 Bell Avenue      1963 Bell Avenue           Mutual              Iowa        The corporation
  Insurance Company     Des Moines, Iowa      Des Moines, Iowa                                           provides property and
                        50315                 50315                                                      casualty insurance
                                                                                                         primarily to
                                                                                                         agricultural
                                                                                                         businesses.
  Fenplace Limited      Gartmore House        One Nationwide Plaza        Stock           England &      Currently inactive.
                        8 Fenchurch Place     Columbus, Ohio 43215                          Wales
                        London
                        EC3M4PH
                        United Kingdom
  Financial Horizons                          Two Nationwide Plaza        Stock             Texas        The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Texas, Inc                                                                                          marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Alabama       The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Alabama, Inc                                                                                        marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Ohio, Inc                                                                                           marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Oklahoma      The corporation is an
  Distributors Agency                         Columbus, Ohio 43215                                       insurance agency
  of Oklahoma, Inc.                                                                                      marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Financial Horizons                          Two Nationwide Plaza        Stock            Oklahoma      The corporation is a
  Securities                                  Columbus, Ohio 43215                                       limited broker-dealer
  Corporation                                                                                            doing business solely
                                                                                                         in the financial
                                                                                                         institutions market.
  Florida Records                             Two Nationwide Plaza        Stock            Florida       The corporation
  Administrator, Inc.                         Columbus, Ohio 43215                                       administers the
                                                                                                         deferred compensation
                                                                                                         play for the public
                                                                                                         employees of the State
                                                                                                         of Florida.
  Four P Finance                                                          Stock          Pennsylvania    This is an inactive
  Company                                                                                                company.
  (Provident -- acquired
  1 Oct 02)


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  G.I.L. Nominees       Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act of 1985
                        United Kingdom                                                                   (English Law)
  Gartmore 1990         Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        as a general partner in
                        London                                                                           a limited partnership
                        EC3M4PH                                                                          formed to invest
                        United Kingdom                                                                   unlisted securities.
  Gartmore 1990         Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Trustee Limited       8 Fenchurch Place     Columbus, Ohio 43215                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act of 1985
                        United Kingdom                                                                   (English Law)
  Gartmore Asset        1200 RIVER ROAD       1209 Orange Street          Stock            Delaware      The company serves a
  Management, Inc.      CONSHOHOCKEN,         Wilmington, DE 19801                                       registered investment
  (new company -- 4     PA 19428                                                                         advisor/performing
  Apr 02)                                                                                                equity investment
                                                                                                         functions.
  Gartmore Capital      Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Management Limited    8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in investment
                        London                                                                           management and advisory
                        EC3M4PH                                                                          services to business
                        United Kingdom                                                                   institutional and
                                                                                                         private investors.
  Gartmore              1200 RIVER ROAD       1200 River Road             Stock            Delaware      The corporation is a
  Distribution          CONSHOHOCKEN,         Conshohocken,                                              limited broker-dealer.
  Services Inc          PA 19428              PA 19428
  Gartmore Emerging     1200 RIVER ROAD       1209 Orange Street    Limited Liability      Delaware
  Managers, LLC (name   CONSHOHOCKEN,         Wilmington, DE 19801       Company
  change eff 15 Oct     PA 19428
  02)
  Gartmore Fund         Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Managers Limited      8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in authorized unit
                        London                                                                           trust management.
                        EC3M4PH
                        United Kingdom
  Gartmore Fund         PO Box 278            Gartmore House              Stock         Jersey Channel   The company is engaged
  Managers              45 la Motte Street    8 Fenchurch Place                            Islands       in investment
  International         St Helier             London                                                     administration and
  Limited               Jersey Channel        EC3M4PH                                                    support.
                        Islands               United Kingdom
                        JE4 8TF
  Gartmore Global       1200 RIVER ROAD       1200 River Road        Business Trust        Delaware      The company acts as a
  Asset Management      CONSHOHOCKEN,         Conshohocken,                                              holding company for the
  Trust                 PA 19428              PA 19428                                                   Gartmore Group and as a
                                                                                                         registered investment
                                                                                                         advisor.
  Gartmore Global       1200 RIVER ROAD       3801 KENNETT PIKE           STOCK            Delaware      This company operates
  Asset Management,     CONSHOHOCKEN,         STE C200                                                   as a holding company.
  Inc.                  PA 19428              GREENVILLE,
  (new 31 May 02)                             DE 19807
  Gartmore Global       1200 RIVER ROAD       3801 KENNETT PIKE           Stock            Delaware      The company acts as a
  Investments Inc       CONSHOHOCKEN, PA      STE C200                                                   holding company.
                        19428                 GREENVILLE, DE 19807


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gartmore Global       Gartmore House        One Nationwide Plaza  Delaware General       Delaware      The partnership is
  Partners              8 Fenchurch Place     Columbus, Ohio 43216     Partnership                       engaged in investment
                        London                                                                           management.
                        EC3M4PH
                        United Kingdom
  Gartmore Indosuez UK  Gartmore House        One Nationwide Plaza        Stock           England &      The company is a
  Recovery Fund (G.P.)  8 Fenchurch Place     Columbus, Ohio 43216                          Wales        general partner in two
  Limited               London                                                                           limited partnerships
                        EC3M4PH                                                                          formed to invest in
                        United Kingdom                                                                   unlisted securities.
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43215                          Wales        in investment
                        London                                                                           management and advisory
                        EC3M4PH                                                                          services to pension
                        United Kingdom                                                                   funds, unit trusts and
                                                                                                         other collective
                                                                                                         investment schemes,
                                                                                                         investment trusts and
                                                                                                         portfolios for
                                                                                                         corporate or other
                                                                                                         institutional clients.
  Gartmore Investment   Oberlindau 80-82      Gartmore House              Stock            Germany       The company is engaged
  Services GmbH         D-60323 Frankfurt am  8 Fenchurch Place                                          in marketing support.
                        Main. Germany         London
                                              EC3M4PH
                                              United Kingdom
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock            England       The company is engaged
  Services Limited      8 Fenchurch Place     Columbus, Ohio 43216                                       in investment holding.
                        London
                        EC3M4PH
                        United Kingdom
  Gartmore Investment   Gartmore House        One Nationwide Plaza        Stock           England &      The company is an
  Management plc        8 Fenchurch Place     Columbus, Ohio 43215                          Wales        investment holding
                        London                                                                           company and provides
                        EC3M4PH                                                                          services to other
                        United Kingdom                                                                   companies within the
                                                                                                         Gartmore Group.
  Gartmore Investor     1200 RIVER ROAD       1200 River Road             Stock              Ohio        The corporation
  Services, Inc.        CONSHOHOCKEN, PA      Conshohocken, PA                                           provides transfer and
                        19428                 19428                                                      dividend disbursing
                                                                                                         services to various
                                                                                                         mutual fund entities.
  Gartmore Japan        10F Asahi Seimei      Gartmore House              Stock             Japan        The company is engaged
  Limited               Hibiya Building       8 Fenchurch Place                                          in the business of
                        1-5-1 Yurakucho       London                                                     investment management.
                        Chiyodo-Ku            EC3M4PH
                        Tokyo                 United Kingdom
  Gartmore Morley and   5665 SW Meadows Rd    5665 SW Meadows Rd          Stock             Oregon       The corporation brokers
  Associates, Inc.      Suite 400             Suite 400                                                  or places book value
                        Lake Oswego, OR       Lake Oswego, OR                                            maintenance agreements
                        97035                 97035                                                      (wrap contracts) and
                                                                                                         guaranteed contracts
                                                                                                         (GICs) for collective
                                                                                                         investment trusts and
                                                                                                         accounts.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gartmore Morley       5665 SW Meadows Rd    5665 SW Meadows             Stock             Oregon       The corporation is an
  Capital Management,   Suite 400             Suite 400                                                  investment advisor and
  Inc.                  Lake Oswego, OR       Lake Oswego, OR                                            stable value money
                        97035                 97035                                                      manager.
  Gartmore Morley       5665 SW Meadows Rd    5667 SW Meadows             Stock             Oregon       The corporation is a
  Financial Services,   Suite 400             Suite 400                                                  holding company.
  Inc.                  Lake Oswego, OR       Lake Oswego, OR
                        97035                 97035
  Gartmore Mutual Fund  1200 RIVER ROAD       1200 River Road        Business Trust        Delaware      The trust acts as a
  Capital Trust         CONSHOHOCKEN,         Conshohocken, PA                                           registered investment
                        PA 19428              19428                                                      advisor.
  Gartmore Nominees     Gartmore House        One Nationwide Plaza        Stock           England &      The company is dormant
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        within the meaning of
                        London                                                                           Section 249AA of the
                        EC3M4PH                                                                          Companies Act 1985
                        United Kingdom                                                                   (English Law)
  Gartmore Pension      Gartmore House        One Nationwide Plaza        Stock           England &      The company is the
  Trustees Limited      8 Fenchurch Place     Columbus, Ohio 43216                          Wales        trustee of the Gartmore
                        London                                                                           Pension Scheme.
                        EC3M4PH
                        United Kingdom
  Gartmore Riverview    97 East River Road    Gartmore House        Limited Liability      Delaware      The company provides
  LLC                   Rumson, NJ 07760      8 Fenchurch Place          Company                         customized solutions,
                                              London                                                     in the form of expert
                                              EC3M4PH                                                    advise and investment
                                              United Kingdom                                             management services, to
                                                                                                         a limited number of
                                                                                                         institutional
                                                                                                         investors, through
                                                                                                         construction of hedge
                                                                                                         fund and alternative
                                                                                                         asset portfolios and
                                                                                                         their integration into
                                                                                                         the entire asset
                                                                                                         allocation framework.
  Gartmore S.A.         1200 RIVER ROAD       1201 River Roads       Business Trust        Delaware      The trust acts as a
  Capital Trust         CONSHOHOCKEN, PA      Conshohocken, PA                                           registered investment
                        19428                 19428                                                      advisor.
  Gartmore Secretaries  PO Box 278            Gartmore House              Stock            Jersey,       The company acts as a
  (Jersey) Ltd          45 la Motte Street    8 Fenchurch Place                            Channel       nominee. The company is
                        St Helier             London                                       Islands       dormant.
                        Jersey                EC3M4PH
                        Channel Islands       United Kingdom
                        JE4 8TF
  Gartmore Securities   Gartmore House        One Nationwide Plaza        Stock           England &      The company is engaged
  Limited               8 Fenchurch Place     Columbus, Ohio 43216                          Wales        in investment holding
                        London                                                                           and is a partner in
                        EC3M4PH                                                                          Gartmore Global
                        United Kingdom                                                                   Partners.
  Gartmore Trust        5665 SW Meadows Rd    5665 SW Meadows Rd          Stock             Oregon       The corporation is an
  Company               Suite 400             Suite 400                                                  Oregon state bank with
                        Lake Oswego, OR       Lake Oswego, OR                                            trust power.
                        97035                 97035
  Gartmore U.S.                               One Nationwide Plaza        Stock           England &      The company is a joint
  Limited                                     Columbus, Ohio 43216                          Wales        partner in Gartmore
                                                                                                         Global Partners.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Gates, McDonald &                           3456 Mill Run Dr            Stock              Ohio        The company provides
  Company                                     Hilliard, OH 43026                                         services to employers
                                                                                                         for managing worker's
                                                                                                         compensation matters
                                                                                                         and employee benefits
                                                                                                         costs.
  Gates, McDonald &                           3456 Mill Run Dr            Stock             Nevada       The corporation
  Company of Nevada                           Hilliard, OH 43026                                         provides self-insurance
                                                                                                         administration, claims
                                                                                                         examining and data
                                                                                                         processing services.
  Gates, McDonald &                           3456 Mill Run Dr            Stock            New York      The corporation
  Company of New York,                        Hilliard, OH 43026                                         provides worker's
  Inc                                                                                                    compensation/self-insured
                                                                                                         claims administration
                                                                                                         services to employers
                                                                                                         with exposure in New
                                                                                                         York.
  GatesMcDonald Health                        3456 Mill Run Dr            Stock              Ohio        The corporation
  Plus, Inc.                                  Hilliard, OH 43026                                         provides medical
                                                                                                         management and cost
                                                                                                         containment services to
                                                                                                         employers.
  GGI MGT LLC NEW       1200 RIVER ROAD       919 North Market St   Limited Liability      Delaware      The company is a
  COMPANY 19 SEP 02     CONSHOHOCKEN,         Suite 600                  Company                         passive investment
                        PA 19428              Wilmington, DE 19801                                       holder in Newhouse
                                                                                                         Special Situations Fund
                                                                                                         I, LLC for the purpose
                                                                                                         of allocation of
                                                                                                         earnings to Gartmore
                                                                                                         management team as it
                                                                                                         relates to the
                                                                                                         ownership and
                                                                                                         management of Newhouse
                                                                                                         Special Situations Fund
                                                                                                         I, LLC.
  Institutional                                                           Stock            New York      This company holds
  Concepts, Inc.                                                                                         insurance licenses in
  (Provident --                                                                                          numerous states.
  acquired 1 Oct 02)
  Insurance                                   6461 Busch Blvd,            Stock              Ohio        The corporation is an
  Intermediaries, Inc                         Ste 100                                                    insurance agency and
                                              Columbus, Oh 43229                                         provides commercial
                                                                                                         property and casualty
                                                                                                         brokerage services.
  Landmark Financial                          Two Nationwide Plaza        Stock            New York      The corporation is an
  Services of New                             Columbus, Oh 43216                                         insurance agency
  York, Inc.                                                                                             marketing life
                                                                                                         insurance and annuity
                                                                                                         products through
                                                                                                         financial institutions.
  Lone Star General     11603 West Coker      11603 West Coker            Stock             Texas        The corporation acts as
  Agency, Inc           Loop #100             Loop #100                                                  general agent to market
                        San Antonio, TX       San Antonio, TX                                            non-standard automobile
                        78216                 78216                                                      and motorcycle
                                                                                                         insurance for Colonial
                                                                                                         County Mutual Insurance
                                                                                                         Company.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Market Street Fund    1000 Chesterbrook                                 Stock            Delaware      This is an open-end
  (Provident -- acquired Blvd                                                                            diversified management
  1 Oct 02)             Berwyn, PA 19312                                                                 company that serves as
                                                                                                         an investment medium
                                                                                                         for the variable life
                                                                                                         policies and variable
                                                                                                         annuity of NLICA and
                                                                                                         NLAICA.
  Market Street         1000 Chesterbrook                                 Stock          Pennsylvania    This is an inactive
  Investment            Blvd                                                                             company.
  Management Company    Berwyn, PA 19312
  (Provident -- acquired
  1 Oct 02)
  MedProSolutions, Inc  3456 Mill Run Dr      3456 Mill Run Dr            Stock         Massachusetts    The corporation
                        Hilliard, OH 43026    Hilliard, OH 43026                                         provides third-party
                                                                                                         administration services
                                                                                                         for workers
                                                                                                         compensation,
                                                                                                         automobile injury and
                                                                                                         disability claims.
  National Casualty     16 North Carroll      8877 North Gainey           Stock           Wisconsin      The corporation
  Company               Street,               Center Dr.                                                 underwrites various
                        Ste 209               Scottsdale, Arizona                                        property and casualty
                        Madison, Wisconsin    85258                                                      coverage, as well as
                        53703                                                                            individual and group
                                                                                                         accident and health
                                                                                                         insurance.
  National Casualty                                                       Stock            England       This company is
  Company of America,                                                                                    currently inactive.
  Ltd
  National Deferred                           1550 Old Henderson          Stock              Ohio        The corporation
  Compensation Inc.                           Rd                                                         administers deferred
                                              Columbus, Oh 43220                                         compensation plans for
                                                                                                         public employees.
  Nationwide Advantage  4546 Corporate Drive  4546 Corporate Drive        stock              Iowa        The company is engaged
  Mortgage Company      Suite 100             Suite 100                                                  in making residential
  (name change)         West Des Moines, IA   West Des Moines, IA                                        (1-4 family) mortgage
                        50266-5911            50266-5911                                                 loans.
  Nationwide Affinity   One Nationwide Plaza  Corporate Woods,            Stock             Kansas       It is a shell insurer
  Insurance Company of  Columbus, Ohio 43215  Bldg. 9                                                    with no active policies
  America                                     Suite 450                                                  of liabilities.
                                              9200 Indian Creek
                                              Pky
                                              Overland Park , KS
                                              66210
  Nationwide                                  Three Nationwide      Limited Liability        Ohio        The company invests in
  Affordable Housing,                         Plaza                      Company                         affordable multi-family
  LLC                                         Columbus, Ohio 43216                                       housing projects
                                                                                                         throughout the U.S.
  Nationwide Agency,    5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation is an
  Inc.                  Circle                Circle                                                     insurance agency.
                        Dublin, Ohio 43017    Dublin, Ohio 43017
  Nationwide            1964 Bell Avenue      1964 Bell Avenue            Stock              Iowa        The corporation
  Agribusiness          Des Moines, IA 50315  Des Moines, IA 50315                                       provides property and
  Insurance Company                                                                                      casualty insurance
                                                                                                         primarily to
                                                                                                         agricultural business.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Arena,                           One Nationwide Plaza  Limited Liability        Ohio        The purpose of this
  LLC                                         Columbus, Ohio 43216       Company                         company is to develop
                                                                                                         Nationwide Arena and to
                                                                                                         engage in related Arena
                                                                                                         district development
                                                                                                         activity.
  Nationwide Asset                            1 Minster Court             Stock           England &      This company acts as a
  Management Holdings,                        Mincing Lane 1                                Wales        holding company.
  Ltd.                                        London EC3R 7AA
                                              England
  Nationwide Assurance  16 North Carroll      One Nationwide Plaza        Stock           Wisconsin      The corporation under-
  Company               Street, Ste 209       Columbus, Ohio 43215                                       writes non-standard
                        Madison, Wisconsin                                                               auto and motorcycle
                        53703                                                                            insurance.
  Nationwide Capital    One Nationwide Plaza  One Nationwide Plaza  Limited Liability        Ohio        This is a holding
  Mortgage, LLC (new    Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         company that funds/owns
  company -- formed 14                                                                                   commercial mortgage
  Feb 02)                                                                                                loans for an interim
                                                                                                         basis, hedges the loans
                                                                                                         during the ownership
                                                                                                         period, and then sells
                                                                                                         the loans as part of a
                                                                                                         securitization to
                                                                                                         generate a profit.
  Nationwide Cash       One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation buys
  Management Company    Columbus, Ohio 43215  Columbus, Ohio 43215                                       and sells investment
                                                                                                         securities of a
                                                                                                         short-term nature as
                                                                                                         agent for other
                                                                                                         corporations,
                                                                                                         foundations, and
                                                                                                         insurance company
                                                                                                         separate accounts.
  Nationwide Community                        One Nationwide Plaza  Limited Liability        Ohio        The company hold
  Development                                 Columbus, Ohio 43215       Company                         investments in
  Corporation, LLC                                                                                       low-income housing
                                                                                                         funds.
  Nationwide                                  One Nationwide Plaza        Stock              Ohio        The corporation acts
  Corporation                                 Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company for entities
                                                                                                         affiliated with NMIC
                                                                                                         and NMFIC.
  Nationwide Financial                        One Nationwide Plaza        Stock              Ohio        The corporation acts as
  Assignment Company                          Columbus, Ohio 43215                                       an administrator of
                                                                                                         structured settlements.
  Nationwide Financial                        One Nationwide Plaza        Stock            Delaware      The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors Agency,                                                                                   insurance agency.
  Inc.
  Nationwide Financial                        One Nationwide Plaza        Stock           New Mexico     The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors Agency,                                                                                   insurance agency.
  Inc. of New Mexico
  Nationwide Financial                        One Nationwide Plaza        Stock         Massachusetts    The corporation engages
  Institution                                 Columbus, Ohio 43215                                       in the business of an
  Distributors                                                                                           insurance agency.
  Insurance Agency,
  Inc of Massachusetts


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Financial                        One Nationwide Plaza        Stock            Bermuda       The corporation is a
  Services (Bermuda)                          Columbus, Ohio 43215                                       long- term insurer that
  Ltd.                                                                                                   issues variable annuity
                                                                                                         and variable life
                                                                                                         products to persons
                                                                                                         outside the United
                                                                                                         States and Bermuda.
  Nationwide Financial                        One Nationwide Plaza      Statutory          Delaware      The Trust's sole
  Services Capital                            Columbus, Ohio 43215   Business Trust                      purpose is to issue and
  Trusts                                                                                                 sell certain securities
                                                                                                         representing individual
                                                                                                         beneficial interests in
                                                                                                         the assets of the
                                                                                                         Trust.
  Nationwide Financial                        One Nationwide Plaza      Statutory          Delaware      The Trust's sole
  Services Capital                            Columbus, Ohio 43215   Business Trust                      purpose is to issue and
  Trusts II                                                                                              sell certain securities
                                                                                                         representing individual
                                                                                                         beneficial interests in
                                                                                                         the assets of the
                                                                                                         Trust.
  Nationwide Financial                        One Nationwide Plaza        Stock            Delaware      The corporation acts
  Services, Inc.                              Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company within the
                                                                                                         Nationwide organization
                                                                                                         that offer or
                                                                                                         distribute long-term
                                                                                                         savings and retirement
                                                                                                         products.
  Nationwide Financial                        One Nationwide Plaza  Limited Liability       Poland       The corporation
  Sp. Zo.o                                    Columbus, Ohio 43215       Company                         provides services to
                                                                                                         Nationwide Global
                                                                                                         Holdings, Inc. in
                                                                                                         Poland.
  Nationwide                                  One Nationwide Plaza   not-for-profit          Ohio        The corporation
  Foundation                                  Columbus, Ohio 43215                                       contributes to
                                                                                                         non-profit activities
                                                                                                         and projects.
  Nationwide General    One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The Corporation
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215                                       transacts a general
                                                                                                         insurance business,
                                                                                                         except life insurance.
  Nationwide Global                           One Nationwide Plaza    single member          Ohio        The company acts as a
  Finance, LLC                                Columbus, Ohio 43215  limited liability                    support company for
                                                                         company                         Nationwide Global
                                                                                                         Holdings, Inc., in its
                                                                                                         international
                                                                                                         capitalization efforts.
  Nationwide Global                           One Nationwide Plaza   exempt limited       Luxembourg     This company is formed
  Funds                                       Columbus, Ohio 43215  liability company                    to issue shares of
                                                                                                         mutual funds.
  Nationwide Global                           One Nationwide Plaza        Stock              Ohio        The corporation is a
  Holdings, Inc.                              Columbus, Ohio 43215                                       holding company for
                                                                                                         international
                                                                                                         operations.
  Nationwide Global                           One Nationwide Plaza      Branch of         Luxembourg     It serves as an
  Holdings, Inc.                              Columbus, Ohio 43215  Nationwide Global                    extension of Nationwide
  Luxembourg Branch                                                   Holdings, Inc                      Global Holdings, Inc.
  Nationwide Global                           One Nationwide Plaza        Stock             Brazil       The company acts as a
  Holdings-NGH Brazil                         Columbus, Ohio 43215                                       Holding Company.
  Participacoes LTDA


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Global                           One Nationwide Plaza        Stock            Delaware      The company acts as a
  Japan, Inc                                  Columbus, Ohio 43215                                       Holding Company.
  Nationwide Global                           One Nationwide Plaza        Stock           Hong Kong      The corporation is a
  Limited                                     Columbus, Ohio 43215                                       holding company for
                                                                                                         Asian operations.
  Nationwide Health     5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation
  Plans, Inc            Circle                Circle                                                     operates as a Health
                        Dublin, Ohio 43017    Dublin, Ohio 43017                                         Insurance Corporation
                                                                                                         (HIC).
  Nationwide Holdings,                                                    Stock             Brazil       The purpose of this
  SA                                                                                                     company is to
                                                                                                         participate in other
                                                                                                         companies related to
                                                                                                         registrant's
                                                                                                         international
                                                                                                         operations.
  Nationwide Home                             710 Fifth Avenue            Stock              Ohio        This corporation
  Mortgage                                    Des Moines, Iowa                                           performs the marketing
  Distributors, Inc.                          50391                                                      function for Nationwide
                                                                                                         Home Mortgage Company.
  Nationwide Indemnity  One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        Acts as a reinsurer by
  Company               Columbus, Ohio 43215  Columbus, Ohio 43215                                       assuming business from
                                                                                                         NMIC and other insurers
                                                                                                         within the Nationwide
                                                                                                         Insurance Organization.
  Nationwide Insurance  16 North Carroll      701 Fifth Avenue            Stock           Wisconsin      The corporation is an
  Company of America    Street, Ste 209       Des Moines, Iowa                                           independent agency
                        Madison, Wisconsin    50391                                                      person lines
                        53703                                                                            underwriter of
                                                                                                         property/casualty
                                                                                                         Insurance.
  Nationwide Insurance  One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation tracks
  Company of Florida    Columbus, Ohio 43215  Columbus, Ohio 43215                                       general business except
                                                                                                         life insurance.
  Nationwide Insurance                        One Nationwide Plaza  Limited Liability        Ohio        The company provides
  Sales Company, LLC                          Columbus, Ohio 43215       Company                         administrative services
  (Named changed                                                                                         for the product sales
  effective 3 Jun 02)                                                                                    and distribution
                                                                                                         channels of Nationwide
                                                                                                         Mutual Insurance
                                                                                                         Company and its
                                                                                                         affiliates and
                                                                                                         subsidiary insurance
                                                                                                         companies.
  Nationwide                                  One Nationwide Plaza        Stock           California     The corporation is a
  International                               Columbus, Ohio 43215                                       special risks, excess
  Underwriters, Inc.                                                                                     and surplus lines
                                                                                                         underwriting manager.
  Nationwide            Two Nationwide Plaza  One Nationwide Plaza        Stock            Oklahoma      It is a limited broker-
  Investment Services   Columbus, Ohio 43215  Columbus, Ohio 43215                                       dealer doing business
  Corporation                                                                                            in the deferred
                                                                                                         compensation market and
                                                                                                         acts as an investment
                                                                                                         advisor.
  Nationwide Life and   One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation engages
  Annuity Insurance     Columbus, Ohio 43215  Columbus, Ohio 43215                                       is underwriting life
  Company                                                                                                insurance and granting
                                                                                                         purchasing, and
                                                                                                         disposing of annuities.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Life and   300 Continental       1200 Chesterbrook           Stock            Delaware      The company insures
  Annuity Company of    Drive                 Blvd                                                       against personal
  America               Newark, DE            Berwyn, PA 19312                                           injury, disablement, or
  (Provident --         19713-4399                                                                       death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness and every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life                             One Nationwide Plaza  Limited Liability      Thailand      The corporation
  Assurance Company,                          Columbus, Ohio 43215       Company                         provides individual
  Ltd.                                                                                                   life insurance, group
                                                                                                         life and health
                                                                                                         insurance, fixed and
                                                                                                         variable annuity
                                                                                                         products, and other
                                                                                                         life insurance
                                                                                                         products.
  Nationwide Life       1000 Chesterbrook     1000 Chesterbrook           Stock          Pennsylvania    The company insures
  Insurance Company of  Blvd                  Blvd                                                       against personal
  America               Berwyn, PA 19312      Berwyn, PA 19312                                           injury, disablement, or
  (Provident --                                                                                          death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness amd every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life       300 Continental       1200 Chesterbrook           Stock            Delaware      The company insures
  Insurance Company of  Drive                 Blvd                                                       against personal
  Delaware              Newark, DE            Berwyn, PA 19312                                           injury, disablement, or
  (Provident --         19713-4399                                                                       death resulting from
  acquired 1 Oct 02)                                                                                     traveling or general
                                                                                                         accidents, and against
                                                                                                         disablement resulting
                                                                                                         from sickness amd every
                                                                                                         insurance appertaining
                                                                                                         thereto.
  Nationwide Life       One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        This corporation
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215                                       provides individual
                                                                                                         life, group and health
                                                                                                         insurance, fixed and
                                                                                                         variable annuity
                                                                                                         products, and other
                                                                                                         life insurance
                                                                                                         products.
  Nationwide Lloyds     1333 Corporate Drive  1333 Corporate Drive   This is a Texas        Texas        The corporation markets
                        Irving, Texas 75038   Irving, Texas 75038    Lloyds company                      commercial property
                                                                                                         insurance in Texas.
  Nationwide            5525 Parkcenter       5525 Parkcenter             Stock              Ohio        The corporation offers
  Management System,    Circle                Circle                                                     a preferred provider
  Inc.                  Dublin, Ohio 43017    Dublin, Ohio 43017                                         organization and other
                                                                                                         related products and
                                                                                                         services.
  NATIONWIDE MARTIMA                                                      Stock             Brazil       To operate as a
  VIDA PREVIDENCIA                                                                                       licensed insurance
  S.A.                                                                                                   company in the
                                                                                                         categories of Life and
                                                                                                         Unrestricted Private
                                                                                                         Pension Plans in
                                                                                                         Brazil.
  Nationwide Mortgage                         One Nationwide Plaza        Stock              Ohio        The corporation acts as
  Holdings, Inc.                              Columbus, Ohio 43215                                       a holding company.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Mutual     One Nationwide Plaza  One Nationwide Plaza  Mutual Insurance         Ohio        The company engages in
  Fire Insurance        Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         a general insurance and
  Company                                                                                                reinsurance business,
                                                                                                         except life insurance.
  Nationwide Mutual                           Three Nationwide          open-end             Ohio        The corporation
  Funds                                       Plaza                    investment                        operates as a business
                                              Columbus, Ohio 43215       company                         trust for the purposes
                                                                                                         of issuing investment
                                                                                                         shares to the public
                                                                                                         and to segregate asset
                                                                                                         accounts of life
                                                                                                         insurance companies.
  Nationwide Mutual     One Nationwide Plaza  One Nationwide Plaza  Mutual Insurance         Ohio        The company engages in
  Insurance Company     Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         general insurance and
                                                                                                         reinsurance business,
                                                                                                         except life insurance.
  Nationwide                                  One Nationwide Plaza  Limited Liability        Ohio        The company is engaged
  Properties, Ltd.                            Columbus, Ohio 43215       Company                         in the business of
                                                                                                         developing, owning and
                                                                                                         operating real estate
                                                                                                         and real estate
                                                                                                         investments.
  Nationwide Property   One Nationwide Plaza  One Nationwide Plaza        Stock              Ohio        The corporation engages
  and Casualty          Columbus, Ohio        Columbus, Ohio 43215                                       in a general insurance
  Insurance Company     433215                                                                           business, except life
                                                                                                         insurance.
  Nationwide Provident  103 Springer Bldg     NAME CHANGE PENDING         Stock            Delaware      This is an inactive
  Distributors,Inc      3411 Silversid Road                                                              company.
  (fka Providentmutual  Wilmington, DE 19850
  Distributors,
  Inc. -- acquired 1
  Oct 02)
  Nationwide Provident  1000 Chesterbrook     NAME CHANGE PENDING         Stock          Pennsylvania    This is a holding
  Holding Company (fka  Blvd                                                                             company.
  -Providentmutual      Berwyn, PA 19312
  Holding Company
  Provident -- acquire
  1 Oct 02)
  Nationwide                                  Two Nationwide Plaza        Stock              Ohio        The corporation is an
  Retirement Plan                             Columbus, Ohio 43215                                       insurance agency
  Services, Inc.                                                                                         providing individual
                                                                                                         and group life,
                                                                                                         disability and health
                                                                                                         insurance and marketing
                                                                                                         retirement plan
                                                                                                         administration and
                                                                                                         investments.
  Nationwide                                  Two Nationwide Plaza        Stock            Delaware      The corporation markets
  Retirement Services,                        Columbus, Ohio 43215                                       and administers
  Inc.                                                                                                   deferred compensation
                                                                                                         plans for public
                                                                                                         employees.
  Nationwide                                  Two Nationwide Plaza        Stock            Alabama       The corporation
  Retirement Solutions                        Columbus, Ohio 43215                                       provides retirement
  Inc. Of Alabama                                                                                        products,
                                                                                                         marketing/education and
                                                                                                         administration to
                                                                                                         public employees and
                                                                                                         educators.
  Nationwide                                  Two Nationwide Plaza        Stock         Massachusetts    The corporation markets
  Retirement Solutions                        Columbus, Ohio 43215                                       and administers
  Insurance Agency,                                                                                      deferred compensation
  Inc.                                                                                                   plans for public
                                                                                                         employees.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide                                  Two Nationwide Plaza        Stock            Wyoming       The corporation markets
  Retirement                                  Columbus, Ohio 43215                                       and administers
  Solutions, Inc., of                                                                                    deferred compensation
  Wyoming                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Arizona       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  ARIZONA                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Arkansas      The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  ARKANSAS                                                                                               plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Montana       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  MONTANA                                                                                                plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock             Nevada       The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  NEVADA                                                                                                 plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock           New Mexico     The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  NEW MEXICO                                                                                             plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock              Ohio        The corporation
  RETIREMENT                                  Columbus, Ohio 43215                                       provides retirement
  SOLUTIONS, INC. OF                                                                                     products,
  OHIO                                                                                                   marketing/education and
                                                                                                         administration to
                                                                                                         public employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock            Oklahoma      The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  OKLAHOMA                                                                                               plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock          South Dakota    The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  SOUTH DAKOTA                                                                                           plans for public
                                                                                                         employees.
  NATIONWIDE                                  Two Nationwide Plaza        Stock             Texas        The corporation markets
  RETIREMENT                                  Columbus, Ohio 43215                                       and administers
  SOLUTIONS, INC. OF                                                                                     deferred compensation
  TEXAS                                                                                                  plans for public
                                                                                                         employees.
  Nationwide            Three Nationwide      5475 Rings Road             Stock              Ohio        The corporation is a
  Securities, Inc.      Plaza                 Atrium II, Suite 410                                       broker-dealer and
                        Columbus, Ohio 43215  Dublin, Ohio 43017                                         provides investment
                                                                                                         management and
                                                                                                         administrative
                                                                                                         services.
  Nationwide Services                         One Nationwide Plaza    single member          Ohio        The company performs
  Company LLC                                 Columbus, Ohio 43215  Limited Liability                    shared services
                                                                         Company                         functions for the
                                                                                                         Nationwide
                                                                                                         organization.
  Nationwide Services                         One Nationwide Plaza  Limited Liability       Poland       The corporation
  Sp. Zo.o                                    Columbus, Ohio 43217       Company                         provides services to
                                                                                                         Nationwide Global
                                                                                                         Holdings, Inc. Poland.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Nationwide Strategic  One Nationwide Plaza  One Nationwide Plaza  Limited Liability        Ohio        The company acts as a
  Investment Fund, LLC  Columbus, Ohio 43215  Columbus, Ohio 43215       Company                         private equity fund
  (new company 20 May                                                                                    investing in companies
  02)                                                                                                    for investment purposes
                                                                                                         and to create strategic
                                                                                                         opportunities for
                                                                                                         Nationwide.
  Nationwide                                  One Nationwide Plaza        Stock             Poland       The corporation is
  Towarzystwo                                 Columbus, Ohio 43215                                       authorized to engage in
  Ubezpieczen na Zycie                                                                                   the business of life
  S.A.                                                                                                   insurance and pension
                                                                                                         products in Poland.
  Nationwide Trust                            Three Nationwide           Federal                         This is a federal
  Company, FSB                                Plaza                   Incorporation                      savings bank chartered
                                              Columbus, Ohio 43215                                       by the Office of Thrift
                                                                                                         Supervision in the
                                                                                                         United States
                                                                                                         Department of the
                                                                                                         Treasury to exercise
                                                                                                         custody and fiduciary
                                                                                                         powers.
  Nationwide UK Asset   Gartmore House        One Nationwide Plaza        Stock           England &      The company acts as a
  Management Holdings,  8 Fenchurch Place     Columbus, Ohio 43215                          Wales        holding company.
  Ltd.                  London
                        EC3M4PH
                        United Kingdom
  Nationwide UK         Gartmore House        One Nationwide Plaza        Stock           England &      The company acts as a
  Holding Company, Ltd  8 Fenchurch Place     Columbus, Ohio 43215                          Wales        holding company.
                        London
                        EC3M4PH
                        United Kingdom
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies --          Suite 210             Suite 210                                                  provides worker's
  Construction          Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
                                                                                                         administrative services
                                                                                                         to Nevada employees in
                                                                                                         the construction
                                                                                                         industry.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies Health and  Suite 210             Suite 210                                                  provides worker's
  Profit                Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation and
                                                                                                         administrative services
                                                                                                         to Nevada employees in
                                                                                                         the health and
                                                                                                         nonprofit Industries.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies             Suite 210             Suite 210                                                  provides worker's
  Hospitality and       Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
  Entertainment                                                                                          administrative services
                                                                                                         to Nevada employees in
                                                                                                         the hospitality and
                                                                                                         entertainment
                                                                                                         industries.
  Nevada Independent    1701 West Charleston  1701 West Charleston        Stock             Nevada       The corporation
  Companies             Suite 210             Suite 210                                                  provides worker's
  Manufacturing,        Las Vegas, NV 89102   Las Vegas, NV 89102                                        compensation
  Transportation and                                                                                     administrative services
  Distribution                                                                                           to Nevada employees in
                                                                                                         the manufacturing,
                                                                                                         transportation and
                                                                                                         distribution
                                                                                                         industries.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Newhouse Capital                                                  Limited Liability      Delaware      The company invests in
  Partners, LLC                                                          Company                         financial services
                                                                                                         companies that
                                                                                                         specialize in
                                                                                                         e-commerce and promote
                                                                                                         distribution of
                                                                                                         financial services.
  NEWHOUSE SPECIAL                                                  Limited Liability      Delaware      The company plans to
  SITUATIONS FUND I,                                                     Company                         own and manage
  LLC                                                                                                    Contributed Securities
                                                                                                         and to achieve long
                                                                                                         -term capital
                                                                                                         appreciation from the
                                                                                                         Contributed Securities
                                                                                                         and through investments
                                                                                                         in a portfolio of other
                                                                                                         equity investments in
                                                                                                         financial service and
                                                                                                         related companies that
                                                                                                         are considered by the
                                                                                                         Company to be
                                                                                                         undervalued.
  NFS Distributors,                           One Nationwide Plaza        Stock            Delaware      The corporation acts
  Inc.                                        Columbus, Ohio 43215                                       primarily as a holding
                                                                                                         company for Nationwide
                                                                                                         Financial Services,
                                                                                                         Inc. distribution
                                                                                                         companies.
  NFSB Investments      REGISTERED            BUSINESS                    Stock            Bermuda       The corporation buys
  Ltd. New company Jul  Cedar House           Victoria Hall                                              and sells investment
  2002                  41 Cedar Ave          11 Victoria Street                                         securities for its own
                        Hamilton HM           Hamilton HM 11                                             account in order to
                                                                                                         enhance the investment
                                                                                                         returns of its
                                                                                                         affiliates.
  NGH Luxembourg, S, A                        3 rue Nicolas Welter        Stock           Luxembourg     The company acts
                                              L 2740 Luxembourg                                          primarily as a holding
                                              Grand Duchy of                                             company for Nationwide
                                              Luxembourg                                                 Global Holdings, Inc.
                                                                                                         European operations.
  NGH Netherlands, B.V                        One Nationwide Plaza        Stock          Netherlands     The company acts as a
                                              Columbus, Ohio 43215                                       holding company for
                                                                                                         other Nationwide
                                                                                                         overseas companies.
  NGH UK, Ltd.          Gartmore House        One Nationwide Plaza        Stock         United Kingdom   The company functions
                        8 Fenchurch Place     Columbus, Ohio 43215                                       as a support company
                        London                                                                           for other Nationwide
                        EC3M4PH                                                                          overseas companies.
                        United Kingdom
  NorthPointe Capital,  101 West Big Beaver   101 West Big Beaver   Limited Liability      Delaware      The company acts as a
  LLC                   Rd, Suite 1125        Rd,                        Company                         registered investment
                        Troy, MI 48084        Suite 1125                                                 advisor.
                                              Troy, MI 48084
  PanEuroLife                                 291 route d'Arlon           Stock           Luxembourg     This Luxembourg-based
                                              BP 2408                                                    life insurance company
                                              L 1024 Luxembourg                                          provides individual
                                                                                                         life insurance
                                                                                                         primarily in the United
                                                                                                         Kingdom, Belgium and
                                                                                                         France.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Pension Associates,                         44 East Mifflin             Stock           Wisconsin      The corporation
  Inc.                                        Street                                                     provides pension plan
                                              Madison, WI 53703                                          administration and
                                                                                                         record keeping services
                                                                                                         and pension plan
                                                                                                         compensation
                                                                                                         consulting.
  PNAM, INC.            103 Springer Bldg                                 Stock            Delaware      This is a holding
  (Provident -- Acquire 3411 Silverside Road                                                             company.
  1 Oct 02)             Wilmington, DE 19850
  Premier Agency, Inc.  5 Sierra Gate Plaza   701 Fifth Avenue            Stock              Iowa        This corporation is an
                        2d Floor              Des Moines, Iowa                                           insurance agency.
                        Roseville, CA 95678   50391
  PROVESTCO, INC.       103 Springer Bldg                                 Stock            Delaware      This is a real estate
  (Provident -- acquired 3411 Silversid Road                                                             holding company that
  1 Oct 02)             Wilmington, DE 19850                                                             serves as a general
                                                                                                         partnership in joint
                                                                                                         venture investments of
                                                                                                         NLICA.
  RCMD Financial        103 Springer Bldg                                 Stock            Delaware      This is a holding
  Services, Inc.        3411 Silversid Road                                                              company.
  (Provident -- acquired Wilmington, DE 19850
  1 Oct 02)
  Retention             One Nationwide Plaza  One Nationwide Plaza       Bermuda           Bermuda       The company will write
  Alternatives, Ltd.    Columbus, Ohio 43215  Columbus, Ohio 43215    single member                      first dollar insurance
  New Company (Jun 02)                                              limited liability                    policies in the
                                                                         company                         following lines of
                                                                                                         insurance: workers
                                                                                                         compensation, general
                                                                                                         liability and
                                                                                                         automobile liability
                                                                                                         for its affiliates in
                                                                                                         the United States.
  RF Advisors, Inc.     PO Box 12610                                      Stock          Pennsylvania    This is an inactive
  (Provident -- acquired Wilmington, DE 19850                                                            company.
  1 Oct 02)
  Riverview Agency                            98 San Jacinto Blvd         Stock             Texas        The corporation is an
                                              Suite 1100                                                 insurance agency
                                              Austin, Texas 78701                                        licensed with the Texas
                                                                                                         Department of
                                                                                                         Insurance.
  Riverview             97 East River Road    97 East River Road          Stock            Delaware      This company acts as a
  International Group,  Rumson, NJ 07760      Rumson, Jew Jersey                                         broker/dealer.
  Inc. (acquired on 27                        07760
  June 02 GGAMT)
  SBSC (Thailand)                                                   Limited Liability      Thailand      This company acts as a
  Limited                                                                Company                         holding company.
  Scottsdale Indemnity  One Nationwide Plaza  8877 North Gainey           Stock              Ohio        The corporation engages
  Company               Columbus, Ohio 43215  Center Drive                                               in a general insurance
                                              Scottsdale, AZ 85258                                       business, except life
                                                                                                         insurance.
  Scottsdale Insurance  One Nationwide Plaza  8877 North Gainey           Stock              Ohio        The corporation
  Company               Columbus, Ohio 43215  Center Drive                                               primarily provides
                                              Scottsdale, AZ 85258                                       excess and surplus
                                                                                                         lines of property and
                                                                                                         casualty insurance.
  Scottsdale Surplus    8877 North Gainey     8877 North Gainey           Stock            Arizona       The corporation
  Lines Insurance       Center Drive          Center Drive                                               provides excess and
  Company               Scottsdale, AZ 85258  Scottsdale, AZ 85258                                       surplus lines coverage
                                                                                                         on a non-admitted
                                                                                                         basis.


                                                 CHART 2002 NATIONWIDE COMPANIES
                                                                     TYPE OF COMPANY        STATE           GENERAL NATURE OF
    NAME OF COMPANY         HOME OFFICE         EXECUTIVE OFFICE                         INCORPORATED            COMPANY
  Siam Ar-Na-Khet                             One Nationwide Plaza  Limited Liability      Thailand      The company is a
  Company Limited                             Columbus, Ohio 43215       Company                         holding company.
  Software Development  PO Box 15851                                      Stock            Delaware      This is an inactive
  Corporation           Wilmington, DE 19810                                                             company.
  (Provident --
  acquired 1 Oct 02)
  TBG Insurance         2029 Century Park     2029 Century Park           Stock           California     The corporation markets
  Services Corporation  East                  East                                                       and administers
                        Suite 3720            Suite 3720                                                 executive benefit
                        Los Angeles, CA       Los Angeles, CA                                            plans.
                        90067                 90067
  Vertboise, SA                               One Nationwide Plaza   Public Limited       Luxembourg     The company acts as a
                                              Columbus, Ohio 43215  Liability Company                    real property holding
                                                                                                         company.
  Veterinary Pet        4176 La Palma Ave,    4176 La Palma Ave,          Stock           California     This company provides
  Insurance Company     Suite 100             Suite 100                                                  pet insurance.
                        Anaheim, CA 92807     Anaheim, CA 92807
  Veterinary Pet        4176 La Palma Ave,    4176 La Palma Ave,          Stock           California     This corporation acts
  Services, Inc.        Suite 100             Suite 100 Anaheim,                                         as a holding company.
                        Anaheim, CA 92807     CA 92807
  Villanova             1200 RIVER ROAD       1200 River Road       Limited Liability      Delaware      The purpose of the
  Securities, LLC       CONSHOHOCKEN,         Conshohocken, PA           Company                         company is to provide
                        PA 19428              19428                                                      brokerage services for
                                                                                                         block mutual fund
                                                                                                         trading for both
                                                                                                         affiliated and
                                                                                                         non-affiliated
                                                                                                         Investment advisors and
                                                                                                         perform block mutual
                                                                                                         fund trading directly
                                                                                                         with fund companies.
  Washington Square     300 Continental                                   Stock          Pennsylvania    This company provided
  Administrative        Drive                                                                            administrative services
  Services, Inc.        Newark, DE                                                                       to NLACA.
  (Provident --         19713-4399
  acquired 1 Oct 02)
  Western Heritage      6263 North            6263 North                  Stock            Arizona       The corporation
  Insurance Company     Scottsdale Road       Scottsdale Road                                            underwrites excess and
                        Suite 240             Suite 240                                                  surplus lines of
                        Scottsdale, AZ 85250  Scottsdale, AZ 85250                                       property and casualty
                                                                                                         insurance.

                                                                     (left side)

____________________________________________________________________________________________________________________________________
                    |                                      |
      ------------------------------           -------------------------       ---------------------------
      |    NATIONWIDE AFFINITY     |           |        ALLIED         |       |                         |
      |     INSURANCE COMPANY      |           |      GROUP, INC.      |       |                         |
      |        OF AMERICA          |           |         (AGI)         |       |     NATIONWIDE LLOYDS   |
      |                            |           |                       |       |                         |
      |Common Stock: 500,000       |   |_______|Common Stock: 850      |___|   |      A TEXAS LLOYDS     |
      |------------  Shares        |   |       |------------  Shares   |   |   |                         |________________________
      |                            |   |       |                       |   |   |                         |________________________
      |              Cost          |   |       |              Cost     |   |   |                         |
      |Casualty-     ----          |   |       |Casualty-     ----     |   |   |                         |
      |100%          $23,843,431   |   |       |100%     $1,245,344,591|   |   |                         |
      ------------------------------   |       -------------------------   |   ---------------------------
                                       |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |   NATIONWIDE INSURANCE     |   |       |    ALLIED DOCUMENT    |   |   |       DEPOSITORS        |
      |     COMPANY OF AMERICA     |   |       |    SOLUTIONS, INC.    |   |   |    INSURANCE COMPANY    |
      |                            |   |       |                       |   |   |      (DEPOSITORS)       |
      |Common Stock: 12,000        |   |       |Common Stock: 10,000   |   |   |Common Stock: 300,000    |
      |------------  Shares        |___|       |------------  Shares   |___|___|------------  Shares     |
      |                            |   |       |                       |   |   |                         |
      |              Cost          |   |       |              Cost     |   |   |              Cost       |
      |              ----          |   |       |              ----     |   |   |              ----       |
      |AGI-100%      $215,273,000  |   |       |AGI-100%     $610,000  |   |   |AGI-100%      $22,251,842|
      ------------------------------   |       -------------------------   |   ---------------------------
                                       |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |         AID FINANCE        |   |       |        PREMIER        |   |   |      ALLIED PROPERTY    |
      |        SERVICES, INC.      |   |       |        AGENCY,        |   |   |        AND CASUALTY     |
      |        (AID FINANCE)       |   |       |          INC.         |   |   |     INSURANCE COMPANY   |
      |                            |   |       |                       |   |   |                         |
      |Common Stock: 10,000        |   |       |Common Stock: 100,000  |   |   |Common Stock: 300,000    |
      |------------  Shares        |___|       |------------  Shares   |___|___|------------  Shares     |
      |                            |   |       |                       |   |   |                         |
      |              Cost          |   |       |              Cost     |   |   |              Cost       |
      |              ----          |   |       |              ----     |   |   |              ----       |
      |AGI-100%      $19,545,634   |   |       |AGI-100%     $100,000  |   |   |AGI-100%      $47,018,643|
      ------------------------------   |       -------------------------   |   ---------------------------
                    |                  |                                   |
      ------------------------------   |       -------------------------   |   ---------------------------
      |           ALLIED           |   |       |          AMCO         |   |   |         WESTERN         |
      |      GROUP INSURANCE       |   |       |   INSURANCE COMPANY   |   |   |    HERITAGE INSURANCE   |
      |     MARKETING COMPANY      |   |       |         (AMCO)        |   |   |         COMPANY         |
      |                            |   |       |                       |   |   |                         |
      |Common Stock: 20,000        |   |   ____|Common Stock: 300,000  |   |   |Common Stock: 4,776,076  |
      |------------  Shares        |   |   |   |------------  Shares   |___|   |------------  Shares     |_______________________
      |                            |   |   |   |                       |       |                         |           |
      |              Cost          |   |   |   |              Cost     |       |              Cost       |           |
      |Aid           ----          |   |   |   |              ----     |       |              ----       |           |
      |Finance-100%  $16,059,469   |   |   |   |AGI-100%   $147,425,540|       |SIC-100%      $57,000,000|           |
      ------------------------------   |   |   -------------------------       ---------------------------           |
                                       |   |                                                                         |
      ------------------------------   |   |   -------------------------       ---------------------------           |
      |    NATIONWIDE MORTGAGE     |   |   |   |         ALLIED        |       |      VETERINARY PET     |           |
      |       HOLDINGS INC.        |   |   |   |    GENERAL AGENCY     |       |      SERVICES, INC.     |           |
      |           (NMHI)           |   |   |   |        COMPANY        |       |          (VPSI)         |           |
      |                            |   |   |   |                       |       |                         |           |
|____ |                            |___|   |___|Common Stock: 5,000    |       |Common Stock: 1,695,985  |           |
|     |                            |       |   |------------  Shares   |       |------------  Shares     |_______________________
|     |                            |       |   |                       |       |                         |
|     |                            |       |   |              Cost     |       |              Cost       |
|     |                            |       |   |              ----     |       |              ----       |
|     |AGI-100%                    |       |   |AMCO-100%     $135,342 |       |SIC-5.1%      $60,701    |
|     ------------------------------       |   -------------------------   |___|                         |
|                                          |                               |   |Preferred-A   403,226    |
|     ------------------------------       |   -------------------------   |   |-----------   Shares     |
|     |      NATIONWIDE HOME       |       |   |      ALLIED TEXAS     |   |   |              Cost       |
|     |    MORTGAGE DISTRIBUTORS   |       |   |      AGENCY, INC.     |   |   |              ----       |
|     |            INC.            |       |   |                       |   |   |SIC-100%      $1,121,613 |
|     |                            |       |   |                       |   |   |                         |
|____ |                            |       |___|                       |   |   |Preferred-B   250,596    |
|     |                            |       |   |                       |   |   |-----------   Shares     |
|     |                            |       |   |                       |   |   |                         |
|     |                            |       |   |                       |   |   |              Cost       |
|     |                            |       |   |                       |   |   |              ----       |
|     |NMHI-100%                   |       |   |AMCO-100%              |   |   |SIC-96.5%     $672,968   |
|     ------------------------------       |   -------------------------   |   ---------------------------
|                                          |                               |
|     ------------------------------       |   -------------------------   |   ---------------------------
|     |         NATIONWIDE         |       |   |   CALFARM INSURANCE   |   |   |      VETERINARY PET     |
|     |     ADVANTAGE MORTGAGE     |       |   |        AGENCY         |   |   |       INSURANCE CO.     |
|     |       COMPANY (NAMC)       |       |   |                       |   |   |                         |
|     |                            |       |   |                       |   |   |                         |
|_____|Common Stock: 54,348        |       |___|Common Stock: 1,000    |   |___|                         |
      |------------  Shares        |           |------------  Shares   |   |   |                         |
      |                            |           |                       |   |   |                         |
      |NMHI-89.75%                 |           |AMCO-100%              |   |   |VPSI-100%                |
      ------------------------------           -------------------------   |   ---------------------------
                    |                                      |               |
      ------------------------------           -------------------------   |   ---------------------------
      |            AGMC            |           |    CAL-AG INSURANCE   |   |   |      DVM INSURANCE      |
      |      REINSURANCE, LTD.     |           |      SERVICES, INC.   |   |___|       AGENCY, INC.      |
      |                            |           |                       |   |   |                         |
      |Common Stock: 11,000        |           |Common Stock: 100      |   |   |VPSI-100%                |
      |------------  Shares        |           |------------  Shares   |   |   ---------------------------
      |                            |           |                       |   |
      |              Cost          |           |                       |   |   ---------------------------
      |              ----          |           |CalFarm Insurance      |   |   |    VPI SERVICES INC.    |
      |NAMC-100%     $11,000       |           |Agency-100%            |   |___|                         |
      ------------------------------           -------------------------       |VPSI-100%                |
                                                                               ---------------------------

                                                                        (middle)


                                                           NATIONWIDE(R)

   -----------------------------------                                    -----------------------------------
   |        NATIONWIDE MUTUAL        |___________________________________ |         NATIONWIDE MUTUAL       |
   |        INSURANCE COMPANY        |___________________________________ |      FIRE INSURANCE COMPANY     |
   |           (CASUALTY)            |                                    |              (FIRE)             |
   -----------------------------------                                    -----------------------------------
   | ||             |                                                                      |
___| ||             _____________________________________________________________          _____________________
     ||                                                                         |
     ||                                      ___________________________________________________________________
     ||                                      |                                  |
     || ------------------------------       |   ---------------------------    |    ---------------------------
     || |      FARMLAND MUTUAL       |       |   |    NATIONWIDE GENERAL    |   |    |       SCOTTSDALE        |
     || |     INSURANCE COMPANY      |       |   |    INSURANCE COMPANY     |   |    |    INDEMNITY COMPANY    |
_____||_|Guaranty Fund               |       |   |                          |   |    |                         |
_____||_|-------------               |___|   |___|Common Stock: 20,000      |   |____|Common Stock: 50,000     |
        |Certificate                 |   |   |   |------------  Shares      |   |    |------------  Shares     |
        |-----------                 |   |   |   |                          |   |    |                         |
        |              Cost          |   |   |   |              Cost        |   |    |              Cost       |
        |              ----          |   |   |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Casualty      $500,000      |   |   |   |100%         $5,944,422   |   |    |100%         $8,800,000  |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
                                         |   |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
        |         F & B, INC.        |   |   |   |    NATIONWIDE PROPERTY   |   |    |       NATIONWIDE        |
        |                            |   |   |   |      AND CASUALTY        |   |    |    INDEMNITY COMPANY    |
        |                            |   |   |   |    INSURANCE COMPANY     |   |    |     (NW INDEMNITY)      |
        |Common Stock: 1 Share       |   |   |   |                          |   |    |                         |
        |------------                |___|   |___|Common Stock: 60,000      |   |____|Common Stock: 28,000     |
        |                            |   |   |   |------------  Shares      |   |    |------------  Shares     |
        |                            |   |   |   |                          |   |    |                         |
        |              Cost          |   |   |   |              Cost        |   |    |              Cost       |
        |Farmland      ----          |   |   |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Mutual-100%   $1,010        |   |   |   |100%         $6,000,000   |   |    |100%         $594,529,000|
        ------------------------------   |   |   ----------------------------   |    ---------------------------
                                         |   |                                  |
        ------------------------------   |   |   ----------------------------   |    ---------------------------
        |    COOPERATIVE SERVICE     |   |   |   |   NATIONWIDE ASSURANCE   |   |    |        LONE STAR        |
        |          COMPANY           |   |   |   |         COMPANY          |   |    |   GENERAL AGENCY, INC.  |
        |                            |   |   |   |                          |   |    |                         |
        |Common Stock: 600 Shares    |___|   |___|Common Stock: 1,750       |   |____|Common Stock: 1,000      |
        |------------                |       |   |------------  Shares      |   |    |------------  Shares     |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |              Cost        |   |    |              Cost       |
        |Farmland      ----          |       |   |Casualty-     ----        |   |    |Casualty-     ----       |
        |Mutual-100%   $5,336,063    |       |   |100%        $41,750,000   |   |    |100%          $5,000,000 |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |                ||
        ------------------------------       |   ----------------------------   |    ---------------------------
        |         SCOTTSDALE         |       |   | NATIONWIDE AGRIBUSINESS  |   |    |     COLONIAL COUNTY     |
        |     INSURANCE COMPANY      |       |   |    INSURANCE COMPANY     |   |    |    MUTUAL INSURANCE     |
        |            (SIC)           |       |   |                          |   |    |        COMPANY          |
        |                            |_______|___|Common Stock:  1,000,000  |   |    |                         |
        |Common Stock: 30,136        |       |   |------------   Shares     |   |    |Surplus Debentures:      |
        |------------  Shares        |       |   |                          |   |    |------------------       |
________|                            |       |   |               Cost       |   |    |                         |
        |                            |       |   |               ----       |   |    |                         |
        |                            |       |   |Casualty-99.9% $26,714,335|   |    |              Cost       |
        |              Cost          |       |   |Other Capital:            |   |    |              ----       |
        |Casualty-     ----          |           |-------------             |   |    |Colonial      $500,000   |
        |100%          $150,000,500  |       |   |Casualty-Ptd.  $713,576   |   |    |Lone Star      150,000   |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |         SCOTTSDALE         |       |   |    NATIONAL CASUALTY     |   |    |   NATIONWIDE SERVICES   |
        |       SURPLUS LINES        |       |   |         COMPANY          |   |    |      COMPANY, LLC       |
        |     INSURANCE COMPANY      |       |   |          (NC)            |   |    |                         |
        |                            |       |   |                          |   |    |                         |
________|Common Stock: 10,000        |       |___|Common Stock: 100 Shares  |   |----|Single Member Limited    |
        |------------  Shares        |       |   |------------              |   |    |Liability Company        |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |              Cost        |   |    |                         |
        |              ----          |       |   |Casualty-     ----        |   |    |                         |
        |SIC-100%      $6,000,000    |       |   |100%          $67,442,439 |   |    |Casualty-100%            |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                |                 |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |            RP&C            |       |   |    NCC OF AMERICA, LTD.  |   |    |     AMERICAN MARINE     |
        |       INTERNATIONAL        |       |   |        (INACTIVE)        |   |    |    UNDERWRITERS, INC.   |
        |                            |       |   |                          |   |    |                         |
        |Common Stock: 963           |_______|   |                          |   |____|Common Stock: 20 Shares  |
        |------------  Shares        |       |   |                          |   |    |------------             |
        |                            |       |   |                          |   |    |                         |
        |              Cost          |       |   |NC-100%                   |   |    |              Cost       |
        |Casualty-     ----          |       |   |                          |   |    |Casualty-     ----       |
        |23.88%        $2,400,740    |       |   |                          |   |    |100%         $5,020      |
        ------------------------------       |   ----------------------------   |    ---------------------------
                                             |                                  |
        ------------------------------       |   ----------------------------   |    ---------------------------
        |     NATIONWIDE CAPITAL     |       |   |     NEWHOUSE CAPITAL     |   |    |   NATIONWIDE INSURANCE  |
        |       MORTGAGE, LLC        |       |   |       PARTNERS, LLC      |   |    |    COMPANY OF FLORIDA   |
        |                            |       |   |                          |   |    |                         |
        |                            |_______|   |                          |---|____|Common Stock: 10,000     |
        |Mutual-5%                   |           |Casualty-70%              |        |------------  Shares     |
        |                            |           |                          |        |                         |
        |NW Indemnity-95%            |           |GGAMI-19%                 |        |              Cost       |
        |                            |           |                          |        |Casualty-     ----       |
        |                            |           |Fire-10%                  |        |100%         $300,000,000|
        ------------------------------           ----------------------------        ---------------------------

                                                                    (right side)

                                                                                                      ----------------
                                                                                                      |  NATIONWIDE  |
                                                                                                      |  FOUNDATION  |
                                                                                                      |              |
                                                                                                      |  MEMBERSHIP  |
                                                                                                      |  NONPROFIT   |
                                                                                                      | CORPORATION  |
                                                                                                      ----------------

_________________________________________________________________________________________________________
                                                                 |                                      |
____________________________________________________________     |                                      |
     |                                       |             |     |                                      |
     |  ------------------------------       |   ------------------------------------      ---------------------------
     |  |      NATIONWIDE CASH       |       |   |           NATIONWIDE             |      |        RETENTION        |
     |  |     MANAGEMENT COMPANY     |       |   |           CORPORATION            |      |    ALTERNATIVES, LTD.   |
     |  |                            |       |   |                                  |      |                         |
     |__|Common Stock: 100 Shares    |       |   |Common Stock:       Control       |      |                         |
     |  |------------                |       |   |------------        -------       |      |                         |
     |  |                            |       |   |13,642,432          100%          |      |                         |
     |  |                            |       |   |                                  |      |                         |
     |  |                            |       |   |                                  |      |                         |
     |  |                            |       |   |         Shares     Cost          |      |                         |
     |  |              Cost          |       |   |         ------     ----          |      |                         |
     |  |              ----          |       |   |Casualty 12,992,922 $1,344,787,854|      |                         |
     |  |Casualty-     $11,226       |       |   |Fire        649,510    118,038,022|      |Fire-100%                |
     |  |100%                        |       |   |         (See Page 2)             |      |                         |
     |  ------------------------------       |   ------------------------------------      ---------------------------
     |  ------------------------------       |   ------------------------------------
     |  |                            |       |   |        ALLNATIONS, INC.          |
     |  |        NATIONWIDE          |       |   |                                  |
     |  |         ARENA LLC          |       |   |Common Stock:     12,227 Shares   |
     |--|                            |       |   |------------                      |
     |  |                            |       |   |                  Cost            |
     |  |                            |       |   |                  ----            |
     |  |                            |       |___|Casualty-16.1%    $93,555         |
     |  |                            |       |   |Fire-16.1%        $93,697         |
     |  |                            |       |   |                                  |
     |  |                            |       |   |Preferred Stock   1,466 Shares    |
     |  |Casualty-90%                |       |   |---------------                   |
     |  |                            |       |   |                  Cost            |
     |  |                            |       |   |                  ----            |
     |  |                            |       |   |Casualty-6.8%     $100,000        |
     |  |                            |       |   |Fire-6.8%         $100,000        |
     |  ------------------------------       |   ------------------------------------
     |  ------------------------------       |   ------------------------------------
     |  |    NATIONWIDE INSURANCE    |       |   |    NATIONWIDE INTERNATIONAL      |
     |  |      SALES COMPANY, LLC    |       |   |          UNDERWRITERS            |
     |  |           (NISC)           |       |   |                                  |
     |  |                            |       |   |                                  |
     |--|                            |___|   |___|Common Stock:     1,000           |
     |  |   Single Member Limited    |   |   |   |------------      Shares          |
     |  |      Liability Company     |   |   |   |                                  |
     |  |                            |   |   |   |                  Cost            |
     |  |                            |   |   |   |                  ----            |
     |  |Casualty-100%               |   |   |   |Casualty-100%     $10,000         |
     |  ------------------------------   |   |   ------------------------------------
     |                |                  |   |
     |  ------------------------------   |   |   ------------------------------------
     |  |        INSURANCE           |   |   |   |         CALFARM INSURANCE        |
     |  |   INTERMEDIARIES, INC.     |   |   |   |             COMPANY              |
     |  |                            |   |   |   |                                  |
     |  |                            |   |   |   |                                  |
     |  |Common Stock:   1,615       |   |   |___|Common Stock:    52,000           |
     |  |------------    Shares      |   |   |   |------------     Shares           |
     |  |                            |   |   |   |                                  |
     |  |                Cost        |   |   |   |                 Cost             |
     |  |                ----        |   |   |   |                 ----             |
     |  |NISC-100%       $1,615,000  |   |   |   |Casualty-100%    $106,164,995     |
     |  ------------------------------   |   |   ------------------------------------
     |  ------------------------------   |   |   ------------------------------------
     |  |   DISCOVER INSURANCE       |   |   |   |        NATIONWIDE REALTY         |
     |  |      AGENCY, LLC           |   |   |   |         INVESTORS, LTD           |
     |  |                            |   |   |   |                                  |
     |  |   Single Member Limited    |   |   |   | Casualty-95%                     |
     |  |    Liability Company       |---|   |___|                                  |
     |  |                            |       |   |                                  |
     |  | NISC-100%                  |       |   | NW Indemnity-5%                  |
     |  ------------------------------       |   ------------------------------------
     |  ------------------------------       |   ------------------------------------
     |  |     DISCOVER INSURANCE     |       |   |       NATIONWIDE STRATEGIC       |
     |  |        AGENCY OF           |       |   |       INVESTMENT FUND, LLC       |
     |__|       TEXAS, LLC           |       |   |                                  |
     |__|                            |       |---|                                  |
        |   Single Member Limited    |           |      Single Member Limited       |
        |     Liability Company      |           |        Liability Company         |
        |                            |           |                                  |
        |                            |           | Casualty-100%                    |
        ------------------------------           ------------------------------------

                                        Subsidiary Companies      -- Solid Line
                                        Contractual Association   -- Double Line
                                        Limited Liability Company -- Dotted Line

                                        October 1, 2002

                                 NATIONWIDE(R)

                                                                     (left side)

                                                                      --------------------
                                                                      |NATIONWIDE MUTUAL |_______________________________________
                                                                      |INSURANCE COMPANY |_______________________________________
                                                                      |   (CASUALTY)     |
                                                                      --------------------













_____________________________________________________________                                          _________________________
|                  |                                        |                                          |
|                  |                                        |                                          |
|  ---------------------------------        ---------------------------------         ---------------------------------
|  | NATIONWIDE TOWARZYSTWO        |        |  NATIONWIDE GLOBAL HOLDINGS,  |         |      NATIONWIDE GLOBAL        |
|  | UBEZPIECZEN NA ZYCIE SA       |        |     INC.-LUXEMBOURG BRANCH    |         |     HOLDINGS, INC. (NGH)      |
|  |                               |        |             (BRANCH)          |         |                               |
|  |Common Stock: 1,952,000 Shares |        |                               |_________|Common Stock:       1 Share    |
|  |------------                   |        |                               |    |    |------------                   |
|  |                               |        |                               |    |    |                   Cost        |
|  |NGH-100%                       |        |                               |    |    |                   ----        |
|  ---------------------------------        | Endowment Capital-$1,000,000  |    |    |NW Corp.-100%      $794,465,454|
|                  |                        ---------------------------------    |    ---------------------------------
|                  |                                        |                    |
|  ---------------------------------        ---------------------------------    |    ---------------------------------
|  |      NATIONWIDE               |        |     NGH LUXEMBOURG S.A.       |    |    |    NATIONWIDE GLOBAL LIMITED  |
|  |   FINANCIAL SP. Z O.O.        |        |          (LUX SA)             |    |    |                               |
|  |                               |        |Common Stock:      5,894 Shares|    |    |Common Stock: 20,343,752 Shares|
|  |Common Stock: 40,950 Shares    |    ____|------------                   |    |____|------------                   |
|  |------------                   |   |    |                   Cost        |    |    |                   Shares      |
|  |                               |   |    |                   -----       |    |    |                   ------      |
|  |NGH-100%                       |   |    |BRANCH-99.98%      115,470,723 |    |    |NGH                20,343,751  |
|  ---------------------------------   |    |                   EURO        |    |    |LUX SA             1           |
|                                      |    ---------------------------------    |    ---------------------------------
|                                      |                                         |
|  ---------------------------------   |    ---------------------------------    |    ---------------------------------
|  |      SIAM AR-NA-KHET          |   |    |         NGH UK, LTD.          |    |    |             NGH               |
|  |     COMPANY LTD. (SIAM)       |   |    |                               |    |    |       NETHERLANDS B.V.        |
|--|                               |   |    |                               |    |    |                               |
|  |                               |   |____|                               |    |____|Common Stock:         40 Shares|
|  |                               |   |    |                               |    |    |------------                   |
|  |NGH-48.99%                     |   |    |                               |    |    |                    Cost       |
|  ---------------------------------   |    |                               |    |    |                    -----      |
|                  |                   |    |LUX SA-100%                    |    |    |NGH-100%            NLG 52,500 |
|                  |                   |    ---------------------------------    |    ---------------------------------
|  ---------------------------------   |                                         |
|  |  NATIONWIDE LIFE ASSURANCE    |   |    ---------------------------------    |
|  |        COMPANY, LTD.          |   |    |   NATIONWIDE GLOBAL HOLDINGS  |    |    ---------------------------------
|  |                               |   |    |   -NGH BRASIL PARTICIPACOES,  |    |    |      NATIONWIDE GLOBAL        |
|  |                               |   |    |       LTDA (NGH BRASIL)       |    |    |         JAPAN, INC.           |
|  |NGH-24.3%                      |   |____|                               |    |____|                               |
|  |SIAM-37.7%                     |   |    |        Shares      Cost       |    |    |Common Stock:        100 Shares|
|  ---------------------------------   |    |        ------      ----       |    |    |------------                   |
|                                      |    |LUX SA 6,164,899    R6,164,889 |    |    |                     Cost      |
|                                      |    |NGH    1            R1         |    |    |                     -----     |
|  ---------------------------------   |    ---------------------------------    |    |NGH-100%             $100      |
|  |     SBSC LTD (THAILAND)       |   |                    |                    |    ---------------------------------
|  |Common Stock:           24,500 |   |    ---------------------------------    |
|  |------------                   |   |    |  NATIONWIDE HOLDING SA (NHSA) |    |    ---------------------------------
|  |Shares                         |   |    |                               |    |    |            NATIONWIDE         |
|--|                               |   |    |                               |    |    |       SERVICES SP. Z O.O.     |
   |NGH-.01%                       |   |    |        Shares      Cost       |    |    |                               |
   |                               |   |    |        ------      ----       |    |    |Common Stock:         80 Shares|
   |SIAM-48.98%                    |   |    |NGH                            |    |____|------------                   |
   ---------------------------------   |    | BRASIL 42,900,999  R42,900,999|    |    |                      Cost     |
                                       |    |LUX SA  1           R1         |    |    |                      ----     |
                                       |    ---------------------------------    |    |NGH-100%              4,000 PLN|
   ---------------------------------   |                    |                    |    ---------------------------------
   |     PANEUROLIFE (PEL)         |   |    ---------------------------------    |    ---------------------------------
   |                               |   |    |   DINAMICA PARTICIPACOES SA   |    |    |        NATIONWIDE GLOBAL      |
   |Common Stock:  1,300,000 Shares|   |    |           (DPSA)              |    |    |          FINANCE, LLC         |
   |                               |___|    |                               |    |    |                               |
   |               Cost            |        |        Shares      Cost       |    |----|     Single Member Limited     |
   |               ----            |        |        ------      ----       |         |        Liability Company      |
   |LUX SA-100%    3,817,832,685   |        |NHSA    132,522,386 R14,723,256|         |                               |
   |LUF                            |        |NGH                            |         |                               |
   ---------------------------------        | BRASIL 1            R1, 472   |         |NGH-100%                       |
                 |                          ---------------------------------         ---------------------------------
                 |                                          |
   ---------------------------------        ---------------------------------
   |      VERTBOIS, SA             |        |  NATIONWIDE MARITIMA VIDA e   |
   |                               |        |       PREVIDENCIA SA          |
   |                               |        |                               |
   |                               |        |Common Stock:      134,822,225 |
   |                               |        |                   Shares      |
   |                               |        |                               |
   |                               |        |                    Cost       |
   | PEL-99.99%                    |        |                    ----       |
   | LUX SA-.01%                   |        |DPSA-86.4%          R14,128,512|
   ---------------------------------        ---------------------------------

                                                                        (center)

                                                                      -------------------------
______________________________________________________________________|NATIONWIDE MUTUAL      |
______________________________________________________________________|FIRE INSURANCE COMPANY |
                   |                                                  |      (FIRE)           |
                   |                                                  -------------------------
-----------------------------------------
|NATIONWIDE CORPORATION (NW CORP)       |
|                                       |
|     COMMON STOCK:  CONTROL:           |
|     -------------  --------           |
|     13,642,432     100%               |
|          SHARES         COST          |
|          ------         ----          |
|CASUALTY  12,992,922     $1,344,787,854|
|FIRE         649,510        118,038,022|
|----------------------------------------
                 |
                 |
_________________|_______________________________________________________________________________________________
                 |                                       |                                      |
---------------------------------       ---------------------------------       ---------------------------------
|           NATIONWIDE          |       |       NATIONWIDE FINANCIAL    |       |      GARTMORE GLOBAL ASSET    |
|        SECURITIES, INC.       |       |       SERVICES, INC. (NFS)    |       |         MANAGEMENT TRUST      |
|                               |       |                               |       |             (GGAMT)           |
|Common Stock:      7,676 Shares|       |Common Stock:      Control     |       |                               |
|------------                   |       |------------       -------     |       |                               |
|                    Cost       |       |Class A            Public-100% |       |                               |
|                    ----       |       |Class B            NW Corp-100%|       |Corp-100%                      |
|Corp-100%           $5,996,261 |       |          (See Page 3)         |       |           (See Page 4)        |
---------------------------------       ---------------------------------       ---------------------------------

                                                                    (right side)

____________________________________________________________________________________________________________
                                      |                                                                    |
                                      |                                                                    |
                       ---------------------------------                                  ---------------------------------
                       |       GATES, MCDONALD         |                                  |           NATIONWIDE          |
                       |      & COMPANY (GATES)        |                                  |    HEALTH PLANS, INC. (NHP)   |
                       |                               |                                  |                               |
                       |Common Stock:        254 Shares|                           _______|Common Stock:        100 Shares|
                       |------------                   |                           |      |------------                   |
                       |                    Cost       |                           |      |                    Cost       |
                       |                    ----       |                           |      |                    ----       |
                       |NW Corp.-100%       $25,683,532|                           |      |NW Corp.-100%       $19,103,732|
                       ---------------------------------                           |      ---------------------------------
                                      |                                            |
                                      |                                            |
---------------------------------     |      ---------------------------------     |      ---------------------------------
|    MEDPROSOLUTIONS, INC.      |     |      |      NEVADA INDEPENDENT       |     |      |      NATIONWIDE MANAGEMENT    |
|                               |     |      |   COMPANIES-MANUFACTURING     |     |      |          SYSTEMS, INC.        |
|                               ______|_____ |      TRANSPORTATION AND       |     |______|                               |
|                               |     |      |          DISTRIBUTION         |     |      |Common Stock:        100 Shares|
|                     Cost      |     |      |                               |     |      |------------                   |
|                     ----      |     |      |Common Stock:      1,000 Shares|     |      |                     Cost      |
|Gates-100%           $6,700,000|     |      |Gates-100%                     |     |      |                     ----      |
---------------------------------     |      ---------------------------------     |      |NHP-100%             $25,149   |
                                      |                                            |      ---------------------------------
                                      |                                            |
---------------------------------     |      ---------------------------------     |      ---------------------------------
|        GATES, MCDONALD &      |     |      |      NEVADA INDEPENDENT       |     |      |           NATIONWIDE          |
|    COMPANY OF NEW YORK, INC.  |     |      |     COMPANIES-HEALTH AND      |     |      |           AGENCY, INC.        |
|                               |     |      |           NONPROFIT           |     |      |                               |
|Common Stock:          3 Shares|_____|______|                               |     |______|Common Stock:        100 Shares|
|------------                   |     |      |Common Stock:      1,000 Shares|            |------------                   |
|                     Cost      |     |      |------------                   |            |                     Cost      |
|                     ----      |     |      |                               |            |                     ----      |
|Gates-100%           $106,947  |     |      |Gates-100%                     |            |NHP-99%              $116,077  |
---------------------------------     |      ---------------------------------            ---------------------------------
                                      |
---------------------------------     |      ---------------------------------
|        GATES, MCDONALD &      |     |      |      NEVADA INDEPENDENT       |
|       COMPANY OF NEVADA       |     |      |    COMPANIES-CONSTRUCTION     |
|                               |     |      |                               |
|Common Stock:         40 Shares|_____|______|                               |
|------------                   |     |      |Common Stock:      1,000 Shares|
|                     Cost      |     |      |------------                   |
|                     ----      |     |      |                               |
|Gates-100%           $93,750   |     |      |Gates-100%                     |
---------------------------------     |      ---------------------------------
                                      |
---------------------------------     |      ---------------------------------
|        GATESMCDONALD          |     |      |      NEVADA INDEPENDENT       |
|      HEALTH PLUS, INC.        |     |      |    COMPANIES-HOSPITALITY      |
|                               |     |      |      AND ENTERTAINMENT        |
|Common Stock:        200 Shares|_____|______|                               |
|                               |            |Common Stock:      1,000 Shares|
|                     Cost      |            |------------                   |
|                     ----      |            |                               |
|Gates-100%           $2,000,000|            |Gates-100%                     |
---------------------------------            ---------------------------------


Subsidiary Companies -- Solid Line
Contractual Association -- Double Line
Limited Liability Company -- Dotted Line

October 1, 2002

(left side)

                                 NATIONWIDE(R)

                          ---------------------                                 --------------------------
                          | NATIONWIDE MUTUAL |_________________________________|    NATIONWIDE MUTUAL   |
                          | INSURANCE COMPANY |_________________________________| FIRE INSURANCE COMPANY |
                          |    (CASUALTY)     |                  |              |          (FIRE)        |
                          ---------------------                  |              --------------------------
                                                                 |
                                           ---------------------------------------------
                                           |      NATIONWIDE CORPORATION (NW CORP)     |
                                           |          COMMON STOCK:    CONTROL:        |
                                           |          ------------     -------         |
                                           |            13,642,432       100%          |
                                           |             SHARES         COST           |
                                           |             ------         ----           |
                                           | CASUALTY    12,992,922     $1,344,787,854 |
                                           | FIRE           649,510        118,038,022 |
                                           ---------------------------------------------
                                                                 |
                                                                 |
                                                ------------------------------------
                                                |      NATIONWIDE FINANCIAL        |
                                                |      SERVICES, INC. (NFS)        |
                                                | Common Stock        Control      |
                                                | ------------        -------      |
                                                | Class A             Public-100%  |
                                                | Class B             NW Corp-100% |
                                                ------------------------------------
                                                                 |
                                                                 |

____________________________________________________________________________________________________________________________________
            |                              |                          |                        |                         |
------------------------   ------------------------------ ------------------- ----------------------------- ----------------------
| NATIONWIDE FINANCIAL |   | NATIONWIDE LIFE INSURANCE  | |  TBG INSURANCE  | |     NATIONWIDE TRUST      | |  NFS DISTRIBUTORS, |
|   SERVICES CAPITAL   |   |   COMPANY (NW LIFE)        | |    SERVICES     | |       COMPANY, FSB        | |    INC. (NFSDI)    |
|        TRUST         |   |                            | |   CORPORATION   | |                           | |                    |
| Preferred Stock:     | __| Common Stock: 3,814,779    | |                 | | Common Stock: 2,800,000   | |                    |
| ---------------      | | | ------------  Shares       | |                 | | ------------  Shares      | |                    |
|                      | | |                            | |                 | |               Cost        | |                    |
|                      | | |                            | |                 | |               ----        | |                    |
| NFS-100%             | | | NFS-100%                   | | NFS-65%         | | NFS-100%      $3,000,000  | | NFS-100%           |
------------------------ | ------------------------------ ------------------- ----------------------------- ----------------------
                         |                                                                                             |
                         |                                                              ____________________________________________
                         | ------------------------------                               |                              |
                         | |    NATIONWIDE LIFE AND     |                 -------------------------------     ----------------------
                         | | ANNUITY INSURANCE COMPANY  |                 |    NATIONWIDE FINANCIAL     |     | NATIONAL DEFERRED  |
                         |-|                            |                 |  INSTITUTION DISTRIBUTORS   |     | COMPENSATION, INC. |
                         | | Common Stock: 66,000 Shares|                 |    AGENCY, INC. (NFIDAI)    |     |                    |
                         | | ------------               |                 |                             |     |                    |
                         | |               Cost         |                 | Common Stock: 1,000 Shares  |     |                    |
                         | |               ----         |                 | ------------                |     |                    |
                         | | NW Life-100%  $183,070,003 |                 |                             |     |                    |
                         | ------------------------------                 | NFSDI-100%                  |     | NFSDI-100%         |
                         |                                                ------------------------------      ----------------------
                         |                                                                   |||                               ||
                         | ------------------------------  --------------------------------- ||| ----------------------------- ||
                         | |  NATIONWIDE INVESTMENT     |  |    FINANCIAL HORIZONS         | ||| |                           | ||
                         | |  SERVICES CORPORATION      |  |    DISTRIBUTORS AGENCY        | ||| |                           | ||
                         |-|                            |  |     OF ALABAMA, INC.          | ||| |        FLORIDA            | ||
                         | | Common Stock: 5,000 Shares |  | Common Stock: 10,000 Shares   |-||| |        RECORDS            |-||
                         | | ------------               |  | ------------                  | ||| |    ADMINISTRATOR, INC     |--|
                         | |               Cost         |  |               Cost            | ||| |                           |
                         | |               ----         |  |               ----            | ||| |                           |
                         | | NW Life-100%  $529,728     |  | NFIDAI-100%   $100            | ||| |                           |
                         | ------------------------------  --------------------------------- ||| -----------------------------
                         |                                                                   |||
                         | ------------------------------  --------------------------------- ||| -----------------------------
                         | |      NATIONWIDE FINANCIAL  |  |    LANDMARK FINANCIAL         | ||| |                           |
                         | |       ASSIGNMENT COMPANY   |  |       SERVICES OF             | ||| |                           |
                         |-|                            |  |      NEW YORK, INC.           | ||| |    FINANCIAL HORIZONS     |
                         | | NW LIFE-100%               |  | Common Stock: 10,000 Shares   | |||-|       DISTRIBUTORS        |
                         | ------------------------------  | ------------                  |-|||-|   AGENCY OF OHIO, INC     |
                         |                                 |               Cost            | ||| |                           |
                         | ------------------------------  |               ----            | ||| |                           |
                         | | NATIONWIDE PROPERTIES LTD. |  | NFIDAI-100%   $10,100         | ||| |                           |
                         | |                            |  --------------------------------- ||| -----------------------------
                         | | Units:                     |                                    |||
                         |-| -----                      |  --------------------------------- ||| -----------------------------
                         | | NW LIFE-97.6%              |  |    FINANCIAL HORIZONS         | ||| |                           |
                         | | NW Mutual-2.4%             |  |      SECURITIES CORP.         | ||| |                           |
                         | ------------------------------  |                               | ||| |    FINANCIAL HORIZONS     |
                         |                                 | Common Stock: 10,000 Shares   | |||-|       DISTRIBUTORS        |
                         | ------------------------------  | ------------                  |-|||-|        AGENCY OF          |
                         | |    NATIONWIDE COMMUNITY    |  |               Cost            | ||| |      OKLAHOMA, INC        |
                         | |   DEVELOPMENT CORP., LLC   |  |               ----            | ||| |                           |
                         | |                            |  | NFIDAI-100%   $153,000        | ||| |                           |
                         --| Units:                     |  --------------------------------- ||| -----------------------------
                         | | -----                      |                                    |||
                         | | NW LIFE-67%                |  --------------------------------- ||| -----------------------------
                         | | NW Indemnity-33%           |  |   AFFILIATE AGENCY, INC.      | ||| |                           |
                         | ------------------------------  |                               | ||| |                           |
                         |                                 | Common Stock: 100 Shares      | ||| |    FINANCIAL HORIZONS     |
                         | ------------------------------  | ------------                  |-|||-|       DISTRIBUTORS        |
                         | |     NATIONWIDE AFFORDABLE  |  |               Cost            | |||-|   AGENCY OF TEXAS, INC    |
                         | |         HOUSING, LLC       |  |               ----            | ||| |                           |
                         --|                            |  | NFIDAI-100%   $100            | ||| |                           |
                           | NW LIFE-45%                |  --------------------------------- ||| -----------------------------
                           | NW Indemnity-45%           |                                    |||
                           ------------------------------  --------------------------------- ||| ------------------------------
                                                           |    NATIONWIDE FINANCIAL       | ||| |      AFFILIATE AGENCY      |
                                                           |  INSTITUTION DISTRIBUTORS     | ||| |        OF OHIO, INC.       |
                                                           |INSURANCE AGENCY, INC. OF MASS.| |||-|                            |
                                                           | Common Stock: 100 Shares      |-||__| Common Stock: 750 Shares   |
                                                           | ------------                  | |   | ------------               |
                                                           |                               | |   |                            |
                                                           | NFIDAI-100%                   | |   | NFIDAI-100%                |
                                                           --------------------------------- |   ------------------------------
                                                                                             |
                                                           --------------------------------- |
                                                           |    NATIONWIDE FINANCIAL       | |
                                                           |  INSTITUTION DISTRIBUTORS     | |
                                                           | AGENCY, INC. OF NEW MEXICO    | |
                                                           | Common Stock: 100 Shares      |-|
                                                           | ------------                  |
                                                           |                               |
                                                           | NFIDAI-100%                   |
                                                           ---------------------------------

                                                                    (right side)






























______________________________________________________________________________________________________________________
                     |                                |                             |                                |
      -------------------------------  -----------------------------  -----------------------------  -------------------------------
      |   NATIONWIDE FINANCIAL      |  |  PENSION ASSOCIATES, INC. |  | NATIONWIDE LIFE INSURANCE |  | NATIONWIDE FINANCIAL        |
      | SERVICES CAPITAL TRUST II   |  |                           |  | COMPANY OF AMERICA        |  | SERVICES, (BERMUDA) LTD.    |
      |                             |  | Common Stock: 1,000       |  | (NLICA)                   |  | (NFSB)                      |
      |                             |  | ------------  Shares      |  |                           |  | Common Stock: 250,000 Shares|
      |                             |  |               Cost        |  |                           |  |               Cost          |
      |                             |  |               ----        |  |                           |  |               ----          |
      | NFS-100%                    |  | NFS-100%      $2,839,392  |  | NFS-100%      (See Page 6)|  | NFSB-100%     $113,500,000  |
      -------------------------------  -----------------------------  -----------------------------  -------------------------------
                                                                                                                     |
                                                                                                     -------------------------------
____________________________________________________________________________                         |     NFSB INVESTMENTS LTD.   |
                      |                  |                                 |                         |                             |
                      |   -------------------------------     --------------------------------       | Common Stock: 12,000        |
                      |   | THE 401(K) COMPANIES, INC.  |     | NATIONWIDE RETIREMENT        |       | ------------  Shares        |
                      |   |           (401(K))          |     | SOLUTIONS, INC. (NRS)        |       |               Cost          |
                      |   |                             |     |                              |       |               ----          |
                      |   |                             |     | Common Stock: 236,494 Shares |       | NFSB-100%     $12,000       |
                      |   |                             |     |                              |       -------------------------------
                      |   |                             |     |                              |
                      |   | NFSDI-100%                  |     | NFSDI-100%                   |
                      |   -------------------------------     --------------------------------
                      |                   |                                 |
                      |                   |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |   NATIONWIDE RETIREMENT   | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |    PLAN SERVICES, INC.    | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |         ALABAMA           | | |        NEW MEXICO         |
            | Common Stock:   Control   | |   | Common Stock: 10,000      |-|-| Common Stock: 1,000 Shares|
            | ------------    -------   | |   | ------------  Shares      | | | ------------              |
            |                           | |   |               Cost        | | |               Cost        |
            | Class A          NFS-100% | |   |               ----        | | |               ----        |
            | Class B        NFSDI-100% | |   | NRS-100%      $1,000      | | | NRS-100%      $1,000      |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     401(k) INVESTMENT     | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |       SERVICES, INC.      | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |         ARIZONA           | | |        SO. DAKOTA         |
            | Common Stock: 1,000,000   |-|   | Common Stock: 1,000 Shares|-|-| Common Stock: 1,000 Shares|
            | ------------  Shares      | |   | ------------              | | | ------------              |
            |               Cost        | |   |               Cost        | | |               Cost        |
            |               ----        | |   |               ----        | | |               ----        |
            | 401(k)-100%   $7,800      | |   | NRS-100%      $1,000      | | | NRS-100%      $1,000      |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     401(k) INVESTMENT     | |   |   NATIONWIDE RETIREMENT   | | |   NATIONWIDE RETIREMENT   |
            |       ADVISORS, INC.      | |   |    SOLUTIONS, INC. OF     | | |    SOLUTIONS, INC. OF     |
            |                           | |   |        ARKANSAS           | | |         WYOMING           |
            | Common Stock: 1,000 Shares|-|   | Common Stock: 50,000      |-|-| Common Stock: 500 Shares  |
            | ------------              | |   | ------------  Shares      | | | ------------              |
            |               Cost        | |   |               Cost        | | |               Cost        |
            |               ----        | |   |               ----        | | |               ----        |
            | 401(k)-100%   $1,000      | |   | NRS-100%      $500        | | | NRS-100%      $500        |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |     THE 401(K) COMPANY    | |   |   NATIONWIDE RETIREMENT   | | |                           |
            |                           | |   |      SOLUTIONS, INS.      | | |                           |
            |                           | |   |        AGENCY, INC.       | | |   NATIONWIDE RETIREMENT   |
            | Common Stock: 855,000     |-|   | Common Stock: 1,000 Shares|-|-|    SOLUTIONS, INC. OF     |
            | ------------  Shares      | |   | ------------              | |-|           OHIO            |
            |               Cost        | |   |               Cost        | | |                           |
            |               ----        | |   |               ----        | | |                           |
            | 401(k)-100%   $1,000      | |   | NRS-100%      $1,000      | | |                           |
            ----------------------------- |   ----------------------------- | -----------------------------
                                          |                                 |
            ----------------------------- |   ----------------------------- | -----------------------------
            |                           | |   |   NATIONWIDE RETIREMENT   | | |                           |
            |                           | |   |    SOLUTIONS, INC. OF     | | |                           |
            |                           | |   |         MONTANA           | | |   NATIONWIDE RETIREMENT   |
            |  RIVERVIEW AGENCY, INC.   |-|   | Common Stock: 500 Shares  |-|-|    SOLUTIONS, INC. OF     |
            |                           |-|   | ------------              | |-|         OKLAHOMA          |
            |                           |     |               Cost        | | |                           |
            |                           |     |               ----        | | |                           |
            |                           |     | NRS-100%      $500        | | |                           |
            -----------------------------     ----------------------------- | -----------------------------
                                                                            |
                                              ----------------------------- | -----------------------------
                                              |   NATIONWIDE RETIREMENT   | | |                           |
                                              |    SOLUTIONS, INC. OF     | | |                           |
                                              |          NEVADA           | | |   NATIONWIDE RETIREMENT   |
                                              | Common Stock: 1,000 Shares|-|-|    SOLUTIONS, INC. OF     |
                                              | ------------              | |-|           TEXAS           |
                                              |               Cost        |   |                           |
                                              |               ----        |   |                           |
                                              | NRS-100%      $1,000      |   |                           |
                                              -----------------------------   -----------------------------


Subsidiary Companies -- Solid Line
Contractual Association -- Double Line
Limited Liability Company -- Dotted Line

October 1, 2002

                                 NATIONWIDE(R)

 -------------------                                ------------------------
| NATIONWIDE MUTUAL |______________________________|   NATIONWIDE MUTUAL    |
| INSURANCE COMPANY |______________________________| FIRE INSURANCE COMPANY |
|    (CASUALTY)     |               |              |         (FIRE)         |
 -------------------                |               ------------------------
                 ----------------------------------------
                |    NATIONWIDE CORPORATION (NW CORP)    |
                |       Common Stock:   Control:         |
                |       13,642,432       100%            |
                |             Shares      Cost           |
                |  Casualty   12,992,922  $1,344,787,854 |
                |  Fire          649,510     118,038,022 |
                 ----------------------------------------
                                    |
                                    |
                   -------------------------------------
                  |          GARTMORE GLOBAL            |
                  |          ASSET MANAGEMENT           |
                  |           TRUST (GGAMT)             |
                  |                                     |
                  |          Corp.-100%                 |
                   -------------------------------------
                                     |
                 __________________________________________________________________________________________________________________
                |              |                 |                _________________________________________________________________
 ---------------------------   |                 |               |                     |             |
|     AUDENSTAR LIMITED     |  |   ---------------------------   |      --------------------------   |   --------------------------
|           (AL)            |  |  |     NATIONWIDE ASSET      |  |     |    GARTMORE INVESTMENT   |  |  |    GARTMORE FUND         |
|                           |  |  | MANAGEMENT HOLDINGS, LTD. |  |     |       SERVICES LTD.      |  |  |    MANAGERS LTD.         |
|                           |  |  |         (NAMHL)           |  |   __|          (GISL)          |  |__|       (GFM)              |
|                           |  |  |                           |  |  |  |                          |  |  |                          |
| GGAMT - 100%              |  |  |                           |  |  |  | GIM - 80%                |  |  | GIM - 99.99%             |
 ---------------------------   |  | GGAMT - 100%              |  |  |  | GNL - 20%                |  |  | GNL - .01%               |
                |              |   ---------------------------   |  |   --------------------------   |   --------------------------
 ---------------------------   |                 |               |  |                                |                |
|  RIVERVIEW INTERNATIONAL  |  |   ---------------------------   |  |   --------------------------   |   --------------------------
|        GROUP, INC.        |  |  |    NATIONWIDE UK ASSET    |  |  |  |    GARTMORE INVESTMENT   |  |  |    FENPLACE LIMITED      |
|           (RIG)           |__|  | MANAGEMENT HOLDINGS, LTD. |  |  |  |       SERVICES GMBH      |  |  |                          |
|                           |  |  |         (NUKAMHL)         |  |  |__|                          |  |__|                          |
| GGAMT - 79%               |  |  |                           |  |  |  |                          |  |  |                          |
| AL - 21%                  |  |  |                           |  |  |  |                          |  |  | GFM - 100%               |
 ---------------------------   |  | NAMHL - 100%              |  |  |  | GISL - 100%              |  |  |                          |
                |              |   ---------------------------   |  |   --------------------------   |   --------------------------
 ---------------------------   |                 |               |  |                                |
|  GARTMORE RIVERVIEW, LLC  |  |   ---------------------------   |  |   --------------------------   |   --------------------------
|                           |  |  |   NATIONWIDE UK HOLDING   |  |  |  |  GARTMORE FUND MANAGERS  |  |  | GARTMORE SECURITIES LTD. |
|                           |  |  |       COMPANY, LTD.       |  |  |  |  INTERNATIONAL LIMITED   |  |  |          (GSL)           |
|                           |  |  |        (NUKHCL)           |  |   __|         (GFMI)           |   __|                          |
|                           |  |  |                           |  |     |                          |     |                          |
| RIG - 70%                 |  |  |                           |  |     | GISL - 99.99%            |     | GIM - 99.99%             |
 ---------------------------   |  | NUKAMHL - 96.1%           |  |     | GSL - .01%               |     | GNL - .01%               |
                               |   ------------------------  -   |      --------------------------       --------------------------
 ---------------------------   |                 |               |                     |
|      GARTMORE ASSET       |  |   ---------------------------   |      --------------------------
|     MANAGEMENT, INC.      |  |  |     ASSET MANAGEMENT      |  |     |   GARTMORE SECRETARIES   |
|                           |__   |       HOLDINGS PLC        |  |     |      (JERSEY) LTD.       |
|                           |     |         (AMH)             |  |     |                          |
|                           |     |                           |  |     | GFMI - 94%               |
| GGAMT - 100%              |     |                           |  |     | GSL - 3%                 |
 ---------------------------      | NUKHCL - 100%             |  |     | GIM - 3%                 |
                                   ---------------------------   |      --------------------------
                                                 |               |
                                   ---------------------------   |
                                  |    GARTMORE INVESTMENT    |  |
                                  |       MANAGEMENT PLC      |  |
                                  |           (GIM)           |__|
                                  |                           |
                                  | AMH - 99.99%              |
                                  | GNL - .01%                |
                                   ---------------------------


























______________________________________________________________________________________________________________________
__________________________________________________________________                                                   |
|                                |                                |                                                  |
|   --------------------------   |   --------------------------   |   --------------------------       --------------------------
|  | GARTMORE INVESTMENT LTD. |  |  |  DAMIAN SECURITIES LTD.  |  |  |    GARTMORE CAPITAL      |     |    GARTMORE GLOBAL       |
|  |          (GIL)           |  |  |                          |  |  |     MANAGEMENT LTD.      |     |  INVESTMENT, INC. (GGI)  |
|__|                          |  |__|                          |  |__|          (GCM)           |     |                          |
|  |                          |  |  |                          |  |  |                          |     |        See Page 5        |
|  | GIM - 99.9%              |  |  | GIM - 50%                |  |  | GIM - 99.99%             |     |                          |
|  | GNL - .1%                |  |  | GSL - 50%                |  |  | GSL - .01%               |     |                          |
|   --------------------------   |   --------------------------   |   --------------------------       --------------------------
|               |                |                                |
|   --------------------------   |   --------------------------   |   --------------------------
|  |      GARTMORE JAPAN      |  |  |  GARTMORE NOMINEES LTD.  |  |  |    GARTMORE U.S. LTD.    |
|  |         LIMITED          |  |  |          (GNL)           |  |  |         (GUS)            |
|  |                          |  |__|                          |  |__|                          |
|  |                          |  |  |                          |  |  |                          |
|  | GIL - 100%               |  |  | GIM - 99.99%             |  |  |                          |
|  |                          |  |  | GSL - .01%               |  |  | GCM - 100%               |
|   --------------------------   |   --------------------------   |   --------------------------
|                                |                                |
|   --------------------------   |   --------------------------   |   --------------------------
|  |    GARTMORE 1990 LTD.    |  |  |     GARTMORE PENSION     |  |  | GARTMORE GLOBAL PARTNERS |
|  |    (GENERAL PARTNER)     |  |  |       TRUSTEES, LTD.     |  |  |    (GENERAL PARTNER)     |
|__|                          |  |__|                          |  |__|                          |
|  |                          |  |  |                          |     |                          |
|  | GIM - 50%                |  |  | GIM - 99%                |     | GUS - 50%                |
|  | GSL - 50%                |  |  | GSL - 1%                 |     | GSL - 50%                |
|   --------------------------   |   --------------------------       --------------------------
|                                |
|   --------------------------   |   --------------------------
|  |   GARTMORE INDOSUEZ UK   |  |  |    GIL NOMINEES LTD.     |
|  | RECOVERY FUND (G.P.) LTD.|  |  |                          |
|__|                          |   __|                          |
|  |                          |     |                          |
|  | GIM - 50%                |     | GIM - 50%                |
|  | GNL - 50%                |     | GSL - 50%                |
|   --------------------------       --------------------------
|
|   --------------------------
|  |GARTMORE 1990 TRUSTEE LTD.|
|  |    (GENERAL PARTNER)     |
|__|                          |
   |                          |
   | GIM - 50%                |
   | GSL - 50%                |
    --------------------------

                                       Subsidiary Companies      - Solid Line
                                       Contractual Association   - Double Line
                                       Limited Liability Company - Dotted Line

                                       October 1, 2002

                                                                     (left side)

                                   NATIONWIDE(R)
--------------------------------------------------------------------------------
---------------------                                 --------------------------
| NATIONWIDE MUTUAL | _______________________________ |    NATIONWIDE MUTUAL   |
| INSURANCE COMPANY | _______________________________ | FIRE INSURANCE COMPANY |
|    (CASUALTY)     |                |                |         (FIRE)         |
---------------------                |                --------------------------
                                     |
                 ------------------------------------------
                 |     NATIONWIDE CORPORATION (NW CORP)   |
                 |       COMMON STOCK:      CONTROL:      |
                 |       13,642,432         100%          |
                 |           SHARES          COST         |
                 |CASUALTY  12,992,922      $1,344,787,854|
                 |FIRE         649,510         118,038,022|
                 ------------------------------------------
                                     |
                                     |
                    ------------------------------------
                    |         GARTMORE GLOBAL          |
                    |         ASSET MANAGEMENT         |
                ___ |           TRUST (GGAMT)          |
                |   |                                  |
                |   |             Corp.-100%           |
                |   ------------------------------------
                |                    |
                |                    |
                |   -------------------------------------
                |   |         GARTMORE GLOBAL           |
                |   |      INVESTMENTS, INC. (GGI)      |
                |   |                                   |
                |   | Common Stock: 958,750 Shares      |
                |   | GGAMT-94%                         |
                |   | Preferred Stock: 500,000 Shares   |
                |   | GGAMT-100%                        |
                |   -------------------------------------
                |                    |
                |                    |
                |   -------------------------------------
                |   |       GARTMORE S.A. CAPITAL       |
                |   |            TRUST (GSA)            |
                |   |                                   | ______________
                |   |                                   |
                |   |      DELAWARE BUSINESS TRUST      |
                |   -------------------------------------
                |                    |
                |                    |
                |   --------------------------------------
                |   |         GARTMORE EMERGING          |
                |   |           MANAGERS, LLC            |
                |   |               (GEM)                | ___
                |   |                                    |   |
                |   | GSA-100%                           |   |
                |   --------------------------------------   |
                |                                            |
                |                                            |
                |   ---------------------------------------  |
                |   |            NORTHPOINTE              |  |
                |   |            CAPITAL LLC              |--|
                |   |                                     |  |
                |   | GEM-65%                             |  |
                |   ---------------------------------------  |
                |                                            |
                |                                            |
                |   ---------------------------------------  |
                |   |            CODA CAPITAL             |  |
                |   |           MANAGEMENT LLC            |  |
                |   |                                     |---
                |   | GEM-79%                             |
                |   ---------------------------------------
                |
                |
                |   ---------------------------------------
                |   |        GARTMORE MUTUAL FUND         |
                |   |           CAPITAL TRUST             |
                ___ |                                     |
                    |       DELAWARE BUSINESS TRUST       |
                    ---------------------------------------


                                                                    (right side)

          -------------------------------------             -------------------------------------
          |       GARTMORE GLOBAL ASSET       |             |                ADVISOR            |
          |         MANAGEMENT, INC.          |             |            SOFTWARE, INC.         |
_________|         (GGAMI)                   | ___________ |                                   |
          |                                   |      |      |                                   |
          | GSA-100%                          |      |      | GGAMI-23%                         |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          |             GARTMORE              |      |      |                INVESTIA           |
          |      INVESTORS SERVICES, INC.     |      |      |             HOLDINGS, LTD.        |
          |                                   |      |      |                                   |
          | Common Stock: 5 Shares            | ___________ |                                   |
          |                                   |      |      |                                   |
          |               Cost                |      |      |                                   |
          | GGAMI-100%    $5,000              |      |      | GGAMI-25%                         |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          |      NATIONWIDE GLOBAL FUNDS      |      |      |            GARTMORE MORLEY        |
          |                                   |      |      |       FINANCIAL SERVICES, INC.    |
          |                                   | ______      |               (MORLEY)            |
          |                                   | ___________ |                                   |___
          | LUXEMBOURG SICAV                  |      |      | Common Stock: 82,343 Shares       |   |
          |                                   |      |      | GGAMI-100%                        |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          | GARTMORE DISTRIBUTION             |      |      |        GARTMORE MORLEY CAPITAL    |   |
          | SERVICES, INC.                    |      |      |            MANAGEMENT, INC        |   |
          |                                   |      |      |                                   |   |
          | Common Stock: 10,000 Shares       | ______      | Common Stock:  500 Shares         |___|
          |                                   |      |      |                                   |   |
          |               Cost                |      |      |                Cost               |   |
          | GGAMI-100%    $146,653            |      |      | Morley-100%    $5,000             |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          | CORVIANT CORPORATION              |      |      |               GARTMORE            |   |
          | (CC)                              |      |      |             TRUST COMPANY         |   |
          |                                   |      |      |                                   |   |
          | Common Stock:       450,000 Shares|      |      | Common Stock: 2,000 Shares        |   |
          | Series A Preferred: 250,000 Shares| ______      |                                   |___|
          |                                   |      |      |                                   |   |
          |                    Cost           |      |      |               Cost                |   |
          | GGAMI-100%          $10,000,000   |      |      | Morley-100%   $50,000             |   |
          -------------------------------------      |      -------------------------------------   |
                           |                         |                                              |
                           |                         |                                              |
          -------------------------------------      |      -------------------------------------   |
          | VILLANOVA SECURITIES, LLC         |      |      |           GARTMORE MORLEY &       |   |
          |                                   |      |      |            ASSOCIATES, INC.       |   |
          |                                   |      |      |                                   |   |
          |                                   |      |      | Common Stock: 3,500 Shares        |   |
          |                                   |      |      |                                   |___|
          |                                   |      |      |              Cost                 |
          | CC-100%                           |      |      | Morley-100%  $1,000               |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          | GGI MGT LLC                       |      |      |           NEWHOUSE SPECIAL        |        Subsidiary Companies-
          | (GGIMGT)                          |      |      |       SITUATIONS FUND I, LLC      |          Solid Line
          |                                   |      |      |                                   |        Contractual Association-
          |                                   |------------ | Common Stock: 10,000 Shares       |          Double Line
          |                                   |             | GGIMGT-10%                        |        Limited Liability Company-
          |                                   |             | Class A Preferred: 10,000 Shares  |          Dotted Line
          | GGAMI-100%                        |             | GGAMI-75%                         |        October 1, 2002
          -------------------------------------             -------------------------------------

(left side)

                                 NATIONWIDE(R)

                                        ---------------------           --------------------------
                                        | NATIONWIDE MUTUAL |___________|    NATIONWIDE MUTUAL   |
                                        | INSURANCE COMPANY |___________| FIRE INSURANCE COMPANY |
                                        |    (CASUALTY)     |           |        (FIRE)          |
                                        ---------------------           --------------------------
                                                                   |
                                                                   |
                                                                   |
                                               ------------------------------------------
                                               |    NATIONWIDE CORPORATION (NW CORP)    |
                                               |       COMMON STOCK:     CONTROL:       |
                                               |       -------------     --------       |
                                               |       13,642,432        100%           |
                                               |                                        |
                                               |            SHARES       COST           |
                                               |            ----------   -------------- |
                                               | CASUALTY   12,992,922   $1,344,787,854 |
                                               | FIRE          649,510      118,038,022 |
                                               ------------------------------------------
                                                                    |
                                                                    |
                                                                    |
                                                     ---------------------------------
                                                     |     NATIONWIDE FINANCIAL      |
                                                     |     SERVICES, INC. (NFS)      |
                                                     |                               |
                                                     | Common Stock:   Control       |
                                                     | -------------   ------------- |
                                                     | Class A         Public - 100% |
                                                     | Class B         NW Corp - 100%|
                                                     ---------------------------------
                                                                     |
                                                                     |
                                                                     |
                                                      ----------------------------------
                                                      |  NATIONWIDE LIFE INSURANCE     |
                                                      |      COMPANY OF AMERICA        |
               _______________________________________|           (NLICA)              |
               |                             |        |                                |
               |                             |        |          NFS - 100%            |
               |                             |        ----------------------------------
               |                             |                               |
               |                             |                               |
               |                             |                               |
 -----------------------------   -----------------------------     -----------------------
 |    NATIONWIDE LIFE AND    |   | NATIONWIDE LIFE INSURANCE |     |      NATIONWIDE     |
 |     ANNUITY COMPANY OF    |   |    COMPANY OF DELAWARE    |     |  PROVIDENT HOLDING  |
 |          AMERICA          |   |                           |  ___|       COMPANY       |___
 |                           |   |                           |  |  |        (NPHC)       |
 |                           |   |                           |  |  |                     |
 |       NLICA - 100%        |   |        NLICA - 100%       |  |  |    NLICA - 100%     |
 -----------------------------   -----------------------------  |  -----------------------
                                                                |            |
                                                                |            |
                                 -----------------------------  |  -----------------------
                                 |     WASHINGTON SQUARE     |  |  |   FOUR P FINANCE    |
                                 |      ADMINISTRATIVE       |  |  |      COMPANY        |
                                 |       SERVICES, INC.      |_____|                     |
                                 |                           |  |  |                     |
                                 |       NPHC - 100%         |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |          SOFTWARE         |  |  |     NATIONWIDE      |
                                 |        DEVELOPMENT        |  |  |     PROVIDENT       |
                                 |           CORP.           |_____| DISTRIBUTORS, INC.  |
                                 |                           |  |  |                     |
                                 |                           |  |  |                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |     RF ADVISERS, INC.     |  |  |    DELFI REALTY     |
                                 |                           |  |  |    CORPORATION      |
                                 |                           |  |  |                     |
                                 |                           |_____|                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |         PNAM, INC.        |  |  |   INSTITUTIONAL     |
                                 |                           |  |  |   CONCEPTS, INC.    |
                                 |                           |_____|                     |
                                 |                           |  |  |                     |
                                 |        NPHC - 100%        |  |  |    NPHC - 100%      |
                                 -----------------------------  |  -----------------------
                                                                |
                                                                |
                                 -----------------------------  |  -----------------------
                                 |     PROVESTCO, INC.       |  |  |    1717 CAPITAL     |
                                 |                           |  |  | MANAGEMENT COMPANY  |____
                                 |                           |_____|                     |____
                                 |                           |     |                     |
                                 |        NPHC - 100%        |     |    NPHC - 100%      |
                                 -----------------------------     -----------------------

                                                                    (right side)

                                            -----------------------------   -----------------------------
                                            |      RCMD FINANCIAL       |   |      1717 BROKERAGE       |
                                            |      SERVICES, INC.       |   |      SERVICES, INC.       |
                                            |         (RCMD)            |   |           (BSI)           |
                                        ____|                           |___|                           |
                                         |  |                           |   |                           |
                                         |  |        NPHC - 100%        |   |         RCMD - 100%       |
                                         |  -----------------------------   -----------------------------
                                         |                |                               |
                                         |                |                               |
                                         |  -----------------------------   -----------------------------
                                         |  |       1717 ADVISORY       |   |       1717 INSURANCE      |
                                         |  |       SERVICES, INC.      |   |        AGENCY OF          |
                                         |  |                           |   |      MASSACHUSETTS, INC.  |
                                         |  |                           |   |                           |
                                         |  |       RCMD - 100%         |   |          BSI - 100%       |
                                         |  -----------------------------   -----------------------------
                                         |
                                         |
                                         |  -----------------------------
                                         |  |       MARKET STREET       |
                                         |  |        INVESTMENT         |
                                         ___|      MANAGEMENT COMPANY   |
                                            |                           |
                                            |        NPHC - 100%        |
                                            -----------------------------
                                                         ||
                                                         ||
                                            -----------------------------
                                            |     MARKET STREET FUND    |
                                            |                           |
                                            |  Delaware Business Trust  |
                                            |                           |
                                            -----------------------------










                                           -------------------------
                                           |                       |
                                        ___|    1717 INSURANCE     |
                                        ___| AGENCY OF TEXAS, INC. |
                                           |                       |
                                           -------------------------

Subsidiary Companies      - Solid Line
Contractual Association   - Double Line
Limited Liability Company - Dotted Line

October 1, 2002

Item 30.  Indemnification

Article XII of Nationwide Life and Annuity Company of America's By-Laws provides, in part:

            Indemnification of Directors, Officers and Other Persons

     Section 12.01 To the fullest extent permitted by law, the Company shall indemnify any present, former or future Director, officer, or employee of the Company or any person who may serve or has served at its request as officer or Director of another corporation of which the Company is a creditor or stockholder, against the reasonable expenses, including attorney's fees, necessarily incurred in connection with the defense of any action, suit or other proceeding to which any of them is made a party because of service as Director, officer or employee of the Company or such other corporation, or in connection with any appeal therein, and against any amounts paid by such Director, officer or employee in settlement of, or in satisfaction of a judgment or fine in, any such action or proceeding, except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer or employee shall be adjudged to be liable for negligence or misconduct in the performance of his duty. A judgment entered in connection with a compromise or dismissal or settlement of any such action, suit or other proceeding shall not of itself be deemed an adjudication of negligence or misconduct. The indemnification herein provided shall not be exclusive of any other rights to which the persons indemnified may be entitled.

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

(a) Other Activity. 1717 Capital Management Company (1717) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. 1717 is also principal underwriter for Market Street Fund, for Nationwide Provident VLI Separate Account 1, Nationwide Provident VA Separate Account A, and Nationwide Provident VA Separate Account 1.

(b) Management. The following information is furnished with respect to the officers and directors of 1717:

     NAME AND PRINCIPAL            POSITIONS AND OFFICES           POSITIONS AND OFFICES
      BUSINESS ADDRESS*                  WITH 1717                    WITH DEPOSITOR
     ------------------            ---------------------           ---------------------
Peter D. Cuozzo..............  Director and Senior Vice        Senior Vice President
                               President
Lance A. Reihl...............  Director, President, and        N/A
                               Chief Operating Officer
Gary D. McMahan..............  Director                        Director, President and Chief
                                                               Operating Officer
James D. Benson..............  Senior Vice President           Senior Vice President and
                                                               Assistant Treasurer
Scott V. Carney..............  Senior Vice President           Senior Vice President and
                                                               Actuary
William E. Mabe***...........  Senior Vice President           Senior Vice
                                                               President--Operations
Denise Sortino***............  Senior Vice President           Senior Vice President
Thomas E. Barnes**...........  Vice President and Secretary    Vice President and Assistant
                                                               Secretary
Todd Miller..................  Treasurer                       N/A
Kathleen Walsh***............  Vice President                  Vice President

---------------

  * Principal business address is c/o Nationwide Life Insurance Company of America, 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.

 ** The address is One Nationwide Plaza, Columbus, Ohio 43215.

*** The address is 300 Continental Drive, Newark, Delaware 19713.

(c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

    (1)             (2)                                              (5)
  NAME OF     NET UNDERWRITING         (3)             (4)
 PRINCIPAL     DISCOUNTS AND     COMPENSATION ON    BROKERAGE
UNDERWRITER     COMMISSIONS        REDEMPTION      COMMISSIONS   COMPENSATION
-----------   ----------------   ---------------   -----------   ------------
   1717             N/A               None             N/A           N/A

Item 32.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by Nationwide Life and Annuity Company of America at 300 Continental Drive, Newark, DE 19713 or at 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181.

Item 33.  Management Services

All management contracts are discussed in Part A or Part B.

Item 34.  Fee Representation

Nationwide Life and Annuity Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life and Annuity Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Nationwide Provident VLI Separate Account A and Nationwide Life and Annuity Company of America have duly caused this pre-effective amendment number 2 to the registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the County of New Castle and State of Delaware, on the 4th day of February, 2003.

                                          NATIONWIDE PROVIDENT VLI
                                          SEPARATE ACCOUNT A (REGISTRANT)

                                          By: NATIONWIDE LIFE AND
                                              ANNUITY COMPANY OF AMERICA
                                              (DEPOSITOR)

            Attest: /s/ KATHERINE DEPERI                 By: /s/ GARY D. MCMAHAN
   ----------------------------------------------            ------------------------------------------
                  Katherine DePeri                           Gary D. McMahan
                                                             Director, President, and Chief Operating
                                                             Officer

                                          NATIONWIDE LIFE AND
                                          ANNUITY COMPANY OF AMERICA (DEPOSITOR)

            Attest: /s/ KATHERINE DEPERI                 By: /s/ GARY D. MCMAHAN
   ----------------------------------------------            ------------------------------------------
                  Katherine DePeri                           Gary D. McMahan
                                                             Director, President, and Chief Operating
                                                             Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment number 2 to the registration statement has been signed below by the following persons in the capacities indicated on February 4, 2003.

                    SIGNATURES                                             TITLE
                    ----------                                             -----
                /s/ GARY D. MCMAHAN                  Director, President, and
---------------------------------------------------  Chief Operating Officer
                  Gary D. McMahan                    (Principal Executive Officer)

                /s/ JAMES D. BENSON                  Senior Vice President and
---------------------------------------------------  Assistant Treasurer
                  James D. Benson                    (Principal Financial Officer/
                                                     Principal Accounting Officer)

                         *                           Director, Chairperson of the Board,
---------------------------------------------------  and Chief Executive Officer
                  W.G. Jurgensen

                         *                           Director and Vice Chairperson of the
---------------------------------------------------  Board
                 Joseph J. Gasper

                         *                           Director
---------------------------------------------------
                 Richard A. Karas

                         *                           Director, Senior Vice President, and
---------------------------------------------------  Assistant Treasurer
                 Mark A. Thresher

             *By /s/ KATHERINE DEPERI
  ----------------------------------------------
                 Katherine DePeri
                 Attorney-In-Fact
           Pursuant to Power of Attorney

                                 EXHIBIT INDEX

EXHIBITS
--------
14.(a)      Consent of Sutherland Asbill & Brennan LLP
14.(b)      Consent of PricewaterhouseCoopers LLP
14.(c)      Consent of Scott V. Carney, FSA, MAAA